Exelon.



sustainable value

Exelon Corporation 07 Summary Annual Report

On the cover: View from Exelon's Conowingo hydro-electric plant in Darlington, Md. Built in 1928 and situated on the Susquehanna River, it was the second largest hydroelectric project in the United States. Conowingo is the chief PJM resource for restoration of service in the event of a major system loss of electricity. Two fish lifts operated by Exelon have helped more than 1.2 million American Shad fish over the dam to continue their migration up the Susquehanna.

Forward Looking Statements

This presentation includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, that are subject to risks and uncertainties. The factors that could cause actual results to differ materially from these forward-looking statements include those discussed herein as well as those discussed in (1) Exelon Corporation's 2007 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 19; and (2) other factors discussed in filings with the Securities and Exchange Commission (SEC) by Exelon Corporation, Commonwealth Edison Company, PECO Energy Company and Exelon Generation Company, LLC (Companies). Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this presentation. None of the Companies undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this presentation.

Exelon today has a market capitalization in excess of $50 billion. The next largest utilities have a capitalization of around $30 billion. That is because:

> We own about 17,000 megawatts of nuclear generation and about 8,600 megawatts of non-nuclear capacity operating in competitive markets.

> Our operating managers have an unparalleled commitment to rigorous processes and continuous improvement.

> We are building healthy, self-sustaining delivery companies, while managing the transition to competitive procurement.

> We have established our corporate structures and mobilized our legal and political teams to protect those market-based rates.

> Our marketing people are suspicious of fads and hardheaded about risks in volatile markets.

> Our plants will become more valuable in a future economy that is constrained both by carbon regulation and capacity limitations.

> We are absolutely committed to the value of your investment with passion, with financial discipline and with our own personal commitment.

John W. Rowe / July 25, 2007


John W. Rowe
Chairman, President and CEO

To our shareholders

2007 was a truly remarkable year. Exelon delivered the substantial increases in both operating and GAAP earnings that the market expected – the latter while bearing the costs of the Illinois settlement. We remain one of the most profitable companies in the industry. Our operating performance improved in both our generation and delivery businesses, led as always by our world-class nuclear program. We successfully navigated a protracted and painful transition to competition in Illinois. In my 24 years as a CEO, I do not recall a better overall performance by a utility.

Through many challenges, we have protected and significantly increased the value with which you have entrusted us. Some of that value already has been returned to you in share repurchases and dividend increases. We remain confident in our ability to protect and grow that value in the years to come. We have the nation's best portfolio of generation assets, a strong record of financial discipline, and one of the most talented management teams in the industry. We are absolutely committed to delivering reliable and affordable service to our customers and superior value to you, our shareholders – in good economic times and bad, in high price environments and low, in favorable regulatory environments and unfavorable. For customers and shareholders alike, Exelon provides sustainable value.

SUSTAINABLE EARNINGS

For the seventh consecutive year, Exelon reported improved operating earnings. Thanks to the end of the market transition period in Illinois, a record year for nuclear output and continued strong wholesale margins, our 2007 adjusted (non-GAAP)* operating earnings totaled $4.32 per share, a 34 percent increase over comparable earnings in 2006. Over the past seven years, Exelon's operating earnings have grown more than 12 percent per year. Our 2007 GAAP earnings were $4.05 per share, a 72 percent increase over 2006.

Our sustained financial performance made Exelon the most highly valued company in the industry. Our year-end market capitalization was almost $54 billion, over $24 billion more than our next largest competitor. Our overall stock price rose by nearly 32 percent during the course of the year, from $61.89 on Dec. 29, 2006 to $81.64 on Dec. 31, 2007. Our total return for 2007, measured by stock appreciation plus dividend reinvestment, was 35 percent. From the completion of the Unicom/PECO merger in October 2000 to the end of 2007, our total return has been 243 percent, significantly outpacing the performance of both the Philadelphia Utility Index (105 percent) and the S&P 500 Index (19 percent).

Our sustained financial performance made Exelon the most highly valued company in the industry

Our accomplishments have again been recognized by a wide array of observers. *Fortune* magazine named Exelon one of America's "Most Admired Companies," and ranked Exelon second on the electric and gas utilities list. We were named to the Dow Jones Sustainability North America Index for the second consecutive year and to the Climate Disclosure Project's Climate Leadership Index for the third consecutive year. The U.S. Green Building Council certified our renovated Chicago headquarters as LEED®-Commercial Interiors Platinum, its highest environmental rating. Our delivery companies were likewise singled out; ComEd recently received the Emergency Recovery Award from the Edison Electric Institute for its response to the "storm of the decade" that hit northeast Illinois in August and PECO's Low-Income Usage Reduction Program was recognized by the American Council for an Energy-Efficient Economy as one of the nation's most exemplary energy efficiency programs. I am personally gratified that our performance led *Institutional Investor* magazine to name me as the industry's top CEO.

The value we have delivered to you is a result of the consistent and disciplined work of the Exelon management team and our employees. They have given us a real opportunity to realize the Exelon Vision: to be the best group of electric generation and electric and gas delivery companies in the United States. I thank all of them for these efforts.

*For a reconciliation of adjusted (non GAAP) operating earnings to GAAP (accounting principles generally accepted in the United States) earnings, see Exelon's fourth quarter earnings release issued Jan. 23, 2008 posted on the investor relations page at www.exeloncorp.com and included in the 8-K filed with the SEC on that date

Exelon's remarkable performance in 2007 was led by another great year for our generation business. Our world-class nuclear fleet, led by Chris Crane and Chip Pardee, set company records for production (132.3 million net MWh) and capacity factor (94.5 percent). We have achieved a nuclear capacity factor above 93 percent in each of the past five years, a consistent level of excellence unparalleled in our industry. Our renewable and fossil assets performed well under the leadership of Mark Schiavoni. Our hydro fleet maintained a near-record equivalent availability factor (94.7 percent), and our fossil fleet ended the year with a solid 91.2 percent commercial availability factor.

Our power marketing team completed another year of enhancing the value of our generation assets. Despite lower than expected load volume in the east, Ian McLean, Ken Cornew and our Power Team successfully bid into PJM's new Reliability Pricing Model (RPM), met or exceeded our publicly stated hedging goals and tirelessly worked to optimize our portfolio. These steps have helped to secure the value we promise to deliver to you each year.

The value we have delivered to you is a result of consistent and disciplined work of the Exelon management team and our employees

Our delivery companies likewise performed well, although we are still seeking consistent top quartile performance. Under Frank Clark and Barry Mitchell, ComEd achieved its best non-storm outage duration in 10 years and earned both industry recognition and regulatory praise for its response to August's "storm of the decade." PECO recorded better-than-target reliability numbers, including distinguished performance in interruption frequency and managed a very warm summer without significant incident. Denis O'Brien and his team have spent countless hours with Pennsylvania legislators addressing transition to market issues. I remain confident that they will deliver a reasonable solution on this front.

Under the leadership of John Young, our finance group continued to demonstrate the disciplined financial management that has been a hallmark of Exelon's performance. We executed a $1.25 billion accelerated share repurchase in September and announced an additional $500 million repurchase in December. We also have announced that our dividend will increase by 14 percent in 2008. John has left Exelon to assume a CEO position but Ian McLean, Matt Hilzinger and Michael Metzner are committed to maintaining the financial rigor and integrity that you have come to expect.

And last, but certainly not least, our Business Services Company again performed admirably in its role as a provider of low-cost, quality support services. Ruth Ann Gillis and her team continue to ensure that all of the Exelon companies operate with the best resources available.

Last year, I wrote about the serious challenge we face as a nation and as a world community in responding to global climate change. The science behind climate change is now compelling – global average temperatures are rising and human activity is a major contributor. We must begin to address the problem now. Unfortunately, there are no easy regulatory or technological solutions.

Exelon has been a leading industry voice for federal enactment of greenhouse gas regulation since 2002. We continue to actively advocate for a mandatory, economy-wide climate program that will begin to address the problem effectively without imposing an impossible financial burden on our customers or the economy as a whole. Betsy Moler and her Washington team press the issue daily, both individually and in cooperation with the National Commission on Energy Policy, the U.S. Climate Action Partnership and the Clean Air Group.

Exelon is well positioned to succeed in a carbon-constrained world

Exelon is well positioned to succeed in a carbon-constrained world by virtue of our world-class nuclear fleet. Yet our advantage poses challenges of its own. The value we derive from carbon regulation will inevitably result from higher electricity prices. Our regulators understand this, and they will demand value in return. They will expect us to lead the industry in building an affordable, reliable, low carbon energy future for our customers. Thus, we must be recognized not merely as a beneficiary of carbon regulation, but as an innovator and problem solver. We must find ways to address energy supply issues in a greener way. And we must do so in a manner that inflicts the least financial burden on our customers.

As a consequence, we have recently initiated a corporate-wide effort to develop a comprehensive sustainability strategy. Our goal must be ambitious – we must reduce, displace or offset a major portion of our carbon footprint by a certain date. First, we will further reduce our own green house gas (GHG) emissions. While we already have one of the lowest emission rates in the country, we are exploring every conceivable opportunity to further improve the efficiency of our buildings, our transportation fleet, our transmission and distribution operations and to make our supply chain a model of low carbon procurement.

Second, we will help our customers reduce their GHG emissions. ComEd already has begun implementing what will become one of the nation's largest energy efficiency programs; PECO currently is working with Pennsylvania legislators to craft similarly reasonable yet bold energy policy.

Third, we will reduce overall GHG emissions in the markets in which we operate. We are rigorously evaluating new low carbon supply sources, including capacity uprates at our existing nuclear plants, new natural gas-fired generation and renewable energy resources like wind. We also continue to pursue the possibility of building a new nuclear facility in Texas. The Board has agreed to fund additional exploration and we plan to submit a combined construction and operating licensing application to the Nuclear Regulatory Commission in 2008.

Our success will inevitably depend upon both economic and political developments. Rising prices for fuel and commodities complicate the industry's ability to deliver affordable electricity, particularly in a time of economic slowdown. We also need enactment of national and regional energy policies that foster, rather than frustrate, an affordable, reliable, low-carbon future. We must have an effective federal loan-guarantee program for the next generation of nuclear plants, a resolution to the nuclear waste storage issue, aggressive financial support of research and development, constructive regulatory partners and a strong commitment to competitive electricity markets.

This last piece – competitive markets and the prices they yield – is particularly critical. Competitive markets are essential to the value of your shares and the needs of our customers. Competition best provides the incentives necessary to build the lowest cost, most reliable, lowest carbon energy infrastructure. To ensure competition's success, we will continue to work with our regulators to develop the most acceptable competitive procurement processes, we will demonstrate that competitive markets best encourage conservation efforts, we will validate PJM's RPM structure by building new supply resources and we will increase our activity in competitive retail products.

"There is no security on this earth, there is only opportunity"

MOVING AHEAD

After a noteworthy year like 2007, I am reminded that General Douglas MacArthur once said, "There is no security on this earth, there is only opportunity." At Exelon, we see our situation in the same light. We have performed well, we have met your high expectations, but we move forward with the constant knowledge that you expect us to turn tomorrow's challenges and opportunities into real value.

We have the assets, skills and team to deliver sustainable value to you for years to come. Our assets have us prepared to excel in a carbon-constrained world. Our financial management skills will allow us to make difficult, yet well-informed decisions as we look to build a new generation of power plants and improve the performance of our delivery affiliates. Our management team will work tirelessly to protect and grow your value, whether through defending competitive markets, growing and sustaining superior performance, or hedging the many risks that face our businesses.

Our Vision is unwavering – we are determined to be the best.

John W. Rowe

John W. Rowe
Chairman, President and CEO
Exelon Corporation
March 10, 2008

our vision

Exelon will be the best group of electric generation and electric and gas delivery companies in the United States – providing superior value for our customers, employees, investors and the communities we serve.

our goals

> Keep the lights on and the gas flowing

> Run the nuclear fleet at world-class levels

> Capitalize on environmental leadership and clean nuclear energy

> Create a challenging and rewarding workplace

> Enhance the value of our generation

> Build value through disciplined financial management

our values

Safety – for our employees, our customers and our communities

Integrity – the highest ethical standards in what we say and what we do

Diversity – in ethnicity, gender, experience and thought

Respect – trust and teamwork through open and honest communication

Accountability – for our commitments, actions and results

Continuous improvement – stretch goals and measured results

our strategic direction

protect today's value + grow long-term value

protect today's value

> Deliver superior operating performance

> Advance competitive markets

> Protect the value of our generation

> Build healthy, self-sustaining delivery companies

grow long-term value

> Drive the organization to the next level of performance

> Set the industry standard for low carbon energy generation and delivery through reductions, displacement and offsets

> Pursue and rigorously evaluate new growth opportunities

"Our strategy is to execute our Vision, in good times and in bad, to protect today's value, and to grow long-term value for the future."

John W. Rowe



Sustainable portfolio

A low-carbon future requires low-carbon energy. No company is better positioned to meet this growing demand than Exelon. We are the fourth largest generation company in the country, yet we release carbon emissions at a fraction of any other company in the top 10.

It starts with Exelon's best-in-class nuclear fleet, the largest in the nation, producing enough energy to power 11.5 million homes with virtually no greenhouse gas emissions. We continue to extract more energy from these plants through operational improvements that have doubled the fleet's capacity factor in the last 10 years.

Exelon is also deeply invested in alternative energy. We are the largest marketer of wind-generated electricity east of the Mississippi River and own the second largest landfill gas facility in the country. Our hydroelectric facilities can generate more than 1,600 megawatts of electricity. We are investing in solar energy, as well, through a 20-year power purchase agreement with the fourth largest solar generation project in the U.S.

In short, Exelon has optimal generation assets for a carbon-constrained world. We are an energy company completely aligned for the coming low-carbon revolution.



Sustainable products & services

Public concern about climate change is bringing new demand for environmentally friendly products and services - and Exelon is leading the way. Exelon Generation, for example, is now a key broker in the emerging market for renewable energy credits (RECs). Exelon's renewable energy portfolio includes wind, landfill, municipal solid waste and hydro-electric generation.

Empowering customers to make environmentally conscious choices is at the heart of the PECO Wind program, which enables customers to purchase renewable energy. And ComEd and PECO together make Exelon a national leader in implementing demand-side management, real-time pricing and advanced meters so customers can more strategically manage their energy use.

Innovation – above all else – is the key to solving the climate change problem. Exelon will continue to seek out new opportunities to put innovation to work for our climate, our customers and our shareholders. It's what we do best.




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Sustainable communities

Exelon is a valued corporate citizen in the communities we serve. Helping customers reduce their carbon footprint is an essential part of that role. ComEd and PECO are helping customers with everything from discounts on CFL bulbs to energy audits and real time pricing programs.

Exelon also leads by example. We are on pace to surpass the voluntary eight percent reduction in emissions we set for ourselves back in 2005 under the EPA's Climate Leader program. We intend to establish even more aggressive carbon reduction targets for the future. Our recently renovated headquarters in Chicago is the largest LEED Platinum certified renovation in the world and has reduced our electricity consumption in that building by 50 percent. We have done enormous work in restoring natural habitats on our utility rights of way and around our generation facilities. We are promoting efficiency in schools throughout our service communities and we've funded and designed the solar-powered Exelon Pavilion in Chicago's Millennium Park. Exelon has been named to the 2007-08 Dow Jones Sustainability North America Index for our economic, social and environmental performance. And for the third consecutive year, the Carbon Disclosure Project has named us to the Climate Leadership Index.





Sustainable future

Addressing climate change will be the next great global industry. Our low-carbon strategy is not only good for the planet, it's good for our business. It creates shareholder value by using our resources more efficiently, improving our relationship with regulators, responding to market demands and strengthening public goodwill.

Preparing for the future is also about strong advocacy for the right policy outcomes. If the country is serious about climate change, nuclear energy will need to be part of the solution. Exelon will aggressively advocate for national and regional policies to encourage the continued and extended operation of existing plants as well as the construction of new plants.

We will also continue to champion mandatory, economy-wide carbon regulation and competitive markets as the most effective tools to foster positive action on climate change. And we will continue to improve our own operations, setting ever more aggressive standards of efficiency for our customers and ourselves. Through a comprehensive low carbon strategy and results-driven leadership, Exelon will continue to deliver superior value to our customers, investors, employees and the communities we serve.






hybrid
ComEd.
An Exelon Company

Exelon at a Glance

Midway through 2007, the political and regulatory environments in Illinois and Pennsylvania required a change to the way ComEd and PECO operated. Although a re-organization left the two companies operating separately, they continue to learn from each other to improve operations and common processes within each utility and across the companies in support of Exelon's corporate vision.

In January 2007, electric rates increased for the first time since 1997, when residential rates were frozen and reduced by 20 percent as a result of a state restructuring law. The rate increase was primarily due to higher energy costs, which had risen substantially over the past decade. Six months later, legislation was passed in Illinois that reflects a settlement agreement between ComEd, Exelon Generation and other utilities and generators in the state for a comprehensive, multi-year $1 billion rate-relief package.

ComEd restored power to 630,000 customers in August following the worst storm in a decade. This series of storms was the most severe to hit the area since a March 1998 ice storm interrupted service to 865,000 customers. ComEd crews restored service to 90 percent of affected customers within 48 hours.

Construction on the West Loop Project - the largest and most complex project in ComEd's history - reached the 50 percent completion point in 2007. The 2008 in-service development, which will feature power lines running under the Chicago River, is an ambitious effort to improve reliability by expanding the transmission system in Chicago's central business district and transforming it from a radial to a state-of-the-art network system.

ComEd's CARE (Customers' Affordable Reliable Energy) Discount CFL Bulb Program, which distributed 1 million CFLs in 2007 to help the U.S. phase out incandescent bulbs, was the largest privately funded energy efficiency lighting promotion in the Midwest. This effort will save about 33 million pounds of carbon dioxide per year that would have otherwise been emitted by traditional bulbs, the equivalent annual emissions of about 2,850 cars.

Throughout much of 2006 and into 2007, PECO's entire operation underwent a Pennsylvania Public Utility Commission (PAPUC) management audit. Independent auditors conducted hundreds of interviews and reviewed thousands of pages of documents before issuing a favorable report in August. The auditors noted that they were impressed with many of the actions that PECO had undertaken over the last several years, such as automated meter reading implementation, outsourcing of fleet vehicle maintenance, and shifting to supplier-owned, just-in-time inventory and other efficiencies gained in its purchasing and materials management. PAPUC regulations require a comprehensive management audit of utilities every five to eight years.

In April, the U.S. Department of Energy's National Renewable Energy Laboratory announced that PECO WIND was once again one of the nation's top 10 green power programs for enrollment.

Another important project implemented in 2007 was an option that dramatically reduces wait times on the telephone for customers who need to speak with a customer service representative.

With the onset of cold weather, PECO's 480,000 natural gas customers enjoyed a nearly four percent rate cut in supply charges. In the meantime, PECO's rates for natural gas delivery remained unchanged for the twentieth year in a row.

In 2007, PECO made significant upgrades to its natural gas delivery system and expanded capacity to serve about 7,000 new customers each year – all without increasing delivery and service charges, and keeping costs below the rate of inflation.

ComEd, with about 5,900 employees, serves approximately 3.8 million electric customers in Chicago and northern Illinois. PECO and its 2,300 employees serve about 1.6 million electric customers and approximately 480,000 natural gas customers in Philadelphia and southeastern Pennsylvania. In 2007, ComEd and PECO collectively distributed more than 133,000 gigawatt-hours of electricity to customers. PECO provided more than 86.5 million cubic feet of natural gas through approximately 12,000 miles of pipelines.

Exelon Nuclear, the nation's largest operator of commercial nuclear reactors, continued to perform at world-class levels in 2007. Exelon-operating fleet achieved an average capacity factor of 94.5 percent in 2007, its all-time record and the fifth consecutive year over 93 percent. During the summer months, when demand is the highest, Exelon Nuclear achieved a capacity factor of 97.4 percent.

The company's 6,700 nuclear professionals implemented industry-best practices to ensure safe, reliable operation throughout the fleet.

Exelon Nuclear operates 10 generating stations and 17 reactors in the Midwest and Mid-Atlantic regions, which produced 132.3 million megawatt-hours of electricity in 2007, the highest annual production ever for the Exelon-operated nuclear fleet. That's enough electricity to steadily supply more than 15 million American homes.

The company also announced its intention to file an application for a combined construction and operating license for a possible new nuclear plant in Victoria County, Texas. The application is to be filed with the Nuclear Regulatory Commission in September 2008, although Exelon has not decided to build the plant.

Exelon Power's fleet of fossil and renewable fuel units in Illinois, Maryland, Massachusetts, Pennsylvania and Texas provided more than 13.6 million gross megawatt-hours of reliable generation in 2007. With 105 units at 23 different sites, Exelon Power can provide more than 7,500 megawatts of safe, efficient and environmentally responsible base load, intermediate load, and peak power generation. Over the past few years, Exelon Power has made great strides in optimizing the performance of its units and maintenance programs while continuing to perform safely to provide the company with the right power, at the right time and at the right price.

Exelon Power Team is the power marketing division of Exelon, whose role is to manage the risk and maximize the economic value associated with Exelon's electric generating facilities, power purchase agreements, fuel requirements, emission credits, transmission contracts and load obligations. Power Team's wholesale marketing and transaction efforts are focused on the electricity markets in several regions of the United States: the Mid-Atlantic, the Midwest, the Northeast, the Southwest and Texas. Power Team's trading floor and headquarters are located in Kennett Square, Pennsylvania.

Exelon Energy markets electricity and natural gas to retail customers in the Midwest. Exelon Energy has offices in Illinois, Ohio and Pennsylvania.

Exelon Business Services Company (EBSC) is a direct, wholly owned subsidiary of Exelon Corporation that serves as a strategic partner to provide quality products and services at the lowest cost for all Exelon companies. EBSC practice areas include Communications, Corporate Governance, Corporate Strategy, Finance, Government & Environmental Affairs and Public Policy, Human Resources, IT, Legal, Real Estate, Supply, and Commercial Operations such as accounts payable, payroll and business planning.

EBSC has approximately 1,600 employees in Northern Illinois, Pennsylvania and at virtually every Exelon business location, delivering value by providing cost and operating efficiencies, high-quality service, and developing enterprise-wide and organization-specific solutions.

In 2007, EBSC improved its overall performance and service levels. IT ranked very high for service reliability compared to industry benchmarks. Legal identified 35 outside firms as preferred service providers, negotiating significant fee discounts. A payroll system upgrade completed in 2007, laid the foundation for a multi-year human resources technology strategy aimed at improved data sharing and streamlining processes throughout Exelon.

The company enabled supply chain savings of $70 million, surpassing its aggressive target for the fourth consecutive year. Importantly, the Diverse Business Enablement program directed $475 million of Exelon's spending on materials and services to minority- and women-owned businesses.

EBSC supported Exelon's environmental leadership by achieving U.S. Green Building Council LEED-CI certification for Chase Tower in Chicago and achieving its highest LEED standard of Platinum LEED-CI. Exelon's space within Chase Tower is the largest Platinum LEED-CI space in the world.

Strategy and Policy Committee



TOP LEFT

William A. Von Hoene, Jr.
Executive Vice President and General Counsel

Andrea L. Zopp
Executive Vice President and Chief Human Resources Officer

TOP RIGHT

Elizabeth A. Moler
Executive Vice President, Government and Environmental Affairs and Public Policy

Denis P. O'Brien
Executive Vice President, President and CEO PECO, Energy

Ian P. McLean
Executive Vice President, Finance and Markets, Exelon

BOTTOM LEFT

Frank M. Clark
Chairman and CEO, ComEd

Ruth Ann M. Gillis
Executive Vice President, President, Exelon Business Services Company

Christopher M. Crane
Executive Vice President, COO, Exelon Generation

BOTTOM RIGHT

John W. Rowe
Chairman, President and Chief Executive Officer

Board of Directors



TOP LEFT

Thomas J. Ridge
Former Secretary,
Department of Homeland
Security, Former Governor
of Pennsylvania

M. Walter D'Alessio
Vice Chairman,
NorthMarq Capital, Inc.

William C. Richardson, Ph.D.
President and
Chief Executive Officer Emeritus,
W. K. Kellogg Foundation

Stephen D. Steinour
President
Citizens Financial Group

TOP RIGHT

John W. Rowe
Chairman, President and
Chief Executive Officer

Sue L. Gin
Chairman and
Chief Executive Officer,
Flying Food Group, LLC

BOTTOM LEFT

Paul L. Joskow
President
Alfred P. Sloan Foundation

Rosemarie B. Greco
Director,
Office of Health Care Reform,
Commonwealth of Pennsylvania

BOTTOM MIDDLE (TOP ROW)

John W. Rogers, Jr.
Chairman and
Chief Executive Officer,
Ariel Capital Management LLC

Nicholas DeBenedictis
Chairman, President
and Chief Executive Officer,
Aqua America, Inc.

BOTTOM MIDDLE (BOTTOM ROW)

Don Thompson
President
McDonald's USA

BOTTOM RIGHT

Bruce DeMars
Admiral (Retired),
United States Navy

Nelson A. Diaz
Of Counsel,
Cozen O'Connor

John M. Palms, Ph.D.
Distinguished President Emeritus
University of South Carolina

Not pictured
Edward A. Brennan
Retired Chairman and
Chief Executive Officer,
Sears, Roebuck and Co.
(Passed away December 27, 2007)

Financial Section

Summary of Earnings and Financial Condition

in millions, except for per share data	2007	2006	2005	2004	2003
	For the Years Ended December 31,				
Statement of Operations data:					
Operating revenues	$18,916	$15,655	$15,357	$14,133	$15,148
Operating income	4,668	3,521	2,724	3,499	2,409
Income from continuing operations	$ 2,726	$ 1,590	$ 951	$ 1,870	$ 892
Income (loss) from discontinued operations	10	2	14	(29)	(99)
Income before cumulative effect of changes in accounting principles	2,736	1,592	965	1,841	793
Cumulative effect of changes in accounting principles (net of income taxes)	–	–	(42)	23	112
Net income [(a), (b)]	$ 2,736	$ 1,592	$ 923	$ 1,864	$ 905
Earnings per average common share (diluted):					
Income from continuing operations	$ 4.03	$ 2.35	$ 1.40	$ 2.79	$ 1.36
Income (loss) from discontinued operations	0.02	–	0.02	(0.04)	(0.15)
Cumulative effect of changes in accounting principles (net of income taxes)	–	–	(0.06)	0.03	0.17
Net income	$ 4.05	$ 2.35	$ 1.36	$ 2.78	$ 1.38
Dividends per common share	$ 1.76	$ 1.60	$ 1.60	$ 1.26	$ 0.96
Average shares of common stock outstanding – diluted	676	676	676	669	657

(a) The changes between 2007 and 2006; 2006 and 2005; and 2005 and 2004 were primarily due to the impact of the goodwill impairment charges of $776 million and $1.2 billion in 2006 and 2005, respectively.
(b) Change between 2004 and 2003 was primarily due to the impairment of Boston Generating, LLC long-lived assets of $945 million in 2003.

in millions	2007	2006	2005	2004	2003
	December 31,				
Balance Sheet data:					
Current assets	$ 5,051	$ 4,992	$ 4,637	$ 3,880	$ 4,524
Property, plant and equipment, net	24,153	22,775	21,981	21,482	20,630
Noncurrent regulatory assets	5,133	5,808	4,734	5,076	5,564
Goodwill [(a)]	2,625	2,694	3,475	4,705	4,719
Other deferred debits and other assets	8,932	8,050	7,970	7,867	6,800
Total assets	$45,894	$44,319	$42,797	$43,010	$42,237
Current liabilities	$ 5,995	$ 5,795	$ 6,563	$ 4,836	$ 5,683
Long-term debt, including long-term debt to financing trusts	11,965	11,911	11,760	12,148	13,489
Noncurrent regulatory liabilities	3,301	3,025	2,518	2,490	2,229
Other deferred credits and other liabilities	14,409	13,494	12,743	13,918	12,246
Minority interest	–	–	1	42	–
Preferred securities of subsidiary	87	87	87	87	87
Shareholders' equity	10,137	10,007	9,125	9,489	8,503
Total liabilities and shareholders' equity	$45,894	$44,319	$42,797	$43,010	$42,237

(a) The changes between 2006 and 2005 and between 2005 and 2004 were primarily due to the impact of the goodwill impairment charge of $776 million and $1.2 billion in 2006 and 2005, respectively

Stock Performance Graph

The performance graph below illustrates a five year comparison of cumulative total returns based on an initial investment of $100 in Exelon Corporation common stock, as compared with the Standard & Poor's (S&P) 500 Stock Index and the S&P Utility Index for the period 2002 through 2007.

This performance chart assumes:

- $100 invested on December 31, 2002 in Exelon Corporation common stock, in the S&P 500 Stock Index and in the S&P Utility Index; and
- All dividends are reinvested.



Comparison of Five-Year Cumulative Return
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Exelon Corporation
S&P 500
S&P Utilities

	Value of Investment at December 31,					
	2002	2003	2004	2005	2006	2007
Exelon Corporation	$100.00	$129.85	$178.35	$221.91	$265.68	$358.84
S&P 500	100.00	128.63	142.58	149.57	173.14	182.63
S&P Utilities	100.00	126.00	156.42	182.55	220.82	263.52

Results of Operations

(Dollars in millions, except for per share data, unless otherwise noted)	2007	2006	Favorable (Unfavorable) Variance
Operating revenues	$18,916	$15,655	$ 3,261
Operating expenses			
Purchased power and fuel	7,642	5,232	(2,410)
Operating and maintenance	4,289	3,868	(421)
Impairment of goodwill	–	776	776
Depreciation and amortization	1,520	1,487	(33)
Taxes other than income	797	771	(26)
Total operating expenses	14,248	12,134	(2,114)
Operating income	4,668	3,521	1,147
Other income and deductions			
Interest expense	(647)	(616)	(31)
Interest expense to affiliates, net	(203)	(264)	61
Equity in losses of unconsolidated affiliates	(106)	(111)	5
Other, net	460	266	194
Total other income and deductions	(496)	(725)	229
Income from continuing operations before income taxes	4,172	2,796	1,376
Income taxes	1,446	1,206	(240)
Income from continuing operations	2,726	1,590	1,136
Income from discontinued operations, net of income taxes	10	2	8
Net income	$ 2,736	$ 1,592	$ 1,144
Diluted earnings per share	$ 4.05	$ 2.35	$ 1.70

Net Income. Exelon's net income for 2007 increased due to the impact of a $776 million impairment charge in 2006 associated with ComEd's goodwill; higher average margins on Generation's wholesale market sales primarily due to the end of the below-market price power purchase agreement (PPA) with ComEd at the end of 2006; increased nuclear output at Generation reflecting fewer outage days; increased transmission revenues at ComEd; increased rates for delivery services at ComEd; favorable weather conditions in the ComEd and PECO service territories; increased delivery volume, excluding the effects of weather, at ComEd and PECO; income associated with the termination of Generation's PPA with State Line; a favorable PJM Interconnection, LLC (PJM) billing settlement with PPL Electric (PPL); decreased nuclear refueling outage costs; incremental storm costs in 2006 associated with storm damage in the PECO service territory; gains realized on decommissioning trust fund investments related to changes in the investment strategy; favorable income tax benefit associated with Exelon's method of capitalizing overhead costs; increased earnings associated with synthetic fuel-producing facilities; the reduction in the reserve related to the successful Pennsylvania Public Utility Realty Tax Act of March 4, 1971, as amended (PURTA) tax appeal at PECO; and a charge in 2006 associated with the termination of the proposed merger with Public Service Enterprise Group Incorporated (PSEG). These increases were partially offset by decreased energy margins at ComEd due to the end of the regulatory transition period; unrealized mark-to-market losses on contracts not yet settled; the impact of the settlement agreement reached by Generation, ComEd, and other generators and utilities in Illinois (Settlement); a loss associated with Generation's tolling agreement with Georgia Power related to the contract with Tenaska Georgia Partners, LP (Tenaska); a greater reduction in 2006 compared to 2007 in Generation's nuclear decommissioning obligation related to the AmerGen Energy Company, LLC (AmerGen) nuclear plants; the impact of inflationary cost pressures; increased pension and non-pension postretirement benefits expense; increased uncollectible accounts expense at ComEd and PECO; incremental storm costs associated with storm damage in the ComEd service territory; a charitable contribution of $50 million to the Exelon Foundation; increased amortization expense related to scheduled competitive transition charges (CTC) amortization at PECO; costs associated with the possible construction of a new nuclear plant in Texas; benefits in 2006 of approximately $288 million to recover certain costs by the Illinois Commerce Commission (ICC) rate orders; and the impact of favorable tax settlements at PECO in 2006.

Operating Revenues. Operating revenues increased due to an increase in wholesale and retail electric sales at Generation resulting from higher volumes of generation sold to the market at higher prices as a result of the expiration of the ComEd PPA at the end of 2006; income associated with the termination of Generation's PPA with State Line; the impact of rate changes and mix at ComEd due to the end of the rate freeze and the implementation of market-based rates for electricity; increased transmission revenues at ComEd resulting from the 2007 transmission rate case; increased rates for delivery services at ComEd; favorable weather conditions in the ComEd and PECO service territories; higher delivery volumes, excluding the effects of weather, at ComEd and PECO; and authorized electric generation rate increases under the 1998 restructuring agreement at PECO. These increases were partially offset by the impact of the Settlement; more non-residential customers at ComEd electing to purchase electricity from a competitive electric generation supplier; costs associated with ComEd's settlement agreement with the City of Chicago; and the expiration of certain wholesale contracts at ComEd.

Purchased Power and Fuel Expense. Purchased power and fuel expense increased due to higher market energy prices; unrealized mark-to-market losses on contracts not yet settled; a loss associated with Generation's tolling agreement with Georgia Power related to a contract with Tenaska; higher prices for electricity purchased by ComEd; and favorable weather conditions in the ComEd and PECO service territories. Purchased power represented 20% of Generation's total supply for 2007 and 2006. The increases in purchase power and fuel expense were partially offset by a favorable PJM billing settlement with PPL; more non-residential customers at ComEd electing to purchase electricity from a competitive electric generation supplier; and the expiration of certain wholesale contracts at ComEd. In 2007, as a result of the ICC-approved reverse-auction process, ComEd began procuring electricity, including ancillary services, under its supplier forward contracts from PJM-administered wholesale electricity markets.

Operating and Maintenance Expense. Operating and maintenance expense increased primarily due to increased pension and non-pension postretirement benefits expense; the impact of inflationary cost pressures; a greater reduction in 2006 compared to 2007 in Generation's nuclear decommissioning obligation related to the AmerGen nuclear plants; increased uncollectible accounts expense at ComEd and PECO; incremental storm costs associated with storm damage in the ComEd service territory; a charitable contribution of $50 million to the Exelon Foundation; new nuclear site development costs for the evaluation and development of a new nuclear generating facility in Texas; increased tax consulting fees; and benefits of $201 million recorded at ComEd in 2006 as a result of the 2006 ICC rate orders. These increases were partially offset by a decrease in nuclear refueling outage costs associated with the fewer planned refueling outage days during 2007 compared to 2006; incremental storm costs in 2006 associated with storm damage in the PECO service territory; and a charge recorded in 2006 of approximately $55 million for the write-off of capitalized costs associated with the now terminated proposed merger with PSEG.

Impairment of Goodwill. During 2006, ComEd recorded a $776 million impairment charge associated with its goodwill primarily due to the impacts of the ICC's July 2006 rate order.

Depreciation and Amortization Expense. Depreciation and amortization expense increased primarily due to scheduled CTC amortization at PECO and additional plant placed in service across Exelon. These increases were partially offset by lower amortization related to investments in synthetic fuel-producing facilities.

Taxes Other Than Income. Taxes other than income increased primarily due to an increase in utility taxes resulting from higher utility revenues at PECO and the impact of favorable tax settlements at PECO in 2006. These increases were partially offset by a reduction in the reserve related to the successful PURTA tax appeal at PECO.

Other Income and Deductions. The change in other income and deductions reflects interest income related to the favorable PJM billing settlement with PPL; a gain related to the sale of investments by Generation; income and gains associated with nuclear decommissioning trust funds, net of other than temporary impairments, primarily associated with changes in Generation's investment strategy; benefits of $87 million recorded by ComEd in 2006 as a result of the 2006 ICC rate order; and earnings associated with investments in synthetic fuel-producing facilities.

Effective Income Tax Rate. The effective income tax rate was 34.7% for 2007 compared to 43.1% for 2006. The 2007 rate decreased, as compared with 2006, primarily due to ComEd's non-deductible goodwill impairment charge in 2006 which increased the rate by 9.7% and a decrease of state tax expense in 2007 of 1.5% due to a tax restructuring to allow utilization of separate company losses for state income tax purposes, partially offset by a reduction in synthetic fuel credits of 1.7% in 2007 caused by an increase in the phase-out due to higher oil prices, and other changes amounting to 1.1%. See Note 12 of the Combined Notes to Consolidated Financial Statements within Exelon's 2007 Form 10-K for further details of the components of the effective income tax rates and discussion on the investments in synthetic fuel-producing facilities.

Discontinued Operations. On January 31, 2005, subsidiaries of Generation completed a series of transactions that resulted in Generation's sale of its investment in Sithe Energies, Inc (Sithe). In addition, Exelon has sold or wound down substantially all components of Exelon Enterprises Company, LLC (Enterprises). Accordingly, the results of operations and any gain or loss on the sale of these entities have been presented as discontinued operations within Exelon's (for Sithe and Enterprises) and Generation's (for Sithe) Consolidated Statements of Operations. See Notes 2 and 3 of the Combined Notes to Consolidated Financial Statements within Exelon's 2007 Form 10-K for further information regarding the presentation of Sithe and certain Enterprises businesses as discontinued operations.

Results of Operations by Business Segment

The comparisons of 2007 and 2006 operating results and other statistical information set forth below include intercompany transactions, which are eliminated in Exelon's consolidated financial statements.

Net Income (Loss) from Continuing Operations by Business Segment

	2007	2006	Favorable (Unfavorable) Variance
Generation	$2,025	$1,403	$ 622
ComEd	165	(112)	277
PECO	507	441	66
Other [(a)]	29	(142)	171
Total	$2,726	$1,590	$1,136

(a) Other primarily includes corporate operations, Exelon Business Service Company, LLC (BSC), investments in synthetic fuel-producing facilities and intersegment eliminations.

Net Income (Loss) by Business Segment

	2007	2006	Favorable (Unfavorable) Variance
Generation	$2,029	$1,407	$ 622
ComEd	165	(112)	277
PECO	507	441	66
Other [(a)]	35	(144)	179
Total	$2,736	$1,592	$1,144

(a) Other primarily includes corporate operations, BSC, investments in synthetic fuel-producing facilities and intersegment eliminations.

Results of Operations – Generation

	2007	2006	Favorable (Unfavorable) Variance
Operating revenues	$10,749	$9,143	$1,606
Operating expenses			
Purchased power and fuel	4,451	3,978	(473)
Operating and maintenance	2,454	2,305	(149)
Depreciation and amortization	267	279	12
Taxes other than income	185	185	–
Total operating expenses	7,357	6,747	(610)
Operating income	3,392	2,396	996
Other income and deductions			
Interest expense	(161)	(159)	(2)
Equity in losses of unconsolidated affiliates	1	(9)	10
Other, net	155	41	114
Total other income and deductions	(5)	(127)	122
Income from continuing operations before income taxes	3,387	2,269	1,118
Income taxes	1,362	866	(496)
Income from continuing operations	2,025	1,403	622
Discontinued operations			
Gain on disposal of discontinued operations	4	4	–
Income from discontinued operations	4	4	–
Net income	$ 2,029	$1,407	$ 622

Generation's net income for 2007 compared to 2006 increased primarily due to higher revenue, net of purchased power and fuel expense, more than offsetting inflationary and other cost pressures, a greater reduction in 2006 compared to 2007 in the nuclear decommissioning obligation related to the AmerGen nuclear plants and costs associated with the new nuclear plant Construction and Operating License application. Generation's revenue, net of purchased power and fuel expense, increased due to higher average margins primarily due to the end of the below-market price PPA with ComEd at the end of 2006, the contractual increase in the prices associated with Generation's PPA with PECO, the termination of the State Line PPA and a favorable PJM billing settlement with PPL in 2007, partially offset by amounts incurred in conjunction with the Settlement, net mark-to-market losses on derivative activities and the execution of the Georgia Power PPA. In addition to these impacts, Generation's net income for 2007 included (all after tax) gains of $38 million related to changes in Generation's investment strategy with the decommissioning trust fund investments, a gain on the sale of investments of $11 million and earnings of $4 million associated with the settlement of a tax matter related to Generation's previous investment in Sithe.

Results of Operations – ComEd

	2007	2006	Favorable (Unfavorable) Variance
Operating revenues	$6,104	$6,101	$ 3
Purchased power expense	3,747	3,292	(455)
Revenue net of purchased power expense	2,357	2,809	(452)
Other operating expenses			
Operating and maintenance	1,091	745	(346)
Impairment of goodwill	–	776	776
Depreciation and amortization	440	430	(10)
Taxes other than income	314	303	(11)
Total other operating expenses	1,845	2,254	409
Operating income	512	555	(43)
Other income and deductions			
Interest expense, net	(318)	(308)	(10)
Equity in losses of unconsolidated affiliates	(7)	(10)	3
Other, net	58	96	(38)
Total other income and deductions	(267)	(222)	(45)
Income before income taxes	245	333	(88)
Income taxes	80	445	365
Net income (loss)	$ 165	$ (112)	$ 277

As more fully described below, ComEd's net income (loss) for 2007 compared to 2006 reflected the impact of a goodwill impairment charge in 2006 partially offset by higher purchased power expense, higher operating and maintenance expense, and the impacts of the 2006 benefits associated with reversing previously incurred expenses as a result of the July 2006 ICC rate order. Since January 2007, a substantial portion of ComEd's revenues represents the recovery of its costs of procuring energy, which it is allowed to pass-along to its customers without mark-up. While ComEd's 2007 results reflect an $83 million annual revenue requirement increase as allowed by the ICC, this revenue requirement increase was based generally on 2004 costs and does not include the impacts of increased operating expenses since 2004 or additional net capital investment since the end of 2005. ComEd filed a new delivery service rate case with the ICC in October 2007 based on a 2006 test year and also filed a transmission rate case with the Federal Energy Regulatory Commission during the first quarter of 2007. Resolution of the transmission rate case in 2007 resulted in an increase in first year annual transmission network service revenue requirement of approximately $93 million. The rate increases were requested to help reduce the regulatory lag related to recovery of ComEd's costs and returns on its investments. See Note 4 of the Combined Notes to Consolidated Financial Statements within Exelon's 2007 Form 10-K for further discussion. In 2007, ComEd incurred increased costs associated with transitioning from the rate freeze period, including implementing the rate relief programs.

Results of Operations – PECO

	2007	2006	Favorable (Unfavorable) Variance
Operating revenues	$5,613	$5,168	$ 445
Purchased power expense and fuel expense	2,983	2,702	(281)
Revenue net of purchased power expense and fuel expense	2,630	2,466	164
Other operating expenses			
Operating and maintenance	630	628	(2)
Depreciation and amortization	773	710	(63)
Taxes other than income	280	262	(18)
Total other operating expenses	1,683	1,600	(83)
Operating income	947	866	81
Other income and deductions			
Interest expense, net	(248)	(266)	18
Equity in losses of unconsolidated affiliates	(7)	(9)	2
Other, net	45	30	15
Total other income and deductions	(210)	(245)	35
Income before income taxes	737	621	116
Income taxes	230	180	(50)
Net income	507	441	66
Preferred stock dividends	4	4	–
Net income on common stock	$ 503	$ 437	$ 66

PECO's net income for 2007 compared to 2006 increased primarily due to higher operating revenues net of purchased power and fuel expense, which reflected increased sales from favorable weather conditions, increased usage across all customer classes for both electric and gas, the completion of certain authorized rate increases that began in 2006 and the favorable settlement of a PJM billing dispute, as well as the recognition of income resulting from a reduction in the reserve after the successful PURTA tax appeal. Partially offsetting these factors was higher scheduled CTC amortization, which was in accordance with the 1998 restructuring settlement mandated by the Competition Act.

Exelon Corporation and Subsidiary Companies

Consolidated Statements of Operations

(in millions, except per share data)	For the Years Ended December 31, 2007	2006	2005
Operating revenues	$18,916	$15,655	$15,357
Operating expenses			
Purchased power	5,282	2,683	3,162
Fuel	2,360	2,549	2,508
Operating and maintenance	4,289	3,868	3,694
Impairment of goodwill	–	776	1,207
Depreciation and amortization	1,520	1,487	1,334
Taxes other than income	797	771	728
Total operating expenses	14,248	12,134	12,633
Operating income	4,668	3,521	2,724
Other income and deductions			
Interest expense	(647)	(616)	(513)
Interest expense to affiliates, net	(203)	(264)	(316)
Equity in losses of unconsolidated affiliates	(106)	(111)	(134)
Other, net	460	266	134
Total other income and deductions	(496)	(725)	(829)
Income from continuing operations before income taxes	4,172	2,796	1,895
Income taxes	1,446	1,206	944
Income from continuing operations	2,726	1,590	951
Discontinued operations			
Income (loss) from discontinued operations (net of taxes of $3, $0 and $(3), respectively)	6	(2)	(4)
Gain on disposal of discontinued operations (net of taxes of $2, $2 and $6, respectively)	4	4	18
Income from discontinued operations	10	2	14
Income before a cumulative effect of change in accounting principle	2,736	1,592	965
Cumulative effect of a change in accounting principle (net of income taxes of $0, $0, and $(27), respectively)	–	–	(42)
Net income	$ 2,736	$ 1,592	$ 923
Average shares of common stock outstanding			
Basic	670	670	669
Diluted	676	676	676
Earnings per average common share – basic:			
Income from continuing operations	$ 4.06	$ 2.37	$ 1.42
Income from discontinued operations	0.02	–	0.02
Cumulative effect of a change in accounting principle	–	–	(0.06)
Net income	$ 4.08	$ 2.37	$ 1.38
Earnings per average common share – diluted:			
Income from continuing operations	$ 4.03	$ 2.35	$ 1.40
Income from discontinued operations	0.02	–	0.02
Cumulative effect of a change in accounting principle	–	–	(0.06)
Net income	$ 4.05	$ 2.35	$ 1.36
Dividends per common share	$ 1.76	$ 1.60	$ 1.60

The information in the Consolidated Statements of Operations shown above is a replication of the information in the Consolidated Statements of Operations in Exelon's 2007 Form 10-K. For complete consolidated financial statements, including notes, please refer to pages 172 through 346 of Exelon's 2007 Form 10-K filed with the Securities and Exchange Commission (SEC). See also management's discussion and analysis of financial condition and results of operation, which includes a discussion of critical accounting policies and estimates, on pages 71 through 155 of Exelon's 2007 Form 10-K filed with the SEC.

Exelon Corporation and Subsidiary Companies

Consolidated Statements of Cash Flows

(in millions)	For the Years Ended December 31, 2007	2006	2005
Cash flows from operating activities			
Net income	$ 2,736	$ 1,592	$ 923
Adjustments to reconcile net income to net cash flows provided by operating activities:			
Depreciation, amortization and accretion, including nuclear fuel	2,183	2,132	1,967
Cumulative effect of a change in accounting principle (net of income taxes)	–	–	42
Impairment charges	–	894	1,207
Deferred income taxes and amortization of investment tax credits	(104)	73	493
Net realized and unrealized mark-to-market transactions	102	(83)	(30)
Other non-cash operating activities	664	197	423
Changes in assets and liabilities:			
Accounts receivable	(585)	(62)	(279)
Inventories	9	(59)	(118)
Accounts payable, accrued expenses and other current liabilities	330	67	172
Counterparty collateral asset	(246)	259	(244)
Counterparty collateral liability	(270)	172	57
Income taxes	160	69	138
Restricted cash	(15)	–	–
Pension and non-pension postretirement benefit contributions	(204)	(180)	(2,225)
Other assets and liabilities	(264)	(236)	(379)
Net cash flows provided by operating activities	4,496	4,835	2,147
Cash flows from investing activities			
Capital expenditures	(2,674)	(2,418)	(2,165)
Proceeds from nuclear decommissioning trust fund sales	7,312	4,793	5,274
Investment in nuclear decommissioning trust funds	(7,527)	(5,081)	(5,501)
Acquisitions of business, net of cash acquired	–	–	(97)
Proceeds from sales of investments, long-lived assets and wholly owned subsidiaries, net of $32 of cash sold during 2005	95	2	107
Change in restricted cash	(45)	(9)	21
Other investing activities	(70)	(49)	(126)
Net cash flows used in investing activities	(2,909)	(2,762)	(2,487)
Cash flows from financing activities			
Issuance of long-term debt	1,621	1,370	1,788
Retirement of long-term debt	(262)	(402)	(508)
Retirement of long-term debt to financing affiliates	(1,020)	(910)	(835)
Issuance of short-term debt	–	–	2,500
Retirement of short-term debt	–	(300)	(2,200)
Change in short-term debt	311	(685)	500
Dividends paid on common stock	(1,180)	(1,071)	(1,070)
Proceeds from employee stock plans	215	184	222
Purchase of treasury stock	(1,208)	(186)	(362)
Purchase of forward contract in relation to certain treasury stock	(79)	–	–
Other financing activities	102	11	(54)
Net cash flows used in financing activities	(1,500)	(1,989)	(19)
Increase (decrease) in cash and cash equivalents	87	84	(359)
Cash and cash equivalents at beginning of period	224	140	499
Cash and cash equivalents at end of period	$ 311	$ 224	$ 140

The information in the Consolidated Statements of Cash Flows shown above is a replication of the information in the Consolidated Statements of Cash Flows in Exelon's 2007 Form 10-K. For complete consolidated financial statements, including notes, please refer to pages 172 through 346 of Exelon's 2007 Form 10-K filed with the SEC. See also management's discussion and analysis of financial condition and results of operation, which includes a discussion of critical accounting policies and estimates, on pages 71 through 155 of Exelon's 2007 Form 10-K filed with the SEC.

Exelon Corporation and Subsidiary Companies

Consolidated Balance Sheets

(in millions)	December 31, 2007	2006
Assets		
Current assets		
Cash and cash equivalents	$ 311	$ 224
Restricted cash and investments	118	58
Accounts receivable, net		
Customer	2,041	1,747
Other	611	462
Mark-to-market derivative assets	445	1,418
Inventories, net, at average cost		
Fossil fuel	252	300
Materials and supplies	471	431
Other	802	352
Total current assets	5,051	4,992
Property, plant and equipment, net	24,153	22,775
Deferred debits and other assets		
Regulatory assets	5,133	5,808
Nuclear decommissioning trust funds	6,823	6,415
Investments	668	725
Investments in affiliates	63	85
Goodwill	2,625	2,694
Mark-to-market derivative assets	117	171
Other	1,261	654
Total deferred debits and other assets	16,690	16,552
Total assets	$45,894	$44,319

The information in the Consolidated Balance Sheets shown above is a replication of the information in the Consolidated Balance Sheets in Exelon's 2007 Form 10-K. For complete consolidated financial statements, including notes, please refer to pages 172 through 346 of Exelon's 2007 Form 10-K filed with the SEC. See also management's discussion and analysis of financial condition and results of operation, which includes a discussion of critical accounting policies and estimates, on pages 71 through 155 of Exelon's 2007 Form 10-K filed with the SEC.

Exelon Corporation and Subsidiary Companies

Consolidated Balance Sheets

(in millions)	December 31, 2007	2006
Liabilities and shareholders' equity		
Current liabilities		
Short-term borrowings	$ 616	$ 305
Long-term debt due within one year	605	248
Long-term debt to ComEd Transitional Funding Trust and PECO Energy Transition Trust due within one year	501	581
Accounts payable	1,450	1,382
Mark-to-market derivative liabilities	599	1,015
Accrued expenses	1,240	1,180
Other	984	1,084
Total current liabilities	5,995	5,795
Long-term debt	9,915	8,896
Long-term debt due to ComEd Transitional Funding Trust and PECO Energy Transition Trust	1,505	2,470
Long-term debt to other financing trusts	545	545
Deferred credits and other liabilities		
Deferred income taxes and unamortized tax credits	5,081	5,340
Asset retirement obligations	3,812	3,780
Pension obligations	777	747
Non-pension postretirement benefits obligations	1,717	1,817
Spent nuclear fuel obligation	997	950
Regulatory liabilities	3,301	3,025
Mark-to-market derivative liabilities	465	78
Other	1,560	782
Total deferred credits and other liabilities	17,710	16,519
Total liabilities	35,670	34,225
Commitments and contingencies		
Preferred securities of subsidiary	87	87
Shareholders' equity		
Common stock (No par value, 2,000 shares authorized, 661 and 670 shares outstanding at December 31, 2007 and 2006, respectively)	8,579	8,314
Treasury stock, at cost (28 and 13 shares held at December 31, 2007 and 2006, respectively)	(1,838)	(630)
Retained earnings	4,930	3,426
Accumulated other comprehensive loss, net	(1,534)	(1,103)
Total shareholders' equity	10,137	10,007
Total liabilities and shareholders' equity	$45,894	$44,319

The information in the Consolidated Balance Sheets shown above is a replication of the information in the Consolidated Balance Sheets in Exelon's 2007 Form 10-K. For complete consolidated financial statements, including notes, please refer to pages 172 through 346 of Exelon's 2007 Form 10-K filed with the SEC. See also management's discussion and analysis of financial condition and results of operation, which includes a discussion of critical accounting policies and estimates, on pages 71 through 155 of Exelon's 2007 Form 10-K filed with the SEC.

Exelon Corporation and Subsidiary Companies

Consolidated Statements of Changes in Shareholders' Equity

(Dollars in millions, shares in thousands)	Issued Shares	Common Stock	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balance, December 31, 2004	666,688	$7,664	$ (82)	$ 3,353	$(1,446)	$ 9,489
Net income	–	–	–	923	–	923
Long-term incentive plan activity	8,862	311	–	–	–	311
Employee stock purchase plan issuances	259	12	–	–	–	12
Common stock purchases	–	–	(362)	–	–	(362)
Common stock dividends declared	–	–	–	(1,070)	–	(1,070)
Other comprehensive loss, net of income taxes of $(127)	–	–	–	–	(178)	(178)
Balance, December 31, 2005	675,809	7,987	(444)	3,206	(1,624)	9,125
Net income	–	–	–	1,592	–	1,592
Long-term incentive plan activity	6,385	313	–	–	–	313
Employee stock purchase plan issuances	280	14	–	–	–	14
Common stock purchases	–	–	(186)	–	–	(186)
Common stock dividends declared	–	–	–	(1,372)	–	(1,372)
Adjustment to initially apply Statement of Financial Accounting Standards No. 158 (SFAS No. 158), net of income taxes of $804	–	–	–	–	(1,268)	(1,268)
Other comprehensive income, net of income taxes of $1,179	–	–	–	–	1,789	1,789
Balance, December 31, 2006	682,474	8,314	(630)	3,426	(1,103)	10,007
Net income	–	–	–	2,736	–	2,736
Long-term incentive plan activity	6,455	328	–	–	–	328
Employee stock purchase plan issuances	254	16	–	–	–	16
Common stock purchases	–	(79)	(1,208)	–	–	(1,287)
Common stock dividends declared	–	–	–	(1,219)	–	(1,219)
Adoption of Financial Accounting Standards Board Interpretation No. 48 (FIN 48)	–	–	–	(13)	–	(13)
Other comprehensive income, net of income taxes of $(290)	–	–	–	–	(431)	(431)
Balance, December 31, 2007	689,183	$8,579	$(1,838)	$ 4,930	$(1,534)	$10,137

The information in the Consolidated Statements of Changes in Shareholders' Equity shown above is a replication of the information in the Consolidated Statements of Changes in Shareholders' Equity in Exelon's 2007 Form 10-K. For complete consolidated financial statements, including notes, please refer to pages 172 through 346 of Exelon's 2007 Form 10-K filed with the SEC. See also management's discussion and analysis of financial condition and results of operation, which includes a discussion of critical accounting policies and estimates, on pages 71 through 155 of Exelon's 2007 Form 10-K filed with the SEC.

Consolidated Statements of Comprehensive Income

(in millions)	For the Years Ended December 31, 2007	2006	2005
Net income	$2,736	$1,592	$ 923
Other comprehensive income (loss)			
Pension and non-pension postretirement benefit plans:			
Prior service (benefit) reclassified to periodic benefit cost, net of income taxes of $(4)	(9)	–	–
Actuarial loss reclassified to periodic cost, net of income taxes of $57	74	–	–
Transition obligation reclassified to periodic cost, net of income taxes of $2	3	–	–
Finalization of pension and non-pension postretirement benefit plans valuation, net of income taxes of $1	19	–	–
Minimum pension liability, net of income taxes of $0, $674, and $3, respectively	–	1,138	10
Net unrealized (loss) gain on cash-flow hedges, net of income taxes of $(345), $368 and $(133), respectively	(513)	559	(199)
Foreign currency translation adjustment, net of income taxes of $0, $0, and $(1), respectively	–	–	(3)
Unrealized (loss) gain on marketable securities, net of income taxes of $(1), $137, and $4, respectively	(5)	92	14
Other comprehensive (loss) income	(431)	1,789	(178)
Comprehensive income	$2,305	$3,381	$ 745

The information in the Consolidated Statements of Comprehensive Income shown above is a replication of the information in the Consolidated Statements of Comprehensive Income in Exelon's 2007 Form 10-K. For complete consolidated financial statements, including notes, please refer to pages 172 through 346 of Exelon's 2007 Form 10-K filed with the SEC. See also management's discussion and analysis of financial condition and results of operation, which includes a discussion of critical accounting policies and estimates, on pages 71 through 155 of Exelon's 2007 Form 10-K filed with the SEC.

Management's Report on Internal Control Over Financial Reporting

The management of Exelon Corporation (Exelon) is responsible for establishing and maintaining adequate internal control over financial reporting. Exelon's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Exelon's management conducted an assessment of the effectiveness of Exelon's internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, Exelon's management concluded that, as of December 31, 2007, Exelon's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2007, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report.

February 7, 2008

Information Derived from 2007 Form 10-K

We have presented a condensed discussion of financial results, excerpts from our consolidated financial statements and a copy of our Management's Report on Internal Control Over Financial Reporting in this summary annual report. A complete discussion of our financial results and our complete consolidated financial statements, including notes, appears on pages 71 through 346 of our Form 10-K annual report for the year ended December 31, 2007. That annual report was filed with the Securities and Exchange Commission on February 7, 2008 and can be viewed and retrieved through the Commission's web site at *www.sec.gov* or our web site at *www.exeloncorp.com.*

Our independent registered public accounting firm, PricewaterhouseCoopers LLP, issued a report dated February 7, 2008 on their integrated audit of our consolidated financial statements and our internal controls over financial reporting. In their report they expressed an unqualified opinion that those consolidated financial statements present fairly, in all material respects, the financial position of Exelon Corporation and its subsidiaries at December 31, 2007 and 2006 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. They also expressed an unqualified opinion that Exelon's assessment, included in Management's Report on Internal Controls Over Financial Reporting, that Exelon maintained effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by COSO, is fairly stated, in all material respects. Furthermore, they expressed an unqualified opinion that Exelon maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO. The full text of PricewaterhouseCoopers LLP's report can be found on page 176 of our 2007 Form 10-K.

Certifications

The CEO of Exelon has made the required annual certifications for 2007 to the New York Stock Exchange and the Philadelphia Stock Exchange that Exelon is in compliance with the listing standards of those exchanges. The CEO and CFO have filed with the SEC all required certifications under section 302 of the Sarbanes-Oxley Act of 2002. These certifications are filed as Exhibits 31-1 and 31-2 to Exelon's 2007 Form 10-K.

CORPORATE PROFILE

Exelon Corporation is one of the nation's largest electric utilities with approximately 5.8 million customers and more than $18.9 billion in annual revenues. The company has one of the industry's largest portfolios of electricity generation capacity, with a nationwide reach and strong positions in the Midwest and Mid-Atlantic. Exelon distributes electricity to approximately 5.4 million customers in Northern Illinois and Pennsylvania and gas to more than 475,000 customers in Southeastern Pennsylvania. Exelon is headquartered in Chicago and trades on the NYSE, PHLX and CHX exchanges under the ticker symbol EXC.

INVESTOR AND GENERAL INFORMATION

Corporate Headquarters
Exelon Corporation
P.O. Box 805398
Chicago, IL 60680-5398

Shareholder Services
800.626.8729

Employee Plan Services
888.396.7865

Investor Relations Voice Mailbox
312.394.2345

Independent Public Accountants
PricewaterhouseCoopers LLP

Website
www.exeloncorp.com

Stock Ticker
EXC

Shareholder Inquiries
Exelon Corporation has appointed BNY Mellon Shareowner Services as its transfer agent, stock registrar, dividend disbursing agent and dividend reinvestment agent. Should you have questions concerning your registered shareholder account or the payment or reinvestment of your dividends, or if you wish to make a stock transaction or stock transfer, you may call shareholder services at BNY Mellon at the toll-free number shown to the left or access their website at www.bnymellon.com/shareowner/isd.

Computershare Trust Company N.A. administers the Employee Stock Purchase Plan (ESPP), the Employee Stock Purchase Plan for Unincorporated Subsidiaries (ESPPUS), and employee stock options. Should you have any questions concerning your employee plan shares or wish to make a transaction, you may call the toll-free number for Employee Plan Services shown to the left or access their website at www-us.computershare.com/employee.

The Company had approximately 144,000 holders of record of its common stock as of December 31, 2007.

The 2007 Form 10-K Annual Report to the Securities and Exchange Commission was filed on February 7, 2008. To obtain a copy without charge, write to Katherine K. Combs, Senior Vice President, Corporate Governance, Deputy General Counsel and Corporate Secretary, Exelon Corporation, Post Office Box 805398, Chicago, Illinois 60680-5398.

The Company maintains a telephone information service, which enables investors to obtain currently available information on financial performance, company news and to access shareholder services at BNY Mellon. To use this service, please call our toll-free number, 1.866.530.8108.

design: Paragraphs Design, Chicago / editor and writer: Kirsten Curley, Exelon Corp. / writers: Ralph E. Loomis, Joshua S. Levin and Jamelyn M Turano, Exelon Corp and Michael McGrath, Financial Dynamics / photos: ©Dimitre Photography / printing: Cenveo/Anderson Litho

77% of the paper utilized for the printing of this report is certified by the Forest Stewardship Council, which promotes environmentally appropriate, socially beneficial and economically viable management of the world's forests. All the paper utilized in the production of this annual report is manufactured by Mohawk Paper and the FSC certified portion of the paper contains 30% pulp derived from post-consumer recycled fiber. The paper for this report was manufactured entirely with wind-generated electricity. Mohawk has provided the calculations below based on use of 121,000 pounds of Mohawk Options paper.

The savings derived from using this paper in lieu of virgin fiber paper is equivalent to:

- **348.48 trees** preserved for the future
- **1006.27 lbs.** waterborne waste not created
- **148,026 gallons** wastewater flow saved
- **16,379 lbs.** solid waste not generated
- **32,249 lbs.** net greenhouse gases prevented
- **246,840,000 BTUs** energy not consumed

The savings derived from choosing a paper manufactured using wind-generated electricity:

- 55,854 lbs. air emissions not generated
- 23 barrels crude oil unused

This amount of wind-generated electricity is equivalent to:

- 5 cars off the road for one year
- 3,775 trees planted

FSC **Mixed Sources**
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SCS-COC-00533

30%

Exelon Corporation
P.O. Box 805398
Chicago, IL 60680-5398
www.exeloncorp.com

Exelon®

Exelon®



sustainable value

Exelon Corporation 07 Financial Information

Exelon Corporation 07 Financial Information

CORPORATE PROFILE

Exelon Corporation is one of the nation's largest electric utilities with approximately 5.8 million customers and more than $18.9 billion in annual revenues. The company has one of the industry's largest portfolios of electricity generation capacity, with a nationwide reach and strong positions in the Midwest and Mid-Atlantic. Exelon distributes electricity to approximately 5.4 million customers in Northern Illinois and Pennsylvania and gas to more than 475,000 customers in Southeastern Pennsylvania. Exelon is headquartered in Chicago and trades on the NYSE, PHLX and CHX exchanges under the ticker symbol EXC.

INVESTOR AND GENERAL INFORMATION

Corporate Headquarters
Exelon Corporation
P.O. Box 805398
Chicago, IL 60680-5398

Shareholder Services
800.626.8729

Employee Plan Services
888.396.7865

Investor Relations Voice Mailbox
312.394.2345

Independent Public Accountants
PricewaterhouseCoopers LLP

Website
www.exeloncorp.com

Stock Ticker
EXC

Shareholder Inquiries

Exelon Corporation has appointed BNY Mellon Shareowner Services as its transfer agent, stock registrar, dividend disbursing agent and dividend reinvestment agent. Should you have questions concerning your registered shareholder account or the payment or reinvestment of your dividends, or if you wish to make a stock transaction or stock transfer, you may call shareholder services at BNY Mellon at the toll-free number shown to the left or access their website at www.bnymellon.com/shareowner/isd.

Computershare Trust Company N.A. administers the Employee Stock Purchase Plan (ESPP), the Employee Stock Purchase Plan for Unincorporated Subsidiaries (ESPPUS), and employee stock options. Should you have any questions concerning your employee plan shares or wish to make a transaction, you may call the toll-free number for Employee Plan Services shown to the left or access their website at www-us.computershare.com/employee.

The Company had approximately 144,000 holders of record of its common stock as of December 31, 2007.

The 2007 Form 10-K Annual Report to the Securities and Exchange Commission was filed on February 7, 2008. To obtain a copy without charge, write to Katherine K. Combs, Senior Vice President, Corporate Governance, Deputy General Counsel and Corporate Secretary, Exelon Corporation, Post Office Box 805398, Chicago, Illinois 60680-5398.

The Company maintains a telephone information service, which enables investors to obtain currently available information on financial performance, company news and to access shareholder services at BNY Mellon. To use this service, please call our toll-free number, 1.866.530.8108.

FINANCIAL INFORMATION SUPPLEMENT

The information included within this Financial Information supplement has been taken from Exelon Corporation's (Exelon) Form 10-K annual report for the year ended December 31, 2007. That annual report was filed with the Securities and Exchange Commission (SEC) on February 7, 2008 and can be viewed and retrieved through the Commission's web site at www.sec.gov or our web site at www.exeloncorp.com. We encourage you to consider the entire Form 10-K annual report, which contains more information about us and our subsidiaries than is presented in this Financial Information supplement.

FORWARD-LOOKING STATEMENTS

Certain of the matters discussed in this Financial Information supplement are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that are subject to risks and uncertainties. The factors that could cause actual results to differ materially from the forward-looking statements made by Exelon include those factors discussed herein or in Exelon's 2007 Form 10-K, including those discussed in (a) Risk Factors, (b) Management's Discussion and Analysis of Financial Condition and Results of Operation, (c) Financial Statements and Supplementary Data: Note 19, and (d) other factors discussed in filings with the SEC by Exelon. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this Financial Information supplement. Exelon does not undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this Financial Information supplement.

WHERE TO FIND MORE INFORMATION

Exelon's 2007 Form 10-K is available on Exelon's website at *www.exeloncorp.com* and will be made available, without charge, in print to any shareholder who requests the document from Katherine K. Combs, Senior Vice President, Corporate Governance, Corporate Secretary and Deputy General Counsel, Exelon Corporation, P.O. Box 805398, Chicago, Illinois 60680-5398.

TABLE OF CONTENTS

GENERAL DESCRIPTION OF OUR BUSINESS

General

Exelon, a utility services holding company, operates through its principal subsidiaries—Exelon Generation Company, LLC (Generation), Commonwealth Edison Company (ComEd) and PECO Energy Company (PECO)—as described below, each of which is treated as an operating segment by Exelon. See Note 21 of the Combined Notes to Consolidated Financial Statements for further segment information.

Exelon was incorporated in Pennsylvania in February 1999. Exelon's principal executive offices are located at 10 South Dearborn Street, Chicago, Illinois 60603, and its telephone number is 312-394-7398.

Generation

Generation's business consists of its owned and contracted electric generating facilities, its wholesale energy marketing operations and its competitive retail sales operations.

Generation was formed in 2000 as a Pennsylvania limited liability company. Generation began operations as a result of a corporate restructuring, effective January 1, 2001, in which Exelon separated its generation and other competitive businesses from its regulated energy delivery businesses at ComEd and PECO. Generation's principal executive offices are located at 300 Exelon Way, Kennett Square, Pennsylvania 19348, and its telephone number is 610-765-5959.

ComEd

ComEd's energy delivery business consists of the purchase and regulated retail and wholesale sale of electricity and the provision of distribution and transmission services to retail customers in northern Illinois, including the City of Chicago.

ComEd was organized in the State of Illinois in 1913 as a result of the merger of Cosmopolitan Electric Company into the original corporation named Commonwealth Edison Company, which was incorporated in 1907. ComEd's principal executive offices are located at 440 South LaSalle Street, Chicago, Illinois 60605, and its telephone number is 312-394-4321.

PECO

PECO's energy delivery business consists of the purchase and regulated retail sale of electricity and the provision of transmission and distribution services to retail customers in southeastern Pennsylvania, including the City of Philadelphia, as well as the purchase and regulated retail sale of natural gas and the provision of distribution services to retail customers in the Pennsylvania counties surrounding the City of Philadelphia.

PECO was incorporated in Pennsylvania in 1929. PECO's principal executive offices are located at 2301 Market Street, Philadelphia, Pennsylvania 19103, and its telephone number is 215-841-4000.

Federal and State Regulation

Exelon, Generation, ComEd and PECO (collectively, the Registrants) are subject to Federal and state regulation. ComEd is a public utility under the Illinois Public Utilities Act subject to regulation by the Illinois Commerce Commission (ICC). Illinois legislation enacted in August 2007 provides for the creation of the Illinois Power Agency (IPA). The IPA is authorized to design electric supply portfolio plans for electric utilities and administer a competitive procurement process for utilities to procure the electricity supply resources identified in the supply portfolio plans subject to the oversight of the ICC.

PECO is a public utility under the Pennsylvania Public Utility Code subject to regulation by the Pennsylvania Public Utility Commission (PAPUC). Generation, ComEd and PECO are public utilities under the Federal Power Act subject to regulation by the Federal Energy Regulatory Commission (FERC). Under the Federal Power Act, FERC also has jurisdiction over third-party financings and certain holding company matters, including review of mergers, affiliate transactions, intercompany financings and cash management arrangements, certain internal corporate reorganizations, and certain holding company acquisitions of public utility and holding company securities. Specific operations of the Registrants are also subject to the jurisdiction of various other Federal, state, regional and local agencies, including the Nuclear Regulatory Commission (NRC). For additional information about Federal and state restrictions on Exelon and its subsidiaries, see Management's Discussion and Analysis of Financial Condition and Results of Operation.

Generation

Generation is one of the largest competitive electric generation companies in the United States, as measured by owned and controlled megawatts (MWs). Generation combines its large generation fleet with an experienced wholesale energy marketing operation and a competitive retail sales operation.

At December 31, 2007, Generation owned generation assets with an aggregate net capacity of 24,808 MWs, including 16,969 MWs of nuclear capacity. In addition, Generation controlled another 7,524 MWs of capacity through long-term contracts.

Generation's wholesale marketing unit, Power Team, a major wholesale marketer of energy, draws upon Generation's energy generation portfolio and logistical expertise to ensure delivery of energy to Generation's wholesale customers under long-term and short-term contracts, including a power purchase agreement (PPA) with PECO and ICC-approved standardized supplier forward contracts with ComEd and Ameren Corporation (Ameren). In addition, Power Team markets energy in the wholesale bilateral and spot markets.

Generation's retail business provides retail electric and gas services as an unregulated retail energy supplier in Illinois, Michigan and Ohio. Generation's retail business is dependent upon continued deregulation of retail electric and gas markets and its ability to obtain supplies of electricity and gas at competitive prices in the wholesale market. The low-margin nature of the business makes it important to service customers with higher volumes so as to manage costs.

The PPA between Generation and PECO expires at the end of 2010. Generation's PPA with ComEd expired at the end of 2006. See Note 4 of the Combined Notes to Consolidated Financial Statements for further detail.

Generating Resources

At December 31, 2007, the generating resources of Generation consisted of the following:

Type of Capacity	MWs
Owned generation assets (a)	
Nuclear	16,969
Fossil	6,197
Hydroelectric	1,642
Owned generation assets	24,808
Long-term contracts (b)	7,524
Total generating resources	32,332

(a) See "Fuel" for sources of fuels used in electric generation.

(b) Long-term contracts range in duration up to 25 years.

The owned and contracted generating resources of Generation are located in the United States in the Midwest region, which is comprised of Illinois (approximately 48% of capacity), the Mid-Atlantic region, which is comprised of Pennsylvania, New Jersey, Maryland and West Virginia (approximately 35% of capacity), the Southern region, which is comprised of Texas, Georgia and Oklahoma (approximately 16%), and the New England region, which is comprised of Massachusetts and Maine (approximately 1% of capacity).

Nuclear Facilities

Generation has ownership interests in eleven nuclear generating stations currently in service, consisting of 19 units with 16,969 MWs of capacity. Generation's nuclear fleet plus its ownership interest in two generating units at the Salem Generating Station (Salem), which are operated by PSEG Nuclear, LLC (PSEG Nuclear), generated 140,359 gigawatthours (GWhs), or approximately 93% of Generation's total output, for the year ended December 31, 2007. For additional information regarding Generation's electric generating capacity by station, see ITEM 2. Properties of Exelon's 2007 Form 10-K. Generation's nuclear generating stations are operated by Generation, with the exception of the two units at Salem, which are operated by PSEG Nuclear, an indirect, wholly owned subsidiary of Public Service Enterprise Group Incorporated (PSEG). AmerGen Energy Company, LLC (AmerGen), a wholly owned subsidiary of Generation, operates the Clinton Nuclear Power Station (Clinton), the Three Mile Island (TMI) Unit No. 1 and the Oyster Creek Generating Station (Oyster Creek).

The Operating Services Contract (OSC) with PSEG Nuclear, under which Generation administered daily plant operations at Salem and Hope Creek nuclear generating stations, was terminated during the fourth quarter of 2007, effective December 31, 2007 upon mutual agreement by both parties. Under the OSC, which commenced on January 15, 2005, PSEG Nuclear remained as the license holder with exclusive legal authority to operate and maintain both stations and retained responsibility for management oversight and full authority with respect to the marketing of its share of the output from the stations.

In 2007 and 2006, electric supply (in GWhs) generated from the nuclear generating facilities was 74% and 73%, respectively, of Generation's total electric supply, which also includes fossil and hydroelectric generation and electric supply purchased for resale. During 2007 and 2006, the nuclear generating facilities operated by Generation achieved a 94.5% and 93.9% capacity factor, respectively.

Regulation of Nuclear Power Generation. Generation is subject to the jurisdiction of the NRC with respect to the operation of its nuclear generating stations, including the licensing for operation of each station. The NRC subjects nuclear generating stations to continuing review and regulation covering, among other things, operations, maintenance, emergency planning, security and environmental and radiological aspects of those stations. The NRC may modify, suspend or revoke operating licenses and impose civil penalties for failure to comply with the Atomic Energy Act, the regulations under such Act or the terms of the licenses. Changes in regulations by the NRC may require a substantial increase in capital expenditures for nuclear generating facilities and/or increased operating costs of nuclear generating units.

NRC reactor oversight results, as of December 31, 2007, indicate that the performance indicators for the nuclear plants operated by Generation are all in the highest performance band, with the exception of one indicator for Byron Unit 2, which is still considered to be in an acceptable performance band in accordance with NRC standards.

Licenses. Generation has 40-year operating licenses from the NRC for each of its nuclear units and has received 20-year operating license renewals for Peach Bottom Units 2 and 3, Dresden Units 2 and 3, and Quad Cities Units 1 and 2. In December 2004, the NRC issued an order that will permit

Oyster Creek to operate beyond its license expiration in April 2009 if the NRC has not completed reviewing Generation's application for renewal. In July 2005, Generation applied for license renewal for Oyster Creek on a timeline consistent and integrated with the other planned license renewal filings for the Generation nuclear fleet. The application was challenged by various citizen groups and the New Jersey Department of Environmental Protection (NJDEP). The contentions raised by these groups were reviewed by NRC's Atomic Safety Licensing Board (ASLB). With the exception of one contention brought by the citizens group, involving drywell corrosion, the issues raised by these groups and by the NJDEP were dismissed prior to a hearing by the ASLB. The contention involving drywell corrosion went to an evidentiary hearing before the ASLB. On December 18, 2007, the ASLB dismissed this sole remaining contention. On January 14, 2008, the citizens group appealed the rejection of its contention to the NRC Commissioners. If the NRC rejects the appeal, the citizens group can further appeal to the Federal courts. In that regard, the NJDEP appealed to the Third Circuit Court of Appeals one of its rejected contentions asserting that the NRC must consider terrorism risks as part of the re-licensing proceeding. This contention had previously been rejected by the ASLB and the NRC Commissioners. Further, in January 2008, Generation received a letter from the NJDEP concluding that Oyster Creek's continued operation is consistent with New Jersey's Coastal Management Program, and approving Oyster Creek's coastal land use plans for the next 20 years. This consistency determination is a necessary element for license renewal. With the NJDEP consistency determination and the rejection of the sole remaining contention by the ASLB, Generation is currently awaiting the NRC staff's approval of the license renewal for Oyster Creek. The NRC's approval is expected in 2008.

On January 8, 2008, AmerGen submitted an application to the NRC to extend the operating license of TMI Unit 1 for an additional 20 years from the expiration of its current license to April 2034. The NRC is expected to spend up to 30 months to review the application before making a decision. As with Oyster Creek, Generation expects various legal challenges to the renewal application, but ultimately expects approval from the NRC.

Generation expects to apply for and obtain approval of license renewals for the remaining facilities. The operating license renewal process takes approximately four to five years from the commencement of the project until completion of the NRC's review. The NRC review process takes approximately two years from the docketing of an application. Each requested license renewal is expected to be for 20 years beyond the original license expiration. The NRC has already approved 20-year renewals of the operating licenses for Generation's Peach Bottom, Dresden and Quad Cities generating stations. The licenses for Peach Bottom Unit 2, Peach Bottom Unit 3, Dresden Unit 2, Dresden Unit 3, Quad Cities Unit 1 and Quad Cities Unit 2 were renewed to 2033, 2034, 2029, 2031, 2032 and 2032, respectively. Depreciation provisions are based on the estimated useful lives of the stations, which assume the renewal of the operating licenses for all of Generation's operating nuclear generating stations except those for which renewal has already been received.

The following table summarizes the current operating license expiration dates for Generation's nuclear facilities in service:

Station	Unit	In-Service Date [e]	Current License Expiration
Braidwood [a]	1	1988	2026
	2	1988	2027
Byron [a]	1	1985	2024
	2	1987	2026
Clinton [c]	1	1987	2026
Dresden [a, d]	2	1970	2029
	3	1971	2031
LaSalle [a]	1	1984	2022
	2	1984	2023
Limerick [b]	1	1986	2024
	2	1990	2029
Oyster Creek [c]	1	1969	2009
Peach Bottom [b, d]	2	1974	2033
	3	1974	2034
Quad Cities [a, d]	1	1973	2032
	2	1973	2032
Salem [b]	1	1977	2016
	2	1981	2020
Three Mile Island [c]	1	1974	2014

(a) Stations previously owned by ComEd.
(b) Stations previously owned by PECO.
(c) Stations owned by AmerGen.
(d) NRC license renewals have been received for these units.
(e) Denotes year in which nuclear unit began commercial operations.

Generation is a member of NuStart Energy Development, LLC (NuStart), a consortium of ten companies that was formed for the purpose of seeking a license to build a new nuclear facility under the NRC's new permitting process. As of December 31, 2007, Generation's investment in NuStart was $1 million.

New Site Development. Generation pursues growth opportunities that are consistent with its disciplined approach to investing to maximize shareholder value, taking earnings, cash flow and financial risk into account. On September 29, 2006, Generation notified the NRC that Generation will begin the application process for a combined Construction and Operating License (COL) that would allow for the possible construction of a new nuclear plant in Texas. The filing of the letter with the NRC launched a process that preserves for Exelon and Generation the option to develop a new nuclear plant in Texas without immediately committing to the full project. In order to continue preserving and assessing this option, Exelon and Generation have approved expenditures on the project of up to $100 million, which includes fees and costs related to the COL, reservation payments and other costs for long-lead components of the project, and other site evaluation and development costs. Amounts spent on the project to date through December 31, 2007 have been expensed and total approximately $49 million. The development phase of the project is expected to extend into 2009, and any decision to fund beyond the $100 million commitment would be subject to extensive analysis.

Generation has not made a decision to build a new nuclear plant at this time; however, on November 12, 2007, Generation announced that, if a decision is made to build a new nuclear plant in Texas, Generation will use GE-Hitachi Nuclear Energy Americas' (GE-Hitachi) new reactor technology, known as the Economic Simplified Boiling Water Reactor, which uses simplified design features and fewer components, thereby allowing for faster construction, lower operating costs and enhanced safety features. Also, on December 18, 2007, Generation announced that it had selected a site in Victoria County in southeast Texas for its COL, which, if obtained, would allow construction and operation of a dual unit nuclear plant should Generation decide to proceed with the construction of the project.

On December 7, 2007, Generation reached an agreement with the City of San Antonio acting by and through the City Public Service Board, a Texas municipal utility known as CPS Energy (CPS), under which CPS agreed to fund a portion of Generation's exploratory costs associated with the possible new nuclear power plant in southeast Texas and related costs for long-lead components. In exchange for its funding commitment, CPS received an option to acquire up to a 40% ownership interest in the new plant and its energy output. If CPS exercises its option, it will be obligated to fund its proportionate share of all project costs and liabilities. The decision whether to build the new nuclear plant will continue to reside solely with Exelon and Generation.

Among the various conditions that must be resolved before any formal decision to build is made are a workable solution to spent nuclear fuel (SNF) disposal, broad public acceptance of a new nuclear plant and assurances that a new plant using the new technology can be financially successful, which would entail economic analysis that would incorporate assessing construction and financing costs, production and other potential tax credits, and other key economic factors. Generation expects to submit the COL application to the NRC in 2008.

Nuclear Waste Disposal. There are no facilities for the reprocessing or permanent disposal of SNF currently in operation in the United States, nor has the NRC licensed any such facilities. Generation currently stores all SNF generated by its nuclear generating facilities in on-site storage pools or in dry cask storage facilities. Since Generation's SNF storage pools generally do not have sufficient storage capacity for the life of the respective plant, Generation is developing dry cask storage facilities, as necessary, to support operations.

As of December 31, 2007, Generation had approximately 48,400 SNF assemblies (11,700 tons) stored on site in SNF pools or dry cask storage. On-site dry cask storage in concert with on-site storage pools will be capable of meeting all current and future SNF storage requirements at Generation's sites through the license renewal period, and through decommissioning, until the U.S. Department of Energy (DOE) completes removing SNF from the sites. The following table describes the current status of Generation's SNF storage facilities.

Site	Date for loss of full core reserve [(a)]
Braidwood	2013
Byron	2011
Clinton	2018
Dresden	Dry cask storage in operation
LaSalle	2010
Limerick	2009
Oyster Creek	Dry cask storage in operation
Peach Bottom	Dry cask storage in operation
Quad Cities	Dry cask storage in operation
Salem	2011
Three Mile Island	Life of plant storage capable in SNF pool

(a) The date for loss of full core reserve identifies when the on-site storage pool will no longer have sufficient space to receive a full complement of fuel from the reactor core.

Under the Nuclear Waste Policy Act of 1982 (NWPA), the DOE is responsible for the development of a repository for and the disposal of SNF and high-level radioactive waste. As required by the NWPA, Generation is a party to contracts with the DOE (Standard Contracts) to provide for disposal of SNF from its nuclear generating stations. In accordance with the NWPA and the Standard Contracts, Generation pays the DOE one mill ($.001) per kilowatthour (kWh) of net nuclear generation for the cost of nuclear fuel long-term disposal. This fee may be adjusted prospectively in order to ensure full cost recovery. The NWPA and the Standard Contracts required the DOE to begin taking possession of SNF generated by nuclear generating units by no later than January 31, 1998. The DOE, however, failed to meet that deadline and its performance will be delayed significantly. The DOE has published a schedule for opening a SNF permanent disposal facility and its current estimate is 2017. This extended delay in SNF acceptance by the DOE has led to Generation's adoption of dry cask storage at its Dresden, Quad Cities, Peach Bottom and Oyster Creek Stations and its consideration and development of dry cask storage at other stations. In August 2004, Generation and the U.S. Department of Justice, in close consultation with the DOE, reached a settlement under which the government will reimburse Generation for costs associated with storage of spent fuel at Generation's nuclear stations pending the DOE's fulfillment of its obligations. Generation plans to submit annual reimbursement requests to the DOE for costs associated with the storage of spent nuclear fuel. In all cases, reimbursement requests will be made only after costs are incurred and only for costs resulting from DOE delays in accepting the SNF. See Note 14 of the Combined Notes to Consolidated Financial Statements for additional information regarding spent fuel storage claims and issues.

The Standard Contracts with the DOE also required the payment to the DOE of a one-time fee applicable to nuclear generation through April 6, 1983. The fee related to the former PECO units has been paid. Pursuant to the Standard Contracts, ComEd previously elected to defer payment of the one-time fee of $277 million for its units (which are now owned by Generation), with interest to the date of payment, until just prior to the first delivery of SNF to the DOE. As of December 31, 2007, the unfunded SNF liability for the one-time fee with interest (which has been assumed by Generation) was $997 million. Interest accrues at the 13-week Treasury Rate. The 13-week Treasury Rate in effect, for calculation of the interest accrual at December 31, 2007, was 4.025%. The liabilities for spent nuclear fuel disposal costs, including the one-time fee, were transferred to Generation as part of the 2001 corporate restructuring. The outstanding one-time fee obligations for the Oyster Creek and TMI units remain with the former owners. The Clinton Unit has no outstanding obligation.

As a by-product of their operations, nuclear generating units produce low-level radioactive waste (LLRW). LLRW is accumulated at each generating station and permanently disposed of at Federally licensed disposal facilities. The Federal Low-Level Radioactive Waste Policy Act of 1980 provides that states may enter into agreements to provide regional disposal facilities for LLRW and restrict use of those facilities to waste generated within the region. Illinois and Kentucky have entered into an agreement, although neither state currently has an operational site and none is currently expected to be operational until after 2011. Pennsylvania, which had agreed to be the host site for LLRW disposal facilities for generators located in Pennsylvania, Delaware, Maryland and West Virginia, has suspended the search for a permanent disposal site.

Generation has on-site storage capacity at its nuclear generation stations for limited amounts of LLRW and has been shipping its LLRW to disposal facilities in South Carolina and Utah. With a limited number of available LLRW disposal facilities, Generation continues to anticipate difficulties in shipping of LLRW off of its sites, including the possibility that one or all of the available disposal facilities may not be available for some of Generation's sites in the future. Generation continues to pursue alternative disposal strategies for LLRW, including an LLRW reduction program to minimize cost impacts.

Nuclear Insurance. The Price-Anderson Act limits the liability of nuclear reactor owners for claims that could arise from a single incident. The Price-Anderson Act was extended to December 31, 2025 under the terms of the Energy Policy Act of 2005. As of December 31, 2007, the current liability limit was $10.76 billion and is subject to change to account for the effects of inflation and changes in the number of licensed reactors. As required by the Price-Anderson Act, Generation carries the maximum available amount of nuclear liability insurance (currently $300 million for each operating site) and the remaining $10.46 billion is provided through mandatory participation in a financial protection pool. Under the Price-Anderson Act, all nuclear reactor licensees can be assessed a maximum charge per reactor per incident. The maximum assessment for each nuclear operator per reactor per incident (including a 5% surcharge) is $100.6 million, payable at no more than $15 million per reactor per incident per year. This assessment is subject to inflation adjustment and state premium taxes. In August 2008, it is anticipated the $100.6 million and the $15 million maximum assessments will be adjusted due to inflation. The Price-Anderson Act, as amended, requires an inflation adjustment be made at least once each 5 years. The last inflation adjustment occurred in August 2003. In addition, the U.S. Congress could impose revenue-raising measures on the nuclear industry to pay claims.

Generation is a member of an industry mutual insurance company, Nuclear Electric Insurance Limited (NEIL), which provides property damage, decontamination and premature decommissioning insurance for each station for losses resulting from damage to its nuclear plants, either due to accidents or acts of terrorism. Under the terms of the various insurance agreements, Generation could be assessed up to $172 million for losses incurred at any plant insured by the insurance companies. Additionally, NEIL provides replacement power cost insurance in the event of a major accidental outage at an insured nuclear station. The premium for this coverage is subject to assessment for adverse loss experience. Generation's maximum share of any assessment is $46 million per year.

See "Nuclear Insurance" within Note 19 of the Combined Notes to Consolidated Financial Statements for a description of nuclear-related insurance coverage and further information on NEIL.

For information regarding property insurance, see ITEM 2. Properties—Generation of Exelon's 2007 Form 10-K. Generation is self-insured to the extent that any losses may exceed the amount of insurance maintained or are within the policy deductible for its insured losses. Such losses could have a material adverse effect on Generation's financial condition and results of operations.

Decommissioning. NRC regulations require that licensees of nuclear generating facilities demonstrate reasonable assurance that funds will be available in specified minimum amounts at the end of the life of the facility to decommission the facility. As more fully described below, ComEd collected amounts from customers through 2006 for facilities formerly owned by ComEd, and PECO is currently collecting amounts from customers for facilities formerly owned by PECO, which are ultimately remitted to the trust funds maintained by Generation that will be used to decommission those nuclear facilities. AmerGen also maintains decommissioning trust funds for each of its plants. The AmerGen units, specifically Clinton, Oyster Creek, and TMI, are not covered by any rate recovery process for customer funding of decommissioning costs. Decommissioning expenditures are expected to occur primarily after the plants are retired. Certain decommissioning costs are currently being incurred.

Through 2006, under an ICC order, ComEd was permitted to recover amounts from customers to decommission former ComEd nuclear plants. ComEd is not permitted to collect amounts for decommissioning subsequent to 2006. Nuclear decommissioning costs associated with the nuclear generating stations formerly or partly owned by PECO continue to be recovered currently through rates charged by PECO to customers. The annual amount recovered, which in 2007 was $33 million, and effective January 1, 2008 will be $29 million, is remitted to Generation as allowed by the PAPUC. It is anticipated that these collections will continue through the operating license life of each of the former PECO units, with adjustments every five years, subject to certain limitations, to reflect changes in cost estimates and decommissioning trust fund performance. The amount recovered is premised on studies that assume level contributions through the license expiration date for each unit. After completion of the decommissioning, excess amounts in the decommissioning trusts for the nuclear generating stations formerly owned by ComEd and PECO that were collected from customers must be returned to ComEd and PECO customers, respectively, if those amounts exceed established thresholds.

Generation believes that the decommissioning trust funds for the nuclear generating stations formerly owned by ComEd and PECO, the expected earnings thereon and, in the case of PECO, the amounts currently being collected from PECO's customers will be sufficient to fully fund Generation's decommissioning obligations for the nuclear generating stations formerly owned by ComEd and PECO in accordance with NRC regulations. Generation further believes the AmerGen nuclear decommissioning trust funds together with expected investment earnings thereon will be sufficient to fully fund AmerGen's decommissioning obligations in accordance with NRC regulations.

Any shortfall of funds necessary for decommissioning is ultimately required to be funded by Generation. Generation has recourse to collect additional amounts from PECO customers, subject to certain limitations and thresholds, as prescribed by an order from the PAPUC. No such recourse exists to collect additional amounts from ComEd customers or from the previous owners of AmerGen.

See Critical Accounting Policies and Estimates within Management's Discussion and Analysis of Financial Condition and Results of Operation and Note 13 of the Combined Notes to Consolidated Financial Statements for a further discussion of nuclear decommissioning.

Dresden Unit 1, Peach Bottom Unit 1 and Zion (Zion Station), a two-unit nuclear generation station, have ceased power generation. SNF at Dresden Unit 1 is currently being stored in dry cask storage until a permanent repository under the NWPA is completed. All of Peach Bottom Unit 1's SNF has been moved off site. SNF at Zion Station is currently stored in on-site storage pools. Generation's liability to decommission Dresden Unit 1, Peach Bottom Unit 1 and Zion Station was $795 million at December 31, 2007. As of December 31, 2007, nuclear decommissioning trust funds set aside to pay for these obligations were $1.2 billion.

Zion Station Decommissioning. On December 11, 2007, Generation entered into an Asset Sale Agreement with Energy Solutions, Inc. and its wholly owned subsidiaries, Energy*Solutions*, LLC (Energy*Solutions*) and ZionSolutions, LLC (ZionSolutions) for decommissioning of Zion Station, which is located in Zion, Illinois and which ceased operation in 1998.

If the various closing conditions under the Asset Sale Agreement are satisfied and the transaction is completed, Generation will transfer to ZionSolutions substantially all of the assets (other than land) associated with Zion Station, including assets held in nuclear decommissioning trusts (approximately $870 million). In consideration for Generation's transfer of those assets, ZionSolutions will assume decommissioning and other liabilities associated with Zion Station. ZionSolutions will take possession and control of the land associated with Zion Station pursuant to a Lease Agreement with Generation, to be executed at the closing. Under the Lease Agreement, ZionSolutions will commit to complete the required decommissioning work according to an established schedule and will construct a dry cask storage facility on the land for the spent nuclear fuel currently held in spent fuel pools at Zion Station. Rent payable under the Lease Agreement will be $1.00 per year, although the Lease Agreement requires ZionSolutions to pay property taxes associated with Zion Station and penalty rents may accrue if there are unexcused delays in the progress of decommissioning work at Zion Station or the construction of the dry cask spent nuclear fuel storage facility. To reduce any potential risk of default by EnergySolutions or ZionSolutions, EnergySolutions is required to provide a $200 million letter of credit to be used to fund decommissioning costs in case of a shortfall of decommissioning funds following specified failures of performance. EnergySolutions has also provided a performance guarantee and will enter into other agreements that will provide rights and remedies for Generation in the case of other specified events of default, including a special purpose easement for disposal capacity at the EnergySolutions site in Clive, Utah, for all low level waste volume of Zion Station. However, if the resources of EnergySolutions Inc. and its subsidiaries are inadequate to complete required decommissioning work, Generation may be required to complete the work at its own expense. If the transaction is completed in 2008, Generation expects the required decommissioning work and the construction of the dry cask spent fuel storage facility would be completed by 2018.

ZionSolutions and Generation will also enter into a Put Option Agreement pursuant to which ZionSolutions will have the option to transfer the remaining Zion Station assets and any associated liabilities back to Generation upon completion of all required decommissioning and other work at Zion Station. The purchase price payable under the Put Option Agreement is $1.00 plus the assumption of associated liabilities.

Completion of the transactions contemplated by the Asset. Sale Agreement is subject to the satisfaction of a number of closing conditions, including the accuracy of the parties' representations and warranties, the performance of covenants, the receipt of approval from the NRC, and the receipt of a private letter ruling from the Internal Revenue Service (IRS). Generation does not expect that conditions to the closing of the transaction will be satisfied before the second half of 2008.

Fossil and Hydroelectric Facilities

Generation operates various fossil and hydroelectric facilities and maintains ownership interests in several other facilities such as LaPorte, Keystone, Conemaugh and Wyman, which are operated by third parties. In 2007 and 2006, electric supply (in GWhs) generated from owned fossil and hydroelectric generating facilities was 6% and 7%, respectively, of Generation's total electric supply, which also includes nuclear generation and electric supply purchased for resale. The majority of this output was dispatched to support Generation's power marketing activities. For additional information regarding Generation's electric generating facilities, see ITEM 2. Properties—Generation of Exelon's 2007 Form 10-K.

Licenses. Fossil generation plants are generally not licensed and, therefore, the decision on when to retire plants is, fundamentally, a commercial one. Hydroelectric plants are licensed by FERC. The Muddy Run and Conowingo facilities have licenses that expire in August 2014. Generation is in the process of performing pre-application analyses and anticipates filing a Notice of Intent to renew the licenses in 2009 pursuant to FERC regulations. For those plants located within the control areas administered by the PJM Interconnection, LLC (PJM) or the New England control area administered by ISO New England Inc. (ISO-NE), notice is required to be provided to PJM or ISO-NE, as applicable, before a plant can be retired.

Insurance. Generation does not purchase business interruption insurance for its wholly owned fossil and hydroelectric operations. Generation maintains both property damage and liability insurance. For property damage and liability claims, Generation is self-insured to the extent that losses are within the policy deductible or exceed the amount of insurance maintained. Such losses could have a material adverse effect on Exelon and Generation's financial condition and their results of operations and cash flows. For information regarding property insurance, see ITEM 2. Properties—Generation of Exelon's 2007 Form 10-K.

Long-Term Contracts

In addition to energy produced by owned generation assets, Generation sells electricity purchased under the following long-term contracts in effect as of December 31, 2007:

Seller	Location	Expiration	Capacity (MWs)
Kincaid Generation, LLC	Kincaid, Illinois	2013	1,108
Tenaska Georgia Partners, LP [(a)]	Franklin, Georgia	2030	942
Tenaska Frontier, Ltd	Shiro, Texas	2020	830
Green Country Energy, LLC	Jenks, Oklahoma	2022	795
Elwood Energy, LLC	Elwood, Illinois	2012	775
Lincoln Generating Facility, LLC	Manhattan, Illinois	2011	664
Reliant Energy Aurora, LP	Aurora, Illinois	2008	600
Wolf Hollow 1, LP	Granbury, Texas	2023	350
Duke Energy Trading and Marketing, LLC	Dixon, Illinois	2008	344
Dynegy Power Marketing, Inc.	East Dundee, Illinois	2009	330
DTE Energy Trading, Inc.	Crete, Illinois	2008	300
Others [(b)]	Various	2011 to 2028	486
Total			7,524

(a) Commencing June 1, 2010 and lasting for 20 years, Generation has agreed to sell its rights to 942 MWs of capacity, energy, and ancillary services supplied from its existing long-term contract with Tenaska Georgia Partners, LP through a tolling agreement with Georgia Power, a subsidiary of Southern Company.

(b) Includes long-term capacity contracts with nine counterparties.

Federal Power Act

The Federal Power Act gives FERC exclusive ratemaking jurisdiction over wholesale sales of electricity and the transmission of electricity in interstate commerce. Pursuant to the Federal Power Act, all public utilities subject to FERC's jurisdiction are required to file rate schedules with FERC with respect to wholesale sales and transmission of electricity. Open-Access Transmission tariffs established under FERC regulation give Generation transmission access that enables Generation to participate in competitive wholesale markets.

Market Based Rate Matters

Generation, ComEd and PECO are public utilities for purposes of the Federal Power Act and are required to obtain FERC's acceptance of rate schedules for wholesale sales of electricity. Currently, Generation, ComEd and PECO have authority to sell power at market-based rates. As is customary with market-based rate schedules, FERC has reserved the right to suspend market-based rate authority on a retroactive basis if it subsequently determines that Generation or any of its affiliates has violated the terms and conditions of its tariff or the Federal Power Act. FERC is also authorized to order refunds if it finds that the market-based rates are not just and reasonable under the Federal Power Act.

In 2004, FERC implemented market power tests to determine whether sellers should be entitled to market-based rate authority. The effect was to require Generation, ComEd, and PECO to file with FERC a new analysis under the new tests. On July 5, 2005, FERC accepted the filing, thereby allowing Generation, ComEd and PECO to have continued authority to sell at market-based rates. In the same order, however, FERC started a proceeding, the purpose of which was to require Generation to demonstrate its compliance with FERC's affiliate abuse and reciprocal dealing prong of the tests it had instituted in 2004. On April 3, 2006, FERC accepted the compliance filing, and terminated the proceeding.

On June 21, 2007, FERC issued a Final Rule on Market-Based Rates for Wholesale Sales of Electric Energy, Capacity and Ancillary Services by Public Utilities, which updated and modified the tests that FERC had implemented in 2004. On December 14, 2007, FERC issued an order clarifying some provisions in the Final Rule. On January 14, 2008, Generation, ComEd and PECO filed an analysis using FERC's updated screening tests, as required by the Final Rule. The filing demonstrates that under those tests, one called the pivotal supplier test and the other the market share test, Generation, ComEd, and PECO are entitled to continue to sell at market-based rates. FERC is not expected to act on the filing until later in 2008. The Registrants do not expect that the Final Rule will have a material effect on their results of operations in the short-term. The longer-term impact will depend on the future application by FERC of the Final Rule.

For a number of years, regional transmission organizations (RTOs), such as PJM, have formed in a number of regions to provide transmission service across multiple transmission systems. The intended benefits of establishing these entities include regional planning, managing transmission congestion, developing larger wholesale markets for energy and capacity, maintaining reliability, market monitoring and the elimination or reduction of redundant transmission charges imposed by multiple transmission providers when wholesale customers take transmission service across several transmission systems. See Transmission Services below for a further discussion.

To date, PJM, the Midwest Independent Transmission System Operator, Inc. (MISO), ISO-NE and Southwest Power Pool, have been approved as RTOs. Because of some states' opposition to imposition of centralized energy and capacity markets, FERC is seeking to obtain some of the benefits of RTOs by means of making more effective rules governing open-access transmission in regions that do not have RTOs or independent system operators.

The Energy Policy Act of 2005. The Energy Policy Act of 2005 (Energy Policy Act), which was signed into law on August 8, 2005, implements several significant changes intended to improve electric reliability, promote investment in the transmission infrastructure, streamline electric regulation, improve wholesale competition, address problems identified in the western energy crisis and Enron collapse, promote fuel diversity and cleaner fuel sources, and promote greater efficiency in electric generation, delivery and use.

The Energy Policy Act, through amendment of the Federal Power Act, also transferred to FERC certain additional authority. FERC was granted new authority to review the acquisition or merger of companies owning generating facilities, along with the responsibility to address more explicitly cross-subsidization issues in these situations. FERC was also authorized to impose civil penalties for violations of laws and regulations and to prohibit market manipulation activities. Additionally, FERC now has the authority to approve siting of electric transmission facilities located in national interest electric transmission corridors if states cannot or will not act in a timely manner to approve siting. The Energy Policy Act also authorized a self-regulating electric reliability organization with FERC oversight to enforce reliability rules. On July 20, 2006, pursuant to the Federal Power Act, FERC certified the North American Electric Reliability Corporation (NERC) as the nation's Electric Reliability Organization. As a result, users, owners and operators of the bulk power system, including Generation, ComEd and PECO, are subject to mandatory reliability standards promulgated by NERC and enforced by FERC.

PJM Reliability Pricing Model (RPM)

FERC issued an order approving PJM's RPM to replace its current capacity market rules. The RPM provides for a forward capacity auction using a demand curve and locational deliverability zones for capacity phased in over a several year period beginning on June 1, 2007. A number of parties have appealed the order, and those appeals have been consolidated and are pending in the United States Court of Appeals for the D.C. Circuit. Notwithstanding the petitions for judicial review, PJM implemented RPM in 2007 as FERC's orders were not stayed, and therefore remain in effect, pending appellate review, as applicable. PJM's RPM auctions took place in April 2007, July 2007, October 2007 and January 2008 and established prices for the period from June 1, 2007 through May 31, 2011. Subsequent auctions will take place 36 months ahead of the scheduled delivery year. The RPM is anticipated to have a favorable impact for owners of generation facilities, particularly for such facilities located in constrained zones. PJM is authorized to impose PJM RPM capacity penalties. As of December 31, 2007, Generation does not believe it has incurred any such penalties and, therefore, has not recorded a liability.

Marginal-Loss Dispatch and Settlement

On June 1, 2007, PJM implemented marginal-loss dispatch and settlement for its competitive wholesale electric market. Marginal-loss dispatch recognizes the varying delivery costs of transmitting electricity from individual generator locations to the places where customers consume the energy. Prior to the implementation of marginal-loss dispatch, PJM had used average losses in dispatch and in the calculation of locational marginal prices. Locational marginal prices in PJM now include the real-time impact of transmission losses from individual sources to loads. PJM believes that the marginal-loss approach is more efficient because the cost of energy that is lost in transmission lines is reduced compared with the former average loss method. As a whole, Exelon and Generation have experienced an increase in the cost of delivering energy from the generating plant locations to customer load zones due to the implementation of marginal-loss dispatch and settlement.

Illinois Settlement Agreement

The legislatively mandated transition and retail electric rate freeze period in Illinois ended at the close of 2006. In view of the rate increases following the expiration of the rate freeze, various bills were proposed in the Illinois House of Representatives and Senate in 2007 in an attempt to address the higher electric bills in the State of Illinois. In addition to proposed legislation directed at ComEd, the significant components of the proposed legislation directed at Generation would have required the following:

- A tax of $70,000 for each megawatt of nameplate capacity on certain electric generating facilities located in Illinois including those owned by Generation.
- Establishment of a generation tax and a fund from the proceeds of the generation tax to be used to pay to ComEd and other Illinois utilities for rate refunds to customers and also to pay to ComEd and other Illinois utilities for differences between 2007 and 2006 rates prior to July 1, 2008.
- Require electric utilities, including ComEd, to remove themselves from participation in RTOs, including PJM, which would have had a significant impact on competition and open-access in the Illinois retail market.

In July 2007, following extensive discussions with legislative leaders in Illinois, Generation, ComEd, and other generators and utilities in Illinois reached an agreement (Settlement) with various representatives from the State of Illinois concluding discussions of measures to address concerns about higher electric bills in Illinois without rate freeze, generation tax or other legislation that Exelon believes would have been harmful to consumers of electricity, electric utilities, generators of electricity and the State of Illinois. Generation and ComEd committed to contributing approximately $800 million to rate relief programs over four years. Generation committed an aggregate of $747 million, with $435 million available to pay ComEd for rate relief programs for ComEd customers, $307.5 million available for rate relief programs for customers of other Illinois utilities, and $4.5 million available for partially funding operations of the IPA. Legislation reflecting the Settlement (Settlement Legislation) was passed by the Illinois Legislature on July 26, 2007 and was signed into law on August 28, 2007 by the Governor of Illinois. See Note 4 of the Combined Notes to Consolidated Financial Statements for the components of the Settlement Legislation.

Fuel

The following table shows sources of electric supply in GWhs for 2007 and estimated for 2008:

	Source of Electric Supply (a)	
	2007	2008 (Est.)
Nuclear units	140,359	138,056
Purchases—non-trading portfolio	38,021	36,741
Fossil and hydroelectric units	11,270	14,487
Total supply	189,650	189,284

(a) Represents Generation's proportionate share of the output of its generating plants.

The fuel costs for nuclear generation are substantially less than for fossil-fuel generation. Consequently, nuclear generation is generally the most cost-effective way for Generation to meet its obligations for sales to other utilities, including to ComEd and PECO, and some of Generation's retail business requirements.

The cycle of production and utilization of nuclear fuel includes the mining and milling of uranium ore into uranium concentrates, the conversion of uranium concentrates to uranium hexafluoride, the enrichment of the uranium hexafluoride and the fabrication of fuel assemblies. Generation has uranium concentrate inventory and supply contracts sufficient to meet all of its uranium concentrate requirements through 2010. Generation's contracted conversion services are sufficient to meet all of its uranium conversion requirements through 2011. All of Generation's enrichment requirements have been contracted through 2011. Contracts for fuel fabrication have been obtained through 2010. Generation does not anticipate difficulty in obtaining the necessary uranium concentrates or conversion, enrichment or fabrication services to meet the nuclear fuel requirements of its nuclear units.

Generation obtains approximately 30% of its uranium enrichment services from European suppliers. There is an ongoing trade action by USEC, Inc. against European enrichment services suppliers alleging dumping in the United States. In January 2002, the U.S. International Trade Commission determined that USEC, Inc. was "materially injured or threatened with material injury" by low-enriched uranium exported by European suppliers. The U.S. Department of Commerce has assessed countervailing and anti-dumping duties against the European suppliers. Both USEC, Inc. and the European suppliers have appealed these decisions. Generation is uncertain at this time as to the outcome of the pending appeals; however, as a result of these actions, Generation may incur higher costs for uranium enrichment services necessary for the production of nuclear fuel.

Coal is procured for coal-fired plants primarily through annual contracts, with the remainder supplied through either short-term contracts or spot-market purchases.

Natural gas is procured for gas-fired plants through annual, monthly and spot-market purchases. Some fossil generation stations can use either oil or natural gas as fuel. Fuel oil inventories are managed so that in the winter months sufficient volumes of fuel are available in the event of extreme weather conditions and during the remaining months to take advantage of favorable market pricing.

Generation uses financial instruments to mitigate price risk associated with commodity price exposures. Generation also hedges forward price risk with both over-the-counter and exchange-traded instruments. See Note 1 of the Combined Notes to Consolidated Financial Statements for further information regarding derivative financial instruments.

Power Team

Generation's wholesale operations include the physical delivery and marketing of power obtained through its generation capacity and through long-term, intermediate-term and short-term contracts. Generation seeks to maintain a net positive supply of energy and capacity, through ownership of generation assets and power purchase and lease agreements, to protect it from the potential operational failure of one of its owned or contracted power generating units. Generation has also contracted for access to additional generation through bilateral long-term PPAs. PPAs are commitments related to power generation of specific generation plants and/or are dispatchable in nature similar to asset ownership. Generation enters into PPAs with the objective of obtaining low-cost energy supply sources to meet its physical delivery obligations to customers. Power Team may buy power to meet the energy demand of its customers, including ComEd and PECO. These purchases may be made for more than the energy demanded by Power Team's customers. Power Team then sells this open position, along with capacity not used to meet customer demand, in the wholesale electricity markets. Generation has also purchased transmission service to ensure that it has reliable transmission capacity to physically move its power supplies to meet customer delivery needs.

Power Team also manages the price and supply risks for energy and fuel associated with generation assets and the risks of power marketing activities. The maximum length of time over which cash flows related to energy commodities are currently being economically hedged is approximately five years. Generation has estimated a greater than 90% economic and cash flow hedge ratio for 2008 for its energy marketing portfolio. This hedge ratio represents the percentage of forecasted aggregate annual generation supply that is committed to firm sales, including sales to ComEd and PECO. A portion of Generation's hedge may be accomplished with fuel products based on assumed correlations between power and fuel prices, which routinely change in the market. The hedge ratio is not fixed and will vary from time to time depending upon market conditions, demand, energy market option volatility and actual loads. The trading portfolio is subject to a risk management policy that includes stringent risk management limits including volume, stop-loss and value-at-risk limits to manage exposure to market risk. Additionally, the corporate risk management group and Exelon's Risk Management Committee (RMC) monitor the financial risks of the power marketing activities. Power Team also uses financial and commodity contracts for proprietary trading purposes but this activity accounts for only a small portion of Power Team's efforts.

At December 31, 2007, Generation's long-term commitments relating to the purchase and sale of energy, capacity and transmission rights from and to unaffiliated utilities and others were as follows:

(in millions)	Net Capacity Purchases [a]	Power Only Purchases from Non-Affiliates	Power Only Sales	Transmission Rights Purchases [b]
2008	$ 335	$473	$3,371	$ 2
2009	291	38	1,486	—
2010	316	18	277	—
2011	324	48	27	—
2012	321	18	28	—
Thereafter	1,848	207	29	—
Total	$3,435	$802	$5,218	$ 2

(a) Net capacity purchases include tolling agreements that are accounted for as operating leases. Amounts presented in the commitments represent Generation's expected payments under these arrangements at December 31, 2007. Expected payments include certain capacity charges which are conditional on plant availability.

(b) Transmission rights purchases include estimated commitments in 2008 for additional transmission rights that will be required to fulfill firm sales contracts.

Beginning in January 2007, ComEd began procuring all of its energy requirements for retail customers from market sources pursuant to the ICC-approved procurement auction in 2006 or from the PJM spot market. Approximately one-third of ComEd's contracts that resulted from the 2006 auction will expire in May 2008, another one-third will expire in May 2009, and the remaining contracts will expire in May 2010. Approximately 35% of the contracted supply from the 2006 auction will come from Generation. Suppliers, including Generation, were limited to winning no more than 35% in either the fixed price section or the hourly price section of the auction. The Settlement Legislation established a new competitive process for procurement to be managed by the IPA and overseen by the ICC in accordance with electricity supply procurement plans approved by the IPA. The new procurement process involving the IPA will not be fully established until later in 2008 and, in the interim, ComEd submitted to the ICC, and the ICC approved, a procurement plan for ComEd to secure its remaining requirements for power and other ancillary services for the period from June 2008 to May 2009. Beginning in 2008, ComEd, each June, will submit a five-year forecast to the IPA and the IPA will develop a procurement plan for approval by the ICC to procure its remaining requirements for energy in periods subsequent to May 2009.

Generation has a PPA with PECO under which Generation has agreed to supply PECO with substantially all of PECO's electric supply needs through 2010. Generation supplies electricity to PECO from its portfolio of generation assets, PPAs and other market sources. Subsequent to 2010, PECO expects to procure all of its electricity from market sources, which could include Generation.

Capital Expenditures

Generation's business is capital intensive and requires significant investments in energy generation and in other internal infrastructure projects. Generation's estimated capital expenditures for 2008 are as follows:

(in millions)	
Production plant	$ 868
Nuclear fuel [(a)]	731
Total	$1,599

(a) Includes Generation's share of the investment in nuclear fuel for the co-owned Salem plant.

ComEd

ComEd is engaged principally in the purchase and regulated retail sale of electricity and the provision of distribution and transmission services to a diverse base of residential, commercial and industrial customers in northern Illinois. ComEd is subject to regulation by the ICC as to rates and service, the issuance of securities, and certain other aspects of ComEd's operations. ComEd is also subject to regulation by FERC as to transmission rates and certain other aspects of ComEd's business.

ComEd's retail service territory has an area of approximately 11,300 square miles and an estimated population of eight million. The service territory includes the City of Chicago, an area of about 225 square miles with an estimated population of three million. ComEd has approximately 3.8 million customers.

ComEd's franchises are sufficient to permit it to engage in the business it now conducts. ComEd's franchise rights are generally nonexclusive rights documented in agreements and, in some cases, certificates of public convenience issued by the ICC. With few exceptions, the franchise rights have stated expiration dates ranging from 2008 to 2061. ComEd anticipates working with the appropriate agencies to extend or replace the franchise agreements prior to expiration.

ComEd's kWh sales and load of electricity are generally higher during the summer periods and winter periods, when temperature extremes create demand for either summer cooling or winter heating. ComEd's highest peak load occurred on August 1, 2006 and was 23,613 MWs; its highest peak load during a winter season occurred on February 5, 2007 and was 16,207 MWs.

Retail Electric Services

Electric utility restructuring legislation was adopted in Illinois in December 1997 to permit competition by competitive electric generation suppliers for the supply of retail electricity. Transmission and distribution service was not impacted by the legislation and continues to remain regulated. The restructuring legislation and related regulatory orders allowed customers to choose a competitive electric generation supplier; required rate reductions and imposed freezes or caps on rates during a transition period following the adoption of the legislation; and allowed the collection of competitive transition charges (CTCs) from customers to permit Illinois utilities to recover a portion of the costs that might not otherwise be recovered in a competitive market (stranded costs) during the transition period. ComEd's transition and rate freeze period ended in January 2007.

In anticipation of the end of the transition and rate freeze period, ComEd engaged in various regulatory proceedings to establish rates for the post-2006 period, as described below. In view of the rate increases that were anticipated following the expiration of the rate freeze, the Illinois Legislature considered proposed legislation to roll back and freeze ComEd's rates for an additional period, to control the rate at which the rate increases were phased in or to impose a tax on the ownership or operation of electric generating facilities. In August 2007, Settlement Legislation was enacted in Illinois to address concerns about higher electric bills following the expiration of the rate freeze. The Settlement Legislation required, among other things, rate relief contributions of approximately $1 billion to be made by certain Illinois electric utilities, their affiliates, and generators of electricity in Illinois over a four-year period. ComEd committed to continue executing upon a $64 million rate relief package announced earlier in 2007.

As a result of the end of ComEd's transition period, new unbundled rates for service became effective in January 2007. As of December 31, 2007, three competitive electric generation suppliers have been granted approval by the ICC to serve residential customers in Illinois; however, none of the competitive electric generation suppliers is currently supplying electricity to any of ComEd's residential customers. All of ComEd's customers are eligible to choose a competitive electric generation supplier or may purchase electricity from ComEd at market-based rates. At December 31, 2007, approximately 44,200 non-residential customers, representing approximately 48% of ComEd's annual retail kWh sales, had elected to purchase their electricity from a competitive electric generation supplier. Customers who receive electricity from a competitive electric generation supplier continue to pay a delivery charge to ComEd.

Under Illinois law, ComEd is required to deliver electricity to all customers. ComEd's obligation to provide full service electric service including generation service (which are referred to as provider of last resort (POLR) obligations) varies by customer size. ComEd's obligation to provide such service to residential customers and other small customers with demands of under 100 kilowatts (kWs) continues for all customers who do not or cannot choose a competitive electric generation supplier or who choose to return to the utility after taking service from a competitive electric generation supplier.

ComEd's obligations to many of its largest customers, with demands of 3 MWs or greater has previously been declared competitive. For customers with demands of 400 kWs and above, and 100-400 kWs, ComEd has full service obligations through May 2008 and May 2010, respectively.

Delivery Service Rate Cases. In August 2005, ComEd filed a rate case with the ICC to comprehensively review its tariff and to adjust ComEd's rates for delivering electricity effective January 2007 (2005 Rate Case). In July 2006, the ICC issued its order in the 2005 Rate Case, approving a delivery services revenue increase of approximately $8 million of the $317 million proposed revenue increase requested by ComEd. The ICC subsequently granted, in part, requests for rehearing of ComEd and various other parties, and in December 2006, issued an order on rehearing that increased the amount previously approved by approximately $74 million for a total rate increase of $83 million. ComEd and various other parties have appealed the rate order to the courts, but the appeal is not yet resolved.

In October 2007, ComEd filed a request with the ICC seeking approval to increase its delivery service rates to reflect its continued investment in delivery service assets since rates were last determined (2007 Rate Case). ICC proceedings relating to the proposed delivery service rates will occur over a period of up to eleven months. If approved by the ICC, the total proposed increase of approximately $360 million in the net annual revenue requirement, which was based on a 2006 test year with estimated capital additions through the third quarter of 2008, would increase an average residential customer's total bill by approximately 7.7%.

Illinois Rate Design. In October 2007, the ICC-approved implementation of a revised rate design that changed the allocation of rates among customer groups effective December 1, 2007, but did not change the overall level of rates. The new rate design took effect December 1, 2007.

Procurement Related Proceedings. Beginning January 1, 2007, following the expiration of a PPA with Generation, ComEd began procuring electricity under supplier forward contracts with various suppliers, including Generation. The supplier forward contracts resulted from an ICC-approved "reverse-auction" competitive bidding process, which permitted recovery by ComEd of its electricity procurement costs from retail customers with no markup. A procurement auction for ComEd's entire load occurred in September 2006 and deliveries resulting from the auction began in January 2007. The energy price that resulted from the procurement auction is fixed until June 2008, at which time, approximately one-third of supply contracts entered as part of the procurement auction are scheduled to expire. The Settlement Legislation established a new competitive process which must be used by Illinois utilities for the procurement of electricity and also established the IPA. With the exception of the delivery period beginning in June 2008, the IPA will participate in the design of electricity supply portfolios for ComEd and will administer the new competitive process for ComEd to procure the electricity supply resources and renewable energy sources identified in its supply portfolio plans, all under the oversight of the ICC. In October 2007, ComEd filed a petition with the ICC seeking approval of an initial procurement plan to secure energy for retail electric customers for the period June 2008 through May 2009. On December 11, 2007, an administrative law judge (ALJ) issued a proposed order on the procurement plan, approving virtually every aspect of the proposal, with the exception of recommending an increase in the amount of power ComEd should procure through block purchases in July and August for peak periods (Proposed Order). On December 19, 2007, the ICC approved the Proposed Order. The procurement plan and the spot market purchases discussed below will be used to effectively replace the auction contracts scheduled to expire on May 31, 2008 to meet the power and other ancillary services requirements of ComEd's customers for the period June 2008 through May 2009. In May 2009, another one-third of existing auction contracts will expire and any additional electricity required to meet the needs of ComEd's customers will be acquired through the new competitive process administered by the IPA.

Under the Settlement Legislation, electric utilities are required to use cost-effective energy efficiency resources to meet incremental annual program energy savings goals and must implement cost-effective demand response measures to reduce peak demand each year for eligible retail customers. In November 2007, pursuant to these requirements, ComEd filed its initial Energy Efficiency and Demand Response Plan with the ICC and expects an ICC order to be issued on the filing in the first quarter of 2008. This plan begins in June 2008, and is designed to meet the Settlement Legislation's energy efficiency and demand response goals for an initial three-year period, including reductions in delivered energy and in the peak demand of ComEd's customers.

In addition to the procurement plan, ComEd will purchase energy on the spot market to meet the needs of its customers. To fulfill another requirement of the settlement that gave rise to the Settlement Legislation, and in advance of the creation of the IPA, ComEd and Generation entered into a five-year financial swap contract that became effective in August 2007. This contract effectively hedges a significant portion of ComEd's spot market purchases. The effect of the swap is to cause ComEd to pay fixed prices and Generation to pay market prices for a portion of ComEd's electricity supply requirements. The financial swap contract is designed to dovetail with ComEd's remaining supplier forward contracts for energy, increasing in volume as those contracts expire. See Note 4 of the Combined Notes to Consolidated Financial Statements for further detail.

Other. Illinois law provides that an electric utility, such as ComEd, will be liable for actual damages suffered by customers in the event of a continuous electricity outage of four hours or more affecting 30,000 or more customers and provides for reimbursement of governmental emergency and contingency expenses incurred in connection with any such outage. Recovery of consequential damages is barred and the affected utility may seek relief from these provisions from the ICC when the utility can show that the cause of the outage was unpreventable due to weather events or conditions, customer tampering or third-party causes. During the years 2007, 2006 and 2005, ComEd does not believe that it had any outages that triggered the reimbursement requirement.

Construction Budget

ComEd's business is capital intensive and requires significant investments primarily in energy transmission and distribution facilities. ComEd's most recent estimate of capital expenditures for electric plant additions and improvements for 2008 are $1,003 million.

PECO

PECO is engaged principally in the purchase and regulated retail sale of electricity and the provision of transmission and distribution services to residential, commercial and industrial customers in southeastern Pennsylvania, including the City of Philadelphia, as well as the purchase and regulated retail sale of natural gas and the provision of distribution services to residential, commercial and industrial customers in the Pennsylvania counties surrounding the City of Philadelphia. PECO is subject to regulation by the PAPUC as to electric and gas rates and service, the issuances of certain securities and certain other aspects of PECO's operations. PECO is also subject to regulation by FERC as to transmission rates and certain other aspects of PECO's business.

PECO's combined electric and natural gas retail service territory has an area of approximately 2,100 square miles and an estimated population of 3.8 million. PECO provides electric delivery service in an area of approximately 2,000 square miles, with a population of approximately 3.7 million, including 1.5 million in the City of Philadelphia. Natural gas service is supplied in an area of approximately 1,900 square miles in southeastern Pennsylvania adjacent to the City of Philadelphia, with a population of approximately 2.3 million. PECO delivers electricity to approximately 1.6 million customers and natural gas to approximately 480,000 customers.

PECO has the necessary authorizations to furnish regulated electric and natural gas service in the various municipalities or territories in which it now supplies such services. PECO's authorizations consist of charter rights and certificates of public convenience issued by the PAPUC and/or "grandfathered rights," which are rights generally unlimited as to time and generally exclusive from competition from other electric and natural gas utilities. In a few defined municipalities, PECO's natural gas service territory authorizations overlap with that of another natural gas utility but PECO does not consider those situations as posing a material competitive or financial threat.

PECO's kWh sales and load of electricity are generally higher during the summer periods and winter periods, when temperature extremes create demand for either summer cooling or winter heating. PECO's highest peak load occurred on August 3, 2006 and was 8,932 MWs; its highest peak load during a winter season occurred on December 20, 2004 and was 6,838 MWs.

PECO's gas sales are generally higher during the winter periods when cold temperatures create demand for winter heating. PECO's highest daily gas send out occurred on January 17, 2000 and was 718 million cubic feet (mmcf).

Retail Electric Services

Electric utility restructuring legislation was adopted in Pennsylvania in December 1996. Pennsylvania permits competition by competitive electric generation suppliers for the supply of retail electricity while transmission and distribution service remains regulated. The legislation and related regulatory orders allowed customers to choose a competitive electric generation supplier; required rate reductions and imposed freezes or caps on rates during a transition period following the adoption of the legislation; and allowed the collection of CTCs from customers to recover a portion of the costs that might not otherwise be recovered in a competitive market (stranded costs) during the transition period. The PECO transition period ends on December 31, 2010.

Under the Pennsylvania Electricity Generation Customer Choice and Competition Act (Competition Act), all of PECO's retail electric customers have the right to choose their generation suppliers. At December 31, 2007, less than 1% of each of PECO's residential and large commercial and industrial loads and 8% of its small commercial and industrial load were purchasing generation service from competitive electric generation suppliers. Customers who purchase electricity from a competitive electric generation supplier continue to pay a delivery charge and CTC to PECO. In addition to retail competition for generation services, PECO's 1998 settlement of its restructuring case (1998 restructuring settlement) mandated by the Competition Act established caps on generation, transmission and distribution rates. The 1998 restructuring settlement also authorized PECO to recover $5.3 billion of stranded costs and to securitize up to $4.0 billion of its stranded cost recovery, which was subsequently increased to $5.0 billion.

Under the 1998 restructuring settlement, PECO's electric distribution and transmission rates were capped through June 30, 2005 at the level in effect on December 31, 1996. Generation rates, consisting of the charge for stranded cost recovery and a shopping credit or capacity and energy charge, are capped through December 31, 2010. In 2007, the generation rate cap increased to $0.0801 per kWh, where it will remain through 2010. The rate caps are subject to limited exceptions, including significant increases in Federal or state taxes or other significant changes in law or regulations that would not allow PECO to earn a fair rate of return. Under the settlement agreement entered into by PECO in 2000 relating to the PAPUC's approval of the merger between PECO, Unicom Corporation (Unicom), the former parent company of ComEd, and Exelon (PECO/Unicom Merger), PECO agreed to $200 million in aggregate rate reductions for all customers over the period January 1, 2002 through December 31, 2005 and extended the rate cap on distribution and transmission rates through December 31, 2006. PECO's transmission and distribution rates continue in effect until PECO files a rate case or there is some other specific regulatory action to adjust the rates. There are no current proceedings to do so.

As a mechanism for utilities to recover allowed stranded costs, the Competition Act provides for the imposition and collection of non-bypassable CTCs on customers' bills. CTCs are assessed to and collected from all retail customers who have been assigned stranded cost responsibility and access the utility's transmission and distribution systems. As the transition charges are based on access to the utility's transmission and distribution system, they are assessed regardless of whether the customer purchases electricity from the utility or a competitive electric generation supplier. The Competition Act provides, however, that the utility's right to collect CTCs is contingent on the continued operation, at reasonable availability levels, of the assets for which the stranded costs were awarded, except where continued operation is no longer cost efficient because of the transition to a competitive market.

As mentioned above, PECO has been authorized by the PAPUC to recover stranded costs of $5.3 billion over a twelve-year period ending December 31, 2010, with a return on the unamortized balance of 10.75%. At December 31, 2007, the unamortized balance of PECO's stranded costs, or CTC regulatory asset, was approximately $2.4 billion. The following table shows PECO's allowed recovery of stranded costs, and amortization of the associated regulatory asset, for the years 2008 through 2010 as authorized by the PAPUC based on the level of transition charges established in the settlement of PECO's restructuring case and the projected annual retail sales in PECO's service territory. Recovery of CTCs for stranded costs and PECO's allowed return on its recovery of stranded costs are included in revenues. To the extent the actual recoveries of CTCs in any one year differ from the authorized amount set forth below, an annual reconciliation adjustment to the CTC rates is made to increase or decrease the subsequent year's collections accordingly, except during 2010, in which the reconciling adjustments are made quarterly or monthly as needed.

Year (in millions)	Estimated CTC Revenue	Estimated Stranded Cost Amortization
2008	$917	$697
2009	924	783
2010	932	883

PECO has a PPA with Generation under which PECO obtains substantially all of its electric supply from Generation through 2010. The price for this electricity is essentially equal to the energy revenues earned from customers as specified by PECO's 1998 restructuring settlement mandated by the Competition Act. Subsequent to 2010, PECO expects to procure all of its supply from market sources, which could include Generation.

Default Service Regulations. Under Pennsylvania law, PECO is required to provide generation services to customers who do not or cannot choose a competitive electric generation supplier or who choose to return to the utility after taking service from a competitive electric generation supplier. These requirements are referred to as default service regulations. In May 2007, the PAPUC adopted final default service regulations, an accompanying policy statement, and a price mitigation policy statement. The final default service regulations became effective on September 15, 2007. See Note 4 of the Combined Notes to Consolidated Financial Statements for additional information.

Pennsylvania Regulatory Matters. In 2007, the Pennsylvania Governor announced an Energy Independence Strategy that addresses the impact of electricity price increases in Pennsylvania and other initiatives on the Pennsylvania Governor's environmental agenda. The Energy Independence Strategy includes measures that would, among other things, phase-in increased electricity rates following the expiration of rate caps, require the installation and use of advanced metering technology and establish an Energy Independence Fund to spur the development of a biofuels industry in

Pennsylvania and promote the advancement of energy efficiency and renewable energy initiatives. As of February 7, 2008, no portion of the Governor's environmental agenda has been enacted into law. See Note 4 of the Combined Notes to Consolidated Financial Statements for additional information.

Alternative Energy Portfolio Standards Act. In November 2004, Pennsylvania adopted Act 213, the Alternative Energy Portfolio Standards Act of 2004 (AEPS Act). The AEPS Act mandates that beginning in 2007, or at the end of an electric distribution company's transition period during which CTCs are being recovered, certain percentages of electric energy sold by an electric distribution company or electric generation supplier to Pennsylvania retail electric customers must come from certain alternative energy resources. On December 20, 2007, the PAPUC approved PECO's plan to acquire up to 240 MWs of alternative energy credits per year for a five-year term. See "Environmental Regulation—Renewable and Alternative Energy Portfolio Standards" section within ITEM 1. Business of Exelon's 2007 10-K for additional information.

Natural Gas

PECO's natural gas sales and transportation revenues are derived pursuant to rates regulated by the PAPUC. PECO's purchased natural gas cost rates, which represent a portion of total rates, are subject to quarterly adjustments designed to recover or refund the difference between the actual cost of purchased natural gas and the amount included in rates. PECO's natural gas distribution base rates for recovery of costs other than purchased natural gas costs will continue in effect until PECO files a rate case or there is some other specific regulatory action to adjust the rates.

PECO's natural gas customers have the right to choose their natural gas suppliers or to purchase their gas supply from PECO at cost. Approximately 30% of PECO's current total yearly throughput is provided by gas suppliers other than PECO and is related primarily to the supply of PECO's large commercial and industrial customers. Natural gas transportation service provided to customers by PECO remains subject to rate regulation. PECO also provides billing, metering, installation, maintenance and emergency response services.

PECO's natural gas supply is provided by purchases from a number of suppliers for terms of up to two years. These purchases are delivered under long-term firm transportation contracts. PECO's aggregate annual firm supply under these firm transportation contracts is 43 million dekatherms. Peak natural gas is provided by PECO's liquefied natural gas (LNG) facility and propane-air plant. PECO also has under contract 23 million dekatherms of underground storage through service agreements. Natural gas from underground storage represents approximately 34% of PECO's 2007-2008 heating season planned supplies.

Construction Budget

PECO's business is capital intensive and requires significant investments primarily in energy transmission and distribution facilities. PECO's most recent estimate of capital expenditures for plant additions and improvements for 2008 is $394 million.

ComEd and PECO

Transmission Services

ComEd and PECO provide unbundled retail transmission service under rates established by FERC. FERC has used its regulation of transmission to encourage competition for wholesale generation services and the development of regional structures to facilitate regional wholesale markets. Under FERC's open access transmission policy promulgated in Order No. 888, ComEd and PECO, as owners of transmission facilities, are required to provide open access to their transmission facilities under filed tariffs at cost-based rates. Under FERC's Order Nos. 889 and 2004, ComEd and PECO are required to comply with FERC's Standards of Conduct regulation, as amended, governing the communication of non-public information between the transmission owner's employees and wholesale merchant employees or the employees of any energy affiliate of the transmission owner.

PJM is the independent system operator and the FERC-approved RTO for the Mid-Atlantic and Midwest regions. PJM is the transmission provider under, and the administrator of, the PJM Open Access Transmission Tariff (PJM Tariff), operates the PJM energy, capacity and other markets, and, through central dispatch, controls the day-to-day operations of the bulk power system for the PJM region. ComEd and PECO are members of PJM and provide regional transmission service pursuant to the PJM Tariff. ComEd, PECO and the other transmission owners in PJM have turned over control of their transmission facilities to PJM, and their transmission systems are currently under the dispatch control of PJM. Under the PJM Tariff, transmission service is provided on a region-wide, open-access basis using the transmission facilities of the PJM members at rates based on the costs of transmission service.

In March 2007, ComEd filed a request with FERC seeking approval to update its transmission rates and change the manner in which ComEd's transmission rates are determined from fixed rates to a formula rate. Those matters were resolved in a settlement agreement that was certified by a Settlement Judge in October 2007 and approved by FERC on January 18, 2008. See Note 4 of the Combined Notes to Consolidated Financial Statements for further detail.

In November 2004, FERC issued two orders authorizing ComEd and PECO to recover amounts for a limited time during a specified transitional period as a result of the elimination of through and out (T&O) rates for transmission service scheduled out of or across their respective transmission systems and ending within pre-expansion territories of PJM or MISO. The new rates, known as Seams Elimination Charge/Cost Adjustment/Assignment (SECA), were collected from load-serving entities and paid to transmission owners within PJM and MISO over a transitional period from December 1, 2004 through March 31, 2006, subject to refund, surcharge and hearing. A hearing was held in May 2006 and the ALJ issued an initial decision in August 2006 finding that the transmission owners overstated their lost revenues in their compliance filings and the SECA rate design was flawed. Additionally, the ALJ recommended that the transmission owners should be ordered to refile their respective compliance filings related to SECA rates. ComEd and PECO filed exceptions to the initial decision and FERC, on review, will determine whether or not to accept the ALJ's recommendation. There is no scheduled date for FERC to act on this matter. Separately, settlements have been reached by ComEd and PECO with various parties and by other transmission owners. FERC has approved several of these settlements while others are still awaiting FERC approval. Management of both ComEd and PECO believes that appropriate reserves have been established for the estimated portion of SECA collections that may be required to be refunded. See Note 4 of the Combined Notes to Consolidated Financial Statements for further detail.

On May 31, 2005, FERC issued an order creating an evidentiary hearing process to examine the existing PJM transmission rate design. A number of parties proposed the replacement of that rate design, in which customers in a zone pay a transmission rate based on the cost of transmission facilities in that zone, with several variations including a postage stamp rate design across PJM in which a single, uniform charge would be applied based on the costs of all transmission facilities within PJM wherever located. On July 13, 2006, the ALJ in the case issued an Initial Decision that recommended that FERC implement the postage stamp rate, effective as of April 1, 2006, but also allowed for the potential to phase in rate changes. On April 19, 2007, FERC issued its order on review of the ALJ's decision. FERC held that PJM's current rate design for existing facilities is just and reasonable and should not be changed. That is consistent with Exelon's position in the case. FERC also held that the costs of new facilities should be allocated under a different rate design. FERC held that the costs of new 500 kilovolts (kV) and above facilities should be socialized across the entire PJM footprint and that the costs of new less than 500 kV facilities should be allocated to the beneficiaries of the new facilities. FERC stated that PJM's stakeholders should develop a standard method for allocating the costs of new transmission facilities lower than 500 kV. FERC's decision on existing facilities does not change existing costs, which is substantially more favorable to Exelon than the ALJ's decision on existing facilities. In the short term, based on new transmission facilities approved by PJM, it is likely that allocating the costs of new 500 kV facilities across PJM will increase costs to ComEd and reduce costs to PECO, as compared to the allocation methodology in effect before the FERC order. ComEd and PECO cannot estimate the longer-term impact on either company's results of operations and cash flows, because of the uncertainties relating to what new facilities will be built and how the costs of new facilities less than 500 kV will be allocated. On May 21, 2007, Exelon and other parties filed requests for rehearing of FERC's April 19, 2007 order: Exelon, on behalf of ComEd, PECO, and Generation, filed for rehearing solely on the issue of socialization of the costs of new facilities 500kV and above. On January 31, 2008, FERC denied rehearing on all issues. FERC's decision may be subject to review in the United States Court of Appeals.

On August 1, 2007, ComEd, PECO and several other transmission owners in PJM and the MISO, as directed by a FERC order issued November 18, 2004, filed with FERC to continue the existing transmission rate design between PJM and MISO. On August 22, 2007, additional transmission owners and certain other entities filed protests urging FERC to reject the filing. On January 31, 2008, FERC accepted the filing. FERC's decision may be subject to requests for rehearing and to review in the United States Court of Appeals. On September 17, 2007, a complaint was filed at FERC asking FERC to find that the PJM-MISO rate design was unjust and unreasonable and to substitute a rate design that socializes the costs of all existing and new transmission facilities across PJM and MISO. ComEd and PECO filed a response in October 2007 stating that FERC should dismiss the complaint without a hearing. On January 31, 2008, FERC denied the complaint. FERC's decision may be subject to requests for rehearing and to review in the United States Court of Appeals. This matter remains pending.

(Dollars in millions except per share data, unless otherwise noted)

MARKET FOR OUR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Exelon's common stock is listed on the New York Stock Exchange. As of January 31, 2008, there were 661,220,392 shares of common stock outstanding and approximately 143,410 record holders of common stock.

The following table presents the New York Stock Exchange—Composite Common Stock Prices and dividends by quarter on a per share basis:

	2007				2006			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
High price	$86.83	$82.60	$79.38	$72.31	$63.62	$61.98	$58.86	$59.90
Low price	73.76	64.73	68.67	58.74	57.83	56.74	51.13	52.79
Close	81.64	75.36	72.60	68.71	61.89	60.54	56.83	52.90
Dividends	0.440	0.440	0.440	0.440	0.400	0.400	0.400	0.400

The attached table gives information on a monthly basis regarding purchases made by Exelon of its common stock during the fourth quarter of 2007.

Period	Total Number of Shares Purchased (a)	Average Price Paid per Share	Total Number of Shares Purchased As Part of Publicly Announced Plans or Programs (b)	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
October 1—October 31, 2007	6,151	$76.41	—	(b)
November 1—November 30, 2007	6,711	82.31	—	(b)
Total	12,862	79.49	—	(b)

(a) Shares other than those purchased as a part of a publicly announced plan primarily represent restricted shares surrendered by employees to satisfy tax obligations arising upon the vesting of restricted shares.

(b) In April 2004, Exelon's Board of Directors approved a discretionary share repurchase program that allows Exelon to repurchase shares of its common stock on a periodic basis in the open market. The share repurchase program is intended to mitigate, in part, the dilutive effect of shares issued under Exelon's employee stock option plan and Exelon's Employee Stock Purchase Plan (ESPP). The aggregate shares of common stock repurchased pursuant to the program cannot exceed the economic benefit received after January 1, 2004 due to stock option exercises and share purchases pursuant to Exelon's ESPP. The economic benefit consists of direct cash proceeds from purchases of stock and tax benefits associated with exercises of stock options. The 2004 share repurchase program has no specified limit and no specified termination date.

In addition, on August 31, 2007, Exelon's Board of Directors approved a share repurchase program for up to $1.25 billion of Exelon's outstanding common stock. As part of its value return policy, Exelon uses share repurchases from time to time to return cash or balance sheet capacity to Exelon shareholders after funding maintenance capital and other commitments and in the absence of higher value-added growth opportunities. The related accelerated share repurchase agreement includes a pricing collar, which establishes a minimum and maximum number of shares that can be repurchased.

On December 19, 2007, Exelon's Board of Directors authorized a new share repurchase program of up to $500 million of Exelon's outstanding common stock.

See Note 17 of the Combined Notes to Consolidated Financial Statements for further information regarding Exelon's share repurchase programs.

Stock Performance Graph

The performance graph below illustrates a five year comparison of cumulative total returns based on an initial investment of $100 in Exelon Corporation common stock, as compared with the S&P 500 Stock Index and the S&P Utility Index for the period 2002 through 2007.

This performance chart assumes:

- $100 invested on December 31, 2002 in Exelon Corporation common stock, in the S&P 500 Stock Index and in the S&P Utility Index; and
- All dividends are reinvested.



Comparison of Five-Year Cumulative Return
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Exelon Corporation
S&P 500
S&P Utilities

	Value of Investment at December 31,					
	2002	2003	2004	2005	2006	2007
Exelon Corporation	$100.00	$129.85	$178.35	$221.91	$265.68	$358.84
S&P 500	$100.00	$128.63	$142.58	$149.57	$173.14	$182.63
S&P Utilities	$100.00	$126.00	$156.42	$182.55	$220.82	$263.52

Dividends

Under applicable Federal law, Generation, ComEd and PECO can pay dividends only from retained, undistributed or current earnings. A significant loss recorded at Generation, ComEd or PECO may limit the dividends that these companies can distribute to Exelon.

The Federal Power Act declares it to be unlawful for any officer or director of any public utility "to participate in the making or paying of any dividends of such public utility from any funds properly included in capital account." What constitutes "funds properly included in capital account" is undefined in the Federal Power Act or the related regulations; however, FERC has consistently interpreted the provision to allow dividends to be paid as long as (1) the source of the dividends is clearly disclosed, (2) the dividend is not excessive and (3) there is no self-dealing on the part of corporate officials. While these restrictions may limit the absolute amount of dividends that a particular subsidiary may pay, Exelon does not believe these limitations are materially limiting because, under these limitations, the subsidiaries are allowed to pay dividends sufficient to meet Exelon's actual cash needs.

Under Illinois law, ComEd may not pay any dividend on its stock unless, among other things, "[its] earnings and earned surplus are sufficient to declare and pay same after provision is made for reasonable and proper reserves," or unless it has specific authorization from the ICC. ComEd has also agreed in connection with financings arranged through ComEd Financing II and ComEd Financing III (the Financing Trusts) that it will not declare dividends on any shares of its capital stock in the event that: (1) it exercises its right to extend the interest payment periods on the subordinated debt securities issued to the Financing Trusts; (2) it defaults on its guarantee of the payment of distributions on the preferred trust securities of the Financing Trusts; or (3) an event of default occurs under the Indenture under which the subordinated debt securities are issued.

PECO's Articles of Incorporation prohibit payment of any dividend on, or other distribution to the holders of, common stock if, after giving effect thereto, the capital of PECO represented by its common stock together with its retained earnings is, in the aggregate, less than the involuntary liquidating value of its then outstanding preferred stock. At December 31, 2007, such capital was $2.8 billion and amounted to about 32 times the liquidating value of the outstanding preferred stock of $87 million.

PECO may not declare dividends on any shares of its capital stock in the event that: (1) it exercises its right to extend the interest payment periods on the subordinated debentures which were issued to PECO Energy Capital, L.P. (PEC L.P.) or PECO Energy Capital Trust IV (PECO Trust IV); (2) it defaults on its guarantee of the payment of distributions on the Series D Preferred Securities of PEC L.P. or the preferred trust securities of PECO Trust IV; or (3) an event of default occurs under the Indenture under which the subordinated debentures are issued.

At December 31, 2007, Exelon had retained earnings of $4.9 billion, including Generation's undistributed earnings of $1,429 million, ComEd's retained deficit of $(29) million consisting of an unappropriated retained deficit of $(1,639) million, partially offset by $1,610 million of retained earnings appropriated for future dividends and PECO's retained earnings of $548 million.

The following table sets forth Exelon's quarterly cash dividends per share paid during 2007 and 2006:

	2007				2006			
(per share)	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Exelon	$0.440	$0.440	$0.440	$0.440	$0.400	$0.400	$0.400	$0.400

The following table sets forth Generation's quarterly distributions and PECO's quarterly common dividend payments:

	2007				2006			
(in millions)	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Generation	$261	$1,431	$370	$295	$165	$122	$157	$165
PECO	108	178	121	155	134	117	135	116

On December 19, 2007, the Exelon Board of Directors declared a regular quarterly dividend of $0.50 per share on Exelon's common stock. The dividend is payable on March 10, 2008 to shareholders of record of Exelon at the end of the day on February 15, 2008. This dividend declaration was made by the Exelon Board of Directors under a value return policy that established a base dividend that Exelon expects will grow modestly over time. The value return policy contemplates the use of share repurchases from time to time, when authorized by the Board of Directors, to return cash or balance sheet capacity to Exelon shareholders after funding maintenance capital and other commitments and in the absence of higher value-added growth opportunities.

During 2007 and 2006, ComEd did not pay a dividend. This decision by the ComEd Board of Directors not to declare a dividend was the result of several factors, including ComEd's need for a rate increase to cover existing costs and anticipated levels of future capital expenditures as well as the continued uncertainty related to ComEd's regulatory filings as discussed in Note 4 of the Combined Notes to Consolidated Financial Statements. ComEd's Board of Directors will assess ComEd's ability to pay a dividend after 2007.

SELECTED FINANCIAL DATA

The selected financial data presented below has been derived from the audited consolidated financial statements of Exelon. This data is qualified in its entirety by reference to and should be read in conjunction with Exelon's Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operation included in this Financial Information supplement.

in millions, except for per share data	For the Years Ended December 31, 2007	2006	2005	2004	2003
Statement of Operations data:					
Operating revenues	$18,916	$15,655	$15,357	$14,133	$15,148
Operating income	4,668	3,521	2,724	3,499	2,409
Income from continuing operations	$ 2,726	$ 1,590	$ 951	$ 1,870	$ 892
Income (loss) from discontinued operations	10	2	14	(29)	(99)
Income before cumulative effect of changes in accounting principles	2,736	1,592	965	1,841	793
Cumulative effect of changes in accounting principles (net of income taxes)	—	—	(42)	23	112
Net income [(a), (b)]	$ 2,736	$ 1,592	$ 923	$ 1,864	$ 905
Earnings per average common share (diluted):					
Income from continuing operations	$ 4.03	$ 2.35	$ 1.40	$ 2.79	$ 1.36
Income (loss) from discontinued operations	0.02	—	0.02	(0.04)	(0.15)
Cumulative effect of changes in accounting principles (net of income taxes)	—	—	(0.06)	0.03	0.17
Net income	$ 4.05	$ 2.35	$ 1.36	$ 2.78	$ 1.38
Dividends per common share	$ 1.76	$ 1.60	$ 1.60	$ 1.26	$ 0.96
Average shares of common stock outstanding—diluted	676	676	676	669	657

(a) The changes between 2007 and 2006; 2006 and 2005; and 2005 and 2004 were primarily due to the impact of the goodwill impairment charges of $776 million and $1.2 billion in 2006 and 2005, respectively.

(b) Change between 2004 and 2003 was primarily due to the impairment of Boston Generating, LLC long-lived assets of $945 million in 2003.

in millions	December 31, 2007	2006	2005	2004	2003
Balance Sheet data:					
Current assets	$ 5,051	$ 4,992	$ 4,637	$ 3,880	$ 4,524
Property, plant and equipment, net	24,153	22,775	21,981	21,482	20,630
Noncurrent regulatory assets	5,133	5,808	4,734	5,076	5,564
Goodwill [(a)]	2,625	2,694	3,475	4,705	4,719
Other deferred debits and other assets	8,932	8,050	7,970	7,867	6,800
Total assets	$45,894	$44,319	$42,797	$43,010	$42,237
Current liabilities	$ 5,995	$ 5,795	$ 6,563	$ 4,836	$ 5,683
Long-term debt, including long-term debt to financing trusts	11,965	11,911	11,760	12,148	13,489
Noncurrent regulatory liabilities	3,301	3,025	2,518	2,490	2,229
Other deferred credits and other liabilities	14,409	13,494	12,743	13,918	12,246
Minority interest	—	—	1	42	—
Preferred securities of subsidiary	87	87	87	87	87
Shareholders' equity	10,137	10,007	9,125	9,489	8,503
Total liabilities and shareholders' equity	$45,894	$44,319	$42,797	$43,010	$42,237

(a) The changes between 2006 and 2005 and between 2005 and 2004 were primarily due to the impact of the goodwill impairment charge of $776 million and $1.2 billion in 2006 and 2005, respectively.

Exelon

General

Exelon is a utility services holding company. It operates through subsidiaries in the following operating segments:

- ***Generation***, whose business consists of its owned and contracted electric generating facilities, its wholesale energy marketing operations and competitive retail sales operations.
- ***ComEd***, whose business consists of the purchase and regulated retail and wholesale sale of electricity and the provision of distribution and transmission services to retail customers in northern Illinois, including the City of Chicago.
- ***PECO***, whose business consists of the purchase and regulated retail sale of electricity and the provision of distribution and transmission services to retail customers in southeastern Pennsylvania, including the City of Philadelphia, as well as the purchase and regulated retail sale of natural gas and the provision of distribution services to retail customers in the Pennsylvania counties surrounding the City of Philadelphia.

See Note 21 of the Combined Notes to Consolidated Financial Statements for further segment information.

Exelon's corporate operations, some of which are performed through its business services subsidiary, BSC, provide Exelon's business segments with a variety of support services at cost. The costs of these services are directly charged or allocated to the applicable business segments. Additionally, the results of Exelon's corporate operations include costs for corporate governance and interest costs and income from various investment and financing activities.

Exelon Corporation

Executive Overview

Financial Results. Exelon's net income was $2,736 million in 2007 as compared to $1,592 million in 2006 and diluted earnings per average common share were $4.05 for 2007 as compared to $2.35 for 2006. The increase in net income was primarily due to the following:

- the impact of a $776 million impairment charge in 2006 associated with ComEd's goodwill;
- higher average margins on Generation's wholesale market sales primarily due to the end of the below-market price PPA with ComEd at the end of 2006;
- increased transmission revenues at ComEd;
- increased rates for delivery services at ComEd;
- favorable weather conditions in the ComEd and PECO service territories;
- increased delivery volume, excluding the effects of weather, at ComEd and PECO;
- income associated with the termination of Generation's PPA with State Line Energy, L.L.C. (State Line);
- gains realized on decommissioning trust fund investments related to changes in the investment strategy;
- favorable income tax benefit associated with Exelon's method of capitalizing overhead costs; and
- the impact of a charge in 2006 associated with the termination of the proposed merger with PSEG.

The factors driving the overall increase in net income were partially offset by the following:

- decreased energy margins (operating revenues net of purchased power expense) at ComEd due to the end of the regulatory transition period;
- increased mark-to-market losses on contracts not yet settled;
- the impact of the Illinois Settlement Legislation described below;
- increased nuclear decommissioning-related activity;
- the impact of inflationary cost pressures;
- increased amortization expense, primarily related to scheduled CTC amortization at PECO;
- a charitable contribution of $50 million to the Exelon Foundation;
- a charge associated with Generation's tolling agreement with Georgia Power related to the contract with Tenaska Georgia Partners, LP (Tenaska); and
- the impact of a benefit in 2006 of approximately $288 million to recover certain costs allowed by the Illinois Commerce Commission (ICC) rate orders.

Financing Activities. During 2007, Exelon met its capital resource requirements primarily with internally generated cash as well as funds from external sources, including the capital markets, and through bank borrowings. During 2007, Generation, ComEd and PECO issued $746 million, $725 million and $175 million, respectively, of long-term debt. In addition, during 2007, ComEd borrowed $370 million under its credit facilities and repaid all outstanding commercial paper. See Note 11 of the Combined Notes to Consolidated Financial Statements for further information on the Registrants' debt and credit facilities.

On September 4, 2007, Exelon entered into agreements with two investment banks to repurchase a total of $1.25 billion of Exelon's common shares under an accelerated share repurchase arrangement. In September 2007, Exelon received 15.1 million shares in accordance with the accelerated share repurchase agreements, which were recorded as treasury stock, at cost, for $1.17 billion. On December 19, 2007, Exelon's Board of Directors authorized a new share repurchase program of up to $500 million of Exelon's outstanding common stock. This new program is in addition to the $1.25 billion share repurchase executed in September 2007. See Note 17 of the Combined Notes to Consolidated Financial Statements for further information.

On December 19, 2007, the Exelon Board of Directors declared a quarterly dividend of $0.50 per share on Exelon's common stock. This dividend declaration was made by the Exelon Board of Directors under a value return policy that established a base dividend that Exelon expects will grow modestly over time.

The Registrants performed an assessment during the fourth quarter of 2007 to determine the impact, if any, of recent market developments, including a series of rating agency downgrades of subprime U.S. mortgage-related assets. The Registrants believe that the fair value of their investments, their ability to access liquidity in the market at reasonable rates, their ability to dispose of assets or liabilities as needed to meet financial obligations, and their counterparties' creditworthiness will not be significantly affected by the subprime credit crisis.

Regulatory and Environmental Developments. The following significant regulatory and environmental developments occurred during 2007. See Notes 4 and 19 of the Combined Notes to Consolidated Financial Statements for further information.

- Illinois Settlement Legislation and Related Proceedings—In July 2007, ComEd and Generation were party to an agreement (Settlement) that concluded discussions of measures to address concerns about higher electric bills in Illinois since the end of the rate freeze transition period on December 31, 2006. The Settlement did not include rate freeze, generation tax or other legislation that would be harmful to consumers of electricity, electric utilities, generators of electricity and the State of Illinois. Legislation implementing the settlement (Settlement Legislation) was signed into law in August 2007 by the Governor of Illinois.

Under the Settlement Legislation, Illinois electric utilities, their affiliates, and generators of electricity in Illinois will make voluntary contributions of approximately $1 billion over a period of four years to programs that will provide rate relief to Illinois electricity customers and partial funding for the IPA. Generation and ComEd committed to contributing an aggregate of over $800 million to rate relief programs and funding for the IPA. ComEd continues to execute upon its $64 million rate relief package announced earlier in 2007 whereby contributions to rate relief programs of approximately $41 million were made in 2007. Generation will contribute an aggregate of $747 million, of which $435 million will be available to pay ComEd for rate relief programs for ComEd customers, and $307.5 million will be available for rate relief programs for customers of other Illinois utilities and $4.5 million will be available for partial funding of the IPA. ComEd, Generation, and the Attorney General of the State of Illinois (Illinois Attorney General) also entered into a release and settlement agreement releasing and dismissing with prejudice all litigation, claims and regulatory proceedings and appeals related to the procurement of power, including ICC and FERC proceedings. Additionally, in the event that legislation is enacted prior to August 1, 2011 that would freeze or reduce electric rates or impose a generation tax on any party to the Settlement, the Settlement provides for the contributors to the rate relief funds to terminate their funding commitments and recover any undisbursed funds set aside for rate relief.

In addition to creating the IPA, the Settlement Legislation established a new competitive process that Illinois utilities will be required to use for the procurement of electricity supply resources and for the implementation of defined levels of cost-effective renewable energy resources. The IPA will participate in the design of electricity supply portfolios for ComEd and will administer the new competitive process to procure the electricity supply resources and renewable energy resources identified in the supply portfolio plans, all under the oversight of the ICC. This process will take place for all future delivery periods with the exception of the delivery period starting in June 2008 in which a ComEd-developed plan approved by the ICC would be administered. In October 2007, ComEd filed a petition with the ICC seeking approval of an initial procurement plan. The procurement plan and the spot market purchases discussed below will be used to secure power and other ancillary services for retail electric customers for the period June 2008 through May 2009. An ALJ issued a Proposed Order on December 11, 2007, approving virtually every aspect of the proposal. On December 19, 2007, the ICC approved the Proposed Order. In addition to the procurement plan, ComEd will purchase energy on the spot market to meet the needs of its customers. Additionally, to fulfill a requirement of the Settlement, ComEd and Generation entered into a five-year financial swap contract whereby ComEd will pay fixed prices and Generation will pay a market price for a portion of ComEd's electricity supply requirement. This contract effectively hedges a significant portion of ComEd's spot market purchases. The financial swap contract became effective upon the enactment of the Settlement Legislation. The Settlement Legislation deems this arrangement prudent and thereby ensures that ComEd will be entitled to receive full recovery of its costs in its rates.

The Settlement Legislation further requires that electric utilities use cost-effective energy efficiency and demand response resources to meet incremental annual goals. In November 2007, ComEd filed its initial Energy Efficiency and Demand Response Plan with the ICC and expects an ICC order to be issued on the filing during the first quarter of 2008. This plan begins on June 1, 2008 and is designed to meet the Settlement Legislation's energy efficiency and demand response goals for an initial three-year period, including reductions in delivered energy and in ComEd's supply customers' peak demand. If targets are met, ComEd customers would reduce their electricity consumption by a cumulative amount of approximately 1.2 million MWh at the end of the three years. Savings on customers' bills is expected to pay for the cost of implementing the programs and produce additional net savings of more than $155 million over the lifetime of the programs. Once implemented, the programs would place ComEd among the top three utilities in the nation in terms of annual electricity savings achieved through energy efficiency.

The Settlement Legislation also declared that the 400 kW and above customer classes of ComEd are competitive. On October 11, 2007, the ICC granted a request made by ComEd by declaring that customer classes with demands of 100 kW or greater but less than 400 kW are competitive, effective on November 11, 2007. Consequently, after the expiration of a three-year transitional period, ComEd will have a POLR obligation only for those customers with demand of less than 100 kW who have not chosen a competitive electric generation supplier.

Other provisions in the Settlement Legislation extend the ability of utilities to engage in divestiture and other restructuring transactions, after only having to make an informational filing at the ICC, and ensure that until at least June 30, 2022, the state will not prohibit an electric utility from maintaining its membership in a FERC-approved regional transmission organization chosen by the utility.

- Illinois Procurement Proceedings—On March 28, 2007 and March 30, 2007, class action suits were filed in Illinois state court against ComEd and Generation as well as the other suppliers in the Illinois procurement auction that occurred in September 2006. The suits claimed that the suppliers manipulated the auction and that the resulting wholesale prices were unlawfully high. On December 21, 2007, a United States District Court granted the defendants' motions to dismiss both cases and the time to appeal that order has expired.

- Delivery Service Rate Case—On October 17, 2007, ComEd filed a request with the ICC seeking approval to increase its delivery service rates to reflect its continued investment in delivery service assets since rates were last determined. If approved by the ICC, the total proposed increase of approximately $360 million in the net annual revenue requirement, which was based on a 2006 test year, would increase an average residential customer bill by approximately 7.7%. ICC proceedings relating to the proposed delivery service rates will take place over a period of up to eleven months.

- Transmission Rate Case—On March 1, 2007, ComEd filed a request with FERC, seeking approval to increase the rate ComEd receives for transmission services. ComEd also requested incentive rate treatment for certain transmission projects. On June 5, 2007, FERC issued an order that conditionally approved ComEd's proposal to implement a formula-based transmission rate effective as of May 1, 2007, but subject to refund, hearing procedures and conditions. The order denied ComEd's request for incentive rate treatment on investment in certain transmission projects and the inclusion of construction work in progress in rate base. On October 5, 2007, ComEd made a filing with FERC seeking approval of a settlement agreement reached on the case that had been announced by the settlement judge to FERC in September 2007. The settlement agreement is a comprehensive resolution of all issues in the proceeding, other than ComEd's pending request for rehearing on incentive returns on new investment. The settlement agreement establishes the treatment of costs and revenues in the determination of network service transmission rates and the process for updating the formula rate calculation on an annual basis and results in a first year annual transmission network service revenue requirement increase of approximately $93 million, or a $24 million reduction from the revenue requirement conditionally approved by FERC on June 5, 2007. FERC approved the settlement on January 16, 2008. Management believes that appropriate reserves have been established for transmission revenues that will be refunded in accordance with the final settlement agreement. On January 18, 2008, FERC issued an order on rehearing that allowed a 1.5% adder to return on equity for ComEd's largest transmission project and authorized the inclusion of 100% of construction work in progress in rate base for that project but rejected incentive treatment for any other project ComEd has pending.

- City of Chicago Settlement—On December 21, 2007, ComEd entered into a settlement agreement with the City of Chicago (City) regarding a wide range of issues including components of its franchise agreement with the City and other matters. Pursuant to the terms of the settlement agreement, ComEd will make payments totaling $55 million to the City through 2012 so long as the City meets specified conditions contained in the settlement agreement. The first payment of $23 million was made in December 2007. The City has agreed not to challenge ComEd's position in certain regulatory proceedings during the term of the Settlement Agreement, including, among others, ComEd's delivery service rate case, the recent transmission rate case, and ComEd's proposed revenue requirements in future rate cases when increases in the revenue requirement do not exceed specified increases in the Consumer Price Index. The City further agreed to allow ComEd to cancel various projects previously required under the franchise agreement with the City and to defer completion of other required projects. The settlement agreement also settles other disputes between ComEd and the City, including dismissing the City's appeal of ComEd's 2005 delivery rate case. ComEd and the City also agreed to establish a panel of ComEd and City representatives to evaluate opportunities to improve service reliability in the City.
- PECO AEPS Filing—On March 19, 2007, PECO filed a request with PAPUC for approval to acquire and bank up to 450,000 non-solar Tier I Alternative Energy Credits (equivalent to up to 240 MWs of electricity generated by wind) annually for a five-year term in order to prepare for 2011, the first year of PECO's required compliance under the AEPS Act following the completion of its transition period. On July 16, 2007, the Pennsylvania legislature modified the previously proposed AEPS Act in HB 1203. The modification did not affect PECO's request for acquiring and banking Alternative Energy Credits or the proposed deferral of related costs. The PAPUC approved PECO's filing on December 20, 2007. Using an independent Request for Proposal (RFP) monitor, PECO will conduct an RFP process for alternative energy producers to submit bids to sell credits beginning in March 2008.

Outlook for 2008 and Beyond.

Exelon's future financial results will be affected by a number of factors, including the following:

- The Settlement Legislation is expected to provide ComEd with greater stability and certainty that it will be able to procure electricity and pass through the costs of that electricity to its customers with less risk that rate freeze or other harmful legislation will be pursued in the near term. The Settlement Legislation established a new competitive procurement model to be developed by the IPA, by which ComEd will procure its energy supply. ComEd has stabilized a portion of its costs of procurement pursuant to the five-year financial swap contract with Generation. ComEd will be allowed to fully recover the costs of procuring energy, including the impacts of the financial swap contract, in its rates. In the event that legislation is enacted in the Illinois General Assembly prior to August 1, 2011 that freezes or reduces electric rates or imposes a generation tax, the Settlement Legislation permits ComEd and Generation, as contributors to certain rate relief programs, to terminate their funding commitments to such programs and recover any undisbursed funds set aside for rate relief.
- PECO was subject to electric rate caps on its transmission and distribution rates through December 31, 2006 and is subject to caps on its generation rates through December 31, 2010. PECO's transmission and distribution rates will continue in effect until PECO files a rate case

or there is some other specific regulatory action to adjust the rates. There are no current proceedings to do so. PECO is or will be involved in proceedings involving annual changes in its electric and gas universal service fund cost charges, its electric CTC/intangible transition charge reconciliation mechanism, its purchased gas cost rate, and its every five-year nuclear decommissioning cost adjustment clause mechanism, all of which relate to PECO's recovery of the applicable costs.

- Generation is exposed to commodity price risk associated with the unhedged portion of its electricity portfolio. Generation enters into derivative contracts, including forwards, futures, swaps, and options, with approved counterparties to hedge this anticipated exposure. Generation has hedges in place that significantly mitigate this risk for 2008 and 2009. However, Generation is exposed to relatively greater commodity price risk in the subsequent years for which a larger portion of its electricity portfolio may be unhedged. Generation has been and will continue to be proactive in using hedging strategies to mitigate this risk in subsequent years as well.
- Generation procures nuclear fuel assemblies through long-term contracts for uranium concentrates and through long-term contracts for conversion services, enrichment services and fuel fabrication services. Generation procures coal primarily through annual, short-term and spot-market purchases and natural gas through annual, monthly and spot-market purchases. The supply markets for uranium concentrates and certain nuclear fuel services, coal and natural gas are subject to price fluctuations and availability restrictions. Supply market conditions may make Generation's procurement contracts subject to credit risk related to the potential non-performance of counterparties to deliver the contracted commodity or service at the contracted prices. Non-performance by these counterparties could have a material adverse impact on Exelon's and Generation's results of operations, cash flows and financial position. Generation uses long-term contracts and financial instruments such as over-the-counter and exchange-traded instruments to mitigate price risk associated with these commodity price exposures.
- The PPA between Generation and PECO expires at the end of 2010. Current market prices for electricity have increased significantly over the past few years due to the rise in natural gas and other fuel prices. As a result, PECO customers' generation rates are below current wholesale energy market prices and Generation's margins on sales in excess of PECO's requirements have improved historically. Generation's ability to achieve those margins following the expiration of the PPA will partially depend on future wholesale market prices.
- Various stakeholders, including legislators and regulators, shareholders and non-governmental organizations, as well as other companies in many business sectors, including utilities, are considering ways to address the climate change issue. Mandatory programs to reduce greenhouse gases (GHG) emissions are likely to evolve in the future. If these plans become effective, Exelon may incur costs to either further limit the GHG emissions from its operations or in procuring emission allowance credits. However, Exelon may benefit from stricter emission standards due to its significant nuclear capacity, which is not anticipated to be adversely affected by the proposed emission standards. On April 2, 2007, the U.S. Supreme Court issued a decision in the case of Massachusetts v. U. S. Environmental Protection Agency (EPA) holding that carbon dioxide and other GHG emissions are pollutants subject to regulation under the new motor vehicle provisions of the Clean Air Act. The case was remanded to the EPA for further rulemaking to determine whether GHG emissions may reasonably be anticipated to endanger public health or welfare, or in the alternative provide a reasonable explanation why GHG emissions should not be regulated. Possible outcomes from this decision include regulation of GHG emissions from manufacturing plants, including electric generation, transmission and distribution facilities, under a new EPA rule, and Federal or state legislation.
- Exelon anticipates that it will be subject to the ongoing pressures of rising operating expenses due to increases in costs, such as medical benefits and rising payroll costs due to inflation.

Also, Exelon will continue to incur significant capital costs associated with its commitment to produce and deliver energy reliably to its customers. Increasing capital costs may include the price of uranium, which fuels the nuclear facilities, and continued capital investment in Exelon's aging distribution infrastructure and generating facilities. Exelon is determined to operate its businesses responsibly and to appropriately manage its operating and capital costs while serving its customers and producing value for its shareholders.

- Generation pursues growth opportunities that are consistent with its disciplined approach to investing to maximize shareholder value, taking earnings, cash flow and financial risk into account. On September 29, 2006, Generation notified the NRC that Generation will begin the application process for a combined COL that would allow for the possible construction of a new nuclear plant in Texas. The filing of the letter with the NRC launched a process that preserves for Exelon and Generation the option to develop a new nuclear plant in Texas without immediately committing to the full project. In order to continue preserving and assessing this option, Exelon and Generation have approved expenditures on the project of up to $100 million, which includes fees and costs related to the COL, reservation payments and other costs for long-lead components of the project, and other site evaluation and development costs. The development phase of the project is expected to extend into 2009, and funding beyond the $100 million commitment would be subject to extensive analysis. Generation has not made a decision to build a new nuclear plant at this time. Among the various conditions that must be resolved before any formal decision to build is made are a workable solution to spent nuclear fuel disposal, broad public acceptance of a new nuclear plant and assurances that a new plant using the new technology can be financially successful, which would entail economic analysis that would incorporate assessing construction and financing costs, production and other potential tax credits, and other key economic factors. Generation expects to submit the COL application to the NRC in 2008.

- On December 11, 2007, Generation announced that it will seek to accelerate the decommissioning of its Zion Station in Illinois more than a decade earlier than originally planned. Generation has contracted with EnergySolutions, Inc. to dismantle the nuclear plant, which closed in 1998. Completion of the arrangement is subject to the satisfaction of a number of closing conditions, including the receipt of a private letter ruling from the Internal Revenue Service. Additionally, the NRC must approve the arrangement, and this decision is not expected before the second half of 2008. Upon approval, the Zion Station's licenses and decommissioning funds would be transferred to EnergySolutions, Inc.

- During 2006, FERC issued its order approving PJM's settlement proposal related to its RPM to provide for a forward capacity auction using a demand curve and locational deliverability zones for capacity phased in over a several year period. FERC's adoption of the settlement proposal has had a favorable impact for owners of generation facilities, particularly for facilities located in constrained zones. PJM's RPM auctions took place in April 2007, July 2007, October 2007 and January 2008 and established prices for the period from June 1, 2007 through May 31, 2011. Subsequent auctions will take place 36 months ahead of the scheduled delivery year.

- On January 25, 2007, the U.S. Court of Appeals for the Second Circuit issued its opinion in a challenge to the final Phase II rule implementing Section 316(b) of the Clean Water Act. By its action, the court invalidated compliance measures that the utility industry supported because they were cost-effective and provided existing plants with needed flexibility in selecting the compliance option appropriate to its location and operations. The court's opinion has created significant uncertainty about the specific nature, scope and timing of the final compliance requirements. Several industry parties to the litigation sought review by the entire U.S. Court of Appeals for the Second Circuit, which was denied on July 5, 2007. On November 2, 2007, the industry parties filed a petition seeking review by the U.S. Supreme Court. The respondent environmental and state parties have until March 1, 2008 to respond to the petition. On July 9,

2007, the EPA formally suspended the Phase II rule due to the uncertainty about the specific compliance requirements created by the Court's remand of significant provisions of the rule. Until the EPA finalizes the rule on remand (which could take several years), the state permitting agencies will continue the current practice of applying their best professional judgment to address impingement and entrainment requirements at plant cooling water intake structures. Due to this uncertainty, Generation cannot estimate the effect that compliance with the Phase II rule requirements will have on the operation of its generating facilities and its future results of operations, financial condition and cash flows. If the final rule, or interim state requirements under best professional judgment, has performance standards that require the reduction of cooling water intake flow at the plants consistent with closed loop cooling systems, then the impact on the operation of the facilities and Exelon's and Generation's future results of operations, financial position and cash flows could be material.

- On May 10, 2007, after completion of a two-year rule making process, the PAPUC adopted final default service regulations, an accompanying policy statement, and a price mitigation policy statement. The regulations allow for competitive procurement by distribution companies through auctions or Requests for Proposals, with full cost recovery and no retrospective prudence review. According to the policy statement, the PAPUC expects companies to procure power, on a customer-class basis, using contracts of varying expiration dates, and prefers contracts with a duration of one year or less, except for contracts for compliance with the AEPS Act. The PAPUC also expects companies to reconcile costs and adjust rates at least quarterly for most customers, but hourly or monthly for larger energy users. The PAPUC believes this combination will stimulate competition, send market-price signals and avoid price spikes following long periods of fixed, capped rates. The PAPUC also ordered the elimination of (1) declining-block rates, while allowing rates to be phased out if the resulting rate increase is greater than 25%; and (2) demand charges for large customers, while entertaining requests to retain those charges on a case-by-case basis. Electric distribution companies, such as PECO, will be required to make their implementation filings a minimum of 12 months prior to the end of the generation rate cap period, which for PECO, expires December 31, 2010. The final default service regulations became effective on September 15, 2007.

- In Pennsylvania and other states where rate cap transition periods have ended or are approaching expiration, there is growing pressure from state regulators and elected officials to mitigate the potential impact of electricity price increases on retail customers. Such transition periods have ended for six Pennsylvania electric distribution companies and, in some instances, post-transition electricity price increases occurred. In response to concerns about post-transition rate increases in Pennsylvania, several measures have been either proposed or contemplated by various stakeholders. Certain legislators, for example, have suggested an extension of rate caps. Other measures previously proposed by the Pennsylvania Governor as part of his Energy Independence Strategy included, among other things: a phase-in of increased generation rates after expiration of rate caps; installation of smart metering technology; permission for electric distribution companies to enter into long-term contracts with large industrial customers; creation of a fee on electric consumption that would help fund an $850 million Energy Independence Fund designed to spur the development of a biofuels industry in the state as well as to promote the advancement of energy efficiency and renewable energy initiatives; a requirement for electric distribution companies, such as PECO, to procure electricity for their default-service customers after the end of their electric restructuring period (post-2010 for PECO), through a least-cost portfolio approach, with preferences for conservation and renewable power and permit distribution companies to enter into long-term procurement contracts to enable the construction of new generation. As of February 7, 2008, no portion of the Governor's environmental agenda has been enacted into law. PECO cannot predict what measures, if any, will be introduced in the state legislature or become law in Pennsylvania, nor the disposition of measures in the Pennsylvania Governor's

Energy Independence Strategy. However, any legislation that requires PECO to sell electricity, beginning in 2011, at prices that are below PECO's cost to procure and deliver electricity to customers or other legislation that would freeze rates or extend the rate cap beyond 2010 could have a material adverse effect on Exelon's and PECO's results of operations and cash flows.

- On October 15, 2007, Generation entered into an agreement (Termination Agreement) with State Line Energy, L.L.C. (State Line), an indirect wholly owned subsidiary of Dominion Resources Inc., to terminate the Power Purchase Agreement dated as of April 17, 1996 (as amended, the PPA) between State Line and Generation relating to the State Line generating facility in Hammond, Indiana. Under the PPA, Generation controlled 515 MW of electric energy and capacity from the State Line facility. FERC approved the Termination Agreement on October 18, 2007. Further, the conditions to the effectiveness of the Termination Agreement were subsequently satisfied and Generation received a net cash payment from State Line of approximately $228 million, after adjustments, in consideration for the termination of the PPA and for the purchase of coal inventories on hand (and in transit) and other assets. As a result of the Termination Agreement, a negative net income impact to Generation of approximately $30 million to $35 million (after tax) per year is expected beginning in 2008 through the end of the original contract term in 2012.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in the United States (GAAP) requires that management apply accounting policies and make estimates and assumptions that affect results of operations and the amounts of assets and liabilities reported in the financial statements. Management discusses these policies, estimates and assumptions within its Accounting and Disclosure Governance Committee on a regular basis and provides periodic updates on management decisions to the Audit Committees of the Exelon, ComEd and PECO Boards of Directors. Management believes that the areas described below require significant judgment in the application of accounting policy or in making estimates and assumptions in matters that are inherently uncertain and that may change in subsequent periods. Further discussion of the application of these accounting policies can be found in the Combined Notes to Consolidated Financial Statements.

Nuclear Decommissioning Asset Retirement Obligations (ARO) (Exelon and Generation)

Generation must make significant estimates and assumptions in accounting for its obligation to decommission its nuclear generating plants in accordance with SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143).

SFAS No. 143 requires that Generation estimate its obligation for the future decommissioning of its nuclear generating plants. To estimate that liability, Generation uses a probability-weighted, discounted cash flow model which considers multiple outcome scenarios based upon significant estimates and assumptions embedded in the following:

Decommissioning Cost Studies. Generation uses decommissioning cost studies on a unit-by-unit basis to provide a marketplace assessment of the costs and timing of decommissioning activities, which are validated by comparison to current decommissioning projects within its industry and other estimates. Decommissioning cost studies are updated, on a rotational basis, for each of Generation's nuclear units at a minimum of every five years.

Cost Escalation Studies. Generation uses cost escalation factors to escalate the decommissioning costs from the decommissioning cost studies discussed above through the decommissioning period for each of the units. Cost escalation studies are used to determine escalation factors and are based on inflation indices for labor, equipment and materials, energy, low-level radioactive waste disposal and other costs. Cost escalation studies are updated on an annual basis.

Probabilistic Cash Flow Models. Generation's probabilistic cash flow models include the assignment of probabilities to various cost, decommissioning alternatives and timing scenarios on a unit-by-unit basis. Probabilities assigned to cost levels include an assessment of the likelihood of actual costs plus 20% (high-cost scenario) or minus 15% (low-cost scenario) over the base cost scenario. Probabilities assigned to decommissioning alternatives assess the likelihood of performing DECON (a method of decommissioning in which the equipment, structures, and portions of a facility and site containing radioactive contaminants are removed and safely buried in a low-level radioactive waste landfill or decontaminated to a level that permits property to be released for unrestricted use shortly after the cessation of operations), Delayed DECON (similar to the DECON scenario but with a 20-year delay) or SAFSTOR (a method of decommissioning in which the nuclear facility is placed and maintained in such condition that the nuclear facility can be safely stored and subsequently decontaminated to levels that permit release for unrestricted use generally within 60 years after cessation of operations) procedures. Probabilities assigned to the timing scenarios incorporate the likelihood of continued operation through current license lives or through anticipated license renewals. Generation's probabilistic cash flow models also include an assessment of the timing of DOE acceptance of spent nuclear fuel for permanent disposal.

Discount Rates. The probability-weighted estimated future cash flows using these various scenarios are discounted using credit-adjusted, risk-free rates applicable to the various businesses in which each of the nuclear units originally operated.

Changes in the assumptions underlying the foregoing items could materially affect the decommissioning obligation. The following table illustrates the effects of changing certain ARO assumptions, discussed above, while holding all other assumptions constant (dollars in millions):

Change in ARO Assumption	Increase to ARO at December 31, 2007
Cost escalation studies	
Uniform increase in escalation rates of 25 basis points	$313
Probabilistic cash flow models	
Increase the likelihood of the high-cost scenario by 10 percentage points and decrease the likelihood of the low-cost scenario by 10 percentage points	$113
Increase the likelihood of the DECON scenario by 10 percentage points and decrease the likelihood of the SAFSTOR scenario by 10 percentage points	$147
Increase the likelihood of operating through current license lives by 10 percentage points and decrease the likelihood of operating through anticipated license renewals by 10 percentage points	$226

Under SFAS No. 143, the nuclear decommissioning obligation is adjusted on a periodic basis due to the passage of time and revisions to either the timing or estimated amount of the future undiscounted cash flows required to decommission the nuclear plants. For more information regarding the application of SFAS No. 143, see Notes 1 and 13 of the Combined Notes to Consolidated Financial Statements.

Asset Impairments (Exelon, Generation, ComEd and PECO)

Goodwill (Exelon and ComEd)

Exelon and ComEd have goodwill which relates to the acquisition of ComEd under the PECO/ Unicom Merger. Under the provisions of SFAS No 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), Exelon and ComEd perform assessments for impairment of their goodwill at least annually or more frequently if an event occurs, such as a significant negative regulatory outcome, or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Application of the goodwill impairment test requires management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of the reporting unit. See Note 8 of the Combined Notes to Consolidated Financial Statements for further information.

In the assessment, Exelon and ComEd estimate the fair value of the ComEd reporting unit using a probability-weighted, discounted cash flow model with scenarios reflecting management's plans and a resulting range of operating results and cash flows. The model includes an estimate of ComEd's terminal value based on these expected cash flows and on an earnings multiple approach, which reflects the estimated value of comparable utility companies. Other significant assumptions used in estimating the fair value of the ComEd reporting unit include ComEd's capital structure, interest rates, utility sector market performance, operating and capital expenditure requirements and other factors. Changes in these variables or in the assessment of how they interrelate could produce a different impairment result, which could be material. For example, a hypothetical decrease of approximately 13% in expected discounted cash flows in ComEd's 2007 annual assessment would have resulted in ComEd and Exelon failing step 1 of the impairment test. ComEd and Exelon would be required to perform step 2 of the impairment test to determine the amount of an impairment, if any. An impairment would require Exelon and ComEd to reduce both goodwill and current period earnings by the amount of the impairment.

Long-Lived Assets (Exelon, Generation, ComEd and PECO)

Exelon, Generation, ComEd, and PECO evaluate the carrying value of their long-lived assets, excluding goodwill, when circumstances indicate the carrying value of those assets may not be recoverable. The review of long-lived assets for impairment requires significant assumptions about operating strategies and estimates of future cash flows, which require assessments of current and projected market conditions. For the generation business, forecasting future cash flows requires assumptions regarding forecasted commodity prices for the sale of power, costs of fuel and the expected operations of assets. A variation in the assumptions used could lead to a different conclusion regarding the realizability of an asset and, thus, could have a significant effect on the consolidated financial statements. An impairment would require the affected registrant to reduce both the long-lived asset and current period earnings by the amount of the impairment.

Investments (Exelon, Generation, ComEd and PECO)

Exelon, Generation, ComEd, and PECO had investments, including investments held in nuclear decommissioning trust funds, recorded as of December 31, 2007. Beginning in 2006, and in connection with the issuance of FASB Staff Position FAS 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." Generation considers all nuclear decommissioning trust fund investments in an unrealized loss position to be other-than-temporarily impaired. Since the NRC sets limitations on Exelon's and Generation's ability to direct the management of the nuclear decommissioning trust fund investments, Exelon and Generation do not have the ability to hold investments with unrealized losses through a recovery period and, accordingly, unrealized holding losses are recognized immediately, which are included in other, net in Exelon's and Generation's Consolidated Statements of Operations.

Depreciable Lives of Property, Plant and Equipment (Exelon, Generation, ComEd and PECO)

The Registrants have significant investments in electric generation assets and electric and natural gas transmission and distribution assets. Depreciation of these assets is generally provided over their estimated service lives on a straight-line basis using the composite method. The estimation of service lives requires management judgment regarding the period of time that the assets will be in use. As circumstances warrant, the estimated service lives are reviewed to determine if any changes are needed. Changes to depreciation estimates in future periods could have a significant impact on the amount of property, plant and equipment recorded and the amount of depreciation expense recorded in the income statement.

The estimated service lives of the nuclear-fuel generating facilities are based on the estimated useful lives of the stations, which assume a 20-year license renewal extension of the operating licenses for all of Generation's operating nuclear generating stations. While Generation has received license renewals for certain facilities, and has applied for or expects to apply for and obtain approval of license renewals for the remaining facilities, circumstances may arise that would prevent Generation from obtaining additional license renewals. A change in depreciation estimates resulting from Generation's inability to receive additional license renewals could have a significant effect on Generation's results of operations. Generation also periodically evaluates the estimated service lives of its fossil fuel and hydroelectric generating facilities based on feasibility assessments as well as economic and capital requirements. A change in depreciation estimates resulting from Generation's extension or reduction of the estimated service lives could have a significant effect on Generation's results of operations.

ComEd reviews its estimated service lives when circumstances, such as technological changes, warrant such a review. ComEd's last depreciation study was performed in 2002.

PECO is required to file a depreciation rate study at least every five years with the PAPUC. In August 2005, PECO filed a depreciation rate study with the PAPUC for both its electric and gas assets, which resulted in the implementation of new depreciation rates effective March 2006. The impact of the new rates was not material.

Defined Benefit Pension and Other Postretirement Benefits (Exelon, Generation, ComEd and PECO)

Exelon sponsors defined benefit pension plans and postretirement benefit plans for essentially all Generation, ComEd, PECO, and Exelon Corporate employees, except for those employees of Generation's wholly owned subsidiary, AmerGen, who participate in the separate AmerGen-sponsored defined benefit pension plan and other postretirement welfare benefit plan. See Note 15—Retirement Benefits of the Combined Notes to Consolidated Financial Statements for further information regarding the accounting for the defined benefit pension plans and postretirement benefit plans.

The measurement of the plan obligations and costs of providing benefits under these plans involve various factors, including numerous assumptions and accounting elections. When determining the various assumptions that are required, Exelon considers historical information as well as future expectations. The benefit costs are affected by, among other things, the actual rate of return on plan assets, the long-term expected rate of return on plan assets, the discount rate applied to benefit obligations, the incidence of mortality, the expected remaining service period of plan participants, level of compensation and rate of compensation increases, employee age, length of service, the long-term expected investment crediting rate, the anticipated rate of increase of health care costs and the level of benefits provided to employees and retirees.

The selection of key actuarial assumptions utilized in the measurement of the plan obligations and costs drives the results of the analysis and the resulting charges. The long-term expected rate of return on plan assets (EROA) assumption used in calculating pension cost was 8.75% for 2007 and 9.00% for 2006 and 2005. The weighted average EROA assumption used in calculating other postretirement benefit costs was 7.85%, 8.15% and 8.30% in 2007, 2006 and 2005, respectively. A lower EROA is used in the calculation of other postretirement benefit costs, as the other postretirement benefit trust activity is partially taxable while the pension trust activity is non-taxable. The EROA is based on current and forecasted asset allocations as described in Note 15—Retirement Benefits of the Combined Notes to Consolidated Financial Statements. A change in the strategy of the asset allocations could significantly impact the EROA and related costs.

Exelon calculates the expected return on pension and other postretirement benefit plan assets by multiplying the EROA by the market-related value (MRV) of plan assets at the beginning of the year, taking into consideration anticipated contributions and benefit payments that are to be made during the year. SFAS No. 87, "Employer's Accounting for Pensions" (SFAS No. 87) and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" (SFAS No. 106) allow the MRV of plan assets to be either fair value or a calculated value that recognizes changes in fair value in a systematic and rational manner over not more than five years. Exelon uses a calculated value when determining the MRV of the pension plan assets that adjusts for 20% of the difference between fair value and expected MRV of plan assets. This calculated value has the effect of stabilizing variability in assets to which Exelon applies that expected return. Exelon uses fair value when determining the MRV of the other postretirement benefit plan assets and the AmerGen pension plan assets.

The discount rate for determining the pension benefit obligations was 6.20%, 5.90% and 5.60% at December 31, 2007, 2006 and 2005, respectively. The discount rate for determining the other postretirement benefit obligations was 6.20%, 5.85% and 5.60% at December 31, 2007, 2006 and 2005, respectively. At December 31, 2007, 2006 and 2005, the discount rate was determined by developing a spot rate curve based on the yield to maturity of more than 400 Aa graded non-callable (or callable with make whole provisions) bonds with similar maturities to the related pension and other postretirement benefit obligations. The spot rates are used to discount the estimated distributions under the pension and other postretirement benefit plans. The discount rate is the single level rate that produces the same result as the spot rate curve.

The discount rate assumptions used to determine the obligation at year-end will be used to determine the cost for the following year. Exelon will use a discount rate and EROA of 6.20% and 8.75%, respectively, for estimating its 2008 pension costs. Additionally, Exelon will use a discount rate and expected return on plan assets of 6.20% and 7.80%, respectively, for estimating its 2008 other postretirement benefit costs.

The following tables illustrate the effects of changing certain of the major actuarial assumptions discussed above (dollars in millions):

Change in Actuarial Assumption	Impact on Pension Liability at December 31, 2007	Impact on 2007 Pension Cost	Impact on Postretirement Benefit Liability at December 31, 2007	Impact on 2007 Postretirement Benefit Cost
Pension benefits				
Decrease discount rate by 0.5%	$648	$57	$207	$26
Decrease rate of EROA by 0.5%	—	47	—	7

Assumed health care cost trend rates also have a significant effect on the costs reported for Exelon's and AmerGen's postretirement benefit plans. A one-percentage point change in assumed health care cost trend rates would have had the following effects on the December 31, 2007 postretirement benefit obligation and estimated 2007 costs (dollars in millions):

Change in Actuarial Assumption	Impact on Other Postretirement Benefit Obligation at December 31, 2007	Impact on 2007 Total Service and Interest Cost Components
Increase assumed health care cost trend by 1%	$ 422	$ 48
Decrease assumed health care cost trend by 1%	(349)	(39)

Extending the year at which the ultimate health care trend rate of 5% is forecasted to be reached by 5 years would have had the following effects on the December 31, 2007 postretirement benefit obligation and estimated 2007 costs (dollars in millions):

Change in Actuarial Assumption	Impact on Other Postretirement Benefit Obligation at December 31, 2007	Impact on 2007 Total Service and Interest Cost Components
Increase the year at which the ultimate health care trend rate of 5% is forecasted to be reached by 5 years	$139	$18

The assumptions are reviewed annually and at any interim remeasurement of the plan obligations. As these assumptions change from period to period, recorded pension and postretirement benefit amounts and funding requirements could also change. The impact of assumption changes on pension and other postretirement benefit obligations is generally recognized over the expected average remaining service period of the employees rather than immediately recognized in the income statement as allowed by SFAS No. 87 and SFAS No. 106.

For pension benefits, Exelon amortizes its unrecognized prior service costs, transition obligations, and certain of its actuarial gains and losses, as applicable, based on participants' average remaining service periods. For other postretirement benefits, Exelon amortizes its unrecognized prior service costs over participants' average remaining service period related to eligibility age, and amortizes its transition obligations and certain actuarial gains and losses over participants' average remaining service period to expected retirement. The average remaining service period of defined pension plan participants was 13.0 years, 13.5 years and 13.8 years for the years ended December 31, 2007, 2006 and 2005, respectively. The average remaining service period of postretirement benefit plan participants related to eligibility age was 6.9 years, 7.3 years and 7.5 years for the years ended December 31, 2007, 2006 and 2005, respectively. The average remaining service period of postretirement benefit plan participants related to expected retirement was 9.7 years, 10.3 years and 10.9 years for the years ended December 31, 2007, 2006 and 2005, respectively.

Regulatory Accounting (Exelon, ComEd and PECO)

Exelon, ComEd and PECO account for their regulated electric and gas operations in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71), which requires Exelon, ComEd, and PECO to reflect the effects of rate regulation in their financial statements. Regulatory assets represent costs that have been deferred to future periods when it is probable that the regulator will allow for recovery through rates charged to customers. Regulatory liabilities represent revenues received from customers to fund expected costs that have not yet been incurred or gains that are required to be returned to customers. Use of SFAS No. 71 is applicable to utility operations that meet the following criteria: (1) third-party regulation of rates; (2) cost-based rates; and (3) a reasonable assumption that all costs will be recoverable from customers through rates. As of December 31, 2007, Exelon, ComEd and PECO have concluded that the operations of ComEd and PECO meet the criteria. If it is concluded in a future period that a separable portion of their businesses no longer meets the criteria, Exelon, ComEd and PECO are required to eliminate the financial statement effects of regulation for that part of their businesses, which would include the elimination of any or all regulatory assets and liabilities that had been recorded in their Consolidated Balance Sheets and the recognition of a one-time extraordinary item in their Consolidated Statements of Operations. The impact of not meeting the criteria of SFAS No. 71 could be material to the financial statements of Exelon, ComEd and PECO. At December 31, 2007, the extraordinary gain could have been as much as $2.9 billion (before taxes) as a result of the elimination of ComEd's regulatory assets and liabilities had it been determined that ComEd could no longer maintain regulatory assets and liabilities under SFAS No. 71. Similarly, at December 31, 2007, the extraordinary charge could have been as much as $3.0 billion (before taxes) as a result of the elimination of PECO's regulatory assets and liabilities had it been determined that PECO could no longer maintain regulatory assets and liabilities under SFAS No. 71. Exelon would record an extraordinary gain or charge in an equal amount related to ComEd's and PECO's regulatory assets and liabilities in addition to a (before taxes) charge against other comprehensive income of up to $1.2 billion and $74 million for ComEd and PECO, respectively, related to Exelon's regulatory assets associated with its defined benefit postretirement plans. The resolution of the above items and the impact on ComEd's capital structure could lead to an additional impairment of ComEd's goodwill, which could be significant and at least partially offset the extraordinary gain discussed above. A write-off of regulatory assets and liabilities could limit the ability of ComEd and PECO to pay dividends under Federal and state law. See Notes 4, 8 and 20 of the Combined Notes to Consolidated Financial Statements for further information regarding regulatory issues, ComEd's goodwill and the significant regulatory assets and liabilities of Exelon, ComEd and PECO, respectively.

For each regulatory jurisdiction in which they conduct business, Exelon, ComEd and PECO continually assess whether the regulatory assets and liabilities continue to meet the criteria for probable future recovery or settlement. This assessment includes consideration of factors such as changes in applicable regulatory environments and recent rate orders to other regulated entities in the same jurisdiction. Furthermore, Exelon, ComEd and PECO make other judgments related to the financial statement impact of their regulatory environments, such as the types of adjustments to rate base that will be acceptable to regulatory bodies and the types of costs and the extent, if any, to which those costs will be recoverable through rates. Additionally, estimates are made as to the amount of revenues billed under certain regulatory orders that will ultimately be refunded to customers upon finalization of the appropriate regulatory process. These assessments are based, to the extent possible, on past relevant experience with regulatory bodies, known circumstances specific to a particular matter, discussions held with the applicable regulatory body, and other factors. If the assessments and estimates made by Exelon, ComEd and PECO are ultimately different than actual events, the impact on their results of operations, financial position, and cash flows could be material.

Accounting for Derivative Instruments (Exelon, Generation, ComEd and PECO)

The Registrants utilize derivative instruments to manage their exposure to fluctuations in interest rates, changes in interest rates related to planned future debt issuances and changes in the fair value of outstanding debt. Generation uses a variety of derivative and non-derivative instruments to manage the commodity price risk of its electric generation facilities, including power sales, fuel and energy purchases, and other energy-related products marketed and purchased. Additionally, Generation enters into energy-related derivatives for proprietary trading purposes. ComEd has a five-year financial swap contract with Generation that extends into 2013. PECO has entered into derivative gas contracts to hedge its long term price risk in the natural gas market. ComEd and PECO do not enter into derivatives for proprietary trading purposes. The Registrants' derivative activities are in accordance with Exelon's Risk Management Policy (RMP). See Note 10 of the Combined Notes to Consolidated Financial Statements for further information regarding the Registrants' derivative instruments.

The Registrants account for derivative financial instruments under SFAS No. 133, "Accounting for Derivatives and Hedging Activities" (SFAS No. 133) and related interpretations. Determining whether or not a contract qualifies as a derivative under SFAS No. 133 requires that management exercise significant judgment, including assessing the liquidity of its market as well as determining whether a contract has one or more underlyings and one or more notional amounts. Further, interpretive guidance related to SFAS No. 133 continues to evolve, including how it applies to energy and energy-related products. Changes in management's assessment of contracts and the liquidity of their markets and changes in interpretive guidance related to SFAS No. 133 could result in previously excluded contracts being subject to the provisions of SFAS No. 133. Generation has determined that contracts to purchase uranium do not meet the definition of a derivative under SFAS No. 133 since they do not provide for net settlement and the uranium markets are not sufficiently liquid to conclude that forward contracts are readily convertible to cash. If the uranium markets do become sufficiently liquid in the future and Generation begins to account for uranium purchase contracts as derivative instruments, the fair value of these contracts would be accounted for consistent with Generation's other derivative instruments. In this case, if market prices differ from the underlying prices of the contracts, Generation would be required to record a mark-to-market gain or loss, which may have a material impact to Exelon's and Generation's financial positions and results of operations.

Under the provisions of SFAS No. 133, all derivatives are recognized on the balance sheet at their fair value unless they qualify for a normal purchases or normal sales exception. Further, derivatives that qualify and are designated for hedge accounting are classified as fair-value or cash-flow hedges. For fair-value hedges, changes in fair values for both the derivative and the underlying hedged exposure are recognized in earnings each period. For cash-flow hedges, the portion of the derivative gain or loss that is effective in offsetting the change in the cost or value of the underlying exposure is deferred in accumulated OCI and later reclassified into earnings when the underlying transaction occurs. Gains and losses from the ineffective portion of any hedge are recognized in earnings immediately. For other derivative contracts that do not qualify or are not designated for hedge accounting and for energy-related derivatives entered for proprietary trading purposes, changes in the fair value of the derivatives are recognized in earnings each period. For ComEd's financial swap contract with Generation, ComEd records changes in the fair value of the swap as well as an offsetting regulatory asset or liability.

Normal Purchases and Normal Sales Exception. Determining whether a contract qualifies for the normal purchases and normal sales exception requires that management exercise judgment on whether the contract will physically deliver and requires that management ensure compliance with all of the associated qualification and documentation requirements. Revenues and expenses on contracts that qualify as normal purchases or normal sales are recognized when the underlying physical transaction is completed. "Normal" purchases and sales are contracts where physical delivery is probable, quantities are expected to be used or sold in the normal course of business over a reasonable period of time, and price is not tied to an unrelated underlying derivative. As part of Generation's energy marketing business, Generation enters into contracts to buy and sell energy to meet the requirements of its customers. These contracts include short-term and long-term commitments to purchase and sell energy and energy-related products in the retail and wholesale markets with the intent and ability to deliver or take delivery. While these contracts are considered derivative financial instruments under SFAS No. 133, the majority of these transactions have been designated as "normal" purchases or "normal" sales and are thus not required to be recorded at fair value, but on an accrual basis of accounting. If it were determined that a transaction designated as a "normal" purchase or a "normal" sale no longer met the scope exceptions, the fair value of the related contract would be recorded on the balance sheet and immediately recognized through earnings.

Commodity Contracts. Identification of a commodity contract as a qualifying cash-flow hedge requires Generation to determine that the contract is in accordance with the RMP, the forecasted future transaction is probable, and the hedging relationship between the commodity contract and the expected future purchase or sale of the commodity is expected to be highly effective at the initiation of the hedge and throughout the hedging relationship. Internal models that measure the statistical correlation between the derivative and the associated hedged item determine the effectiveness of such a commodity contract designated as a hedge. Generation reassesses its cash-flow hedges on a regular basis to determine if they continue to be effective and that the forecasted future transactions are probable. When a contract does not meet the effective or probable criteria of SFAS No. 133, hedge accounting is discontinued and changes in the fair value of the derivative are recorded through earnings.

As a result of the Settlement reached in 2007, ComEd and Generation entered into a financial swap contract that has been designated as a cash flow hedge by Generation but has not been designated for hedge accounting by ComEd. The effect of the contract will be to cause Generation to pay market prices and ComEd to pay fixed prices for a portion of ComEd's electricity supply requirement into 2013. In Exelon's consolidated financial statements, all financial statement effects of the swap recorded by Generation and ComEd are eliminated.

As a part of accounting for derivatives, the Registrants make estimates and assumptions concerning future commodity prices, load requirements, interest rates, the timing of future transactions and their probable cash flows, the fair value of contracts and the expected changes in the fair value in deciding whether or not to enter into derivative transactions, and in determining the initial accounting treatment for derivative transactions. Generation uses quoted exchange prices to the extent they are available or external broker quotes in order to determine the fair value of energy contracts. When external prices are not available, Generation uses internal models to determine the fair value. These internal models include assumptions of the future prices of energy based on the specific market in which the energy is being purchased, using externally available forward market pricing curves for all periods possible under the pricing model. For options contracts, Generation uses the Black model, a standard industry valuation model, to determine the fair value of energy derivative contracts that are marked-to-market.

See Quantitative and Qualitative Disclosures About Market Risk—Normal Operations and Hedging Activities for further information regarding sensitivity analysis related to market price exposure.

Interest-Rate Derivative Instruments. To determine the fair value of interest-rate swap agreements, the Registrants primarily use available market pricing curves.

Taxation (Exelon, Generation, ComEd and PECO)

Beginning January 1, 2007, the Registrants began accounting for uncertain income tax positions using a benefit recognition model with a two-step approach, a more-likely-than-not recognition criterion and a measurement attribute that measures the position as the largest amount of tax benefit that is greater than 50% likely of being ultimately realized upon ultimate settlement in accordance with FIN 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" (FIN 48). If it is not more likely than not that the benefit will be sustained on its technical merits, no benefit will be recorded. Uncertain tax positions that relate only to timing of when an item is included on a tax return are considered to have met the recognition threshold. Prior to January 1, 2007, the Registrants estimated their uncertain income tax obligations in accordance with SFAS No. 109, "Accounting for Income Taxes" (SFAS No. 109), SFAS No 5, "Accounting for Contingencies" (SFAS No. 5), and Statement of Financial Accounting Concepts No. 6, "Elements of Financial Statements-a replacement of FASB Concepts Statement No. 3 (incorporating an amendment of FASB Concepts Statement

No. 2)" (CON 6). The Registrants recognize accrued interest related to unrecognized tax benefits in interest expense or interest income in other income and deductions on their Consolidated Statements of Operations. The Registrants also have non-income tax obligations related to real estate, sales and use and employment-related taxes and ongoing appeals related to these tax matters that are outside the scope of FIN 48 and accounted for under SFAS No. 5 and CON 6.

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. The Registrants also assess their ability to utilize tax attributes, including those in the form of carryforwards, for which the benefits have already been reflected in the financial statements. The Registrants do not record valuation allowances for deferred tax assets that the Registrants believe will be realized in future periods. While the Registrants believe the resulting tax balances as of December 31, 2007 and 2006 are appropriately accounted for in accordance with FIN 48, SFAS No. 5, SFAS No. 109 and CON 6 as applicable, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to their consolidated financial statements and such adjustments could be material. See Note 12 of the Combined Notes to Consolidated Financial Statements for further information regarding taxes.

Accounting for Contingencies (Exelon, Generation, ComEd and PECO)

In the preparation of their financial statements, the Registrants make judgments regarding the future outcome of contingent events and record loss contingency amounts that are probable and reasonably estimated based upon available information. The amounts recorded may differ from the actual income or expense that occurs when the uncertainty is resolved. The estimates that the Registrants make in accounting for contingencies and the gains and losses that they record upon the ultimate resolution of these uncertainties could have a significant effect on the liabilities and expenses in their financial statements.

Environmental Costs

Environmental investigation and remediation liabilities are based upon estimates with respect to the number of sites for which the Registrants will be responsible, the scope and cost of work to be performed at each site, the portion of costs that will be shared with other parties, the timing of the remediation work, changes in technology, regulations and the requirements of local governmental authorities. These matters, if resolved in a manner different from the estimate, could have a material effect on the Registrants' results of operations, financial position and cash flow.

Other, Including Personal Injury Claims

The Registrants are self-insured for general liability, automotive liability, and personal injury claims to the extent that losses are within policy deductibles or exceed the amount of insurance maintained. The Registrants have reserves for both open claims asserted and an estimate of claims incurred but not reported (IBNR). The IBNR reserve is estimated based on actuarial assumptions and analysis and is updated annually. Projecting future events, such as the number of new claims to be filed each year, the average cost of disposing of claims, as well as the numerous uncertainties surrounding litigation and possible legislative measures in the United States, could cause the actual costs to be higher or lower than estimated. Accordingly, these claims, if resolved in a manner different from the estimate, could have a material effect on the Registrants' results of operations, financial position and cash flows.

Exelon and Generation have a reserve for asbestos-related bodily injury claims for open claims presented to Generation as of December 31, 2007 and for estimated future asbestos-related bodily injury claims anticipated to arise through 2030 based on actuarial assumptions and analysis. Exelon's and Generation's management each determined that it was not reasonable to estimate future asbestos-related personal injury claims beyond 2030 based on the historical claims data available and the significant amount of judgment required to estimate this liability. In calculating the future losses, management made various assumptions, including but not limited to, the overall number of future claims estimated through the use of actuarial models, Exelon's estimated portion of future settlements and obligations, the distribution of exposure sites, the anticipated future mix of diseases that relate to asbestos exposure and the anticipated levels of awards made to plaintiffs. Exelon obtains periodic updates of the estimate of future losses. The amounts recorded by Generation for estimated future asbestos-related bodily injury claims are based upon historical experience and actuarial studies. Projecting future events, such as the number of new claims to be filed each year, the average cost of disposing of claims, as well as the numerous uncertainties surrounding asbestos-related litigation and possible legislative measures in the United States, could cause the actual costs to be higher or lower than projected. These estimates for asbestos-related bodily injury cases and settlements are difficult to predict and may be influenced by many factors. Accordingly, these matters, if resolved in a manner different from the estimate, could have a material effect on Exelon's or Generation's results of operations, financial position and cash flow.

Revenue Recognition (Exelon, Generation, ComEd and PECO)

Revenues related to the sale of energy are recorded when service is rendered or energy is delivered to customers. The determination of Generation's, ComEd's and PECO's retail energy sales to individual customers, however, is based on systematic readings of customer meters generally on a monthly basis. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated, and corresponding unbilled revenue is recorded. Unbilled revenue is estimated each month based on daily customer usage measured by generation or gas throughput volume, estimated customer usage by class, estimated losses of energy during delivery to customers and applicable customer rates. Increases in volumes delivered to the utilities' customers and favorable rate mix due to changes in usage patterns in customer classes in the period could be significant to the calculation of unbilled revenue. Changes in the timing of meter reading schedules and the number and type of customers scheduled for each meter reading date would also have an effect on the estimated unbilled revenue; however, total operating revenues would remain materially unchanged.

The determination of Generation's energy sales, excluding the retail business, is based on estimated amounts delivered as well as fixed quantity sales. At the end of each month, amounts of energy delivered to customers during the month are estimated and the corresponding unbilled revenue is recorded. Increases in volumes delivered to the wholesale customers in the period, as well as price, would increase unbilled revenue.

Generation's revenue from service agreements is dependent upon when the services are rendered. Service agreements representing a cost recovery arrangement are presented gross within revenues for the amounts due from the party receiving the service, and the costs associated with providing the service are presented within operating and maintenance expenses.

The allowance for uncollectible accounts reflects the Registrants' best estimates of probable losses on the accounts receivable balances. The allowance is based on known troubled accounts, historical experience and other currently available evidence. For ComEd and PECO, customer accounts are generally considered delinquent if the amount billed is not received by the time the next bill is issued, which normally occurs on a monthly basis. Customer accounts are written off consistent with approved regulatory guidelines. ComEd and PECO are each currently obligated to provide service to all electric customers within their respective franchised territories and are prohibited from terminating electric service to certain residential customers due to nonpayment during certain months of the year. ComEd's and PECO's provisions for uncollectible accounts will continue to be affected by changes in prices as well as changes in ICC and PAPUC regulations, respectively. Under Pennsylvania's Competition Act, licensed entities, including competitive electric generation suppliers, may act as agents to provide a single bill and provide associated billing and collection services to retail customers located in PECO's retail electric service territory. Currently, there are no third parties providing billing of PECO's charges to customers or advanced metering; however, if this occurs, PECO would need to make adjustments to the provision for uncollectible accounts for the ability of the third parties to collect such receivables from the customers.

ComEd's and PECO's allowance for uncollectible accounts expense increased by $25 million and $13 million, respectively, in 2007 as compared to 2006. These increases resulted from a change in collectibility assumptions in response to changes in the customer payment patterns, changes in customer prices, changes in termination practices and certain changes in business and economic conditions. To the extent that actual collectibility differs from management's estimates by 5%, the after-tax impact would be higher or lower by an estimated $4 million, $2 million, $2 million and less than $1 million for Exelon, ComEd, PECO and Generation, respectively. See ITEM 15. Exhibits and Financial Statement Schedules—Schedule II—Valuation and Qualifying Accounts in Exelon's 2007 Form 10-K for the rollforwards of allowance for uncollectible accounts.

Results of Operations (Dollars in millions, except for per share data, unless otherwise noted)

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Results of Operations—Exelon

	2007	2006	Favorable (unfavorable) variance
Operating revenues	$18,916	$15,655	$ 3,261
Operating expenses			
Purchased power and fuel	7,642	5,232	(2,410)
Operating and maintenance	4,289	3,868	(421)
Impairment of goodwill	—	776	776
Depreciation and amortization	1,520	1,487	(33)
Taxes other than income	797	771	(26)
Total operating expenses	14,248	12,134	(2,114)
Operating income	4,668	3,521	1,147
Other income and deductions			
Interest expense	(647)	(616)	(31)
Interest expense to affiliates, net	(203)	(264)	61
Equity in losses of unconsolidated affiliates	(106)	(111)	5
Other, net	460	266	194
Total other income and deductions	(496)	(725)	229
Income from continuing operations before income taxes	4,172	2,796	1,376
Income taxes	1,446	1,206	(240)
Income from continuing operations	2,726	1,590	1,136
Income from discontinued operations, net of income taxes	10	2	8
Net income	$ 2,736	$ 1,592	$ 1,144
Diluted earnings per share	$ 4.05	$ 2.35	$ 1.70

Net Income. Exelon's net income for 2007 increased due to the impact of a $776 million impairment charge in 2006 associated with ComEd's goodwill; higher average margins on Generation's wholesale market sales primarily due to the end of the below-market price PPA with ComEd at the end of 2006; increased nuclear output at Generation reflecting fewer outage days; increased transmission revenues at ComEd; increased rates for delivery services at ComEd; favorable weather conditions in the ComEd and PECO service territories; increased delivery volume, excluding the effects of weather, at ComEd and PECO; income associated with the termination of Generation's PPA with State Line; a favorable PJM billing settlement with PPL; decreased nuclear refueling outage costs; incremental storm costs in 2006 associated with storm damage in the PECO service territory; gains realized on decommissioning trust fund investments related to changes in the investment strategy; favorable income tax benefit associated with Exelon's method of capitalizing overhead costs; increased earnings associated with synthetic fuel-producing facilities; the reduction in the reserve related to the successful PURTA tax appeal at PECO; and a charge in 2006 associated with the termination of the proposed merger with PSEG. These increases were partially offset by decreased energy margins at ComEd due to the end of the regulatory transition period; unrealized mark-to-market losses on contracts not yet settled; the impact of the Settlement; a loss associated with Generation's tolling agreement with Georgia Power related to the contract with Tenaska; a greater reduction in 2006 compared to 2007 in Generation's nuclear decommissioning obligation related to the AmerGen nuclear plants; the impact of inflationary cost pressures; increased pension and non-pension postretirement benefits expense; increased uncollectible accounts expense at ComEd and PECO; incremental storm costs associated with storm damage in the ComEd service territory; a charitable contribution of $50 million to the Exelon Foundation; increased amortization expense related to scheduled CTC amortization at PECO; costs associated with the possible construction of a new nuclear plant in Texas; benefits in 2006 of approximately $288 million to recover certain costs by the ICC rate orders; and the impact of favorable tax settlements at PECO in 2006.

Operating Revenues. Operating revenues increased due to an increase in wholesale and retail electric sales at Generation resulting from higher volumes of generation sold to the market at higher prices as a result of the expiration of the ComEd PPA at the end of 2006; income associated with the termination of Generation's PPA with State Line; the impact of rate changes and mix at ComEd due to the end of the rate freeze and the implementation of market-based rates for electricity; increased transmission revenues at ComEd resulting from the 2007 transmission rate case; increased rates for delivery services at ComEd; favorable weather conditions in the ComEd and PECO service territories; higher delivery volumes, excluding the effects of weather, at ComEd and PECO; and authorized electric generation rate increases under the 1998 restructuring agreement at PECO. These increases were partially offset by the impact of the Settlement; more non-residential customers at ComEd electing to purchase electricity from a competitive electric generation supplier; costs associated with ComEd's settlement agreement with the City of Chicago; and the expiration of certain wholesale contracts at ComEd. See further analysis and discussion of operating revenues by segment below.

Purchased Power and Fuel Expense. Purchased power and fuel expense increased due to higher market energy prices; unrealized mark-to-market losses on contracts not yet settled; a loss associated with Generation's tolling agreement with Georgia Power related to a contract with Tenaska; higher prices for electricity purchased by ComEd; and favorable weather conditions in the ComEd and PECO service territories. Purchased power represented 20% of Generation's total supply for 2007 and 2006. The increases in purchase power and fuel expense were partially offset by a favorable PJM billing settlement with PPL; more non-residential customers at ComEd electing to purchase electricity from a competitive electric generation supplier; and the expiration of certain wholesale contracts at ComEd. In 2007, as a result of the ICC-approved reverse-auction process, ComEd began procuring electricity, including ancillary services, under its supplier forward contracts from PJM-administered wholesale electricity markets. See further analysis and discussion of purchased power and fuel expense by segment below.

Operating and Maintenance Expense. Operating and maintenance expense increased primarily due to increased pension and non-pension postretirement benefits expense; the impact of inflationary cost pressures; a greater reduction in 2006 compared to 2007 in Generation's nuclear decommissioning obligation related to the AmerGen nuclear plants; increased uncollectible accounts expense at ComEd and PECO; incremental storm costs associated with storm damage in the ComEd service territory; a charitable contribution of $50 million to the Exelon Foundation; new nuclear site development costs for the evaluation and development of a new nuclear generating facility in Texas; increased tax consulting fees; and benefits of $201 million recorded at ComEd in 2006 as a result of the 2006 ICC rate orders. These increases were partially offset by a decrease in nuclear refueling outage costs associated with the fewer planned refueling outage days during 2007 compared to 2006; incremental storm costs in 2006 associated with storm damage in the PECO service territory; and a charge recorded in 2006 of approximately $55 million for the write-off of capitalized costs associated with the now terminated proposed merger with PSEG. See further discussion of operating and maintenance expenses by segment below.

Impairment of Goodwill. During 2006, ComEd recorded a $776 million impairment charge associated with its goodwill primarily due to the impacts of the ICC's July 2006 rate order.

Depreciation and Amortization Expense. Depreciation and amortization expense increased primarily due to scheduled CTC amortization at PECO and additional plant placed in service across Exelon. These increases were partially offset by lower amortization related to investments in synthetic fuel-producing facilities.

Taxes Other Than Income. Taxes other than income increased primarily due to an increase in utility taxes resulting from higher utility revenues at PECO and the impact of favorable tax settlements at PECO in 2006. These increases were partially offset by a reduction in the reserve related to the successful PURTA tax appeal at PECO.

Other Income and Deductions. The change in other income and deductions reflects interest income related to the favorable PJM billing settlement with PPL; a gain related to the sale of investments by Generation; income and gains associated with nuclear decommissioning trust funds, net of other than temporary impairments, primarily associated with changes in Generation's investment strategy; benefits of $87 million recorded by ComEd in 2006 as a result of the 2006 ICC rate order; and earnings associated with investments in synthetic fuel-producing facilities.

Effective Income Tax Rate. The effective income tax rate was 34.7% for 2007 compared to 43.1% for 2006. The 2007 rate decreased, as compared with 2006, primarily due to ComEd's non-deductible goodwill impairment charge in 2006 which increased the rate by 9.7% and a decrease of state tax expense in 2007 of 1.5% due to a tax restructuring to allow utilization of separate company losses for state income tax purposes, partially offset by a reduction in synthetic fuel credits of 1.7% in 2007 caused by an increase in the phase-out due to higher oil prices, and other changes amounting to 1.1%. See Note 12 of the Combined Notes to Consolidated Financial Statements for further details of the components of the effective income tax rates and discussion on the investments in synthetic fuel-producing facilities.

Discontinued Operations. On January 31, 2005, subsidiaries of Generation completed a series of transactions that resulted in Generation's sale of its investment in Sithe Energies, Inc (Sithe). In addition, Exelon has sold or wound down substantially all components of Exelon Enterprises Company, LLC (Enterprises). Accordingly, the results of operations and any gain or loss on the sale of these entities have been presented as discontinued operations within Exelon's (for Sithe and Enterprises) and Generation's (for Sithe) Consolidated Statements of Operations. See Notes 2 and 3 of the Combined Notes to Consolidated Financial Statements for further information regarding the presentation of Sithe and certain Enterprises businesses as discontinued operations.

Results of Operations by Business Segment

The comparisons of 2007 and 2006 operating results and other statistical information set forth below include intercompany transactions, which are eliminated in Exelon's consolidated financial statements.

Net Income (Loss) from Continuing Operations by Business Segment

	2007	2006	Favorable (unfavorable) variance
Generation	$2,025	$1,403	$ 622
ComEd	165	(112)	277
PECO	507	441	66
Other [(a)]	29	(142)	171
Total	$2,726	$1,590	$1,136

(a) Other primarily includes corporate operations, BSC, investments in synthetic fuel-producing facilities and intersegment eliminations.

Net Income (Loss) by Business Segment

	2007	2006	Favorable (unfavorable) variance
Generation	$2,029	$1,407	$ 622
ComEd	165	(112)	277
PECO	507	441	66
Other [(a)]	35	(144)	179
Total	$2,736	$1,592	$1,144

(a) Other primarily includes corporate operations, BSC, investments in synthetic fuel-producing facilities and intersegment eliminations.

Results of Operations—Generation

	2007	2006	Favorable (unfavorable) variance
Operating revenues	$10,749	$9,143	$1,606
Operating expenses			
Purchased power and fuel	4,451	3,978	(473)
Operating and maintenance	2,454	2,305	(149)
Depreciation and amortization	267	279	12
Taxes other than income	185	185	—
Total operating expenses	7,357	6,747	(610)
Operating income	3,392	2,396	996
Other income and deductions			
Interest expense	(161)	(159)	(2)
Equity in losses of unconsolidated affiliates	1	(9)	10
Other, net	155	41	114
Total other income and deductions	(5)	(127)	122
Income from continuing operations before income taxes	3,387	2,269	1,118
Income taxes	1,362	866	(496)
Income from continuing operations	2,025	1,403	622
Discontinued operations			
Gain on disposal of discontinued operations	4	4	—
Income from discontinued operations	4	4	—
Net income	$ 2,029	$1,407	$ 622

Net Income. Generation's net income for 2007 compared to 2006 increased primarily due to higher revenue, net of purchased power and fuel expense, more than offsetting inflationary and other cost pressures, a greater reduction in 2006 compared to 2007 in the nuclear decommissioning obligation related to the AmerGen nuclear plants and costs associated with the new nuclear plant COL application. Generation's revenue, net of purchased power and fuel expense, increased due to higher average margins primarily due to the end of the below-market price PPA with ComEd at the end of 2006, the contractual increase in the prices associated with Generation's PPA with PECO, the termination of the State Line PPA and a favorable PJM billing settlement with PPL in 2007, partially offset by amounts incurred in conjunction with the Settlement, net mark-to-market losses on derivative activities and the execution of the Georgia Power PPA. In addition to these impacts, Generation's net income for 2007 included (all after tax) gains of $38 million related to changes in Generation's investment strategy with the decommissioning trust fund investments, a gain on the sale of investments of $11 million and earnings of $4 million associated with the settlement of a tax matter related to Generation's previous investment in Sithe.

Operating Revenues. For 2007 and 2006, Generation's revenues were as follows:

Revenue	2007	2006	Variance	% Change
Electric sales to affiliates	$ 3,537	$4,674	$(1,137)	(24.3)%
Wholesale and retail electric sales	6,834	3,640	3,194	87.7%
Total energy sales revenue	10,371	8,314	2,057	24.7%
Retail gas sales	449	540	(91)	(16.9)%
Trading portfolio	43	14	29	207.1%
Other revenue [(a)]	(114)	275	(389)	(141.4)%
Total revenue	$10,749	$9,143	$ 1,606	17.6%

(a) Includes amounts incurred for the Settlement, income associated with the termination of the State Line PPA, revenues relating to fossil fuel sales and operating service agreements, and decommissioning revenue from PECO during 2007. Includes sales related to tolling agreements, fossil fuel sales and operating service agreements and decommissioning revenue from ComEd and PECO during 2006.

Sales (in GWhs)	2007	2006	Variance	% Change
Electric sales to affiliates	64,406	119,354	(54,948)	(46.0)%
Wholesale and retail electric sales	125,244	71,326	53,918	75.6%
Total sales	189,650	190,680	(1,030)	(0.5)%

Trading volumes of 20,323 GWhs and 31,692 GWhs for 2007 and 2006, respectively, are not included in the table above.

Electric sales to affiliates. The changes in Generation's electric sales to affiliates for 2007 compared to 2006 consisted of the following:

Electric sales to affiliates	Price	Volume	Increase (decrease)
ComEd	$650	$(2,035)	$(1,385)
PECO	169	79	248
Total	$819	$(1,956)	$(1,137)

In the ComEd territories, decreased volumes were the result of the expiration of Generation's PPA with ComEd effective December 31, 2006. The decrease was partially offset by higher prices received by Generation following the expiration of the PPA, under which Generation was receiving below-market rates. With the expiration of the PPA, Generation is now receiving higher prices from ComEd under the forward supply contracts.

In the PECO territories, higher prices were the result of a scheduled electric generation rate increase that took effect January 1, 2007.

Wholesale and retail electric sales. The changes in Generation's wholesale and retail electric sales for 2007 compared to 2006 consisted of the following:

	Increase (decrease)
Volume	$2,782
Price	412
Increase in wholesale and retail electric sales	$3,194

The increase in wholesale and retail electric sales was primarily the result of higher volumes of generation sold to the market as a result of the expiration of the ComEd PPA at the end of 2006.

Retail gas sales. Retail gas sales decreased $91 million for 2007 as compared to 2006, of which $53 million of the decrease was due to lower volumes as a result of lower demand and $38 million was due to lower realized prices.

Other revenues. The decrease in other revenues in 2007 compared to 2006 was primarily due to a $408 million decrease for amounts recorded related to the Settlement, a decrease of $86 million due to the cessation of a tolling agreement and a $66 million decrease related to the termination of decommissioning collections from ComEd in accordance with the terms and conditions of the ICC order which only permitted such collections through December 31, 2006, partially offset by income of $223 million related to the termination of the State Line PPA. Additionally, a $40 million decrease in other revenues was attributable to the sale of Termoeléctrica del Golfo (TEG) and Termoeléctrica Peñoles (TEP) on February 9, 2007 and the resulting absence of revenue thereafter.

Purchased Power and Fuel Expense. Generation's supply sources are summarized below:

Supply Source (in GWhs)	2007	2006	Variance	% Change
Nuclear generation [(a)]	140,359	139,610	749	0.5%
Purchases—non-trading portfolio	38,021	38,297	(276)	(0.7)%
Fossil and hydroelectric generation	11,270	12,773	(1,503)	(11.8)%
Total supply	189,650	190,680	(1,030)	(0.5)%

(a) Represents Generation's proportionate share of the output of its nuclear generating plants, including Salem, which is operated by PSEG Nuclear.

The following table presents changes in Generation's purchased power and fuel expense for 2007 compared to 2006. Generation considers the aggregation of purchased power and fuel expense as a useful measure to analyze the profitability of electric operations between periods. Generation has included the analysis below as a complement to the financial information provided in accordance with GAAP. However, the aggregation of purchased power and fuel expense is not a presentation defined under GAAP and may not be comparable to other companies' presentations or more useful than the GAAP information Generation provides elsewhere in this report.

(in millions)	Price	Volume	Increase (Decrease)
Purchased power costs [(a)]	$ 236	$ (47)	$189
Generation costs [(b)]	2	(5)	(3)
Fuel resale costs	(56)	(38)	(94)
Mark-to-market	n.m.	n.m.	275
Increase in purchased power and fuel expense			$367

(a) Excludes the net impact of $119 million loss recorded in 2007 associated with Generation's tolling agreement with Georgia Power related to the contract with Tenaska.

(b) Excludes the net impact of a $13 million one-time settlement with the Department of Energy recorded in 2006 for uranium enrichment services.

n.m. Not meaningful

Purchased Power Costs. Purchased power cost includes all costs associated with the procurement of electricity including capacity, energy and fuel costs associated with tolling agreements. Generation had lower purchased power volumes primarily due to lower volumes needed to supply ComEd as a result of the expiration of the PPA at December 31, 2006. Generation incurred overall higher prices for purchased power, partially offset by a decrease of $28 million due to the favorable PJM billing dispute settlement with PPL in 2007. See Note 13 of the Combined Notes to Consolidated Financial Statements.

Generation Costs. Generation costs include fuel cost for internally generated energy. Generation costs were relatively flat in 2007, as compared to 2006. The decrease in volume of $5 million was primarily due to lower fossil and hydroelectric generation, partially offset by higher nuclear generation.

Fuel Resale Costs. Fuel resale costs include retail gas purchases and wholesale fossil fuel expenses. The changes in Generation's fuel resale costs for 2007 as compared to 2006 consisted of overall lower prices resulting in a decrease of $56 million. Additionally, a decrease of $38 million was the result of lower volumes caused by lower demand.

Mark-to-market. Mark-to-market losses on power derivative activities were $253 million in 2007 compared to gains of $180 million in 2006. Mark-to-market gains on fuel derivative activities were $81 million in 2007 compared to losses of $77 million in 2006.

The following table presents average electric revenues, supply costs and margins per MWh of electricity sold during 2007, as compared to 2006. As denoted in the table, average electric margins are defined as average electric revenues less average electric supply costs. Generation considers average electric margins useful measures to analyze the change in profitability of electric operations between periods. Generation has included the analysis below as a complement to the financial information provided in accordance with GAAP. However, these margins may not be a presentation defined under GAAP and may not be comparable to other companies' presentations or more useful than the GAAP information Generation provides elsewhere in this report.

($/MWh)	2007	2006	% Change
Average electric revenue			
Electric sales to affiliates	$54.90	$39.16	40.2%
Wholesale and retail electric sales	54.59	51.03	7.0%
Total—excluding the trading portfolio	54.70	43.60	25.5%
Average electric supply cost (a)(b)—excluding the trading portfolio	$20.44	$18.02	13.4%
Average margin—excluding the trading portfolio	$34.26	$25.58	33.9%

(a) Average supply cost includes purchased power and fuel costs associated with electric sales. Average electric supply cost does not include fuel costs associated with retail gas sales.

(b) Excludes the net impact of the $119 million loss related to the execution of the Georgia Power PPA and costs related to the termination of the State Line PPA during the twelve months ended December 31, 2007.

The following table presents nuclear fleet operating data for 2007 as compared to 2006. As demonstrated in the table, nuclear fleet capacity factor is defined as the ratio of the actual output of a plant over a period of time and its output if the plant had operated at full capacity for that time period. Nuclear fleet production cost is defined as the costs to produce one (1) MWh of energy, including fuel, materials, labor, contracting and other miscellaneous costs, but excludes depreciation. Generation considers capacity factor and production costs useful measures to analyze the nuclear fleet production between periods. Generation has included the analysis below as a complement to the financial information provided in accordance with GAAP. However, these measures may not be a presentation defined under GAAP and may not be comparable to other companies' presentations or more useful than the GAAP information provided elsewhere in this report.

	2007	2006
Nuclear fleet capacity factor (a)	94.5%	93.9%
Nuclear fleet production cost per MWh (a)	$14.46	$13.85

(a) Excludes Salem, which is operated by PSEG Nuclear.

The nuclear fleet capacity factor increased primarily due to fewer outage days during 2007 compared to 2006. For 2007 and 2006, refueling outage days totaled 195 and 237, respectively, and non-refueling outage days totaled 59 and 71, respectively. The higher number of net MWh's generated and lower costs due to fewer planned refueling outage days were offset by higher costs for labor, nuclear fuel, NRC reactor fees, security costs and material condition work, resulting in an increase in the production cost per MWh for 2007 as compared to 2006.

Operating and Maintenance Expense. The increase in operating and maintenance expense for 2007 compared to 2006 consisted of the following:

	Increase (Decrease)
Payroll, pension and benefit costs	$ 85
New nuclear site development costs	49
Decommissioning-related activities	40
TEG and TEP related expenses	(39)
Nuclear refueling outage costs including the co-owned Salem plant	(32)
Contractor expenses	24
Corporate allocations	14
Other	8
Increase in operating and maintenance expense	$149

- The $85 million increase in payroll, pension and benefit costs reflected the impact of inflation as well as an increase in various direct fringe costs.
- The $49 million increase in new nuclear site development costs was due to costs incurred for the evaluation and development of a new nuclear generating facility in Texas, including fees and costs related to the COL, reservation payments for long-lead components of the project, and other site evaluation and development costs.
- The $40 million increase in nuclear decommissioning-related activities was primarily associated with the recognition of a credit of $29 million, compared to a credit of $149 million recognized in 2006, representing reductions in the asset retirement obligation in excess of the asset retirement cost balance for the AmerGen units. Additionally, decommissioning-related activities decreased by $66 million resulting from the termination of revenue collections on December 31, 2006 from ComEd, which likewise no longer required an offset through operating and maintenance expense, and decreased by $14 million due to the offset of certain income-taxes associated with decommission-related activity.
- The $39 million decrease in expenses related to TEG and TEP was due to the sale of the investment in 2007.
- The $32 million decrease in nuclear refueling outage costs was associated with the fewer planned refueling outage days during 2007 compared to 2006.
- The $24 million increase in contractor expense was primarily related to staff augmentation and maintenance work at the nuclear, fossil and hydroelectric plants.
- The $14 million increase in corporate support service costs reflected an increase in a variety of BSC services allocated to Generation, including legal, human resources, financial, information technology and supply management services.

Depreciation and Amortization. The decrease in depreciation and amortization expense for 2007 compared to 2006 was primarily due to the reassessment of the useful lives, for accounting purposes, of several fossil facilities and the write-off of certain asset retirement costs in 2006.

Interest Expense. The increase in net interest expense for 2007 compared to 2006 was primarily attributable to an increase in interest expense related to a change in the estimate of the FIN 48 tax interest calculation and an increase in interest expense related to the bond issuance during the third quarter of 2007, partially offset by an interest payment accrued in 2006 for the settlement of a tax matter, a decline in the amount of commercial paper that was outstanding and an increase in average cash-on-hand balances during 2007 compared to 2006.

Other, Net. The increase in other, net in 2007 compared to 2006 reflects a gain on sale of investments recognized in 2007 and income and gains associated with nuclear decommissioning trust funds, net of other than temporary impairments, primarily associated with changes in Generation's investment strategy. Effective January 1, 2008, the utilization of the fair value option under SFAS No. 159 for nuclear decommissioning trust funds will allow Generation to recognize unrealized gains, which will be included in other, net in Generation's Consolidated Statements of Operations. See Note 1 of the Combined Notes to Consolidated Financial Statements for additional information regarding the impact of adoption of SFAS No. 159.

Effective Income Tax Rate. The effective tax rate was 40.2% for 2007 compared to 38.2% for 2006. The increase in the effective tax rate was attributable to an increase in deferred tax expense associated with the generation portion of ComEd's research and development settlement as well as ComEd's and PECO's application of the indirect cost capitalization method settlement guidelines recorded in the fourth quarter of 2007. In addition, realized gains recognized in the fourth quarter by the qualified nuclear decommissioning trusts also contributed to the increase in the effective tax rate. See Note 12 of the Combined Notes to Consolidated Financial Statements for further details of the components of the effective income tax rates.

Discontinued Operations. On January 31, 2005, subsidiaries of Generation completed a series of transactions that resulted in Generation's sale of its investment in Sithe. Accordingly, the results of operations and the gain on the sale of Sithe have been presented as discontinued operations within Generation's Consolidated Statements of Operations. Generation's Consolidated Statement of Income for 2007 reflects a $4 million (after tax) gain on the disposal of discontinued operations related primarily to Sithe, resulting from a settlement agreement between a subsidiary of Sithe, the Pennsylvania Attorney General's Office and the Pennsylvania Department of Revenue regarding a previously disputed tax position asserted for the 2000 tax year. Generation's Consolidated Statement of Income and Comprehensive Income for 2006 reflects a $4 million (after tax) gain on disposal of discontinued operations. See Notes 2 and 3 of the Combined Notes to Consolidated Financial Statements for further information regarding the presentation of Sithe as discontinued operations.

Results of Operations—ComEd

	2007	2006	Favorable (unfavorable) variance
Operating revenues	$6,104	$6,101	$ 3
Purchased power expense	3,747	3,292	(455)
Revenue net of purchased power expense	2,357	2,809	(452)
Other operating expenses			
Operating and maintenance	1,091	745	(346)
Impairment of goodwill	—	776	776
Depreciation and amortization	440	430	(10)
Taxes other than income	314	303	(11)
Total other operating expenses	1,845	2,254	409
Operating income	512	555	(43)
Other income and deductions			
Interest expense, net	(318)	(308)	(10)
Equity in losses of unconsolidated affiliates	(7)	(10)	3
Other, net	58	96	(38)
Total other income and deductions	(267)	(222)	(45)
Income before income taxes	245	333	(88)
Income taxes	80	445	365
Net income (loss)	$ 165	$ (112)	$ 277

Net Income. As more fully described below, ComEd's net income (loss) for 2007 compared to 2006 reflected the impact of a goodwill impairment charge in 2006 partially offset by higher purchased power expense, higher operating and maintenance expense, and the impacts of the 2006 benefits associated with reversing previously incurred expenses as a result of the July 2006 ICC rate order. Since January 2007, a substantial portion of ComEd's revenues represents the recovery of its costs of procuring energy, which it is allowed to pass-along to its customers without mark-up. While ComEd's 2007 results reflect an $83 million annual revenue requirement increase as allowed by the ICC, this revenue requirement increase was based generally on 2004 costs and does not include the impacts of increased operating expenses since 2004 or additional net capital investment since the end of 2005. ComEd filed a new delivery service rate case with the ICC in October 2007 based on a 2006 test year and also filed a transmission rate case with FERC during the first quarter of 2007. Resolution of the transmission rate case in 2007 resulted in an increase in first year annual transmission network service revenue requirement of approximately $93 million. The rate increases were requested to help reduce the regulatory lag related to recovery of ComEd's costs and returns on its investments. See Note 4 of the Combined Notes to Consolidated Financial Statements for further discussion. In 2007, ComEd incurred increased costs associated with transitioning from the rate freeze period, including implementing the rate relief programs.

Operating Revenues and Purchased Power Expense. ComEd evaluates its operating performance using the measure of revenue net of purchased power expense. ComEd believes revenue net of purchased power expense is a useful measurement because it provides information that can be used to evaluate its operational performance. ComEd has included the analysis below as a complement to the financial information provided in accordance with GAAP. However, revenue net of purchased power expense is not a presentation defined under GAAP and may not be comparable to other companies' presentations or more useful than the GAAP information provided elsewhere in this report.

The changes in operating revenues, purchased power expense and revenue net of purchased power expense for 2007 compared to 2006 consisted of the following:

	Increase (Decrease)		
	Operating Revenues	Purchased Power Expense	Revenue Net of Purchased Power Expense
Rate changes and mix	$ 748	$1,346	$(598)
Rate Relief Program	(33)	—	(33)
Transmission	115	(17)	132
Weather	141	83	58
Delivery volume	20	—	20
Customer choice	(917)	(917)	—
Other	(71)	(40)	(31)
Total increase (decrease)	$ 3	$ 455	$(452)

Rate changes and mix

Revenue. The increase in revenue related to rate changes and mix primarily reflects the end of the rate freeze and the implementation of market-based rates for electricity and the impact of the distribution rate increase. In 2006, most customers were charged a bundled rate that included distribution, transmission and the cost of electricity. Additionally, under Illinois law, no CTCs are permitted to be collected after 2006. As of January 2007, ComEd began billing customers on an unbundled basis, which includes separate charges for distribution, transmission and electricity. Given the relatively small increase of $83 million approved by the ICC in the annual distribution revenue requirements, the majority of the change in year-over-year pricing was driven by the inclusion of market-based electricity rates. The market-based electricity rates were determined through the reverse-auction competitive bidding process. See Note 4 of the Combined Notes to Consolidated Financial Statements for more information. Additionally starting in 2007, ComEd is recovering former manufactured gas plant remediation costs from customers.

Purchased Power. Purchased power increased due to higher electricity prices. The PPA with Generation terminated at the end of 2006. In 2007, as a result of the ICC-approved reverse-auction process, ComEd began procuring electricity, including ancillary services, under its supplier forward contracts for the blended and annual products and from PJM-administered wholesale electricity markets for the hourly product. See Note 4 of the Combined Notes to Consolidated Financial Statements for more information on the reverse-auction process.

Rate Relief Program

Revenue. As part of its program for customer rate relief, ComEd is funding a portion of the credits issued to customers. See Note 4 of the Combined Notes to Consolidated Financial Statements for more information on the Rate Relief Programs.

Transmission

Revenue. In 2007, ComEd experienced increased revenue from the provision of transmission services resulting from increased peak and kWh load within the ComEd service territory. Additionally on June 5, 2007, FERC issued an order in ComEd's transmission rate case conditionally approving ComEd's proposal to implement a formula-based transmission rate and associated rate increase effective May 1, 2007, subject to refund. See Note 4 of the Combined Notes to Consolidated Financial Statements for more information on the Transmission Rate Case.

Purchased Power. Effective December 1, 2004, PJM became obligated to pay SECA collections to ComEd and ComEd became obligated to pay SECA charges. These charges were being collected subject to refund as they are being disputed. ComEd recorded SECA collections and payments on a net basis through purchased power expense. SECA charges expired on March 31, 2006. As ComEd was a net collector of SECA charges, ComEd recorded $5 million of net SECA collections in 2006. Also during 2006, ComEd adjusted its reserve for possible SECA refunds. In 2007, based on FERC approval of certain settlements, ComEd reduced its reserve for possible SECA refunds to reflect management's best estimate of the remaining amounts that will ultimately be required to be refunded. The reserve existing at December 31, 2007 continues to represent management's best estimate. Management of ComEd believes that the appropriate reserve has been established in the event that some portion of the remaining SECA collections that are not settled are required to be refunded. See Note 4 of the Combined Notes to Consolidated Financial Statements for more information on the SECA rates.

Weather

Revenue. Revenues were higher due to favorable weather conditions for 2007 compared to 2006. The demand for electricity is affected by weather conditions. Very warm weather in summer months and very cold weather in other months are referred to as "favorable weather conditions" because these weather conditions result in increased deliveries of electricity. Conversely, mild weather in non-summer months reduces demand. In ComEd's service territory, heating degree days were 8% higher and cooling degree days were 19% higher during 2007 compared to 2006.

Purchased Power. The increase in purchased power expense attributable to weather resulted from higher demand due to favorable weather conditions in the ComEd service territory relative to the prior year.

Delivery volume

Revenue. The increase in revenues for the provision of distribution services primarily resulted from an increase in deliveries, excluding the effects of weather, due to an increased number of customers.

Customer choice

Revenue. All ComEd customers have the choice to purchase electricity from a competitive electric generation supplier. This choice does not impact the volume of deliveries, but affects revenue collected from customers related to supplied electricity and generation service. As of December 31, 2007, three competitive electric generation suppliers had been granted approval to serve residential customers in the ComEd service territory. However, these suppliers are not currently supplying electricity to any of ComEd's residential customers.

As a result of ComEd's higher electricity rates, more non-residential customers have elected to have a competitive electric generation supplier provide their electricity. For 2007 and 2006, 48% and 28%, respectively, of electricity delivered to ComEd's retail customers was provided by competitive electric generation suppliers or the ComEd power purchase option (PPO) which is based on market-based rates. Most of the customers previously receiving electricity under the PPO are now electing either to buy their electricity from a competitive electric generation supplier or from ComEd under tariff rates.

	2007	2006
Retail customers purchasing electricity from a competitive electric generation supplier or the ComEd PPO:		
Number of customers at period end	44,200	20,300
Percentage of total retail customers	1%	(b)
Volume (GWhs) (a)	45,070	25,521
Percentage of total retail deliveries	48%	28%

(a) One GWh is the equivalent of one million kWh.
(b) Less than one percent.

Purchased Power. The decrease in purchased power expense from customer choice was primarily due to more ComEd non-residential customers electing to purchase electricity from a competitive electric generation supplier.

Other

Revenue—Wholesale Contracts. ComEd's revenue decreased $64 million as a result of certain wholesale contracts expiring in May 2007.

Revenue—City of Chicago Settlement. ComEd paid $23 million under the terms of its 2007 settlement agreement with the City of Chicago, which was recorded as a reduction of revenue. See Note 4 of the Combined Notes to Consolidated Financial Statements for more information.

Revenue—Economic Hedge Derivative Contracts. During 2007 as compared to 2006, ComEd had a net $6 million increase in economic hedge derivative contracts activity, including mark-to-market adjustments and settlements.

Purchased Power—Wholesale Contracts. ComEd's purchased power decreased $50 million as a result of certain wholesale contracts expiring in May 2007.

Operating and Maintenance Expense. The changes in operating and maintenance expense for 2007 compared to 2006 consisted of the following:

	Increase (Decrease)
ICC rate order [(a)]	$201
Contracting	31
Allowance for uncollectible accounts expense [(b)]	26
Wages and salaries	23
Incremental storm-related costs	19
Fringe benefits [(c)]	14
Corporate allocations	11
Materials and supplies expense	8
Post rate freeze period transition expenses [(d)]	7
Postage	7
Other	(1)
Increase in operating and maintenance expense	$346

(a) As a result of the July 2006 ICC rate order and the December 2006 ICC rehearing order, ComEd recorded one-time benefits associated with reversing previously incurred expenses including severance costs, manufactured gas plant (MGP) costs, procurement case and rate case costs.

(b) This increase resulted from a change in collectibility assumptions in response to changes in the customer payment patterns, changes in customer prices, changes in termination practices and certain changes in business and economic conditions.

(c) Reflects increases in various fringe benefits primarily due to increased pension and other postretirement benefits costs.

(d) Includes increased advertising costs, costs associated with the Rate Relief programs and other costs associated with transitioning to the post rate freeze period. See Note 4 of the Combined Notes to Consolidated Financial Statements for more information.

Impairment of Goodwill. ComEd performs an assessment of goodwill for impairment at least annually, or more frequently if events or circumstances indicate that goodwill might be impaired. The assessment compares the carrying value of goodwill to the estimated fair value of goodwill as of a point in time. The estimated fair value incorporates management's assessment of current events and expected future cash flows. See Note 8 of the Combined Notes to the Consolidated Financial Statements for additional information. During the third quarter of 2006, ComEd completed an interim assessment of goodwill for impairment purposes to reflect the adverse affects of the ICC's July 2006 rate order. The assessment indicated that ComEd's goodwill was impaired and a charge of $776 million was recorded. ComEd's 2007 annual goodwill impairment assessment (performed in the fourth quarter) resulted in no additional impairment. ComEd had approximately $2.6 billion of remaining goodwill as of December 31, 2007.

Depreciation and Amortization Expense. The changes in depreciation and amortization expense for 2007 compared to 2006 consisted of the following:

	Increase (decrease)
Depreciation expense associated with higher plant balances	$15
Other amortization expense	(5)
Increase in depreciation and amortization expense	$10

In 2006, ComEd's amortization primarily reflected $43 million of the amortization of the regulatory asset for recoverable transition costs, while in 2007, ComEd's amortization primarily reflected the initial $35 million of amortization of the various regulatory assets authorized by the ICC in its 2006 orders. See Notes 19 and 20 of the Combined Notes of the Consolidated Financial statements for more information.

Taxes Other Than Income. Taxes other than income increased for 2007 compared to 2006 primarily as a result of a $7 million refund of Illinois Electricity Distribution tax received in 2006.

Interest Expense, Net. The increase in interest expense, net for 2007 compared to 2006 consisted of the following:

	Increase (decrease)
Interest expense on debt [(a)]	$ 24
Amortization of debt-related costs [(b)]	20
Interest expense related to uncertain tax positions [(c)]	(32)
Other	(2)
Increase in interest expense, net	$ 10

(a) This increase resulted from higher debt balances and higher interest rates.

(b) In 2007, ComEd's interest expense, net reflected the initial amortization of the regulatory asset related to the early debt retirement costs authorized by the ICC in 2006.

(c) ComEd adopted FIN 48 on January 1, 2007. See Note 12 of the Combined Notes of the Consolidated Financial statements for more information.

Other, Net. The changes in other, net for 2007 compared to 2006 consisted of the following:

	Increase (Decrease)
ICC rate order [(a)]	$(87)
Interest income related to uncertain tax positions [(b)]	41
Gain on disposal of assets and investments, net	4
Other	4
Decrease in other, net	$(38)

(a) As a result of the July 2006 ICC rate order, ComEd recorded one-time benefits associated with reversing previously incurred expenses to retire debt early.

(b) ComEd adopted FIN 48 on January 1, 2007. See Note 12 of the Combined Notes of the Consolidated Financial statements for more information.

Effective Income Tax Rate. The effective income tax rate was 32.7% for 2007, compared to 133.6% for 2006. The decrease in the effective tax rate was primarily due to the non-deductible impairment charge in 2006 associated with ComEd's goodwill accounting. The non-deductible goodwill impairment charge decreased income (loss) before income taxes which increased the effective tax rate from continuing operations by 81.6% in 2006. The balance of the reduction was due to a benefit recorded for the indirect cost capitalization change in 2007. See Note 12 of the Combined Notes to Consolidated Financial Statements for further details of the components of the effective income tax rates.

Electric Operating Statistics and Revenue Detail

Retail Deliveries—(in GWhs)	2007	2006	Variance	% Change
Full service [(a)]				
Residential	29,374	28,330	1,044	3.7%
Small commercial & industrial	16,452	24,122	(7,670)	(31.8)%
Large commercial & industrial	1,915	10,336	(8,421)	(81.5)%
Public authorities & electric railroads	766	2,254	(1,488)	(66.0)%
Total full service	48,507	65,042	(16,535)	(25.4)%
PPO				
Small commercial & industrial	16	2,475	(2,459)	(99.4)%
Large commercial & industrial	34	2,259	(2,225)	(98.5)%
	50	4,734	(4,684)	(98.9)%
Delivery only [(b)]				
Small commercial & industrial	17,380	5,505	11,875	n.m.
Large commercial & industrial	27,122	15,282	11,840	77.5%
Public authorities & electric railroads	518	—	518	n.m.
	45,020	20,787	24,233	116.6%
Total PPO and delivery only	45,070	25,521	19,549	76.6%
Total retail deliveries	93,577	90,563	3,014	3.3%

(a) Full service reflects deliveries to customers taking electric service under tariffed rates.

(b) Delivery only service reflects customers electing to receive generation service from a competitive electric generation supplier.

n.m. Not meaningful.

Electric Revenue	2007	2006	Variance	% Change
Full service [(a)]				
Residential	$3,161	$2,453	$ 708	28.9%
Small commercial & industrial	1,618	1,882	(264)	(14.0)%
Large commercial & industrial	151	563	(412)	(73.2)%
Public authorities & electric railroads	67	137	(70)	(51.1)%
Total full service	4,997	5,035	(38)	(0.8)%
PPO [(b)]				
Small commercial & industrial	1	178	(177)	(99.4)%
Large commercial & industrial	3	137	(134)	(97.8)%
	4	315	(311)	(98.7)%
Delivery only [(c)]				
Small commercial & industrial	261	85	176	n.m.
Large commercial & industrial	276	155	121	78.1%
Public authorities & electric railroads	5	—	5	n.m.
	542	240	302	125.8%
Total PPO and delivery only	546	555	(9)	(1.6)%
Total electric retail revenues	5,543	5,590	(47)	(0.8)%
Other revenues [(d)]	561	511	50	9.8%
Total operating revenues	$6,104	$6,101	$ 3	n.m.

(a) Full service revenue reflects deliveries to customers taking electric service under tariffed rates, which include the cost of energy and the cost of the transmission and the distribution of the energy.

(b) Revenues from customers choosing the PPO include an energy charge at market rates, transmission and distribution charges, and a CTC through December 2006.

(c) Delivery only revenues reflect revenue under tariff rates from customers electing to receive electricity from a competitive electric generation supplier, which includes a distribution charge and a CTC through December 2006.

(d) Other revenues include transmission revenue (including revenue from PJM), sales to municipalities, other wholesale energy sales and economic hedge derivative contracts.

n.m. Not meaningful

Results of Operations—PECO

	2007	2006	Favorable (unfavorable) variance
Operating revenues	$5,613	$5,168	$ 445
Purchased power expense and fuel expense	2,983	2,702	(281)
Revenue net of purchased power expense and fuel expense	2,630	2,466	164
Other operating expenses			
Operating and maintenance	630	628	(2)
Depreciation and amortization	773	710	(63)
Taxes other than income	280	262	(18)
Total other operating expenses	1,683	1,600	(83)
Operating income	947	866	81
Other income and deductions			
Interest expense, net	(248)	(266)	18
Equity in losses of unconsolidated affiliates	(7)	(9)	2
Other, net	45	30	15
Total other income and deductions	(210)	(245)	35
Income before income taxes	737	621	116
Income taxes	230	180	(50)
Net income	507	441	66
Preferred stock dividends	4	4	—
Net income on common stock	$ 503	$ 437	$ 66

Net Income. PECO's net income for 2007 compared to 2006 increased primarily due to higher operating revenues net of purchased power and fuel expense, which reflected increased sales from favorable weather conditions, increased usage across all customer classes for both electric and gas, the completion of certain authorized rate increases that began in 2006 and the favorable settlement of a PJM billing dispute, as well as the recognition of income resulting from a reduction in the reserve after the successful PURTA tax appeal. Partially offsetting these factors was higher scheduled CTC amortization, which was in accordance with the 1998 restructuring settlement mandated by the Competition Act.

Electric and Gas Operating Revenues, Purchased Power Expense and Fuel Expense. PECO believes revenue net of purchased power expense and revenue net of fuel expense are useful measurements because they provide information that can be used to evaluate its operational performance. PECO has included the analysis below as a complement to the financial information provided in accordance with GAAP. However, revenue net of purchased power expense and fuel expense is not a presentation defined under GAAP and may not be comparable to other companies' presentations or more useful than the GAAP information provided elsewhere in this report.

The changes in PECO's operating revenues, purchased power expense and fuel expense and revenue net of purchased power and fuel expense for 2007 compared to 2006 consisted of the following:

	Increase (Decrease)								
	Electric			Gas			Total		
	Operating Revenues	Purchased Power Expense	Net	Operating Revenues	Fuel Expense	Net	Operating Revenues	Purchased Power Expense and Fuel Expense	Net
Weather	$108	$ 47	$ 61	$ 119	$ 98	$ 21	$227	$145	$ 82
Volume	82	32	50	4	6	(2)	86	38	48
Rate increases (decreases)	195	184	11	(114)	(114)	—	81	70	11
Settlement of PJM billing dispute	—	(10)	10	—	—	—	—	(10)	10
Customer choice	8	8	—	—	—	—	8	8	—
Other rate changes and mix	(28)	(3)	(25)	5	8	(3)	(23)	5	(28)
Other	38	4	34	28	21	7	66	25	41
Total increase	$403	$262	$141	$ 42	$ 19	$ 23	$445	$281	$164

Weather

Revenues. The demand for electricity and gas is affected by weather conditions. With respect to the electric business, very warm weather in summer months and, with respect to the electric and gas businesses, very cold weather in other months are referred to as "favorable weather conditions" because these weather conditions result in increased deliveries of electricity and gas. Conversely, mild weather reduces demand. Revenues were higher due to favorable weather conditions in PECO's service territory, where heating degree days and cooling degree days were 16% and 15% higher, respectively, during 2007 compared to 2006.

Purchased Power and Fuel Expense. The increase in purchased power and fuel expense attributable to weather was due to higher demand as a result of favorable weather conditions in the PECO service territory relative to the prior year.

Volume

Revenues. The increase in revenues as a result of higher delivery volume, exclusive of the effects of weather and customer choice, reflected increased usage across all customer classes for electric and gas and the impact of an increased number of electric customers in all customer classes and gas customers in the residential and small commercial and industrial classes.

Purchased Power and Fuel Expense. The increase in expenses as a result of higher delivery volume, exclusive of the effects of weather and customer choice, reflected increased usage across all customer classes for electric and gas and the impact of an increased number of electric customers in all customer classes and gas customers in the residential and small commercial and industrial classes.

Rate increases (decreases)

Revenues. The total increase in electric revenues attributable to electric rate increases of $195 million reflected $184 million related to a scheduled electric generation rate increase, which was effective for customer bills for electric generation service delivered after customers' January 2007 meter readings. This electric generation rate increase represented the last scheduled rate increase through 2010 under PECO's 1998 restructuring settlement. This rate increase did not affect operating income as PECO incurred corresponding and offsetting purchased power expense under its PPA with Generation. The increase in electric revenues attributable to electric rate increases also reflected $11 million associated with the completion in January 2007 of scheduled CTC and distribution rate increases that began in 2006. The decrease in gas revenues was due to lower market prices for gas, on which the PAPUC-approved rates, which are adjusted quarterly in accordance with the purchased gas adjustment clause, are based. The average purchased gas cost rate per million cubic feet in effect for 2007 was 17% lower than the average rate for 2006.

Purchased Power and Fuel Expense. The increase in purchased power expense attributable to electric rate increases reflected the scheduled generation rate increase under the PPA with Generation, which directly offset the increase in revenues. The decrease in fuel expense reflected lower gas prices.

Settlement of PJM billing dispute

Purchased Power. PECO's purchased power expense decreased $10 million due to the settlement of a PJM billing dispute with PPL. See Note 19 of the Combined Notes to Consolidated Financial Statements for further discussion.

Customer choice

Revenues and Purchased Power. For 2007 and 2006, 2% of energy delivered to PECO's retail customers was provided by competitive electric generation suppliers.

All PECO customers have the choice to purchase energy from a competitive electric generation supplier. This choice does not impact the volume of deliveries, but affects revenue collected from customers related to supplied energy and generation service. PECO's operating income is not affected by customer choice since any increase or decrease in revenues is completely offset by any related increase or decrease in purchased power expense.

	2007	2006
Retail customers purchasing energy from a competitive electric generation supplier:		
Number of customers at period end	29,200	34,400
Percentage of total retail customers	2%	2%
Volume (GWhs) [(a)]	627	767
Percentage of total retail deliveries	2%	2%

(a) One GWh is the equivalent of one million kilowatthours (kWh).

The increase in electric retail revenue and expense associated with customer choice reflected customers, primarily from the small commercial and industrial customer class, returning to PECO as their electric supplier.

Other rate changes and mix

Revenues. The decrease in electric revenues attributable to other rate changes and mix primarily reflected the effects of rate blocking, whereby certain customer charges per unit of energy are reduced when customer usage by certain commercial and industrial customers exceeds a certain threshold.

Other revenues and expenses

Revenues. The increase in electric revenues was primarily due to increased late payment fees and other factors, none of which were individually significant. The increase in gas revenues was primarily due to increased off-system sales.

Purchased Power and Fuel. The increase in fuel expense was due to increased off-system sales.

Operating and Maintenance Expense. The increase in operating and maintenance expense for 2007 compared to 2006 consisted of the following:

	Increase (Decrease)
Allowance for uncollectible accounts expense [(a)]	$ 13
Contracting [(b)]	12
Wages and salaries	9
Fringe benefits [(c)]	6
Environmental reserve [(d)]	4
Injuries and damages expense	3
Incremental storm-related costs [(e)]	(39)
Severance-related expenses	(5)
PSEG merger integration costs incurred in 2006	(4)
Other	3
Increase in operating and maintenance expense	$ 2

(a) Reflects higher 2007 expense primarily associated with a revision of estimated uncollectible accounts in response to certain changes in business and economic conditions.
(b) Reflects higher 2007 contracting expense primarily associated with vegetation management services and tax consulting.
(c) Reflects stock compensation, pension and other postretirement benefit costs, among other fringe benefits.
(d) Reflects lower expense in 2006 due to a settlement related to a Superfund site.
(e) Reflects higher 2006 storm-related costs primarily associated with a significant storm in the third quarter of 2006.

Depreciation and Amortization Expense. The increase in depreciation and amortization expense for 2007 compared to 2006 consisted of the following:

	Increase (decrease)
CTC amortization [(a)]	$69
Accelerated amortization of PECO billing system [(b)]	(9)
Other	3
Increase in depreciation and amortization expense	$63

(a) PECO's additional amortization of the CTC is in accordance with its original settlement under the Pennsylvania Competition Act.
(b) In January 2005, as part of a broader systems strategy at PECO associated with the proposed merger with PSEG, Exelon's Board of Directors approved the implementation of a new customer information and billing system at PECO. The approval of this new system required the accelerated amortization of PECO's existing system through 2006 and the recognition of additional amortization expense of $9 million in 2006. The new system was implemented in 2006.

Taxes Other Than Income. The increase in taxes other than income for 2007 compared to 2006 consisted of the following:

	Increase (Decrease)
Taxes on utility revenues [(a)]	$ 25
State franchise tax adjustment in 2006 [(b)]	7
Sales and use tax adjustment in 2006 [(b)]	5
Reduction of reserve related to PURTA tax appeal [(c)]	(17)
Other	(2)
Increase in taxes other than income	$ 18

(a) The increase in tax expense was offset by a corresponding increase in revenues, as these taxes were collected from customers and remitted to the taxing authorities.
(b) Represents the reduction of tax accruals in 2006 following settlements related to prior year tax assessments.
(c) See Note 19 of the Combined Notes to Consolidated Financial Statements for additional information regarding PURTA activity.

Interest Expense, Net. The decrease in interest expense, net for 2007 compared to 2006 was primarily due to scheduled payments on lower long-term debt balances owed to PECO Energy Transition Trust (PETT), partially offset by an increase in interest expense associated with a higher amount of outstanding long-term first and refunding mortgage bonds.

Other, Net. The increase in other, net for 2007 compared to 2006 was primarily due to interest income recorded as a result of the reduction in the reserve after the successful PURTA tax appeal and interest income related to uncertain tax positions under FIN 48. Partially offsetting these factors were a 2006 investment tax credit refund and a 2006 research and development credit refund. See Note 20 of the Combined Notes to the Consolidated Financial Statements for further details of the components of other, net. See Notes 1 and 12 of the Combined Notes to Consolidated Financial Statements for additional information regarding the adoption of FIN 48. See Note 19 of the Combined Notes to the Consolidated Financial Statement for additional information regarding PURTA activity.

Effective Income Tax Rate. PECO's effective income tax rate was 31.2% for 2007 compared to 29.0% for 2006. The increase in the effective tax rate was primarily due to an investment tax credit refund and a research and development credit refund in 2006, partially offset by the benefit recorded for the indirect cost capitalization method change in 2007. See Note 12 of the Combined Notes to Consolidated Financial Statements for further details of the components of the effective income tax rates.

PECO Electric Operating Statistics and Revenue Detail

PECO's electric sales statistics and revenue detail are as follows:

Retail Deliveries—(in GWhs)	2007	2006	Variance	% Change
Full service [(a)]				
Residential	13,446	12,796	650	5.1%
Small commercial & industrial	8,288	7,818	470	6.0%
Large commercial & industrial	16,522	15,898	624	3.9%
Public authorities & electric railroads	930	906	24	2.6%
Total full service	39,186	37,418	1,768	4.7%
Delivery only [(b)]				
Residential	42	61	(19)	(31.1)%
Small commercial & industrial	571	671	(100)	(14.9)%
Large commercial & industrial	14	35	(21)	(60.0)%
Total delivery only	627	767	(140)	(18.3)%
Total retail deliveries	39,813	38,185	1,628	4.3%

(a) Full service reflects deliveries to customers taking electric service under tariffed rates.
(b) Delivery only service reflects customers receiving electric generation service from a competitive electric generation supplier.

Electric Revenue	2007	2006	Variance	% Change
Full service [(a)]				
Residential	$1,948	$1,780	$168	9.4%
Small commercial & industrial	1,042	943	99	10.5%
Large commercial & industrial	1,386	1,286	100	7.8%
Public authorities & electric railroads	89	83	6	7.2%
Total full service	4,465	4,092	373	9.1%
Delivery only [(b)]				
Residential	4	5	(1)	(20.0)%
Small commercial & industrial	30	36	(6)	(16.7)%
Large commercial & industrial	—	1	(1)	(100.0)%
Total delivery only	34	42	(8)	(19.0)%
Total electric retail revenues	4,499	4,134	365	8.8%
Other revenue [(c)]	276	238	38	16.0%
Total electric and other revenue	$4,775	$4,372	$403	9.2%

(a) Full service revenue reflects revenue from customers taking electric service under tariffed rates, which includes the cost of energy, the cost of the transmission and the distribution of the energy and a CTC.
(b) Delivery only revenue reflects revenue from customers receiving generation service from a competitive electric generation supplier, which includes a distribution charge and a CTC.
(c) Other revenue includes transmission revenue from PJM and other wholesale energy sales.

PECO's Gas Sales Statistics and Revenue Detail

PECO's gas sales statistics and revenue detail were as follows:

Deliveries to customers (in million cubic feet (mmcf))	2007	2006	Variance	% Change
Retail sales	58,968	50,578	8,390	16.6%
Transportation	27,632	25,527	2,105	8.2%
Total	86,600	76,105	10,495	13.8%

Revenue	2007	2006	Variance	% Change
Retail sales	$ 784	$ 770	$ 14	1.8%
Transportation	17	16	1	6.3%
Resales and other	37	10	27	n.m.
Total gas revenue	$ 838	$ 796	$ 42	5.3%

n.m. Not meaningful

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Results of Operations—Exelon

	2006	2005	Favorable (unfavorable) variance
Operating revenues	$15,655	$15,357	$ 298
Operating expenses			
Purchased power and fuel	5,232	5,670	438
Operating and maintenance	3,868	3,694	(174)
Impairment of goodwill	776	1,207	431
Depreciation and amortization	1,487	1,334	(153)
Taxes other than income	771	728	(43)
Total operating expenses	12,134	12,633	499
Operating income	3,521	2,724	797
Other income and deductions			
Interest expense	(616)	(513)	(103)
Interest expense to affiliates, net	(264)	(316)	52
Equity in losses of unconsolidated affiliates	(111)	(134)	23
Other, net	266	134	132
Total other income and deductions	(725)	(829)	104
Income from continuing operations before income taxes	2,796	1,895	901
Income taxes	1,206	944	(262)
Income from continuing operations	1,590	951	639
Income from discontinued operations, net of income taxes	2	14	(12)
Income before cumulative effect of a change in accounting principle	1,592	965	627
Cumulative effect of changes in accounting principles	—	(42)	42
Net income	$ 1,592	$ 923	$ 669
Diluted earnings per share	$ 2.35	$ 1.36	$0.99

Net Income. Exelon's net income for 2006 reflects higher realized prices on market sales and increased nuclear output at Generation; a one-time benefit of approximately $158 million to recover previously incurred severance costs approved by the December 2006 amended ICC rate order; a one-time benefit of approximately $130 million to recover certain costs approved by the July 2006 ICC rate order; a decrease in Generation's nuclear ARO resulting from changes in management's assessment of the probabilities associated with the anticipated timing of cash flows to decommission primarily AmerGen nuclear plants; unrealized mark-to-market gains; increased electric revenues at PECO associated with certain authorized rate increases; and increased kWh deliveries, excluding the effects of weather, reflecting load growth at ComEd and PECO. These increases were partially offset by the impact of a $776 million impairment charge associated with ComEd's goodwill; unfavorable weather conditions in both the ComEd and PECO service territories; a charge of approximately $55 million for the write-off of capitalized costs associated with the terminated proposed Merger with PSEG; increased severance and severance-related charges; losses from investments in synthetic fuel-producing facilities; increased depreciation and amortization expense, including CTC amortization at PECO; and higher operating and maintenance expenses including increased costs associated with storm damage in the PECO service territory, increased nuclear refueling outage costs, increased stock-based compensation expense as a result of adopting SFAS No. 123-R, and the impacts of inflation. Exelon's net income for 2005 reflects an impairment charge of $1.2 billion associated with ComEd's goodwill; unrealized mark-to-market losses; losses of $42 million for the cumulative effect of adopting FIN 47; favorable tax settlements at Generation and PECO; and gains realized on AmerGen's decommissioning trust fund investments related to changes in the investment strategy.

Operating Revenues. Operating revenues increased primarily due to an increase in wholesale and retail electric sales at Generation due to an increase in market prices; higher nuclear output; electric rate increases at PECO; and higher kWh deliveries at ComEd and PECO, excluding the effects of weather. These increases were partially offset by unfavorable weather conditions in the ComEd and PECO service territories. See further analysis and discussion of operating revenues by segment below.

Purchased Power and Fuel Expense. Purchased power and fuel expense decreased due to lower volumes of power purchased in the market and decreased fossil generation, partially offset by overall higher market energy prices and higher natural gas and oil prices. Purchased power represented 20% of Generation's total supply in 2006 compared to 22% for 2005. See further analysis and discussion of purchased power and fuel expense by segment below.

Operating and Maintenance Expense. Operating and maintenance expense increased primarily due to a charge of approximately $55 million for the write-off of capitalized costs associated with the terminated proposed Merger with PSEG; increased nuclear refueling outage costs; increased severance and severance-related charges; increased stock-based compensation expense as a result of adopting SFAS No. 123-R; and the impacts from inflation. These increases were partially offset by a one-time benefit of $201 million to recover certain costs approved by the ICC's July 2006 rate order and the ICC's December 2006 amended rate order; the impact of the reduction in Generation's estimated nuclear asset retirement obligation; mark-to-market gains associated with Exelon's investment in synthetic fuel-producing facilities; and a charge for a reserve recorded by Generation in 2005 for estimated future asbestos-related bodily injury claims. See further discussion of operating and maintenance expenses by segment below.

Impairment of Goodwill. During 2006, ComEd recorded a $776 million impairment charge associated with its goodwill primarily due to the impacts of the ICC's July 2006 rate order. During 2005, in connection with the annually required assessment of goodwill for impairment, ComEd recorded a $1.2 billion charge.

Depreciation and Amortization Expense. Depreciation and amortization expense increased primarily due to scheduled CTC amortization at PECO and additional plant placed in service across Exelon.

Taxes Other Than Income. Taxes other than income increased primarily due to a reduction in 2005 of previously established real estate tax reserves at PECO and Generation and a net increase in utility revenue taxes at ComEd and PECO in 2006, partially offset by favorable state franchise tax settlements at PECO in 2006.

Other Income and Deductions. The change in other income and deductions reflects increased interest expense associated with the debt issued in 2005 to fund Exelon's voluntary pension contribution; higher interest rates on variable rate debt outstanding; higher interest expense on Generation's one-time fee for pre-1983 spent nuclear fuel obligations to the DOE; an interest payment to the IRS associated with the settlement of a tax matter at Generation; and a one-time benefit of $87 million approved by the ICC's July 2006 rate order to recover previously incurred debt expenses to retire debt early.

Effective Income Tax Rate. The effective income tax rate from continuing operations was 43.1% for 2006 compared to 49.8% for 2005. The goodwill impairment charges increased the effective income tax rate from continuing operations by 9.7% and 22.3% for 2006 and 2005, respectively. See Note 12 of the Combined Notes to the Consolidated Financial Statements for further discussion of the change in the effective income tax rate.

Discontinued Operations. On January 31, 2005, subsidiaries of Generation completed a series of transactions that resulted in Generation's sale of its investment in Sithe. In addition, Exelon has sold or wound down substantially all components of Enterprises. Accordingly, the results of operations and any gain or loss on the sale of these entities have been presented as discontinued operations within Exelon's (for Sithe and Enterprises) and Generation's (for Sithe) Consolidated Statements of Operations. See Notes 2 and 3 of the Combined Notes to Consolidated Financial Statements for further information regarding the presentation of Sithe and certain Enterprises businesses as discontinued operations. The results of Sithe are included in the Generation discussion below.

The income from discontinued operations decreased by $12 million for 2006 compared to 2005 primarily due to the gain on the sale of Sithe in 2005 partially offset by an adjustment to the gain on the sale of Sithe in 2006 as a result of the expiration of certain tax indemnifications.

Cumulative Effect of Changes in Accounting Principles. The cumulative effect of changes in accounting principles reflects the impact of adopting FIN 47 as of December 31, 2005. See Note 13 of the Combined Notes to Consolidated Financial Statements for further discussion of the adoption of FIN 47.

Results of Operations by Business Segment

The comparisons of 2006 and 2005 operating results and other statistical information set forth below include intercompany transactions, which are eliminated in Exelon's consolidated financial statements.

Net Income (Loss) from Continuing Operations by Business Segment

	2006	2005	Favorable (unfavorable) variance
Generation	$1,403	$1,109	$ 294
ComEd	(112)	(676)	564
PECO	441	520	(79)
Other [(a)]	(142)	(2)	(140)
Total	$1,590	$ 951	$ 639

(a) Other primarily includes corporate operations, BSC, investments in synthetic fuel-producing facilities and intersegment eliminations.

Net Income (Loss) Before Cumulative Effect of Changes in Accounting Principles by Business Segment

	2006	2005	Favorable (unfavorable) variance
Generation	$1,407	$1,128	$ 279
ComEd	(112)	(676)	564
PECO	441	520	(79)
Other [(a)]	(144)	(7)	(137)
Total	$1,592	$ 965	$ 627

(a) Other primarily includes corporate operations, BSC, investments in synthetic fuel-producing facilities and intersegment eliminations.

Net Income (Loss) by Business Segment

	2006	2005	Favorable (unfavorable) variance
Generation	$1,407	$1,098	$ 309
ComEd	(112)	(685)	573
PECO	441	517	(76)
Other [(a)]	(144)	(7)	(137)
Total	$1,592	$ 923	$ 669

(a) Other primarily includes corporate operations, BSC, investments in synthetic fuel-producing facilities and intersegment eliminations.

Results of Operations—Generation

	2006	2005	Favorable (unfavorable) variance
Operating revenues	$9,143	$9,046	$ 97
Operating expenses			
Purchased power and fuel	3,978	4,482	504
Operating and maintenance	2,305	2,288	(17)
Depreciation and amortization	279	254	(25)
Taxes other than income	185	170	(15)
Total operating expenses	6,747	7,194	447
Operating income	2,396	1,852	544
Other income and deductions			
Interest expense	(159)	(128)	(31)
Equity in losses of unconsolidated affiliates	(9)	(1)	(8)
Other, net	41	95	(54)
Total other income and deductions	(127)	(34)	(93)
Income from continuing operations before income taxes	2,269	1,818	451
Income taxes	866	709	(157)
Income from continuing operations	1,403	1,109	294
Discontinued operations			
Gain on disposal of discontinued operations	4	19	(15)
Income from discontinued operations	4	19	(15)
Income before cumulative effect of changes in accounting principles	1,407	1,128	279
Cumulative effect of changes in accounting principles	—	(30)	30
Net income	$1,407	$1,098	$ 309

Net Income. Generation's net income for 2006 compared to 2005 increased due to higher revenue, net of purchased power and fuel expense partially offset by higher operating and maintenance expense, higher depreciation expense, higher interest expense and lower other income. The increase in Generation's revenue, net of purchased power and fuel expense was due to realized revenues associated with forward sales contracts entered into in prior periods which were recognized at higher prices, combined with lower purchased power and fuel expense due to the impact of higher nuclear output. Unlike the energy delivery business, the effects of unusually warm or cold weather on Generation depend on the nature of its market position at the time of the unusual weather. Generation's net income for 2006 and 2005 reflects income from discontinued operations of $4 million and $19 million (after tax), respectively.

Operating Revenues. For 2006 and 2005, Generation's sales were as follows:

Revenue	2006	2005	Variance	% Change
Electric sales to affiliates	$4,674	$4,775	$(101)	(2.1)%
Wholesale and retail electric sales	3,640	3,341	299	8.9%
Total energy sales revenue	8,314	8,116	198	2.4%
Retail gas sales	540	613	(73)	(11.9)%
Trading portfolio	14	17	(3)	(17.6)%
Other revenue [(a)]	275	300	(25)	(8.3)%
Total revenue	$9,143	$9,046	$ 97	1.1%

(a) Includes sales related to tolling agreements, fossil fuel sales, operating service agreements and decommissioning revenue from ComEd and PECO.

Sales (in GWhs)	2006	2005	Variance	% Change
Electric sales to affiliates	119,354	121,961	(2,607)	(2.1)%
Wholesale and retail electric sales	71,326	72,376	(1,050)	(1.5)%
Total sales	190,680	194,337	(3,657)	(1.9)%

Trading volumes of 31,692 GWhs and 26,924 GWhs for 2006 and 2005, respectively, are not included in the table above.

Electric sales to affiliates. Revenue from sales to affiliates decreased $101 million in 2006 as compared to 2005. The decrease in revenue from sales to affiliates was primarily due to a $95 million decrease from lower electric sales volume, as well as a net $6 million decrease resulting from lower prices.

In the ComEd territories, lower volumes resulted in a $115 million decrease in revenues as a result of lower demand resulting from milder weather year over year. In addition, price decreases totaling $128 million were a result of lower peak prices under the ComEd PPA.

In the PECO territories, the higher volumes resulted in increased revenues of $20 million due to higher usage. The favorable price variance of $122 million was primarily the result of the scheduled PAPUC-approved generation rate increase as well as to a lesser degree a change in the mix of average pricing related to the PPA with PECO. On January 1, 2007, a scheduled electric generation rate increase will take effect, which represents the last scheduled rate increase through 2010 under PECO's 1998 restructuring settlement. This rate increase will have a favorable effect on Generation's operating income in future years.

Wholesale and retail electric sales. The changes in Generation's wholesale and retail electric sales for 2006 compared to 2005 consisted of the following:

	Increase (decrease)
Price	$353
Volume	(54)
Increase in wholesale and retail electric sales	$299

Wholesale and retail sales increased $299 million due to an increase in realized revenues associated with forward sales entered into in prior periods, which were recognized at higher prices for the year ended December 2006, as compared to the same period in 2005, offset by a reduction in volumes sold into the market as a result of lower supply.

Retail gas sales. Retail gas sales decreased $73 million primarily due to lower volumes for 2006 compared to 2005, resulting in a $69 million decrease. Additionally, there was a decrease of $4 million due to lower realized prices for 2006 compared to 2005.

Other revenues. The decrease in 2006 was primarily due to a decrease in fossil fuel sales.

Purchased Power and Fuel Expense. Generation's supply sources are summarized below:

Supply Source (in GWhs)	2006	2005	Variance	% Change
Nuclear generation [(a)]	139,610	137,936	1,674	1.2%
Purchases—non-trading portfolio	38,297	42,623	(4,326)	(10.1)%
Fossil and hydroelectric generation	12,773	13,778	(1,005)	(7.3)%
Total supply	190,680	194,337	(3,657)	(1.9)%

(a) Represents Generation's proportionate share of the output of its nuclear generating plants, including Salem, which is operated by PSEG Nuclear.

The changes in Generation's purchased power and fuel expense for 2006 compared to 2005 consisted of the following:

(in millions)	Price	Volume	Increase (Decrease)
Purchased power costs	$ (81)	$(319)	$(400)
Generation costs	38	4	42
Fuel resale costs	34	(65)	(31)
Mark-to-market	n.m.	n.m.	(115)
Decrease in purchased power and fuel expense			$(504)

n.m. Not meaningful

Purchased Power Costs. Purchased power costs include all costs associated with the procurement of electricity including capacity, energy and fuel costs associated with tolling agreements. Generation experienced a decrease of $319 million due to lower volumes of purchased power in the market as a result of a lower demand from affiliates. Additionally, overall lower prices paid for purchased power in 2006 compared to 2005 resulted in a $81 million decrease.

Generation Costs. Generation costs include fuel costs for internally generated energy. Generation experienced overall higher generation costs in 2006 compared to 2005 due to increased prices related to nuclear and fossil fuel generation, resulting in a $38 million increase.

Fuel Resale Costs. Fuel resale costs include retail gas purchases and wholesale fossil fuel expenses. The changes in Generation's fuel resale costs in 2006 compared to 2005 were a result of a $65 million decrease in the retail gas business resulting from lower volumes, partially offset by overall higher prices paid for gas.

Mark-to-market. Mark-to-market gains on power derivative activities were $180 million in 2006 compared to losses of $12 million in 2005. Mark-to-market losses on fuel derivative activities were $77 million in 2006 compared to zero in 2005.

Generation's average margin per MWh of electricity sold for 2006 and 2005 was as follows:

($/MWh)	2006	2005	% Change
Average electric revenue			
Electric sales to affiliates	$39.16	$39.15	n.m.
Wholesale and retail electric sales	51.03	46.16	10.6%
Total—excluding the trading portfolio	43.60	41.76	4.4%
Average electric supply cost (a)—excluding the trading portfolio	$18.02	$20.11	(10.4)%
Average margin—excluding the trading portfolio	$25.58	$21.65	18.2%

(a) Average supply cost includes purchased power and fuel costs associated with electric sales. Average electric supply cost does not include fuel costs associated with retail gas sales.

n.m. Not meaningful

Nuclear fleet operating data and purchased power cost data for 2006 and 2005 were as follows:

	2006	2005
Nuclear fleet capacity factor (a)	93.9%	93.5%
Nuclear fleet production cost per MWh (a)	$13.85	$13.03

(a) Excludes Salem, which is operated by PSEG Nuclear.

Although total refueling outage days increased during 2006 compared to 2005, the nuclear fleet capacity factor for the Generation-operating nuclear fleet increased due to fewer non-refueling outage days during 2006 compared to 2005. For 2006 and 2005, non-refueling outage days totaled 71 and 112, respectively, and refueling outage days totaled 237 and 217, respectively. Higher costs for nuclear fuel, costs associated with the additional planned refueling outage days, higher costs for refueling outage inspection and maintenance activities, costs for the tritium-related expenses, an NRC fee increase, and inflationary cost increases for normal plant operations and maintenance offset the higher number of MWh's generated resulting in a higher production cost per MWh produced for 2006 as compared to 2005. There were ten planned refueling outages and sixteen non-refueling outages during 2006 compared to nine planned refueling outages and twenty-five non-refueling outages during 2005 at the Generation-operated nuclear stations.

Operating and Maintenance Expense. The increase in operating and maintenance expense for 2006 compared to 2005 consisted of the following:

	Increase (decrease)
Pension, payroll and benefit costs	$ 153
Contractor expenses	22
Nuclear refueling outage costs including the co-owned Salem plant	19
NRC fees	11
Godley contribution	11
Tritium-related expense	9
Reduction in ARO [(a)]	(149)
2005 accrual for estimated future asbestos-related bodily injury claims [(b)]	(43)
2005 co-owner settlement with PSEG related to postretirement benefits	(17)
Other	1
Increase in operating and maintenance expense	$ 17

(a) For further discussion, see Note 13 of the Combined Notes to Consolidated Financial Statements.
(b) For further discussion, see Note 19 of the Combined Notes to Consolidated Financial Statements.

The $17 million increase in operating and maintenance expense in 2006 compared to 2005 was primarily due to a $153 million increase in various payroll-related expenses, including increased stock-based compensation expense of $41 million primarily as a result of the adoption of SFAS No. 123-R as of January 1, 2006 and increased direct and allocated costs related to payroll, severance, pension and other postretirement benefits, a $22 million period-over-period increase in contractor costs, primarily related to staff augmentation and recurring maintenance work at Nuclear and Power, a $19 million increase in nuclear refueling outage costs associated with the additional planned refueling outage days during 2006 as compared to 2005, and higher costs for inspection and maintenance activities. Additionally, on December 22, 2006, as a gesture of goodwill and corporate citizenship, Generation contributed approximately $11 million into an escrow account to assist the Godley Public Water District with the installation of a new public drinking water system for the Village of Godley.

Depreciation and Amortization. The increase in depreciation and amortization expense for 2006 compared to 2005 was a result of recent capital additions.

Taxes Other Than Income. The increase in taxes other than income incurred during 2006 compared to 2005 was primarily due to increasing the property tax reserve for 2006 property taxes for Byron, Clinton and Dresden, higher payroll related taxes which were the result of higher payroll costs for 2006 and a reduction recorded in 2005 of a previously established real estate reserve associated with the settlement over the TMI real estate assessment. The increases were partially offset by a sales and use tax reserve recorded during the third quarter of 2005 and a gas revenue tax adjustment recorded during the fourth quarter of 2005.

Interest Expense. The increase in interest expense during 2006 as compared to 2005 was attributable to higher variable interest rates on debt outstanding, higher interest expense on Generation's one-time fee for spent nuclear fuel obligations to the DOE and an interest payment made to the IRS in settlement of a tax matter.

Other, Net. The decrease in other income in 2006 compared to 2005 was primarily due to gains realized in the second quarter of 2005 totaling $36 million related to the decommissioning trust fund investments for the AmerGen plants due to changes in Generation's investment strategy.

Effective Income Tax Rate. The effective income tax rate from continuing operations was 38.2% for 2006 compared to 39.0% for 2005. See Note 12 of the Combined Notes to Consolidated Financial Statements for further discussion of the change in the effective income tax rate.

Discontinued Operations. On January 31, 2005, subsidiaries of Generation completed a series of transactions that resulted in Generation's sale of its investment in Sithe. Accordingly, the results of operations and the gain on the sale of Sithe have been presented as discontinued operations within Generation's Consolidated Statements of Operations. Generation's net income in 2006 and 2005 reflects a gain on the sale of discontinued operations of $4 million and $19 million (both after tax), respectively. See Notes 2 and 3 of the Combined Notes to Consolidated Financial Statements for further information regarding the presentation of Sithe as discontinued operations.

The income from discontinued operations decreased by $15 million for 2006 compared to 2005 primarily due to the gain on the sale of Sithe in the first quarter of 2005 partially offset by an adjustment to the gain on the sale of Sithe in the second quarter of 2006 as a result of the expiration of certain tax indemnifications, accrued interest and collections on receivables arising from the sale of Sithe that had been fully reserved.

Cumulative Effect of Changes in Accounting Principles. The cumulative effect of changes in accounting principles reflects the impact of adopting FIN 47 as of December 31, 2005. See Note 1 of the Combined Notes to Consolidated Financial Statements for further discussion of the adoption of FIN 47.

Results of Operations—ComEd

	2006	2005	Favorable (unfavorable) variance
Operating revenues	$6,101	$6,264	$(163)
Purchased power expense	3,292	3,520	228
Revenue net of purchased power expense	2,809	2,744	65
Other operating expenses			
Operating and maintenance	745	833	88
Impairment of goodwill	776	1,207	431
Depreciation and amortization	430	413	(17)
Taxes other than income	303	303	—
Total other operating expenses	2,254	2,756	502
Operating income (loss)	555	(12)	567
Other income and deductions			
Interest expense, net	(308)	(291)	(17)
Equity in losses of unconsolidated affiliates	(10)	(14)	4
Other, net	96	4	92
Total other income and deductions	(222)	(301)	79
Income (loss) before income taxes and cumulative effect of a change in accounting principle	333	(313)	646
Income taxes	445	363	(82)
Loss before cumulative effect of a change in accounting principles	(112)	(676)	564
Cumulative effect of change in accounting principle	—	(9)	9
Net loss	$ (112)	$ (685)	$ 573

Net Loss. ComEd's decreased net loss in 2006 compared to 2005 was driven by a smaller impairment of goodwill in 2006, lower purchased power expense and one-time benefits associated with reversing previously incurred expenses as a result of the July 2006 and December 2006 ICC rate orders as more fully described below, partially offset by lower operating revenues.

Operating Revenues and Purchased Power Expense. ComEd evaluates its operating performance using the measure of revenue net of purchased power expense. ComEd believes revenue net of purchased power expense is a useful measurement because it provides information that can be used to evaluate its operational performance. ComEd has included the analysis below as a complement to the financial information provided in accordance with GAAP. However, revenue net of purchased power expense is not a presentation defined under GAAP and may not be comparable to other companies' presentations or more useful than the GAAP information provided elsewhere in this report.

The changes in operating revenues, purchased power expense and revenue net of purchased power for 2006 compared to 2005 consisted of the following:

	Increase (Decrease)		
	Operating Revenues	Purchased Power Expense	Revenue Net of Purchased Power Expense
Rate changes and mix	$ 23	$(135)	$ 158
Volume	84	42	42
Weather	(226)	(111)	(115)
Customer choice	(67)	(56)	(11)
Other	23	32	(9)
Total increase (decrease)	$(163)	$(228)	$ 65

Rate changes and mix

Revenue. The increase in revenue related to rate and mix changes represents differences in year-over-year consumption between various customer classes offset by a decline in the CTC paid by customers of competitive electric generation suppliers due to the increase in market energy prices. The average rate paid by various customers is dependent on the amount and time of day that the power is consumed. Changes in customer consumption patterns, including increased usage, can result in an overall decrease in the average rate even though the tariff or rate schedule remains unchanged. Under current Illinois law, no CTCs will be collected after 2006. Starting in January 2007, ComEd began collecting revenues consistent with the approved ICC orders in the Procurement Case and the Rate Case.

Purchased Power. Purchased power decreased due to the decrease in contracted energy prices under the PPA that ComEd had with Generation. The PPA contract was entered into in March 2004 and reflected forward power prices in existence at that time. The PPA terminated at the end of 2006 and was replaced with the reverse-auction process in 2007, which was approved by the ICC. See Note 4 of the Combined Notes to Consolidated Financial Statements for more information on the reverse-auction process.

Volume

Revenue. Revenues were higher in 2006 compared to 2005 due primarily to an increase in deliveries, excluding the effects of weather, due to an increased number of customers and increased usage per customer.

Purchased Power. The amount of purchased power attributable to volume increased as a result of increased usage by ComEd-supplied customers on a weather-normalized basis versus the same period in 2005.

Weather

Revenue. Revenues were lower due to unfavorable weather conditions in 2006 compared to 2005. In ComEd's service territory, cooling and heating degree days were 20% and 8% lower, respectively, than the prior year.

Purchased Power. The decrease in purchased power expense attributable to weather was due to unfavorable weather conditions in the ComEd service territory relative to the prior year.

Customer choice

Revenue. All ComEd customers have the choice to purchase energy from a competitive electric generation supplier. This choice does not impact the volume of deliveries, but affects revenue collected from customers related to supplied energy and generation service. As of December 31, 2006, one competitive electric generation supplier had been granted approval to serve residential customers in the ComEd service territory. However, this supplier was not supplying electricity to any residential customers.

For 2006 and 2005, 23% and 21%, respectively, of energy delivered to ComEd's retail customers was provided by competitive electric generation suppliers. Most of the customers previously receiving energy under the PPO are now electing either to buy their power from a competitive electric generation supplier or from ComEd under bundled rates.

	2006	2005
Retail customers purchasing energy from a competitive electric generation supplier:		
Volume (GWhs) [(a)]	20,787	19,310
Percentage of total retail deliveries	23%	21%
Retail customers purchasing energy from a competitive electric generation supplier or the ComEd PPO:		
Number of customers at period end	20,300	21,300
Percentage of total retail customers	(b)	(b)
Volume (GWhs) [(a)]	25,521	30,905
Percentage of total retail deliveries	28%	33%

(a) One GWh is the equivalent of one million kilowatthours (kWh).
(b) Less than one percent.

Purchased Power. The decrease in purchased power expense from customer choice was primarily due to more ComEd non-residential customers electing to purchase energy from a competitive electric generation supplier.

Other

Revenue—Wholesale and Miscellaneous Revenues. The wholesale and miscellaneous revenues increase primarily reflects an increase in transmission revenue reflecting increased peak and kWh load within the ComEd service territory.

Revenue—Economic Hedge Derivative Contracts. Mark-to-market contracts primarily reflect a mark-to-market loss associated with one wholesale contract that had previously been recorded as a normal sale under SFAS No. 133 in 2005. This contract expires in December 2007.

Purchased Power—PJM transmission. The decrease in PJM transmission expense reflects a decrease in ancillary charges, partially offset by increased peak demand and consumption by ComEd-supplied customers.

Purchased Power—SECA rates. Effective December 1, 2004, PJM became obligated to pay SECA collections to ComEd and ComEd became obligated to pay SECA charges. These charges were being collected subject to refund as they are being disputed. As a result of current events related to SECA disputes, during the first quarter of 2006, ComEd increased its reserve for amounts to be refunded. ComEd recorded SECA collections and payments on a net basis through purchased power expense. As ComEd was a net collector of SECA charges, the 2005 purchased power expense, which reflected a full year of SECA collections, was lower than 2006, which reflected only three months of SECA collections, due to the expiration of SECA charges on March 31, 2006. See Note 4 of the Combined Notes to Consolidated Financial Statements for more information on the SECA rates.

Operating and Maintenance Expense. The changes in operating and maintenance expense for 2006 compared to 2005 consisted of the following:

	Increase (decrease)
ICC rate order [(a)]	$(201)
Fringe benefits [(b)]	43
Severance-related expenses	17
Wages and salaries	17
Customers' Affordable Reliable Energy program	9
Environmental costs	5
Rent and lease expense	5
Storm costs	4
PSEG merger integration costs	2
Other	11
Decrease in operating and maintenance expense	$ (88)

(a) As a result of the July 2006 ICC rate order and the December 2006 ICC order on rehearing, ComEd recorded one-time benefits associated with reversing previously incurred expenses, including MGP costs, severance costs and procurement case costs.

(b) Reflects increases in various fringe benefits, including increased stock-based compensation expense of $24 million primarily due to the adoption of SFAS No. 123-R on January 1, 2006 and increased pension and other postretirement benefits costs of $14 million.

Impairment of Goodwill. ComEd performs an assessment of goodwill for impairment at least annually, or more frequently if events or circumstances indicate that goodwill might be impaired. The assessment compares the carrying value of goodwill to the estimated fair value of goodwill as of a point in time. The estimated fair value incorporates management's assessment of current events and expected future cash flows. See Note 8 of the Combined Notes to the Consolidated Financial Statements for additional information. During the third quarter of 2006, ComEd completed an interim assessment of goodwill for impairment purposes to reflect the adverse affects of the ICC's July 2006 rate order. The test indicated that ComEd's goodwill was impaired and a charge of $776 million was recorded. ComEd's 2006 annual goodwill impairment assessment (performed in the fourth quarter) resulted in no additional impairment. After reflecting the impairment, ComEd had approximately $2.7 billion of remaining goodwill as of December 31, 2006.

During the fourth quarter of 2005, ComEd completed the annually required assessment of goodwill for impairment purposes. The 2005 test indicated that ComEd's goodwill was impaired and a charge of $1.2 billion was recorded. The 2005 impairment was driven by changes in the fair value of ComEd's PPA with Generation, the upcoming end of ComEd's transition period and related transition revenues, regulatory uncertainty in Illinois as of November 1, 2005, anticipated increases in capital expenditures in future years and decreases in market valuations of comparable companies that are utilized to estimate the fair value of ComEd.

Depreciation and Amortization Expense. The changes in depreciation and amortization expense for 2006 compared to 2005 consisted of the following:

	Increase (decrease)
Depreciation expense associated with higher plant balances	$12
Other amortization expense	5
Increase in depreciation and amortization expense	$17

In 2007, ComEd's amortization will reflect the elimination of the recoverable transition costs regulatory asset and the initial amortization of the various regulatory assets authorized by the ICC in its July and December 2006 orders.

Taxes Other Than Income. Taxes other than income remained constant in 2006 compared to 2005.

Interest Expense, Net. The increase in interest expense, net in 2006 compared to 2005 primarily resulted from higher debt balances and higher interest rates.

Other, Net. The changes in other, net for 2006 compared to 2005 consisted of the following:

	Increase (decrease)
ICC rate order [a]	$87
Loss on settlement of 2005 cash-flow swaps	15
Sale of receivable in 2005	(3)
Loss on disposition of assets and investments, net	(3)
Other	(4)
Increase in other, net	$92

(a) As a result of the July 2006 ICC rate order, ComEd recorded a one-time benefit associated with reversing previously incurred expenses to retire debt early.

Effective Income Tax Rate. The effective income tax rate was 133.6% and (116.0)% for 2006 and 2005, respectively. The goodwill impairment charges increased the effective income tax rate by 81.6% in 2006 and decreased the effective income tax rate by 135.0% in 2005. See Note 12 of the Combined Notes to Consolidated Financial Statements for further details of the components of the effective income tax rates.

Cumulative Effect of a Change in Accounting Principle. The cumulative effect of a change in accounting principle reflects the impact of adopting FIN 47 as of December 31, 2005. See Note 1 of the Combined Notes to Consolidated Financial Statements for further discussion of the adoption of FIN 47.

Electric Operating Statistics and Revenue Detail

Retail Deliveries—(in GWhs)	2006	2005	Variance	% Change
Full service [(a)]				
Residential	28,330	30,042	(1,712)	(5.7)%
Small commercial & industrial	24,122	21,378	2,744	12.8%
Large commercial & industrial	10,336	7,904	2,432	30.8%
Public authorities & electric railroads	2,254	2,133	121	5.7%
Total full service	65,042	61,457	3,585	5.8%
PPO				
Small commercial & industrial	2,475	5,591	(3,116)	(55.7)%
Large commercial & industrial	2,259	6,004	(3,745)	(62.4)%
	4,734	11,595	(6,861)	(59.2)%
Delivery only [(b)]				
Small commercial & industrial	5,505	5,677	(172)	(3.0)%
Large commercial & industrial	15,282	13,633	1,649	12.1%
	20,787	19,310	1,477	7.6%
Total PPO and delivery only	25,521	30,905	(5,384)	(17.4)%
Total retail deliveries	90,563	92,362	(1,799)	(1.9)%

(a) Full service reflects deliveries to customers taking electric service under tariffed rates.

(b) Delivery only service reflects customers electing to receive generation service from a competitive electric generation supplier.

Electric Revenue	2006	2005	Variance	% Change
Full service [(a)]				
Residential	$2,453	$2,584	$(131)	(5.1)%
Small commercial & industrial	1,882	1,671	211	12.6%
Large commercial & industrial	563	408	155	38.0%
Public authorities & electric railroads	137	132	5	3.8%
Total full service	5,035	4,795	240	5.0%
PPO [(b)]				
Small commercial & industrial	178	385	(207)	(53.8)%
Large commercial & industrial	137	345	(208)	(60.3)%
	315	730	(415)	(56.8)%
Delivery only [(c)]				
Small commercial & industrial	85	95	(10)	(10.5)%
Large commercial & industrial	155	156	(1)	(0.6)%
	240	251	(11)	(4.4)%
Total PPO and delivery only	555	981	(426)	(43.4)%
Total electric retail revenues	5,590	5,776	(186)	(3.2)%
Other revenues [(d)]	511	488	23	4.7%
Total operating revenues	$6,101	$6,264	$(163)	(2.6)%

(a) Full service revenue reflects deliveries to customers taking electric service under tariffed rates, which include the cost of energy and the cost of the transmission and the distribution of the energy.

(b) Revenues from customers choosing the PPO include an energy charge at market rates, transmission and distribution charges, and a CTC through December 2006.

(c) Delivery only revenues reflect revenue under tariff rates from customers electing to receive electricity from a competitive electric generation supplier, which includes a distribution charge and a CTC through December 2006.
(d) Other revenues include transmission revenue (including revenue from PJM), sales to municipalities, other wholesale energy sales and economic hedge derivative contracts.

Results of Operations—PECO

	2006	2005	Favorable (unfavorable) variance
Operating revenues	$5,168	$4,910	$ 258
Purchased power expense and fuel expense	2,702	2,515	(187)
Revenue net of purchased power expense and fuel expense	2,466	2,395	71
Other operating expenses			
Operating and maintenance	628	549	(79)
Depreciation and amortization	710	566	(144)
Taxes other than income	262	231	(31)
Total other operating expenses	1,600	1,346	(254)
Operating income	866	1,049	(183)
Other income and deductions			
Interest expense, net	(266)	(279)	13
Equity in losses of unconsolidated affiliates	(9)	(16)	7
Other, net	30	13	17
Total other income and deductions	(245)	(282)	37
Income before income taxes and cumulative effect of a change in accounting principle	621	767	(146)
Income taxes	180	247	67
Income before cumulative effect of a change in accounting principle	441	520	(79)
Cumulative effect of a change in accounting principle	—	(3)	3
Net income	441	517	(76)
Preferred stock dividends	4	4	—
Net income on common stock	$ 437	$ 513	$ (76)

Net Income. PECO's net income in 2006 decreased primarily due to higher scheduled CTC amortization and higher operating and maintenance expense, which reflected higher storm costs. Partially offsetting these factors were higher revenues, net of purchased power and fuel expense. Higher net revenues reflected certain authorized electric rate increases, including a scheduled CTC rate increase, partially offset by lower net electric and gas revenues as a result of unfavorable weather relative to the prior year. The increases in CTC amortization expense and CTC rates were in accordance with PECO's 1998 restructuring settlement with the PAPUC. The increase in CTC amortization expense exceeded the increase in CTC revenues.

Electric and Gas Operating Revenues, Purchased Power Expense and Fuel Expense. PECO evaluates its operating performance using the measures of revenue net of purchased power expense for electric and revenue net of fuel expense for gas. PECO believes revenue net of purchased power expense and revenue net of fuel expense are useful measurements because they provide information that can be used to evaluate its operational performance. PECO has included the analysis below as a complement to the financial information provided in accordance with GAAP. However, revenue net of purchased power expense and fuel expense is not a presentation defined under GAAP and may not be comparable to other companies' presentations or more useful than the GAAP information provided elsewhere in this report.

The changes in PECO's operating revenues, purchased power expense and fuel expense and revenue net of purchased power and fuel expense for 2006 compared to 2005 consisted of the following:

	Increase (Decrease)								
	Electric			Gas			Total		
	Operating Revenues	Purchased Power Expense	Net	Operating Revenues	Fuel Expense	Net	Operating Revenues	Purchased Power Expense and Fuel Expense	Net
Rate increases	$237	$ 94	$143	$ 127	$ 127	$—	$ 364	$ 221	$143
Unbilled revenue—change in estimate	35	14	21	—	—	—	35	14	21
Volume	20	4	16	(10)	(13)	3	10	(9)	19
Customer choice	62	62	—	—	—	—	62	62	—
Weather	(91)	(39)	(52)	(130)	(107)	(23)	(221)	(146)	(75)
PJM transmission	26	31	(5)	—	—	—	26	31	(5)
Other rate changes and mix	(10)	(7)	(3)	—	—	—	(10)	(7)	(3)
Other	—	27	(27)	(8)	(6)	(2)	(8)	21	(29)
Total increase (decrease)	$279	$186	$ 93	$ (21)	$ 1	$(22)	$ 258	$ 187	$ 71

Rate increases

Revenues. The increase in electric revenues attributable to electric rate increases reflected scheduled CTC and generation rate increases in accordance with PECO's 1998 restructuring settlement with the PAPUC and the elimination of the aggregate $200 million electric distribution rate reductions over the period January 1, 2002 through December 31, 2005 (approximately $40 million in 2005) related to the PAPUC's approval of the merger between PECO and ComEd. On January 1, 2007, a scheduled electric generation rate increase took effect, which represents the last scheduled rate increase through 2010 under PECO's 1998 restructuring settlement. This rate increase will not affect operating income as PECO will incur corresponding and offsetting purchased power expenses under its PPA with Generation. The increase in gas revenues was due to higher market prices for gas on which the PAPUC-approved rates, which are adjusted quarterly in accordance with the purchased gas adjustment clause, are based. The average purchased gas cost rate per million cubic feet in effect for the twelve months ended December 31, 2006 was 30% higher than the average rate for the same period in 2005. While PECO's average purchased gas cost rate was higher in 2006 compared to 2005, quarterly changes to purchased gas cost rates since March 1, 2006 have resulted in decreases to the rates, with the September 1, 2006 and December 1, 2006 rate decreases resulting in lower rates in 2006 compared to comparable periods in 2005. This trend will continue into the first quarter of 2007, during the peak of PECO's winter heating season, as first quarter of 2007 rates will be significantly lower than first quarter of 2006 rates.

Purchased Power and Fuel Expense. PECO's purchased power expense increased $87 million corresponding to the increase in electric revenues which was attributable to the scheduled PAPUC-approved generation rate increase. In addition, PECO's purchased power expense increased $7 million due to a change in the mix of average pricing related to its PPA with Generation. Fuel expense for gas increased due to higher average gas prices.

Unbilled revenue—change in estimate

Revenues. In 2006, PECO recorded a $35 million increase to unbilled electric revenues associated with a change in estimate in the amount of revenue recognized, although unbilled, at the end of 2006. As discussed under Critical Accounting Policies and Estimates, the nature of the unbilled revenue calculation is inherently an estimation process. As a result of Exelon's integration efforts associated with its then-pending merger with PSEG and PECO's implementation of a new customer information management system in 2006, PECO received new information with which to better analyze the data underlying its unbilled revenue calculation. This amount is partially offset by a $14 million increase in purchased power expense as noted below.

Purchased Power and Fuel Expense. In 2006, PECO recorded a $14 million increase to purchased power associated with a change in estimate for unbilled electric revenue as the energy component of the estimate change is passed onto Generation.

Volume

Revenues. The increase in electric revenues as a result of higher delivery volume, exclusive of the effects of weather and customer choice, was primarily due to an increased number of customers in the residential and small commercial and industrial classes. The decrease in gas revenues attributable to lower delivery volume, exclusive of the effects of weather, was primarily due to decreased customer usage, which is consistent with rising gas prices.

Purchased Power and Fuel Expense. The increase in purchased power expense attributable to volume, exclusive of the effects of weather and customer choice, was primarily due to an increased number of customers. The decrease in gas fuel expense attributable to volume, exclusive of the effects of weather, was primarily due to decreased customer usage, which is consistent with rising gas prices.

Customer choice

Revenues and Purchased Power. For 2006 and 2005, 2% and 5%, respectively, of energy delivered to PECO's retail customers was provided by competitive electric generation suppliers.

All PECO customers have the choice to purchase energy from a competitive electric generation supplier. This choice does not impact the volume of deliveries, but affects revenue collected from customers related to supplied energy and generation service. PECO's operating income is not affected by customer choice since any increase or decrease in revenues is completely offset by any related increase or decrease in purchased power expense.

	2006	2005
Retail customers purchasing energy from a competitive electric generation supplier:		
Number of customers at period end	34,400	44,500
Percentage of total retail customers	2%	3%
Volume (GWhs) [(a)]	767	2,094
Percentage of total retail deliveries	2%	5%

(a) One GWh is the equivalent of one million kilowatthours (kWh).

The increase in electric retail revenue associated with customer choice reflected customers from all customer classes returning to PECO as their electric supplier as a result of rising wholesale energy prices and a number of competitive electric generation suppliers exiting the market during 2005 and 2006.

Weather

Revenues. Revenues were lower due to unfavorable weather conditions in PECO's service territory, where heating and cooling degree days were 18% and 15% lower, respectively, than the prior year.

Purchased Power and Fuel Expense. The decrease in purchased power and fuel expense attributable to weather was primarily due to lower demand as a result of unfavorable weather conditions in the PECO service territory relative to the prior year.

PJM Transmission

Revenues. The increase in PJM transmission revenues reflected increased peak demand and consumption by PECO-supplied customers due to load growth as well as an increase in PECO-supplied customers driven by more customers choosing PECO for supply due to competitive electric generation suppliers' higher market prices.

Purchased Power and Fuel Expense. The increase in PJM transmission expense reflected increased peak demand and consumption by PECO-supplied customers due to load growth as well as an increase in PECO-supplied customers driven by more customers choosing PECO for supply due to competitive electric generation suppliers' higher market prices.

Other rate changes and mix

Revenues. The decrease in electric revenues attributable to other rate changes and mix was primarily due to increased large commercial and industrial sales, which are billed at lower rates relative to other customer classes, and lower rates for certain large commercial and industrial customers whose rates reflect wholesale energy prices, which were lower in the latter part of 2006 relative to 2005.

Purchased Power and Fuel Expense. The decrease in purchased power attributable to other rate changes and mix was primarily due to increased large commercial and industrial sales, which are billed at lower rates relative to other customer classes, and lower rates for certain large commercial and industrial customers whose rates reflect wholesale energy prices, which were lower in the latter part of 2006 relative to 2005.

Other revenue and expenses

Revenues. There was no overall change in electric revenues, although there were increased sales of energy into the PJM spot market, which were completely offset by variances in other revenue categories, none of which were individually material. If PECO's energy needs are less than the daily amount scheduled, the excess is sold into the PJM spot market. Revenues from these sales are reflected as adjustments to the billings under PECO's PPA with Generation. The decrease in gas revenues was due to decreased off-system sales.

Purchased Power and Fuel Expense. The increase in electric purchased power expense was primarily due to increased energy purchases in the PJM spot market. If PECO's energy needs are greater than the daily amount scheduled, the shortfall is secured through purchases in the PJM spot market. These additional costs are reflected as adjustments to the billings under PECO's PPA with Generation. The decrease in gas fuel expense was related to decreased off-system sales.

Operating and Maintenance Expense. The changes in operating and maintenance expense for 2006 compared to 2005 consisted of the following:

	Increase (decrease)
Storm costs	$36
Contractors [(a)]	14
Allowance for uncollectible accounts [(b)]	13
Fringe benefits [(c)]	11
Severance-related expenses	6
PSEG merger integration costs	2
Injuries and damages	(6)
Environmental reserve [(d)]	(4)
Other	7
Increase in operating and maintenance expense	$79

(a) Reflects higher professional fees, including $9 million associated with tax consulting, and various other increases. See Note 19 of the Combined Notes to Consolidated Financial Statements for additional information regarding tax consulting fees.

(b) Reflects the following factors, all of which increased expense in 2006 as compared to 2005: (i) higher average accounts receivable balances in 2006 compared to 2005 resulting from increased revenues; (ii) changes in PAPUC-approved regulations related to customer payment terms; and (iii) an increase in the number of low-income customers participating in customer assistance programs, which allow for the forgiveness of certain receivables.

(c) Reflects increased stock-based compensation expense of $11 million primarily due to the adoption of SFAS No. 123-R on January 1, 2006.

(d) Represents a settlement related to one Superfund site in 2006. See Note 19 of the Combined Notes to Consolidated Financial Statements for additional information.

Depreciation and Amortization Expense. The changes in depreciation and amortization expense for 2006 compared to 2005 consisted of the following:

	Increase (decrease)
CTC amortization [(a)]	$146
Accelerated amortization of PECO billing system [(b)]	(4)
Other	2
Increase in depreciation and amortization expense	$144

(a) PECO's additional amortization of the CTC is in accordance with its original settlement under the Pennsylvania Competition Act.

(b) In January 2005, as part of a broader systems strategy at PECO associated with the proposed merger with PSEG, Exelon's Board of Directors approved the implementation of a new customer information and billing system at PECO. The approval of this new system required the accelerated amortization of PECO's existing system through 2006 and the recognition of additional amortization expense of $13 million and $9 million in 2005 and 2006, respectively. The new system was implemented in 2006.

Taxes Other Than Income. The changes in taxes other than income for 2006 compared to 2005 consisted of the following:

	Increase (decrease)
Taxes on utility revenues [(a)]	$14
State franchise tax adjustments in 2006 and 2005 [(b)]	10
Real estate tax adjustment in 2005 [(c)]	6
Sales and use tax adjustments in 2006 and 2005	(2)
Other	3
Increase in taxes other than income	$31

(a) As these taxes were collected from customers and remitted to the taxing authorities and included in revenues and expenses, the increase in tax expense was offset by a corresponding increase in revenues.

(b) Represents the reduction of tax accruals in 2006 of $7 million following settlements related to prior year tax assessments and the $17 million reduction of an accrual in 2005 related to prior years.

(c) Represents the reduction of a real estate tax accrual in 2005 following settlements related to prior year tax assessments.

Interest Expense, Net. The decrease in interest expense, net for 2006 compared to 2005 was primarily due to scheduled payments on lower long-term debt balances owed to PETT, partially offset by an increase in interest expense associated with the September 2006 issuance of $300 million First Mortgage Bonds, higher interest rates on variable rate long-term debt and an increased amount of commercial paper outstanding at higher rates.

Other, Net. The increase in other, net for 2006 compared to 2005 was primarily due to interest income associated with an investment tax credit refund of $11 million and interest income associated with a research and development credit refund of $10 million in 2006. See Note 20 of the Combined Notes to the Consolidated Financial Statements for further details of the components of other, net.

Equity in Losses of Unconsolidated Affiliates. The decrease in equity in losses of unconsolidated affiliates was a result of a decrease in net interest expense of PETT due to scheduled repayments of outstanding long-term debt.

Effective Income Tax Rate. PECO's effective income tax rate was 29.0% for 2006 compared to 32.2% for 2005. The lower effective tax rate in 2006 reflects investment tax credit and research and development credit refunds in 2006. See Note 12 of the Combined Notes to Consolidated Financial Statements for further details of the components of the effective income tax rates.

Cumulative Effect of a Change in Accounting Principle. The cumulative effect of a change in accounting principle reflects the impact of adopting FIN 47 as of December 31, 2005. See Note 1 of the Combined Notes to Consolidated Financial Statements for further discussion of the adoption of FIN 47.

PECO Electric Operating Statistics and Revenue Detail

PECO's electric sales statistics and revenue detail are as follows:

Retail Deliveries—(in GWhs)	2006	2005	Variance	% Change
Full service [(a)]				
Residential	12,796	13,135	(339)	(2.6)%
Small commercial & industrial	7,818	7,263	555	7.6%
Large commercial & industrial	15,898	15,205	693	4.6%
Public authorities & electric railroads	906	962	(56)	(5.8)%
Total full service	37,418	36,565	853	2.3%
Delivery only [(b)]				
Residential	61	334	(273)	(81.7)%
Small commercial & industrial	671	1,257	(586)	(46.6)%
Large commercial & industrial	35	503	(468)	(93.0)%
Total delivery only	767	2,094	(1,327)	(63.4)%
Total retail deliveries	38,185	38,659	(474)	(1.2)%

(a) Full service reflects deliveries to customers taking electric service under tariffed rates.
(b) Delivery only service reflects customers receiving electric generation service from a competitive electric generation supplier.

Electric Revenue	2006	2005	Variance	% Change
Full service [(a)]				
Residential	$1,780	$1,705	$ 75	4.4%
Small commercial & industrial	943	818	125	15.3%
Large commercial & industrial	1,286	1,173	113	9.6%
Public authorities & electric railroads	83	84	(1)	(1.2)%
Total full service	4,092	3,780	312	8.3%
Delivery only [(b)]				
Residential	5	25	(20)	(80.0)%
Small commercial & industrial	36	63	(27)	(42.9)%
Large commercial & industrial	1	13	(12)	(92.3)%
Total delivery only	42	101	(59)	(58.4)%
Total electric retail revenues	4,134	3,881	253	6.5%
Wholesale and miscellaneous revenue [(c)]	238	212	26	12.3%
Total electric and other revenue	$4,372	$4,093	$279	6.8%

(a) Full service revenue reflects revenue from customers taking electric service under tariffed rates, which includes the cost of energy, the cost of the transmission and the distribution of the energy and a CTC.
(b) Delivery only revenue reflects revenue from customers receiving generation service from a competitive electric generation supplier, which includes a distribution charge and a CTC.
(c) Wholesale and miscellaneous revenues include transmission revenue from PJM and other wholesale energy sales.

PECO's Gas Sales Statistics and Revenue Detail

PECO's gas sales statistics and revenue detail were as follows:

Deliveries to customers (in million cubic feet (mmcf))	**2006**	**2005**	**Variance**	**% Change**
Retail sales	50,578	59,751	(9,173)	(15.4)%
Transportation	25,527	25,310	217	0.9%
Total	76,105	85,061	(8,956)	(10.5)%

Revenue	**2006**	**2005**	**Variance**	**% Change**
Retail sales	$ 770	$ 783	$ (13)	(1.7)%
Transportation	16	16	—	— %
Resales and other	10	18	(8)	(44.4)%
Total gas revenue	$ 796	$ 817	$ (21)	(2.6)%

Liquidity and Capital Resources

The Registrants' operating and capital expenditures requirements are provided by internally generated cash flows from operations as well as funds from external sources in the capital markets and through bank borrowings. Generation, ComEd and PECO, may also receive capital contributions from Exelon if Exelon determines it is appropriate. The Registrants' businesses are capital intensive and require considerable capital resources. Each Registrant's access to external financing on reasonable terms depends on its credit ratings and current overall capital market business conditions, including that of the utility industry in general. If these conditions deteriorate to the extent that the Registrants no longer have access to the capital markets at reasonable terms, Exelon, Generation, ComEd and PECO have access to unsecured revolving credit facilities with aggregate bank commitments of $1 billion, $5 billion, $1 billion and $600 million, respectively. Exelon, Generation and PECO utilize their credit facilities to support their commercial paper programs and to issue letters of credit. At December 31, 2007, ComEd had $370 million of credit facility borrowings since its access to the commercial paper market is limited due to its current credit ratings. See the "Credit Issues" section below for further discussion. The Registrants expect cash flows to be sufficient to meet operating, financing and capital expenditure requirements.

The Registrants primarily use their capital resources, including cash, to fund capital requirements, including construction expenditures, retire debt, pay dividends, fund pension obligations and invest in new and existing ventures. The Registrants spend a significant amount of cash on capital improvements and construction projects that have a long-term return on investment. Additionally, ComEd and PECO operate in rate-regulated environments in which the amount of new investment recovery may be limited and where such recovery takes place over an extended period of time. As a result of these factors, each of Exelon's, ComEd's and PECO's working capital, defined as current assets less current liabilities, is in a net deficit position. ComEd and PECO intend to refinance maturing debt in 2008. As of December 31, 2007, ComEd has the capacity to issue approximately $2.8 billion of first mortgage bonds as a result of replacing its secured credit facility, which contained a restriction on a portion of such bond issuances, with an unsecured credit facility, which does not contain such a restriction. To manage cash flows as more fully described below, ComEd did not pay a dividend during 2006 or 2007. Future acquisitions that Exelon may undertake may involve external debt financing or the issuance of additional Exelon common stock. See Note 11 of the Combined Notes to Consolidated Financial Statements for further discussion.

During 2007 as compared to 2006, ComEd experienced a decrease in operating cash flows primarily due to a change in its payment terms with energy suppliers resulting from downgraded credit ratings and due to under-recovery of energy costs, which have been recognized as a regulatory asset. Since January 2007, a substantial portion of ComEd's revenues represents the recovery of its costs of procuring energy, which ComEd is allowed to pass-along to its customers without mark-up. While ComEd's 2007 results reflect an $83 million annual revenue requirement increase as allowed by the ICC, this revenue requirement increase was based generally on 2004 costs and does not include the impacts of increased operating expenses since 2004 nor additional net capital investment since the end of 2005. ComEd filed a new delivery service rate case with the ICC in October 2007 based on a 2006 test year and also filed a transmission rate case with FERC during the first quarter of 2007. Resolution of the transmission rate case in 2007 resulted in an increase in first year annual transmission network service revenue requirement of approximately $93 million. The rate increases were requested to reduce the regulatory lag related to recovery of ComEd's costs and returns on its investments. See Note 4 of the Combined Notes to Consolidated Financial Statements for further discussion.

Cash Flows from Operating Activities

Generation's cash flows from operating activities primarily result from the sale of electric energy to wholesale customers, including ComEd and PECO. Generation's future cash flows from operating activities will be affected by future demand for and market prices of energy and its ability to continue to produce and supply power at competitive costs as well as to obtain collections from customers. ComEd's and PECO's cash flows from operating activities primarily result from sales of electricity and, in the case of PECO, gas to a stable and diverse base of retail customers and are weighted toward the third quarter of each fiscal year. ComEd's and PECO's future cash flows will be affected by the economy, weather, customer choice, future regulatory proceedings with respect to their rates and their ability to achieve operating cost reductions. See Note 4 of the Combined Notes to Consolidated Financial Statements for further discussion of regulatory and legal proceedings and proposed legislation.

Beginning in 2007, ComEd began purchasing electricity through the ICC authorized reverse-auction process in order to meet the retail electricity needs of ComEd's customers because ComEd does not own any generation. The Settlement Legislation enacted in August 2007 should provide ComEd with greater stability and certainty that it will be able to procure electricity and pass through the costs of that electricity to its customers and reduce the risk of rate freeze or similar legislation being proposed in the near future. ComEd has implemented various programs to assist its residential customers, including a $64 million rate relief package and other initiatives. See Note 4 of the Combined Notes to Consolidated Financial Statements for further discussion of ComEd's procurement case and rate relief efforts.

Beginning in 2007, Generation's sales to counterparties other than ComEd and PECO increased due to the expiration of the PPA with ComEd on December 31, 2006. These incremental bilateral contracts are subject to the credit risk associated with the ability of counterparties to meet their contractual payment obligations to Generation. Any failure to collect these payments from counterparties could have a material impact on Exelon's and Generation's results of operations, cash flows and financial position. When Generation sells power, as market prices rise above contracted price levels, Generation is required to post collateral with purchasers; as market prices fall below contracted price levels, counterparties are required to post collateral with Generation. To the extent Generation does not have enough collateral to cover its risk of payment collection, Generation's revenues are at risk. With respect to Generation's sales, when market prices decrease, there is a corresponding increase in Generation's revenues at risk.

Beginning in 2007, under the Illinois auction rules and the supplier forward contracts that Generation entered into with ComEd and Ameren, collateral postings are one-sided from Generation only. That is, if market prices fall below ComEd's or Ameren's contracted price levels, ComEd or

Ameren, as the case may be, is not required to post collateral; however, if market prices rise above contracted price levels with ComEd or Ameren, Generation is required to post collateral. To the extent Ameren or ComEd do not or cannot pay Generation under the supplier forward contracts, Generation is therefore exposed. Under the terms of the five-year financial swap contract between Generation and ComEd, there are no immediate collateral provisions on either party. However, if ComEd achieves an investment grade rating from Moody's Investor Service (Moody's) or Standard & Poor's (S&P), and then is later downgraded below investment grade, collateral postings would be one-sided from ComEd; conversely, should Generation be downgraded below investment grade, collateral postings would be one-sided from Generation. Should both ComEd rise above investment grade and then subsequently be downgraded below investment grade and Generation be downgraded below investment grade, collateral postings would be required from either party depending on how market prices compare to the contracted price levels. Under no circumstances would collateral postings exceed $200 million from either ComEd or Generation. See Note 10 of the Combined Notes to Consolidated Financial Statements for further information regarding Generation's collateral policy.

Additionally, Exelon, through ComEd, has taken tax return positions to defer the tax gain on the 1999 sale of its fossil generating assets. In the third quarter of 2007, Exelon received the Internal Revenue Service's (IRS) audit report for the taxable period 1999 through 2001 which reflected the full disallowance of the deferral of gain. Exelon disagrees with the IRS's characterization of this transaction and believes its position is justified. Furthermore, the IRS asserted penalties. In the third quarter of 2007, Exelon appealed the disallowance of the deferral of gain as well as the assertion of the penalties to IRS Appeals. This potential tax obligation is significant and an adverse determination could require a significant payment. See Note 12 of the Combined Notes to Consolidated Financial Statements for further discussion regarding ComEd's tax position on the 1999 sale of its fossil generating assets.

The following table provides a summary of the major items affecting Exelon's cash flows from operations:

	2007	2006	Variance
Net income	$ 2,736	$1,592	$ 1,144
Add (subtract):			
Non-cash operating activities (a)	2,845	3,213	(368)
Income taxes	160	69	91
Changes in working capital and other noncurrent assets and liabilities (b)	(1,041)	141	(1,182)
Pension contributions and postretirement healthcare benefit payments, net	(204)	(180)	(24)
Net cash flows provided by operations	$ 4,496	$4,835	$ (339)

(a) Includes depreciation, amortization and accretion, deferred income taxes, provision for uncollectible accounts, equity in earnings of unconsolidated affiliates, pension and other postretirement benefits expense, other decommissioning-related activities, cumulative effect of a change in accounting principle, impairment charges, pension contributions and postretirement healthcare benefit payments and other non-cash items. See Note 20—Supplemental Financial Information for additional information on non-cash operating activities.

(b) Changes in working capital and other noncurrent assets and liabilities exclude the changes in commercial paper, income taxes and the current portion of long-term debt.

Cash flows provided by operations for 2007 and 2006 by registrant were as follows:

	2007	2006
Exelon	$4,496	$4,835
Generation	2,994	2,550
ComEd	520	987
PECO	980	1,017

Changes in Exelon's, Generation's, ComEd's and PECO's cash flows from operations were generally consistent with changes in the respective results of operations, as adjusted by changes in working capital in the normal course of business. In addition, significant operating cash flow impacts for the Registrants for 2007 and 2006 were as follows:

Exelon

- Exelon contributed $50 million to the Exelon Foundation, a nonconsolidated not-for-profit Illinois corporation. The Exelon Foundation was established in the fourth quarter of 2007 to serve educational and environmental philanthropic purposes.

Generation

- During 2007, Generation, along with ComEd and other generators and utilities, reached an agreement with various representatives from the State of Illinois to address concerns about higher electric bills in Illinois. Generation committed to contributing approximately $747 million over four years. As part of the agreement, Generation contributed approximately $408 million in 2007.
- On October 15, 2007, Generation entered into an agreement (Termination Agreement) with State Line Energy, L.L.C. (State Line), an indirect wholly owned subsidiary of Dominion Resources Inc. to terminate the Power Purchase Agreement dated as of April 17, 1996 (as amended, the PPA) between State Line and Generation relating to the State Line generating facility in Hammond, Indiana, under which Generation controls 515 MW of electric energy and capacity from the State Line facility. Generation became a party to the PPA and various other related agreements by assignment from ComEd as of January 1, 2001. FERC approved the Termination Agreement on October 18, 2007. Further, the conditions to the effectiveness of the Termination Agreement were subsequently satisfied and Generation received a net cash payment from State Line of approximately $228 million, after adjustments, in consideration for the termination of the PPA and the purchase of coal inventories on hand (and in transit) and other assets.
- At December 31, 2007, 2006 and 2005, Generation had accounts receivable from ComEd under its supplier forward agreement and the PPA, which expired on December 31, 2006, of $60 million, $197 million and $242 million, respectively. The decrease was primarily due to lower revenues resulting from the expiration of the PPA with ComEd as well as ComEd making semi-monthly payments under its supplier forward contracts in 2007 as opposed to making monthly payments under the PPA in 2006.
- At December 31, 2007, 2006 and 2005, Generation had accounts receivable from PECO under the PPA of $121 million, $153 million and $151 million, respectively.
- During 2007, Generation had net disbursements of counterparty collateral of $(518) million compared to $431 million of net collections of counterparty collateral in 2006. The decrease in cash flows was primarily due to changes in collateral requirements resulting from changes in market prices and increased activity within exchange-based markets for energy and fossil fuel.
- During 2007, Generation had net receipts of approximately $28 million and during 2006 had net payments of $220 million related to option premiums, primarily due to lower activity in 2006 compared to 2007 due to changes in market prices.
- During 2005, Exelon received a $102 million Federal income tax refund for capital losses generated in 2003 related to Generation's investment in Sithe, which were carried back to prior periods. In the first quarter of 2006, Exelon remitted a $98 million payment to the IRS in connection with the settlement of the IRS's challenge of the timing of the above-described

deduction. This payment included $6 million of interest which was recognized as interest expense in the first quarter of 2006. Exelon received approximately $92 million on December 13, 2006 related to this same deduction in connection with the filing of its 2005 tax return.

ComEd

- As a result of downgraded credit ratings in early 2007, ComEd is making accelerated semi-monthly payments under its supplier forward contracts with its energy suppliers, including Generation. Prior to the credit ratings downgrade, ComEd made monthly payments to its energy suppliers. At December 31, 2007, 2006 and 2005, ComEd had accrued payments to Generation for energy purchases of $60 million, $197 million, and $242 million, respectively. At December 31, 2007, 2006 and 2005, ComEd had accrued payments to other energy suppliers of $82 million, $10 million, and $12 respectively.
- At December 31, 2007, ComEd had net under-recovered energy costs of $97 million. See Note 4 of the Combined Notes to the Consolidated Financial Statements for more information.
- During 2007, ComEd's revenue exceeded its cash collections from customers by $103 million. During 2006, ComEd's cash collections exceeded its revenue from customers by $6 million.
- As part of its rate relief programs, at December 31, 2007, ComEd had $13 million deposited in an escrow account classified as restricted cash. As ComEd issues credits to customers and funds various customer programs, ComEd will request reimbursements from the escrow account. As part of the Settlement and its rate relief programs, ComEd contributed approximately $41 million to rate relief programs in 2007. See Note 4 of the Combined Notes to the Consolidated Financial Statements for more information on the rate relief programs.

Cash Flows from Investing Activities

Cash flows used in investing activities for 2007 and 2006 by registrant were as follows:

	2007	2006
Exelon	$(2,909)	$(2,762)
Generation	(1,424)	(1,406)
ComEd	(1,015)	(894)
PECO	(337)	(332)

Capital expenditures by registrant and business segment for 2007 and projected amounts for 2008 are as follows:

	2007	2008
Generation (a)	$1,269	$1,599
ComEd	1,040	1,003
PECO	339	394
Other (b)	26	122
Total Exelon capital expenditures	$2,674	$3,118

(a) Includes nuclear fuel.
(b) Other primarily consists of corporate operations and BSC.

Projected capital expenditures and other investments by the Registrants are subject to periodic review and revision to reflect changes in economic conditions and other factors.

Generation. Generation's capital expenditures for 2007 reflected additions and upgrades to existing facilities (including material condition improvements during nuclear refueling outages) and nuclear fuel. Generation anticipates that its capital expenditures will be funded by internally generated funds, borrowings or capital contributions from Exelon.

ComEd and PECO. ComEd and PECO are continuing to evaluate their total capital spending requirements. ComEd and PECO anticipate that their capital expenditures will be funded by internally generated funds, borrowings and the issuance of debt or preferred securities.

Other significant investing activities for Exelon, Generation, and PECO for 2007 and 2006 were as follows:

Exelon

- Exelon contributed $93 million and $92 million to its investments in synthetic fuel-producing facilities during 2007 and 2006, respectively.

Generation

- During 2007, Generation received approximately $42 million from Generation's nuclear decommissioning trust funds for reimbursement of expenditures previously incurred for nuclear plant decommissioning activities related to its retired units.
- On February 9, 2007, Tamuin International Inc., a wholly owned subsidiary of Generation, sold its 49.5% ownership interests in TEG and TEP to a subsidiary of AES Corporation for $95 million in cash plus certain purchase price adjustments.
- On March 31, 2006, Generation entered into an agreement to accelerate the acquisition of Peoples Calumet's 30% interest in SCEP. Prior to this agreement, Generation was obligated to purchase Peoples Calumet's 30% interest ratably over a 20-year period. This transaction closed on May 31, 2006. Under the agreement, Generation paid Peoples Calumet approximately $47 million for its remaining interest in SCEP. Generation financed this transaction using short-term debt and available cash.

Cash Flows from Financing Activities

Cash flows provided by (used in) financing activities for 2007 and 2006 by registrant were as follows:

	2007	2006
Exelon	$(1,500)	$(1,989)
Generation	(1,571)	(1,050)
ComEd	547	(96)
PECO	(638)	(693)

Debt. Debt activity for 2007 and 2006 by registrant was as follows:

Company	Issuance of long-term debt in 2007	Use of proceeds
Generation	$700 million of 6.20% Senior Notes, due October 1, 2017	Used to refinance commercial paper and for other general corporate purposes.
Generation	$46 million of Exempt Facilities Revenue Bonds with variable interest rates, due December 1, 2042	Will be used to finance a portion of the construction and installation costs of emissions-control facilities at Keystone Generating Station
ComEd	Additional $300 million of First Mortgage 5.90% Bonds, Series 103, due March 15, 2036	Used to refinance outstanding commercial paper and to repay a portion of borrowings under ComEd's revolving credit facility.
ComEd	$425 million of First Mortgage 6.15% Bonds, Series 106, due September 15, 2017	Used to repay borrowings made under its revolving credit agreement.
PECO	$175 million of First and Refunding Mortgage Bonds, 5.70% Series due March 15, 2037	Used to supplement working capital previously financed through sales of commercial paper and for other general corporate purposes.

Company	Issuance of long-term debt in 2006	Use of proceeds
ComEd	$325 million of First Mortgage 5.90% Bonds, Series 103, due March 15, 2036	Used to supplement working capital previously used to refinance amounts that ComEd used to repay bonds and notes.
ComEd	$300 million of First Mortgage 5.95% Bonds, Series 104, due August 15, 2016	Used to repay commercial paper and for other general corporate purposes.
ComEd	Additional $115 million of First Mortgage 5.95% Bonds, Series 104, due August 15, 2016	Used to repay bonds at maturity.
ComEd	$345 million of First Mortgage 5.40% Bonds, Series 105, due December 15, 2011	Used to repay borrowings under ComEd's revolving credit agreement which had been used to repay bonds and to refinance notes.
PECO	$300 million of First Mortgage Bonds 5.95% Series, due October 1, 2036	Used to repay commercial paper and for other general corporate purposes.

On January 16, 2008, ComEd issued $450 million of First Mortgage 6.45% Bonds, Series 107, due January 15, 2038. The proceeds were used to refinance maturing First Mortgage Bonds and will be used for the early redemption of trust preferred securities.

Company	Retirement of long-term debt in 2007
Exelon	$88 million of 6.00-8.00% notes payable for investments in synthetic fuel-producing facilities, due at various dates
Generation	$10 million of 6.33% note payable, due August 8, 2009
ComEd	$145 million of 7.625% note payable, due January 15, 2007
ComEd	$2 million of 3.875-4.75% sinking fund debentures, due at various dates
PECO	$17 million of variable rate special agreement accounts receivable, due November 2010
ComEd	$138 million of 5.63% ComEd Transitional Funding Trust, due June 25, 2007 (a)(b)
ComEd	$236 million of 5.74% ComEd Transitional Funding Trust, due December 25, 2008
PECO	$641 million of 6.13% PETT, due September 1, 2008
PECO	$30 million of 7.625% PETT, due March 1, 2009

(a) Amount includes $17 million previously reflected in prepaid interest. This amount did not impact ComEd's Consolidated Statement of Operations or ComEd's Consolidated Statement of Cash Flows.
(b) ComEd applied $8 million of previously prepaid balances against the long-term debt to ComEd Transitional Funding Trust.

Company	Retirement of long-term debt in 2006
Exelon	$50 million of 6.00-800% notes payable for investments in synthetic fuel-producing facilities, due at various dates
Generation	$10 million of 6.33% note payable, due August 8, 2009
ComEd	$199 million of 4.40% Pollution Control Revenue Bonds, due December 1, 2006
ComEd	$95 million of 8.25% First Mortgage Bonds, due October 1, 2006
ComEd	$31 million of 8.375% First Mortgage Bonds, due October 15, 2006
ComEd	$2 million of 3.875-4.75% sinking fund debentures, due at various dates
ComEd	$339 million of 5.63% ComEd Transitional Funding Trust, due June 25, 2007
PECO	$522 million of 6.05% PETT, due March 1, 2007
PECO	$49 million of 6.13% PETT, due September 1, 2008
Other	$15 million of various other debt agreements

See Note 11 of the Combined Notes to the Consolidated Financial Statements for more information on the Registrants' debt.

From time to time and as market conditions warrant, the Registrants may engage in long-term debt retirements via tender offers, open market repurchases or other viable options to strengthen their respective balance sheets.

Dividends. Cash dividend payments and distributions in 2007 and 2006 by registrant were as follows:

	2007	2006
Exelon	$1,180	$1,071
Generation	2,357	609
PECO	566	506

Exelon paid dividends of $296 million, $296 million, $297 million, and $291 million on March 10, 2007, June 11, 2007, September 10, 2007 and December 10, 2007, respectively, to shareholders of record at the close of business on February 15, 2007, May 15, 2007, August 15, 2007 and November 15, 2007, respectively. On December 19, 2007, the Exelon Board of Directors declared a quarterly dividend of $0.50 per share on Exelon's common stock, which is payable on March 10, 2008 to shareholders of record at the end of the day on February 15, 2008. Exelon paid dividends of $267 million, $268 million, $268 million and $268 million on March 10, 2006, June 12, 2006, September 11, 2006 and December 11, 2006, respectively, to shareholders of record at the close of business on February 15, 2006, May 15, 2006, August 15, 2006 and November 15, 2006, respectively. See "Dividends" section of Market for our Common Equity and Related Stockholder Matters within this Financial Information supplement for a further discussion of Exelon's dividend policy.

During 2007 and 2006, ComEd did not pay any dividend. The decision by the ComEd Board of Directors not to declare a dividend was the result of several factors, including ComEd's need for a rate increase to cover existing costs and anticipated levels of future capital expenditures as well as the continued uncertainty related to ComEd's regulatory filings as discussed in Note 4 of the Combined Notes to Consolidated Financial Statements. ComEd's Board of Directors will assess ComEd's ability to pay a dividend after 2007.

Share Repurchases. Exelon's Board of Directors approved a share repurchase program on August 31, 2007 in connection with Exelon's value return policy. This policy uses share repurchases from time to time to return cash or balance sheet capacity to Exelon shareholders after funding maintenance capital and other commitments and in the absence of higher value-added growth opportunities. On September 4, 2007, Exelon entered into agreements with two investment banks to repurchase a total of $1.25 billion of Exelon's common shares under an accelerated share repurchase arrangement. In September 2007, Exelon received 15.1 million shares in accordance with the accelerated share repurchase agreements, which were recorded as treasury stock, at cost, for $1.17 billion.

In 2007, Exelon purchased $1.2 billion of treasury shares under Exelon's 2007 share repurchase program. Additionally, in connection with the accelerated share repurchase program, Exelon purchased a forward contract indexed to Exelon's own common stock of $79 million during 2007. In 2006, Exelon purchased $186 million of treasury shares under Exelon's 2004 share repurchase plan.

On December 19, 2007, Exelon's Board of Directors authorized a new share repurchase program of up to $500 million of Exelon's outstanding common stock.

See Note 17 of the Combined Notes to Consolidated Financial Statements for further information regarding Exelon's share repurchases.

Intercompany Money Pool. Generation's net borrowings from the Exelon intercompany money pool did not change during 2007 and decreased $92 million during 2006. During 2006, ComEd repaid $140 million that it had borrowed from the Exelon intercompany money pool. As of January 10, 2006, ComEd suspended participation in the intercompany money pool. PECO's net borrowings from the Exelon intercompany money pool decreased $45 million and increased $45 million in 2007 and 2006, respectively.

Short-Term Borrowings. During 2007, Exelon, ComEd and PECO (repaid) issued $(59) million, $(60) million and $151 million, net, of commercial paper, respectively. During 2006, Exelon, Generation, ComEd and PECO repaid $685 million, $311 million, $399 million and $125 million, net, of commercial paper, respectively. At December 31, 2007, Exelon and ComEd had $370 million of outstanding borrowings under ComEd's credit agreement.

In 2006, Exelon terminated its $300 million term loan agreement. See Note 11 of the Combined Notes to the Consolidated Financial Statements for further information.

Retirement of Long-Term Debt to Financing Affiliates. Retirement of long-term debt to financing affiliates during 2007 and 2006 by registrant were as follows:

	Year Ended December 31,	
	2007	2006
Exelon	$1,020	$910
ComEd	349	339
PECO	671	571

Contributions from Parent/Member. Contributions from Parent/Member (Exelon) for the years ended December 31, 2007 and 2006 by registrant were as follows:

	Year Ended December 31,	
	2007	2006
Generation	$ 54	$ 25
ComEd	28	37
PECO	338	181

Other. Other significant financing activities for Exelon for the year ended December 31, 2007 and 2006 were as follows:

- Exelon received proceeds from employee stock plans of $215 million and $184 million during 2007 and 2006, respectively.
- Exelon's other financing activities reflects $97 million and $60 million of excess tax benefits during 2007 and 2006, respectively.

Credit Issues

Exelon Credit Facilities

Exelon, Generation and PECO meet their short-term liquidity requirements primarily through the issuance of commercial paper and ComEd meets its short-term liquidity requirements primarily through borrowings from its credit facility. The Registrants may use credit facilities for general corporate purposes, including meeting short-term funding requirements and the issuance of letters of credit. At December 31, 2007, Exelon, Generation, ComEd and PECO have access to revolving credit facilities with aggregate bank commitments of $1 billion, $5 billion, $1 billion and $600 million, respectively. In September 2007, Exelon, Generation, and PECO received consent from 26 of 28 of their lenders to extend the terms of their respective credit agreements by one year, representing $6.3 billion of the $6.6 billion of original commitments. The extension took effect on October 26, 2007 and extended the termination date of the credit agreements to October 26, 2012. These revolving credit agreements are used principally to support the commercial paper programs at the Registrants and to issue letters of credit. See Note 11 of the Combined Notes to Consolidated Financial Statements for further information regarding the Registrants' credit facilities.

At December 31, 2007, the Registrants had the following aggregate bank commitments and available capacity under the credit agreements and the indicated amounts of outstanding commercial paper:

Borrower	Aggregate Bank Commitment (a)	Available Capacity (b)	Outstanding Commercial Paper
Exelon Corporate	$1,000	$ 993	$—
Generation	5,000	4,866	—
ComEd	1,000	586	—
PECO	600	598	246

(a) Represents the total bank commitments to the borrower under credit agreements to which the borrower is a party.
(b) Available capacity represents the unused bank commitments under the borrower's credit agreements net of outstanding letters of credit. The amount of commercial paper outstanding does not reduce the available capacity under the credit agreements.

Interest rates on advances under the credit facilities are based on either prime or the London Interbank Offered Rate (LIBOR) plus an adder based on the credit rating of the borrower as well as the total outstanding amounts under the agreement at the time of borrowing. In the cases of Exelon, Generation and PECO, the maximum LIBOR adder is 65 basis points; and in the case of ComEd, it is 162.5 basis points for the unsecured facility.

The average interest rates on short-term debt (facility borrowings and commercial paper) for 2007 for Exelon, Generation, ComEd and PECO were approximately 5.55%, 5.51%, 6.01% and 5.09%, respectively.

Each credit agreement requires the affected borrower to maintain a minimum cash from operations to interest expense ratio for the twelve-month period ended on the last day of any quarter. The ratios exclude revenues and interest expenses attributable to securitization debt, certain changes in working capital, distributions on preferred securities of subsidiaries and interest on nonrecourse debt. The following table summarizes the minimum thresholds reflected in the credit agreements for the year ended December 31, 2007:

	Exelon	Generation	ComEd	PECO
Credit agreement threshold	2.50 to 1	3.00 to 1	2.00 to 1	2.00 to 1

At December 31, 2007, the Registrants were in compliance with the foregoing thresholds.

Capital Structure. At December 31, 2007, the capital structures of the Registrants consisted of the following:

	Exelon Consolidated	Generation	ComEd	PECO (a)
Long-term debt	44%	37%	36%	28%
Long-term debt to affiliates (b)	11	—	5	33
Common equity	43	—	56	34
Member's equity	—	63	—	—
Preferred securities	—	—	—	1
Commercial paper and notes payable	2	—	3	4

(a) As of December 31, 2007, PECO's capital structure, excluding the deduction from shareholders' equity of the $784 million receivable from Exelon (which amount is deducted for GAAP purposes as reflected in the table, but is excluded from the percentages in this footnote), consisted of 42% common equity, 1% preferred securities, 4% notes payable and 53% long-term debt, including long-term debt to unconsolidated affiliates.

(b) Includes $2.5 billion, $0.6 billion and $1.9 billion owed to unconsolidated affiliates of Exelon, ComEd and PECO, respectively, that qualify as special purpose entities under FIN 46-R. These special purpose entities were created for the sole purpose of issuing debt obligations to securitize intangible transition property consisting of CTCs of ComEd and PECO or mandatorily redeemable trust preferred securities. See Note 1 of the Combined Notes to Consolidated Financial Statements for further information regarding FIN 46-R.

Subprime Credit Crisis

Due to recent market developments, including a series of rating agency downgrades of subprime U.S. mortgage-related assets, the fair value of subprime-related investments have declined. This decline in fair value has become especially problematic for certain large financial institutions. Therefore, the Registrants performed an assessment of their ability to obtain financing and concluded that they expect to have access to liquidity in the capital markets at reasonable rates. In addition, Exelon, Generation, ComEd and PECO have access to unsecured revolving credit facilities with aggregate bank commitments of $1 billion, $5 billion, $1 billion and $600 million, respectively, which are not restricted upon general market conditions.

Exelon and Generation have also performed an assessment of their investments held in trusts, which will be used by Exelon to satisfy future obligations under Exelon's pension and postretirement benefit plans and by Generation to satisfy future obligations to decommission Generation's nuclear plants. Exelon and Generation have determined that a decline in the fair value of the subprime-related investments is not expected to be material.

As of December 31, 2007, ComEd and PECO had $343 million and $154 million respectively of tax-exempt long-term debt that is insured by AAA-rated bond insurers, namely Ambac Assurance Corporation, Financial Guaranty Insurance Co. and XL Capital Assurance Inc. Due to the exposure that these bond insurers have in connection with recent developments in the subprime credit market, the rating agencies have put these insurers on review for possible downgrade. Fitch has since lowered the credit ratings of Ambac Assurance Corporation from AAA to AA, Financial Guaranty Insurance Co. from AAA to AA, and XL Capital Assurance Inc. from AAA to A. The ComEd and PECO bonds are sold at auction rates that are reset every 7 or 35 days. If there is a loss of confidence in the creditworthiness of the bond insurers, ComEd and PECO could experience a loss in liquidity in the markets for their insured bonds. The instruments under which the bonds are issued allow ComEd and PECO to convert to other short-term variable-rate structures, term put structures and fixed-rate structures. As of December 31, 2007, Generation had $566 million in tax-exempt long-term debt outstanding in the commercial paper, weekly and daily reset structures, of which $520 million is backed by letters of credit and $46 million is unenhanced. Generation does not have any bonds insured by the aforementioned AAA-rated bond insurers.

Intercompany Money Pool

To provide an additional short-term borrowing option that will generally be more favorable to the borrowing participants than the cost of external financing, Exelon operates an intercompany money pool. Participation in the intercompany money pool is subject to authorization by Exelon's treasurer. As of January 10, 2006, ComEd voluntarily suspended its participation in the money pool. Generation, PECO, and BSC may participate in the intercompany money pool as lenders and borrowers; and Exelon may participate as a lender. Funding of, and borrowings from, the intercompany money pool are predicated on whether the contributions and borrowings result in economic benefits. Interest on borrowings is based on short-term market rates of interest or, if from an external source, specific borrowing rates. Maximum amounts contributed to and borrowed from the intercompany money pool by participant during 2007 are described in the following table in addition to the net contribution or borrowing as of December 31, 2007:

	Maximum Contributed	Maximum Borrowed	December 31, 2007 Contributed (Borrowed)
Generation	$314	$127	$—
PECO	60	222	—
BSC	87	165	(9)
Exelon	113	—	9

Security Ratings

The Registrants' access to the capital markets, including the commercial paper market, and their respective financing costs in those markets depend on the securities ratings of the entity that is accessing the capital markets. The following table shows the Registrants' securities ratings at December 31, 2007:

	Securities	Moody's Investors Service	Standard & Poor's Corporation	Fitch Ratings.
Exelon	Senior unsecured debt	Baa1	BBB	BBB+
	Commercial paper	P2	A2	F2
Generation	Senior unsecured debt	A3	BBB+	BBB+
	Commercial paper	P2	A2	F2
ComEd	Senior unsecured debt	Ba1	B+	BBB-
	Senior secured debt	Baa2	BBB	BBB
	Commercial paper	Not prime	B	B
	Transition bonds (a)	Aaa	AAA	AAA
PECO	Senior unsecured debt	A3	BBB	A-
	Senior secured debt	A2	A	A
	Commercial paper	P1	A2	F2
	Transition bonds (b)	Aaa	AAA	AAA

(a) Issued by ComEd Transitional Funding Trust, an unconsolidated affiliate of ComEd.
(b) Issued by PETT, an unconsolidated affiliate of PECO.

On March 9, 2007, Fitch Ratings (Fitch) downgraded the debt ratings of ComEd's senior secured debt (from BBB+ to BBB), senior unsecured debt (from BBB to BB+) and commercial paper (from F2 to B) due to Fitch's concerns regarding the continued legislative efforts to freeze rates and the prospects for adequate and timely cost recovery through future rate increases. On June 12, 2007, Fitch downgraded PECO's commercial paper rating from F1 to F2. According to Fitch, the ratings "do not reflect any deterioration of PECO's liquidity profile"; rather, they reflect a change to Fitch's short-term and long-term rating linkage practices. On August 1, 2007, Fitch placed ComEd's ratings under Ratings Watch Positive following the Illinois House and Senate approval of the Settlement Legislation.

On August 29, 2007, Fitch removed ComEd's ratings under Ratings Watch Positive and upgraded ComEd's senior unsecured debt ratings from BB+ to BBB- after the Governor signed the Settlement Legislation.

On March 26, 2007, Moody's downgraded ComEd's senior unsecured debt (from Baa3 to Ba1) and commercial paper (from Prime-3 to Not-Prime) due to continued regulatory and political uncertainty in Illinois. On August 29, 2007, Moody's removed ComEd's ratings from review for possible downgrade and affirmed its current ratings. ComEd's rating outlook from Moody's is stable. On September 21, 2007, Moody's upgraded Exelon's and Generation's issuer and senior unsecured debt ratings. Exelon's issuer and senior unsecured debt ratings were upgraded from Baa2 to Baa1. Generation's issuer and senior unsecured debt ratings were upgraded from Baa1 to A3. Exelon's and Generation's ratings outlooks are stable.

On June 1, 2007, S&P downgraded ComEd's short-term and long-term security ratings due to the continued regulatory and political uncertainty encountered by ComEd. ComEd's commercial paper rating was downgraded to B from A-3, its senior secured debt rating was downgraded to BBB- from BBB and its senior unsecured debt rating was downgraded to B- from BB+. On August 29, 2007, S&P removed the Registrants' ratings from CreditWatch with negative implications and affirmed their ratings. ComEd's rating outlook from S&P is positive. Exelon's, Generation's and PECO's ratings outlooks are stable. On September 6, 2007, S&P revised its methodology for rating secured debt and upgraded ComEd's (from BBB- to BBB) and PECO's (from A- to A) senior secured debt ratings.

None of the Registrants' borrowings is subject to default or prepayment as a result of a downgrading of securities although such a downgrading could increase fees and interest charges under the Registrants' credit facilities.

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency.

As part of the normal course of business, Generation routinely enters into physical or financially settled contracts for the purchase and sale of capacity, energy, fuels and emissions allowances. These contracts either contain express provisions or otherwise permit Generation and its counterparties to demand adequate assurance of future performance when there are reasonable grounds for doing so. In accordance with the contracts and applicable contracts law, if Exelon or Generation is downgraded by a credit rating agency, especially if such downgrade is to a level below investment grade, it is possible that a counterparty would attempt to rely on such a downgrade as a basis for making a demand for adequate assurance of future performance. Depending on its net position with a counterparty, the demand could be for the posting of collateral. In the absence of expressly agreed to provisions that specify the collateral that must be provided, the obligation to supply the collateral requested will be a function of the facts and circumstances of Exelon or Generation's situation at the time of the demand. If Exelon can reasonably claim that it is willing and financially able to perform its obligations, it may be possible to successfully argue that no collateral should be posted or that only an amount equal to two or three months of future payments should be sufficient.

Shelf Registrations

The Registrants filed automatic shelf registration statements that are not required to specify the amount of securities to be offered thereon. As of December 31, 2007, the Registrants had current shelf registration statements for the sale of unspecified amounts of securities that were effective with the SEC. The ability of each registrant to sell securities off its shelf registration statement or to access the private placement markets will depend on a number of factors at the time of the proposed sale, including other required regulatory approvals, the current financial condition of the company, its securities ratings and market conditions.

Regulatory Restrictions

The issuance by ComEd of long-term debt or equity securities requires the prior authorization of the ICC. The issuance by PECO of long-term debt or equity securities requires the prior authorization of the PAPUC. ComEd and PECO normally obtain the required approvals on a periodic basis to cover their anticipated financing needs for a period of time or in connection with a specific financing. As of December 31, 2007, ComEd had $427 million in long-term debt refinancing authority from the ICC and $303 million in new money long-term debt financing authority, of which ComEd used $427 million and $23 million, respectively, in January 2008. In December 2007, ComEd filed for an additional $700 million in new money long-term debt financing authority from the ICC and expects to receive an order related to this filing during the first quarter of 2008. As of December 31, 2007, PECO had $1.9 billion in long-term debt financing authority from the PAPUC.

FERC has financing jurisdiction over ComEd's and PECO's short-term financings and Generation's financings. In September 2007, ComEd and PECO filed requests with FERC for short-term financing authority in the amounts of $2.5 billion and $1.5 billion, respectively. The requested authorizations were approved on December 4, 2007 and expire on December 31, 2009; they replaced the authorizations that were set to expire on December 31, 2007. Generation currently has blanket financing authority that it received from FERC with its market-based rate authority. See Note 4 of the Combined Notes to Consolidated Financial Statements for further information.

Exelon's ability to pay dividends on its common stock depends on the payment to it of dividends by its operating subsidiaries. The payments of dividends to Exelon by its subsidiaries in turn depend on their results of operations and cash flows and other items affecting retained earnings. The Federal Power Act declares it to be unlawful for any officer or director of any public utility "to participate in the making or paying of any dividends of such public utility from any funds properly included in capital account." In addition, under Illinois law, ComEd may not pay any dividend on its stock, unless, among other things, its earnings and earned surplus are sufficient to declare and pay a dividend after provision is made for reasonable and proper reserves, or unless ComEd has specific authorization from the ICC. During 2006 and 2007, ComEd did not pay any dividend. At December 31, 2007, Exelon had retained earnings of $4.9 billion, including Generation's undistributed earnings of $1,429 million, ComEd's retained deficit of $(29) million consisting of an unappropriated retained deficit of $(1,639) million partially offset by $1,610 million of retained earnings appropriated for future dividends, and PECO's retained earnings of $548 million. See Note 19 of the Combined Notes to Consolidated Financial Statements for additional information regarding fund transfer restrictions.

Investments in Synthetic Fuel-Producing Facilities

Exelon, through three separate wholly owned subsidiaries, owns interests in two limited liability companies and one limited partnership that own synthetic fuel-producing facilities. Section 45K (formerly Section 29) of the Internal Revenue Code (IRC) provides tax credits for the sale of synthetic fuel produced from coal. However, Section 45K contains a provision under which the tax credits are phased out (i.e., eliminated) in the event crude oil prices for a year exceed certain thresholds.

The following table (in dollars) provides the estimated phase-out range for 2007:

	2007
Beginning of Phase-Out Range [a]	$57
End of Phase-Out Range [a]	71
2007 Estimated Average U.S. Crude Oil Wellhead Acquisition Price by First Purchasers	66

(a) The estimated 2007 phase-out range is based upon the range stated in the Section 45K of the IRC adjusted for an approximate 3% increase for inflation.

As of December 31, 2007, Exelon has estimated the 2007 phase-out to be 68%, which has reduced Exelon's earned after-tax credits of $251 million to $81 million for 2007. Exelon anticipates that it will generate approximately $220 million of cash over the life of these investments. As a result of the phase-out of tax credits in 2007 and the timing of the realization of tax benefits earned in prior years,. Exelon will collect approximately $200 million of cash in 2008. See Note 12 of the Combined Notes to Consolidated Financial Statements for further discussion.

Contractual Obligations and Off-Balance Sheet Arrangements

The following table summarizes Exelon's future estimated cash payments under existing contractual obligations, including payments due by period.

		Payment due within				
	Total	2008	2009-2010	2011-2012	Due 2013 and beyond	All Other
Long-term debt	$10,510	$ 603	$ 639	$2,626	$ 6,642	$—
Long-term debt to financing trusts	2,551	501	1,505	—	545	—
Interest payments on long-term debt [(a)]	6,030	549	1,062	826	3,593	—
Interest payments on long-term debt to financing trusts [(a)]	1,089	169	173	76	671	—
FIN 48 liability and interest [(b)]	504	—	—	—	—	504
Capital leases	43	2	4	4	33	—
Operating leases	796	75	133	124	464	—
Purchase power obligations [(c)]	4,237	808	663	711	2,055	—
Fuel purchase agreements	5,333	1,090	1,851	1,340	1,052	—
Other purchase obligations [(c)(d)]	857	236	296	215	110	—
Chicago agreement—2003 [(e)]	30	6	12	12	—	—
Spent nuclear fuel obligation	997	—	—	—	997	—
Pension minimum funding requirement [(f)]	353	63	158	132	—	—
Other postretirement benefits minimum funding requirement [(g)]	229	47	97	85	—	—
Total contractual obligations	$33,559	$4,149	$6,593	$6,151	$16,162	$504

(a) Interest payments are estimated based on final maturity dates of debt securities outstanding at December 31, 2007 and do not reflect anticipated future refinancing, early redemptions or debt issuances. Variable rate interest obligations are estimated based on rates as of December 31, 2007.

(b) As of December 31, 2007, Exelon's FIN 48 liability and FIN 48 net interest payable were $460 million and $44 million, respectively. Exelon was unable to reasonably estimate the timing of FIN 48 liability and interest payments in individual years beyond 12 months due to uncertainties in the timing of the effective settlement of tax positions.

(c) Net capacity purchases include tolling agreements that are accounted for as operating leases. Amounts presented in the commitments represent Generation's expected payments under these arrangements at December 31, 2007. Expected payments include certain capacity charges that are contingent on plant availability. Does not include ComEd's supplier forward contracts as these contracts do not require purchases of fixed or minimum quantities. See Notes 4 and 19 of the Combined Notes to the Consolidated Financial Statements.

(d) Commitments for services, materials and information technology.

(e) In 2003, ComEd entered into separate agreements with Chicago and with Midwest Generation (Midwest Agreement). Under the terms of the agreement with Chicago, ComEd will pay Chicago $60 million over ten years to be relieved of a requirement, originally transferred to Midwest Generation upon the sale of ComEd's fossil stations in 1999, to build a 500-MW generation facility.

(f) These amounts represent Exelon's estimated minimum pension contributions required under the Employee Retirement Income Security Act (ERISA) and the Pension Protection Act of 2006. These amounts represent estimates that are based on assumptions that are subject to change. The minimum required contribution for years after 2012 are currently not available. Exelon may contribute more than the minimum funding requirements; however, these amounts are not included above as such amounts are discretionary based upon the status of the plans.

(g) These amounts represent PECO's estimated minimum other postretirement benefit contributions required under a PAPUC rate order to fund the cost of a regulated entity under SFAS No. 106. These minimum contributions represent estimates that are based on assumptions that are subject to change. The minimum required contribution for years after 2012 are currently not available. Exelon may contribute more than the minimum funding requirements; however, these amounts are not included above as such amounts are discretionary based upon the status of the plans.

Exelon's commitments as of December 31, 2007, representing commitments potentially triggered by future events, were as follows:

	Expiration within				
	Total	2008	2009-2010	2011-2012	2013 and beyond
Letters of credit (non-debt) [(a)]	$ 225	$225	$—	$—	$ —
Letters of credit (long-term debt)—interest coverage [(b)]	15	—	15	—	—
Surety bonds [(c)]	109	31	—	—	78
Performance guarantees [(d)]	303	1	3	3	296
Energy marketing contract guarantees [(e)]	272	242	—	25	5
Nuclear insurance premiums [(f)]	1,710	—	—	—	1,710
Lease guarantees [(g)]	141	—	4	—	137
Chicago agreement—2007 [(h)]	32	18	11	3	—
Midwest Generation Capacity Reservation Agreement guarantee [(i)]	18	4	8	6	—
Exelon New England guarantees [(j)]	63	1	2	2	58
Rate relief commitments – settlement legislation [(k)]	439	290	125	24	—
Construction commitments [(l)]	219	51	104	64	—
Total commitments	$3,546	$863	$272	$127	$2,284

(a) Letters of credit (non-debt)—Exelon and certain of its subsidiaries maintain non-debt letters of credit to provide credit support for certain transactions as requested by third parties. As of December 31, 2007, Exelon had $143 million of outstanding letters of credit (non-debt) issued under its $6.6 billion credit agreements. Guarantees of $15 million have been issued to provide support for certain letters of credit as required by third parties.

(b) Letters of credit (long-term debt) interest coverage—Reflects the interest coverage portion of letters of credit supporting floating-rate pollution control bonds. The principal amount of the floating-rate pollution control bonds of $520 million is reflected in long-term debt in Exelon's Consolidated Balance Sheet.

(c) Surety bonds—Guarantees issued related to contract and commercial agreements, excluding bid bonds.

(d) Performance guarantees—Guarantees issued to ensure execution under specific contracts.

(e) Energy marketing contract guarantees—Guarantees issued to ensure performance under energy commodity contracts.

(f) Nuclear insurance premiums—Represent the maximum amount that Generation would be required to pay for retrospective premiums in the event of nuclear disaster at any domestic site under the Secondary Financial Protection pool as required under the Price-Anderson Act.

(g) Lease guarantees—Guarantees issued to ensure payments on building leases.

(h) Chicago agreement—2007—In December 2007, ComEd entered into an agreement with Chicago. Under the terms of the agreement, ComEd will pay $55 million over six years, of which $23 million was paid in December 2007. See Note 4 of the Combined Notes to Consolidated Financial Statements for further details on the City of Chicago Settlement.

(i) Midwest Generation Capacity Reservation Agreement guarantee—In connection with ComEd's agreement with the City of Chicago (Chicago) entered into on February 20, 2003, Midwest Generation assumed from Chicago a Capacity Reservation Agreement that Chicago had entered into with Calumet Energy Team, LLC. ComEd has agreed to reimburse Chicago for any nonperformance by Midwest Generation under the Capacity Reservation Agreement. Under FIN 45, $2 million is included as a liability on Exelon's Consolidated Balance Sheets at December 31, 2007.

(j) Exelon New England guarantees—Mystic Development LLC (Mystic), a former affiliate of Exelon New England, has a long-term agreement through January 2020 with Distrigas of Massachusetts Corporation (Distrigas) for gas supply, primarily for the Boston Generating units. Under the agreement, gas purchase prices from Distrigas are indexed to the New England gas markets. Exelon New England has guaranteed Mystic's financial obligations to Distrigas under the long-term supply agreement. Exelon New England's guarantee to Distrigas remained in effect following the transfer of ownership interest in Boston Generating in May 2004. Under FIN 45, approximately $12 million and $1 million are included as a noncurrent liability and current liability, respectively, within the Consolidated Balance Sheets of Generation as of December 31, 2007 related to this guarantee. The terms of the guarantee do not limit the potential future payments that Exelon New England could be required to make under the guarantee. Other guarantees associated with Exelon New England included in current liabilities total less than $1 million.

(k) See Notes 4 and 19 of the Combined Notes to the Consolidated Financial Statements for further detail on Generation's and ComEd's rate relief commitments.

(l) See Note 19 of the Combined Notes to the Consolidated Financial Statements for further detail on ComEd's and PECO's construction commitments.

For additional information about:

- commercial paper, see Note 11 of the Combined Notes to Consolidated Financial Statements.
- long-term debt, see Note 11 of the Combined Notes to Consolidated Financial Statements.
- FIN 48 liabilities, see Note 12 of the Combined Notes to Consolidated Financial Statements.
- capital lease obligations, see Note 11 of the Combined Notes to Consolidated Financial Statements.
- operating leases, energy commitments, fuel purchase agreements, construction commitments and rate relief commitments, see Note 19 of the Combined Notes to Consolidated Financial Statements.
- the nuclear decommissioning and spent nuclear fuel obligations, see Notes 13 and 14 of the Combined Notes to Consolidated Financial Statements.
- regulatory commitments, see Note 4 of the Combined Notes to Consolidated Financial Statements.

Variable Interest Entities

Financing Trusts of ComEd and PECO. The financing trusts of ComEd, namely ComEd Financing II, ComEd Financing III, ComEd Funding LLC and ComEd Transitional Funding Trust, and the financing trusts of PECO, namely PECO Trust III, PECO Trust IV and PETT, are not consolidated in Exelon's, ComEd's and PECO's financial statements pursuant to the provisions of FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" and FIN 46 (revised December 2003) (FIN 46-R). Amounts of $0.6 billion and $1.9 billion, respectively, owed by ComEd and PECO to these financing trusts were recorded as long-term debt to ComEd Transitional Funding Trust and PETT and long-term debt to financing trusts within the Consolidated Balance Sheets as of December 31, 2007.

Nuclear Insurance Coverage

Generation carries property damage, decontamination and premature decommissioning insurance for each station loss resulting from damage to Generation's nuclear plants, subject to certain exceptions. Additionally, Generation carries business interruption insurance in the event of a major accidental outage at a nuclear station. Finally, Generation participates in the Master Worker Program, which provides coverage for worker tort claims filed for bodily injury caused by a nuclear energy accident. See Note 19 of the Combined Notes to Consolidated Financial Statements for further discussion of nuclear insurance. For its types of insured losses, Generation is self-insured to the extent that losses are within the policy deductible or exceed the amount of insurance maintained. Such losses could have a material adverse effect on Exelon and Generation's financial condition and their results of operations and cash flows.

PECO Accounts Receivable Agreement

PECO is party to an agreement with a financial institution under which it sold an undivided interest, adjusted daily, in up to $225 million of designated accounts receivable through November 2010. At December 31, 2007, PECO had sold a $225 million interest in accounts receivable, which PECO accounted for as a sale under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities—a Replacement of FASB Statement No. 125," (SFAS No. 140). At December 31, 2006, PECO had sold a $225 million interest in accounts receivable, consisting of a $208 million interest in accounts receivable, which PECO accounted for as a sale under SFAS No. 140, and a $17 million interest in accounts receivable collected through customer payment agreements (special agreement receivables), which was accounted for as a long-term note payable. During 2007, the agreement was amended to eliminate special agreement accounts receivable from the eligible receivables sale pool and certain recourse provisions relating to special agreement receivables. PECO retains the servicing responsibility for the sold receivables. The agreement requires PECO to maintain eligible receivables at least equivalent to the $225 million purchased interest. If eligible receivables are below this level, the agreement requires PECO to hold cash in escrow until the requirement is met. At December 31, 2007 and 2006, PECO met this requirement and no cash deposits were required.

New Accounting Pronouncements

See Note 1 of the Combined Notes to Consolidated Financial Statements for information regarding new accounting pronouncements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Registrants are exposed to market risks associated with adverse changes in commodity prices, counterparty credit, interest rates, and equity prices. Exelon's RMC approves risk management policies and objectives for risk assessment, control and valuation, counterparty credit approval, and the monitoring and reporting of risk exposures. The RMC is chaired by the chief risk officer and includes the chief financial officer, general counsel, treasurer, vice president of strategy, vice president of audit services and officers representing Exelon's business units. The RMC reports to the Exelon Board of Directors on the scope of the risk management activities.

Commodity Price Risk (Exelon, Generation, ComEd and PECO)

To the extent the amount of energy Exelon generates differs from the amount of energy it has contracted to sell, Exelon has price risk from commodity price movements. Commodity price risk is associated with price movements resulting from changes in supply and demand, fuel costs, market liquidity, weather, governmental regulatory and environmental policies, and other factors. Exelon seeks to mitigate its commodity price risk through the purchase and sale of electric capacity, energy and fossil fuels including oil, gas, coal and emission allowances. Within Exelon, Generation has the most exposure to commodity price risk. PECO has transferred most of its commodity price risk to Generation through a PPA that expires at the end of 2010. PECO relies on the PAPUC's purchased gas cost clause to mitigate gas price risk associated with market variability. ComEd has transferred most of its near term commodity price risk to generating companies through the former Illinois auction process and the significant portion of its longer term commodity price risk to Generation through the five-year financial swap contract that expires on May 31, 2013. Furthermore, the Settlement Legislation provides for the pass-through of procurement costs by ComEd to its customers.

Exelon

In 2005, Exelon entered into certain derivatives in the normal course of trading operations to economically hedge a portion of the exposure to a phase-out of the tax credits for the sale of synthetic fuel produced from coal. Including the related mark-to-market gains and losses on these derivatives, interests in synthetic fuel-producing facilities increased (reduced) Exelon's net income by $87 million, $(24) million and $81 million during the years ended December 31, 2007, 2006 and 2005, respectively. Net income or net losses from interests in synthetic fuel-producing facilities are reflected in Exelon's Consolidated Statements of Operations within income taxes, operating and maintenance expense, depreciation and amortization expense, interest expense, equity in losses of unconsolidated affiliates and other, net. See Note 12 of the Combined Notes to consolidated Financial Statements for further information in regards to synthetic fuel activity.

Generation

Generation's energy contracts are accounted for under SFAS No. 133. Non-trading derivative contracts may qualify for the normal purchases and normal sales exemption to SFAS No. 133, which is discussed in Critical Accounting Policies and Estimates. Energy contracts that do not qualify for the normal purchases and normal sales exception are recorded as assets or liabilities on the balance sheet at fair value. Changes in the fair value of qualifying hedge contracts are recorded in other comprehensive income (OCI), and gains and losses are recognized in earnings when the underlying transaction occurs. Changes in the derivatives recorded at fair value are recognized in earnings unless specific hedge accounting criteria are met and they are designated as cash-flow hedges, in which case the effective portion of those changes are recorded in OCI, and subsequently are recognized in earnings when the underlying transaction occurs. Changes in the fair value of derivative contracts that do not meet the hedge criteria under SFAS No. 133 or are not designated as such are recognized in current earnings.

Normal Operations and Hedging Activities. Electricity available from Generation's owned or contracted generation supply in excess of Generation's obligations to customers, including ComEd's and PECO's retail load, is sold into the wholesale markets. To reduce price risk caused by market fluctuations, Generation enters into physical contracts as well as financial derivative contracts, including forwards, futures, swaps, and options, with approved counterparties to hedge anticipated exposures. Generation believes these instruments represent economic hedges that mitigate exposure to fluctuations in commodity prices. Generation has hedges in place for 2008 and 2009 and, with the ComEd financial swap contract, also for 2010 into 2013. Generation has estimated a greater than 90% economic and cash flow hedge ratio for 2008, which includes cash flow and other derivatives, for its energy marketing portfolio. This economic hedge ratio represents the percentage of its forecasted aggregate annual economic generation supply that is committed to firm sales, including sales to ComEd's and PECO's retail load. ComEd's and PECO's retail load assumptions are based on forecasted average demand. A portion of Generation's hedge may be accomplished with fuel products based on assumed correlations between power and fuel prices, which routinely change in the market. The hedge ratio is not fixed and will vary from time to time depending upon market conditions, demand, energy market option volatility and actual loads. During peak periods, Generation's amount hedged declines to meet its energy and capacity commitments to ComEd and PECO. Market price risk exposure is the risk of a change in the value of unhedged positions. The forecasted market price exposure for Generation's non-trading portfolio associated with a 10% reduction in the annual average around-the-clock market price of electricity would be a decrease of less than $60 million in net income. This sensitivity assumes that price changes occur evenly throughout the year and across all markets. The sensitivity also assumes a static portfolio. Generation expects to actively manage its portfolio to mitigate market price exposure. Actual results could differ depending on the specific timing of, and markets affected by, price changes, as well as future changes in Generation's portfolio.

Proprietary Trading Activities. Generation uses financial contracts for proprietary trading purposes. Proprietary trading includes all contracts entered into purely to profit from market price changes as opposed to hedging an exposure. These activities are accounted for on a mark-to-market basis. The proprietary trading activities are a complement to Generation's energy marketing portfolio but represent a very small portion of Generation's overall energy marketing activities. For example, the limit on open positions in electricity for any forward month represents less than one percent of Generation's owned and contracted supply of electricity. Generation expects this level of proprietary trading activity to continue in the future. Trading portfolio activity for the year ended December 31, 2007 resulted in a pre-tax gain of $42 million, which represented a net unrealized mark-to-market gain of $34 million and realized gain of $8 million. Generation uses a 95% confidence interval, one day holding period, one-tailed statistical measure in calculating its Value-at-Risk (VaR). The daily VaR on proprietary trading activity averaged $190,000 of exposure over the last 18 months. Because of the relative size of the proprietary trading portfolio in comparison to Generation's total gross margin from continuing operations for year ended December 31, 2007 of $6,298 million, Generation has not segregated proprietary trading activity in the following tables. The trading portfolio is subject to a risk management policy that includes stringent risk management limits, including volume, stop-loss and value-at-risk limits to manage exposure to market risk. Additionally, the Exelon risk management group and Exelon's RMC monitor the financial risks of the proprietary trading activities.

Trading and Non-Trading Marketing Activities. The following detailed presentation of Generation's trading and non-trading marketing activities is included to address the recommended disclosures by the energy industry's Committee of Chief Risk Officer (CCRO). The following table provides detail on changes in Generation's mark-to-market net asset or liability balance sheet position from January 1, 2006 to December 31, 2007. It indicates the drivers behind changes in the balance sheet amounts. This table incorporates the mark-to-market activities that are immediately recorded in earnings as well as the settlements from OCI to earnings and changes in fair value for the hedging activities that are recorded in accumulated OCI on the Consolidated Balance Sheets.

	Total (a)
Total mark-to-market energy contract net liabilities at January 1, 2006	$ (540)
Total change in fair value during 2006 of contracts recorded in earnings	41
Reclassification to realized at settlement of contracts recorded in earnings	66
Reclassification to realized at settlement from OCI	146
Effective portion of changes in fair value during 2006—recorded in OCI	789
Purchase/sale/disposal of existing contracts or portfolios subject to mark-to-market	(3)
Total mark-to-market energy contract net assets at December 31, 2006	499
Total change in fair value during 2007 of contracts recorded in earnings	(29)
Reclassification to realized at settlement of contracts recorded in earnings	(106)
Reclassification to realized at settlement from OCI	(15)
Effective portion of changes in fair value during 2007—recorded in OCI	(1,310)
Purchase/sale/disposal of existing contracts or portfolios subject to mark-to-market	(1)
Total mark-to-market energy contract net liabilities at December 31, 2007	$ (962)

(a) Includes $456 million of changes during 2007 in the fair value of the five-year financial swap with ComEd.

The following table details the balance sheet classification of the mark-to-market energy contract net assets (liabilities) recorded as of December 31, 2007 and 2006:

	December 31, 2007 (a)	December 31, 2006
Current assets	$ 445	$ 1,408
Noncurrent assets	113	171
Total mark-to-market energy contract assets	558	1,579
Current liabilities	(612)	(1,003)
Noncurrent liabilities	(908)	(77)
Total mark-to-market energy contract liabilities	(1,520)	(1,080)
Total mark-to-market energy contract net assets (liabilities)	$ (962)	$ 499

(a) Includes the fair value of the five-year financial swap with ComEd, with current liabilities including $13 million and noncurrent liabilities including $443 million, all related to Generation's five-year financial swap contract with ComEd. The fair value balances are eliminated upon consolidation.

The majority of Generation's contracts are non-exchange-traded contracts valued using prices provided by external sources, primarily price quotations available through brokers or over-the-counter, on-line exchanges. Prices reflect the average of the bid-ask mid-point prices obtained from all sources that Generation believes provide the most liquid market for the commodity. The terms for which such price information is available vary by commodity, region and product. The remainder of the assets represents contracts for which external valuations are not available, primarily option contracts. These contracts are valued using the Black model, an industry standard option valuation model. The fair values in each category reflect the level of forward prices and volatility factors as of December 31, 2007 and may change as a result of changes in these factors. Management uses its best estimates to determine the fair value of commodity and derivative contracts Generation holds and sells. These estimates consider various factors including closing exchange and over-the-counter price quotations, time value, volatility factors and credit exposure. It is possible, however, that future market prices could vary from those used in recording assets and liabilities from energy marketing and trading activities and such variations could be material.

The following table, which presents maturity and source of fair value of mark-to-market energy contract net assets (liabilities), provides two fundamental pieces of information. First, the table provides the source of fair value used in determining the carrying amount of Generation's total mark-to-market asset or liability. Second, the table provides the maturity, by year, of Generation's net assets (liabilities), giving an indication of when these mark-to-market amounts will settle and either generate or require cash.

	Maturities within						
(in millions)	2008	2009	2010	2011	2012	2013 and Beyond	Total Fair Value
Normal Operations, qualifying cash-flow hedge contracts [(a)]:							
Actively quoted prices	$ (41)	$ (67)	$ (9)	$ —	$ —	$—	$(117)
Prices provided by external sources	(132)	(198)	(32)	(2)	(2)	(1)	(367)
Prices based on model or other valuation methods	(13)	(57)	(103)	(142)	(99)	(42)	(456)
Total	$(186)	$(322)	$(144)	$(144)	$(101)	$(43)	$(940)
Normal Operations, other derivative contracts [(b)]:							
Actively quoted prices	$ (10)	$ (13)	$ —	$ (1)	$ —	$—	$ (24)
Prices provided by other external sources	44	(3)	(5)	1	—	—	37
Prices based on model or other valuation methods	(14)	(21)	—	—	—	—	(35)
Total	$ 20	$ (37)	$ (5)	$ —	$ —	$—	$ (22)

(a) Mark-to-market gains and losses on contracts that qualify as cash-flow hedges are recorded in other comprehensive income. Includes $456 of changes in fair value of the five-year financial swap with ComEd.

(b) Mark-to-market gains and losses on other non-trading and trading derivative contracts that do not qualify as cash-flow hedges are recorded in earnings.

The table below provides details of effective cash-flow hedges under SFAS No. 133 included in the balance sheet as of December 31, 2007. The data in the table gives an indication of the magnitude of SFAS No. 133 hedges Generation has in place; however, since under SFAS No. 133 not all hedges are recorded in OCI, the table does not provide an all-encompassing picture of Generation's hedges. The table also includes a roll-forward of accumulated OCI related to cash-flow hedges for the years ended December 31, 2007 and December 31, 2006, providing insight into the drivers of the changes (new hedges entered into during the period and changes in the value of existing hedges). Information related to energy merchant activities is presented separately from interest-rate hedging activities.

	Total Cash-Flow Hedge OCI Activity, Net of Income Tax		
(in millions)	Power Team Normal Operations and Hedging Activities [(a)]	Interest-Rate and Other Hedges	Total Cash-Flow Hedges
Accumulated OCI derivative loss at January 1, 2006	$(314)	$ (4)	$(318)
Effective portion of changes in fair value	476	1	477
Reclassifications from OCI to net income	88	—	88
Accumulated OCI derivative loss at December 31, 2006	250	(3)	247
Effective portion of changes in fair value	(789)	3	(786)
Reclassifications from OCI to net income	(9)	—	(9)
Accumulated OCI derivative gain (loss) at December 31, 2007	$(548)	$—	$(548)

(a) Includes $275 million, net of taxes, of changes in fair value of the five-year financial swap with ComEd.

ComEd

ComEd's energy contracts are accounted for under SFAS No. 133. Derivative contracts may qualify for the normal purchases and normal sales exemption to SFAS No. 133, which is discussed in Critical Accounting Policies and Estimates. Energy contracts that do not qualify for the normal purchases and normal sales exception are recorded as assets or liabilities on the balance sheet at fair value. Changes in the derivatives recorded at fair value are recognized in earnings unless specific hedge accounting criteria are met and the derivatives are designated as cash-flow hedges, in which case changes in fair value are recorded in OCI, and gains and losses are recognized in earnings when the underlying transaction occurs. With the exception of ComEd's financial swap contract with Generation, changes in the fair value of derivative contracts that do not meet the hedge criteria under SFAS No. 133 or are not designated as such are recognized in current earnings. Since the financial swap contract was deemed prudent by the Settlement Legislation, thereby ensuring ComEd of full cost recovery in rates, the change in the fair value each period is recorded by ComEd as a regulatory asset or liability.

The contracts that ComEd has entered into as part of the initial ComEd auction (see Note 10 of the Combined Notes to Consolidated Financial Statements) are deemed to be derivatives that qualify for the normal purchases and normal sales exception to SFAS No. 133. ComEd does not enter into derivatives for proprietary trading purposes. As of December 31, 2007, the fair value of the derivative wholesale contracts of less than $1 million was recorded on ComEd's Consolidated Balance Sheet as a current liability.

The following detailed presentation of the energy-related derivative activities at ComEd is included to address the recommended disclosures by the energy industry's CCRO. The following table provides detail on changes in ComEd's mark-to-market net liability or asset balance sheet position from January 1, 2006 to December 31, 2007. It indicates the drivers behind changes in the balance sheet amounts. This table incorporates the mark-to-market activities that are immediately recorded in earnings as well as the settlements from accumulated OCI to earnings and changes in fair value for the hedging activities that are recorded in regulatory assets or liabilities on the Consolidated Balance Sheets.

	Total
Total mark-to-market energy contract net liabilities at January 1, 2006	$—
Total change in fair value during 2006 of contracts recorded in earnings	(8)
Reclassification to realized at settlement of contracts recorded in earnings	3
Changes in fair value—recorded in OCI	(6)
Total mark-to-market energy contract net liabilities at December 31, 2006	$ (11)
Reclassification to realized at settlement of contracts recorded in earnings	4
Reclassification to realized at settlement from accumulated OCI	3
Changes in fair value—recorded in OCI	4
Changes in fair value—energy derivative with Generation—recorded in regulatory liabilities	456
Total mark-to-market energy contract net assets at December 31, 2007	$456

The following table details the balance sheet classification of ComEd's mark-to-market energy contract net assets (liabilities) recorded as of December 31, 2007 and 2006.

	December 31, 2007 (a)	December 31, 2006
Current assets (a)	$ 13	$—
Noncurrent assets (a)	443	—
Total mark-to-market energy contract assets	456	—
Current liabilities	—	(11)
Total mark-to-market energy contract liabilities	—	(11)
Total mark-to-market energy contract net assets (liabilities)	$456	$(11)

(a) Includes the fair value of energy derivative asset with Generation, with current assets including $13 million and noncurrent assets including $443 million, all related to the ComEd's five-year financial swap contract with Generation.

The fair values in each category reflect the level of forward prices and volatility factors as of December 31, 2007 and may change as a result of changes in these factors. Management uses its best estimates to determine the fair value of the derivative contracts ComEd holds. These estimates consider various factors including closing exchange and over-the-counter price quotations, time value, volatility factors and credit exposure. It is possible, however, that future market prices could vary from those used in recording assets and liabilities from energy marketing and trading activities and such variations could be material.

The following table provides the maturity, by year, of ComEd's net assets/liabilities associated with the Generation swap, giving an indication of when these mark-to-market amounts will settle and either generate or require cash.

	Maturities Within						Total Fair Value
	2008	2009	2010	2011	2012	2013	
Prices based on model or other valuation methods	$13	$57	$103	$142	$99	$42	$456

Credit Risk (Exelon, Generation, ComEd and PECO)

Generation

Generation's PPA with ComEd expired at the end of 2006. In September 2006, Generation participated in and won portions of the ComEd and Ameren auctions. Beginning in 2007 and as a result of the auctions, Generation's sales to counterparties other than ComEd and PECO increased due to the expiration of the PPA with ComEd on December 31, 2006. Although Settlement Legislation passed in Illinois during 2007 established a new procurement process in place of the procurement auctions, Generation is expected to participate in the alternative competitive procurement process and will continue to have credit risk in connection with contracts for sale of electricity resulting from the alternative competitive procurement process. Generation has credit risk associated with counterparty performance on energy contracts which includes, but is not limited to, the risk of financial default or slow payment; therefore, Generation's credit risk profile has changed based on the credit worthiness of the new and existing counterparties, including ComEd and Ameren. For additional information on the Illinois auction and the various regulatory proceedings, see Note 4 of the Combined Notes to Consolidated Financial Statements.

Generation attempts to enter into enabling agreements that allow for payment netting with its counterparties, which reduces Generation's exposure to counterparty risk by providing for the offset of amounts payable to the counterparty against amounts receivable from the counterparty. Typically, each enabling agreement is for a specific commodity and so, with respect to each individual counterparty, netting is limited to transactions involving that specific commodity product, except where master netting agreements exist with a counterparty that allows for cross product netting. In addition to payment netting language in the enabling agreement, the credit department establishes credit limits and letter of credit requirements for each counterparty, which are defined in each contract. Counterparty credit limits are based on an internal credit review that considers a variety of factors, including leverage, liquidity, profitability, credit ratings and risk management capabilities. To the extent that a counterparty's credit limit and letter of credit thresholds are exceeded, the counterparty is required to post collateral with Generation as specified in each enabling agreement. The credit department monitors current and forward credit exposure to counterparties and their affiliates, both on an individual and an aggregate basis. See the *Collateral* section below for additional information.

The following tables provide information on Generation's credit exposure, net of collateral, as of December 31, 2007 and 2006. The tables further delineate that exposure by credit rating of the counterparties and provide guidance on the concentration of credit risk to individual counterparties and an indication of the maturity of a company's credit risk by credit rating of the counterparties. The figures in the tables below do not include sales to Generation's affiliates, accounts receivable exposure, or credit risk exposure from uranium procurement contracts or exposure through RTOs and Independent System Operators (ISOs), which are discussed below.

Rating as of December 31, 2007	Total Exposure Before Credit Collateral	Credit Collateral	Net Exposure	Number Of Counterparties Greater than 10% of Net Exposure	Net Exposure Of Counterparties Greater than 10% of Net Exposure
Investment grade	$356	$ 31	$325	2	$141
Non-investment grade	22	1	21	—	—
No external ratings					
Internally rated—investment grade	9	—	9	—	—
Internally rated—non-investment grade	21	2	19	—	—
Total	$408	$ 34	$374	2	$141

Rating as of December 31, 2006	Total Exposure Before Credit Collateral	Credit Collateral	Net Exposure	Number Of Counterparties Greater than 10% of Net Exposure	Net Exposure Of Counterparties Greater than 10% of Net Exposure
Investment grade	$1,005	$268	$737	1	$ 95
Non-investment grade	53	9	44	—	—
No external ratings					
Internally rated—investment grade	10	1	9	—	—
Internally rated—non-investment grade	4	3	1	—	—
Total	$1,072	$281	$791	1	$ 95

	Maturity of Credit Risk Exposure			
Rating as of December 31, 2007	Less than 2 Years	2-5 Years	Exposure Greater than 5 Years	Total Exposure Before Credit Collateral
Investment grade	$355	$ 1	$—	$356
Non-investment grade	22	—	—	22
No external ratings				
Internally rated—investment grade	3	6	—	9
Internally rated—non-investment grade	21	—	—	21
Total	$401	$ 7	$—	$408

Collateral. As part of the normal course of business, Generation routinely enters into physical or financially settled contracts for the purchase and sale of capacity, energy, fuels and emissions allowances. These contracts either contain express provisions or otherwise permit Generation and its counterparties to demand adequate assurance of future performance when there are reasonable grounds for doing so. In accordance with the contracts and applicable law, if Generation is downgraded by a credit rating agency, especially if such downgrade is to a level below investment grade, it is possible that a counterparty would attempt to rely on such a downgrade as a basis for making a demand for adequate assurance of future performance. Depending on Generation's net position with a counterparty, the demand could be for the posting of collateral. In the absence of expressly agreed-to provisions that specify the collateral that must be provided, the obligation to supply the collateral requested will be a function of the facts and circumstances of the situation at the time of the demand. If Generation can reasonably claim that it is willing and financially able to perform its obligations, it may be possible to successfully argue that no collateral should be posted or that only an amount equal to two or three months of future payments should be sufficient.

Generation sells output through bilateral contracts. The bilateral contracts are subject to credit risk, which relates to the ability of counterparties to meet their contractual payment obligations. Any failure to collect these payments from counterparties could have a material impact on Exelon's and Generation's results of operations, cash flows and financial position. As market prices rise above contracted price levels, Generation is required to post collateral with purchasers; as market prices fall below contracted price levels, counterparties are required to post collateral with Generation. Beginning in 2007, under the Illinois auction rules and the supplier forward contracts that Generation entered into with ComEd and Ameren, collateral postings will be one-sided from Generation only. That is, if market prices fall below ComEd's or Ameren's contracted price levels, neither ComEd nor Ameren is required to post collateral; however, if market prices rise above contracted price levels with ComEd or Ameren, Generation may be required to post collateral. See Note 4 of the Combined Notes to the Consolidated Financial Statements for further information on contracted clearing prices related to the ComEd and Ameren auctions. Under the terms of the five-year financial swap contract with ComEd, there are no immediate collateral provisions on either party. However, if ComEd achieves investment grade ratings from Moody's or S&P, and then is later downgraded below investment grade, collateral postings would be one-sided from ComEd; conversely, should Generation be downgraded below investment grade, collateral postings would be one-sided from Generation. Should both ComEd rise above investment grade and then subsequently be downgraded below investment grade and Generation be downgraded below investment grade, collateral postings would be required from either party depending on how market prices compare to the contracted price levels. Under no circumstances would collateral postings exceed $200 million from either ComEd or Generation. At December 31, 2007, there was no collateral required to be posted by Generation to ComEd related to the five-year financial swap contract.

As of December 31, 2007, Generation had $272 million of collateral deposit payments being held by counterparties and Generation was holding $1 million of collateral deposits received from counterparties.

RTOs and ISOs. Generation, ComEd and PECO participate in, all or some of, the following established, real-time energy markets that are administered by: PJM, ISO-NE, New York ISO, MISO, Southwest Power Pool, Inc. and the Electric Reliability Council of Texas. In these areas, power is traded through bilateral agreements between buyers and sellers and on the spot markets that are operated by the RTOs or ISOs, as applicable. In areas where there is no spot market, electricity is purchased and sold solely through bilateral agreements. For sales into the spot markets administered by an RTO or ISO, the RTO or ISO maintains financial assurance policies that are established and enforced by those administrators. The credit policies of the RTOs and ISOs may under certain circumstances require that losses arising from the default of one member on spot market transactions be shared by the remaining participants. Non-performance or non-payment by a major counterparty could result in a material adverse impact on Generation, ComEd and PECO's financial condition, results of operations or net cash flows.

Fuel Procurement. Generation procures coal through annual, short-term and spot-market purchases and natural gas through annual, monthly and spot-market purchases. Nuclear fuel assemblies are obtained through long-term contracts for uranium concentrates, and long-term contracts for conversion services, enrichment services and fuel fabrication services. The supply markets for coal, natural gas, uranium concentrates and certain nuclear fuel services are subject to price fluctuations and availability restrictions. Supply market conditions may make Generation's procurement contracts subject to credit risk related to the potential non-performance of counterparties to deliver the contracted commodity or service at the contracted prices. Non-performance by these counterparties could have a material impact on Exelon's and Generation's results of operations, cash flows and financial position.

ComEd and PECO

Credit risk for ComEd and PECO is managed by credit and collection policies which are consistent with state regulatory requirements. ComEd and PECO are each currently obligated to provide service to all electric customers within their respective franchised territories. ComEd and PECO record a provision for uncollectible accounts, based upon historical experience, to provide for the potential loss from nonpayment by these customers. ComEd will continue to monitor the impact of the power prices on its customer payment practices as it relates to its provision for uncollectible accounts. ComEd will continue to monitor nonpayment from customers and will make any necessary adjustments to the provision for uncollectible accounts. The Settlement Legislation (discussed in Note 4 of the Combined Notes to the Consolidated Financial Statements) prohibits utilities, including ComEd, from terminating electric service to a residential electric space heat customer due to nonpayment between December 1 of any year through March 1 of the following year. ComEd will monitor the impact of its disconnection practices and will make any necessary adjustments to the provision for uncollectible accounts. PECO's provision for uncollectible accounts will continue to be affected by changes in prices as well as changes in PAPUC regulations. For the year ended December 31, 2007, ComEd's ten largest customers represented approximately 2.1% of its electric revenues and PECO's ten largest customers represented approximately 8.3% of its retail electric and gas revenues.

Under Pennsylvania's Competition Act, licensed entities, including competitive electric generation suppliers, may act as agents to provide a single bill and provide associated billing and collection services to retail customers located in PECO's retail electric service territory. Currently, there are no third parties providing billing of PECO's charges to customers or advanced metering; however, if this occurs, PECO would be subject to credit risk related to the ability of the third parties to collect such receivables from the customers.

Exelon

Exelon's consolidated balance sheets included a $553 million net investment in direct financing leases as of December 31, 2007. The investment in direct financing leases represents future minimum lease payments due at the end of the thirty-year lives of the leases of $1.5 billion, less unearned income of $939 million. The future minimum lease payments are supported by collateral and credit enhancement measures including letters of credit, surety bonds and credit swaps issued by high credit quality financial institutions. Management regularly evaluates the credit worthiness of Exelon's counterparties to these direct financing leases.

Interest-Rate Risk (Exelon, Generation, ComEd and PECO)

The Registrants use a combination of fixed-rate and variable-rate debt to reduce interest-rate exposure. The Registrants may also use interest-rate swaps when deemed appropriate to adjust exposure based upon market conditions. Additionally, the Registrants may use forward-starting interest-rate swaps and treasury rate locks to lock in interest-rate levels in anticipation of future financings. These strategies are employed to achieve a lower cost of capital. At December 31, 2007, Exelon had $100 million of notional amounts of fair-value hedges outstanding. As of December 31, 2007, a hypothetical 10% increase in the interest rates associated with variable-rate debt would result in $4 million, $2 million, $1 million and $1 million decrease in Exelon's, Generation's, ComEd's and PECO's, respectively, pre-tax earnings.

During 2006, ComEd settled its interest-rate swaps designated as fair-value hedges in the aggregate notional amount of $240 million for a cash payment of approximately $1 million.

Equity Price Risk (Exelon and Generation)

Exelon and Generation maintain trust funds, as required by the NRC, to fund certain costs of decommissioning Generation's nuclear plants. As of December 31, 2007, Generation's decommissioning trust funds are reflected at fair value on its Consolidated Balance Sheets. The mix of securities in the trust funds is designed to provide returns to be used to fund decommissioning and to compensate Generation for inflationary increases in decommissioning costs; however, the equity securities in the trust funds are exposed to price fluctuations in equity markets, and the values of fixed-rate, fixed-income securities are exposed to changes in interest rates. Generation actively monitors the investment performance of the trust funds and periodically reviews asset allocation in accordance with Generation's nuclear decommissioning trust fund investment policy. A hypothetical 10% increase in interest rates and decrease in equity prices would result in a $415 million reduction in the fair value of the trust assets.

Exelon and Generation maintain trust assets associated with defined benefit pension and other postretirement benefits. See Defined Benefit Pension and Other Postretirement Benefits in the Critical Accounting Estimates section for information regarding the pension and other postretirement benefit trust assets.

Certain investments within the nuclear decommissioning trust funds and pension and other postretirement benefit plans hold underlying securities in subprime mortgage-related assets. The fair value of these subprime-related investments have declined as a result of recent market developments, including a series of rating agency downgrades of subprime U.S. mortgage-related assets. Exelon expects that market conditions will continue to evolve, and that the fair value of Exelon's investments, including those that are subprime-related, may frequently change. Exelon performed an assessment of its investments and believes that declines in the fair value of its nuclear decommissioning trust funds and pension and other postretirement benefit plans due to its relatively small exposure to subprime assets will not be significant.

CERTIFICATIONS

The CEO of Exelon has made the required annual certifications for 2007 to the New York Stock Exchange and the Philadelphia Stock Exchange that Exelon is in compliance with the listing standards of those exchanges. The CEO and CFO have filed with the SEC all required certifications under section 302 of the Sarbanes-Oxley Act of 2002. These certifications are filed as Exhibits 31-1 and 31-2 to Exelon's 2007 Form 10-K.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Management's Report on Internal Control Over Financial Reporting

The management of Exelon Corporation (Exelon) is responsible for establishing and maintaining adequate internal control over financial reporting. Exelon's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Exelon's management conducted an assessment of the effectiveness of Exelon's internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, Exelon's management concluded that, as of December 31, 2007, Exelon's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2007, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on the next page of this Financial Information supplement.

February 7, 2008

Report of Independent Registered Public Accounting Firm

To The Shareholders and the Board of Directors of Exelon Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Exelon Corporation and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, Exelon Corporation changed its method of accounting for conditional asset retirement obligations as of December 31, 2005, its method of accounting for stock-based compensation as of January 1, 2006, its method of accounting for its defined benefit pension and other postretirement plans as of December 31, 2006, and its method of accounting for uncertain tax positions as of January 1, 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Chicago, Illinois
February 7, 2008

Exelon Corporation and Subsidiary Companies

Consolidated Statements of Operations

(In millions, except per share data)	For the Years Ended December 31, 2007	2006	2005
Operating revenues	$18,916	$15,655	$15,357
Operating expenses			
Purchased power	5,282	2,683	3,162
Fuel	2,360	2,549	2,508
Operating and maintenance	4,289	3,868	3,694
Impairment of goodwill	—	776	1,207
Depreciation and amortization	1,520	1,487	1,334
Taxes other than income	797	771	728
Total operating expenses	14,248	12,134	12,633
Operating income	4,668	3,521	2,724
Other income and deductions			
Interest expense	(647)	(616)	(513)
Interest expense to affiliates, net	(203)	(264)	(316)
Equity in losses of unconsolidated affiliates	(106)	(111)	(134)
Other, net	460	266	134
Total other income and deductions	(496)	(725)	(829)
Income from continuing operations before income taxes	4,172	2,796	1,895
Income taxes	1,446	1,206	944
Income from continuing operations	2,726	1,590	951
Discontinued operations			
Income (loss) from discontinued operations (net of taxes of $3, $0 and $(3), respectively)	6	(2)	(4)
Gain on disposal of discontinued operations (net of taxes of $2, $2 and $6, respectively)	4	4	18
Income from discontinued operations	10	2	14
Income before a cumulative effect of change in accounting principle	2,736	1,592	965
Cumulative effect of a change in accounting principle (net of income taxes of $0, $0, and $(27), respectively)	—	—	(42)
Net income	$ 2,736	$ 1,592	$ 923
Average shares of common stock outstanding			
Basic	670	670	669
Diluted	676	676	676
Earnings per average common share—basic:			
Income from continuing operations	$ 4.06	$ 2.37	$ 1.42
Income from discontinued operations	0.02	—	0.02
Cumulative effect of a change in accounting principle	—	—	(0.06)
Net income	$ 4.08	$ 2.37	$ 1.38
Earnings per average common share—diluted:			
Income from continuing operations	$ 4.03	$ 2.35	$ 1.40
Income from discontinued operations	0.02	—	0.02
Cumulative effect of a change in accounting principle	—	—	(0.06)
Net income	$ 4.05	$ 2.35	$ 1.36
Dividends per common share	$ 1.76	$ 1.60	$ 1.60

See Combined Notes to Consolidated Financial Statements

Exelon Corporation and Subsidiary Companies

Consolidated Statements of Cash Flows

(in millions)	For the Years Ended December 31, 2007	2006	2005
Cash flows from operating activities			
Net income	$ 2,736	$ 1,592	$ 923
Adjustments to reconcile net income to net cash flows provided by operating activities:			
Depreciation, amortization and accretion, including nuclear fuel	2,183	2,132	1,967
Cumulative effect of a change in accounting principle (net of income taxes)	—	—	42
Impairment charges	—	894	1,207
Deferred income taxes and amortization of investment tax credits	(104)	73	493
Net realized and unrealized mark-to-market transactions	102	(83)	(30)
Other non-cash operating activities	664	197	423
Changes in assets and liabilities:			
Accounts receivable	(585)	(62)	(279)
Inventories	9	(59)	(118)
Accounts payable, accrued expenses and other current liabilities	330	67	172
Counterparty collateral asset	(246)	259	(244)
Counterparty collateral liability	(270)	172	57
Income taxes	160	69	138
Restricted cash	(15)	—	—
Pension and non-pension postretirement benefit contributions	(204)	(180)	(2,225)
Other assets and liabilities	(264)	(236)	(379)
Net cash flows provided by operating activities	4,496	4,835	2,147
Cash flows from investing activities			
Capital expenditures	(2,674)	(2,418)	(2,165)
Proceeds from nuclear decommissioning trust fund sales	7,312	4,793	5,274
Investment in nuclear decommissioning trust funds	(7,527)	(5,081)	(5,501)
Acquisitions of business, net of cash acquired	—	—	(97)
Proceeds from sales of investments, long-lived assets and wholly owned subsidiaries, net of $32 of cash sold during 2005	95	2	107
Change in restricted cash	(45)	(9)	21
Other investing activities	(70)	(49)	(126)
Net cash flows used in investing activities	(2,909)	(2,762)	(2,487)
Cash flows from financing activities			
Issuance of long-term debt	1,621	1,370	1,788
Retirement of long-term debt	(262)	(402)	(508)
Retirement of long-term debt to financing affiliates	(1,020)	(910)	(835)
Issuance of short-term debt	—	—	2,500
Retirement of short-term debt	—	(300)	(2,200)
Change in short-term debt	311	(685)	500
Dividends paid on common stock	(1,180)	(1,071)	(1,070)
Proceeds from employee stock plans	215	184	222
Purchase of treasury stock	(1,208)	(186)	(362)
Purchase of forward contract in relation to certain treasury stock	(79)	—	—
Other financing activities	102	11	(54)
Net cash flows used in financing activities	(1,500)	(1,989)	(19)
Increase (decrease) in cash and cash equivalents	87	84	(359)
Cash and cash equivalents at beginning of period	224	140	499
Cash and cash equivalents at end of period	$ 311	$ 224	$ 140

See Combined Notes to Consolidated Financial Statements

Exelon Corporation and Subsidiary Companies

Consolidated Balance Sheets

(in millions)	December 31, 2007	December 31, 2006
Assets		
Current assets		
Cash and cash equivalents	$ 311	$ 224
Restricted cash and investments	118	58
Accounts receivable, net		
Customer	2,041	1,747
Other	611	462
Mark-to-market derivative assets	445	1,418
Inventories, net, at average cost		
Fossil fuel	252	300
Materials and supplies	471	431
Other	802	352
Total current assets	5,051	4,992
Property, plant and equipment, net	24,153	22,775
Deferred debits and other assets		
Regulatory assets	5,133	5,808
Nuclear decommissioning trust funds	6,823	6,415
Investments	668	725
Investments in affiliates	63	85
Goodwill	2,625	2,694
Mark-to-market derivative assets	117	171
Other	1,261	654
Total deferred debits and other assets	16,690	16,552
Total assets	$45,894	$44,319

See Combined Notes to Consolidated Financial Statements

Exelon Corporation and Subsidiary Companies

Consolidated Balance Sheets

(In millions)	December 31, 2007	2006
Liabilities and shareholders' equity		
Current liabilities		
Short-term borrowings	$ 616	$ 305
Long-term debt due within one year	605	248
Long-term debt to ComEd Transitional Funding Trust and PECO Energy Transition Trust due within one year	501	581
Accounts payable	1,450	1,382
Mark-to-market derivative liabilities	599	1,015
Accrued expenses	1,240	1,180
Other	984	1,084
Total current liabilities	5,995	5,795
Long-term debt	9,915	8,896
Long-term debt due to ComEd Transitional Funding Trust and PECO Energy Transition Trust	1,505	2,470
Long-term debt to other financing trusts	545	545
Deferred credits and other liabilities		
Deferred income taxes and unamortized tax credits	5,081	5,340
Asset retirement obligations	3,812	3,780
Pension obligations	777	747
Non-pension postretirement benefits obligations	1,717	1,817
Spent nuclear fuel obligation	997	950
Regulatory liabilities	3,301	3,025
Mark-to-market derivative liabilities	465	78
Other	1,560	782
Total deferred credits and other liabilities	17,710	16,519
Total liabilities	35,670	34,225
Commitments and contingencies		
Preferred securities of subsidiary	87	87
Shareholders' equity		
Common stock (No par value, 2,000 shares authorized, 661 and 670 shares outstanding at December 31, 2007 and 2006, respectively)	8,579	8,314
Treasury stock, at cost (28 and 13 shares held at December 31, 2007 and 2006, respectively)	(1,838)	(630)
Retained earnings	4,930	3,426
Accumulated other comprehensive loss, net	(1,534)	(1,103)
Total shareholders' equity	10,137	10,007
Total liabilities and shareholders' equity	$45,894	$44,319

See Combined Notes to Consolidated Financial Statements

Exelon Corporation and Subsidiary Companies

Consolidated Statements of Changes in Shareholders' Equity

(Dollars in millions, shares in thousands)	Issued Shares	Common Stock	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balance, December 31, 2004	666,688	$7,664	$ (82)	$ 3,353	$(1,446)	$ 9,489
Net income	—	—	—	923	—	923
Long-term incentive plan activity	8,862	311	—	—	—	311
Employee stock purchase plan issuances	259	12	—	—	—	12
Common stock purchases	—	—	(362)	—	—	(362)
Common stock dividends declared	—	—	—	(1,070)	—	(1,070)
Other comprehensive loss, net of income taxes of $(127)	—	—	—	—	(178)	(178)
Balance, December 31, 2005	675,809	7,987	(444)	3,206	(1,624)	9,125
Net income	—	—	—	1,592	—	1,592
Long-term incentive plan activity	6,385	313	—	—	—	313
Employee stock purchase plan issuances	280	14	—	—	—	14
Common stock purchases	—	—	(186)	—	—	(186)
Common stock dividends declared	—	—	—	(1,372)	—	(1,372)
Adjustment to initially apply Statement of Financial Accounting Standards No. 158 (SFAS No. 158), net of income taxes of $804	—	—	—	—	(1,268)	(1,268)
Other comprehensive income, net of income taxes of $1,179	—	—	—	—	1,789	1,789
Balance, December 31, 2006	682,474	8,314	(630)	3,426	(1,103)	10,007
Net income	—	—	—	2,736	—	2,736
Long-term incentive plan activity	6,455	328	—	—	—	328
Employee stock purchase plan issuances	254	16	—	—	—	16
Common stock purchases	—	(79)	(1,208)	—	—	(1,287)
Common stock dividends declared	—	—	—	(1,219)	—	(1,219)
Adoption of Financial Accounting Standards Board Interpretation No. 48 (FIN 48)	—	—	—	(13)	—	(13)
Other comprehensive income, net of income taxes of $(290)	—	—	—	—	(431)	(431)
Balance, December 31, 2007	689,183	$8,579	$(1,838)	$ 4,930	$(1,534)	$10,137

See Combined Notes to Consolidated Financial Statements

Exelon Corporation and Subsidiary Companies

Consolidated Statements of Comprehensive Income

(in millions)	For the Years Ended December 31, 2007	2006	2005
Net income	$2,736	$1,592	$ 923
Other comprehensive income (loss)			
Pension and non-pension postretirement benefit plans:			
Prior service (benefit) reclassified to periodic benefit cost, net of income taxes of $(4)	(9)	—	—
Actuarial loss reclassified to periodic cost, net of income taxes of $57	74	—	—
Transition obligation reclassified to periodic cost, net of income taxes of $2	3	—	—
Finalization of pension and non-pension postretirement benefit plans valuation, net of income taxes of $1	19	—	—
Minimum pension liability, net of income taxes of $0, $674, and $3, respectively	—	1,138	10
Net unrealized (loss) gain on cash-flow hedges, net of income taxes of $(345), $368 and $(133), respectively	(513)	559	(199)
Foreign currency translation adjustment, net of income taxes of $0, $0, and $(1), respectively	—	—	(3)
Unrealized (loss) gain on marketable securities, net of income taxes of $(1), $137, and $4, respectively	(5)	92	14
Other comprehensive (loss) income	(431)	1,789	(178)
Comprehensive income	$2,305	$3,381	$ 745

See Combined Notes to Consolidated Financial Statements

1. Significant Accounting Policies

Description of Business (Exelon, Generation, ComEd and PECO)

Exelon Corporation (Exelon) is a utility services holding company engaged, through its subsidiaries, in the generation and energy delivery businesses discussed below. The generation business consists of its owned and contracted electric generating facilities, the wholesale energy marketing operations and competitive retail sales operations of Exelon Generation Company, LLC (Generation). The energy delivery businesses include the purchase and regulated retail sale of electricity and the provision of distribution and transmission services by Commonwealth Edison Company (ComEd) in northern Illinois, including the City of Chicago, and by PECO Energy Company (PECO) in southeastern Pennsylvania, including the City of Philadelphia, and the purchase and regulated retail sale of natural gas and the provision of distribution services by PECO in the Pennsylvania counties surrounding the City of Philadelphia.

Basis of Presentation (Exelon, Generation, ComEd and PECO)

Exelon's consolidated financial statements include the accounts of entities in which Exelon has a controlling financial interest, other than certain financing trusts of ComEd and PECO described below, and Generation's and PECO's proportionate interests in jointly owned electric utility property, after the elimination of intercompany transactions. A controlling financial interest is evidenced by either a voting interest greater than 50% or a risk and rewards model that identifies Exelon or one of its subsidiaries as the primary beneficiary of the variable interest entity. Investments and joint ventures in which Exelon does not have a controlling financial interest and certain financing trusts of ComEd and PECO are accounted for under the equity or cost methods of accounting.

Exelon owns 100% of all significant consolidated subsidiaries, either directly or indirectly, except for ComEd, of which Exelon owns more than 99%, and PECO, of which Exelon owns 100% of the common stock but none of PECO's preferred stock. Exelon has reflected the third-party interests in ComEd as minority interests and PECO's preferred stock as preferred securities of subsidiaries in its consolidated financial statements.

Generation owns 100% of all significant consolidated subsidiaries, either directly or indirectly, except for Exelon SHC, Inc., of which Generation owns 99% and the remaining 1% is indirectly owned by Exelon, which is eliminated in Exelon's consolidated financial statements.

Generation's, ComEd's and PECO's consolidated financial statements include the accounts of their subsidiaries. All intercompany transactions have been eliminated.

Use of Estimates (Exelon, Generation, ComEd and PECO)

The preparation of financial statements of each of Exelon, Generation, ComEd and PECO (collectively, the Registrants) in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

(Dollars in millions, except per share data unless otherwise noted)

Actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the accounting for nuclear decommissioning costs and other asset retirement obligations (AROs), pension and other postretirement benefits, inventory reserves, allowance for doubtful accounts, goodwill and asset impairments, derivative instruments, fixed asset depreciation, environmental costs, taxes, and unbilled energy revenues.

Accounting for the Effects of Regulation (Exelon, ComEd and PECO)

Exelon, ComEd and PECO account for their regulated operations in accordance with accounting policies prescribed by the regulatory authorities having jurisdiction, principally the Illinois Commerce Commission (ICC) and the Pennsylvania Public Utility Commission (PAPUC) under state public utility laws, the Federal Energy Regulatory Commission (FERC) under various Federal laws, and the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (PUHCA) prior to its repeal effective February 8, 2006. Exelon, ComEd and PECO apply Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71). SFAS No. 71 requires ComEd and PECO to record in their financial statements the effects of rate regulation for utility operations that meet the following criteria: (1) third-party regulation of rates; (2) cost-based rates; and (3) a reasonable assumption that all costs will be recoverable from customers through rates. Exelon believes that it is probable that its currently recorded regulatory assets and liabilities will be recovered in future rates. However, Exelon, ComEd and PECO continue to evaluate their abilities to apply SFAS No. 71, including consideration of the current events related to each of their regulatory and political environments. If a separable portion of ComEd's or PECO's business was no longer able to meet the provisions of SFAS No. 71, Exelon, ComEd and PECO would be required to eliminate from their financial statements the effects of regulation for that portion, which could have a material impact on their financial condition and results of operations. See Note 4—Regulatory Issues for further information.

Segment Information (Generation, ComEd and PECO)

Exelon has three reportable and operating segments: Generation, ComEd and PECO. See Note 21—Segment Information for further information regarding Exelon's segments. Generation, ComEd and PECO each operate in a single business segment.

Variable Interest Entities (Exelon, ComEd and PECO)

The financing trusts of ComEd, namely ComEd Financing II, ComEd Financing III, ComEd Funding LLC and ComEd Transitional Funding Trust, and the financing trusts of PECO, namely PECO Trust III, PECO Energy Capital Trust IV (PECO Trust IV) and PECO Energy Transition Trust (PETT), are not consolidated in Exelon's, ComEd's and PECO's financial statements pursuant to the provisions of FASB Interpretation No. (FIN) 46, "Consolidation of Variable Interest Entities" and FIN 46 (revised December 2003) (FIN 46-R). See Note 22—Related Party Transactions regarding information on the amounts recorded with respect to the financing trusts within the Consolidated Balance Sheets.

The maximum exposure to loss as a result of ComEd's and PECO's involvement with the financing trusts was $21 million and $57 million respectively, at December 31, 2007 and $34 million and $64 million, respectively, at December 31, 2006.

(Dollars in millions, except per share data unless otherwise noted)

Revenues (Exelon, Generation, ComEd and PECO).

Operating Revenues. Operating revenues are recorded as service is rendered or energy is delivered to customers. At the end of each month, the Registrants accrue an estimate for the unbilled amount of energy delivered or services provided to customers (see Note 5—Accounts Receivable).

RTOs and ISOs. In regional transmission organization (RTO) and ISO markets that facilitate the dispatch of energy and energy-related products, Exelon and Generation report sales and purchases conducted within these markets on a net hourly basis in either revenues or purchased power on Exelon's and Generation's Consolidated Statements of Operations, the classification of which depends on the hourly activity.

Option Contracts, Swaps, and Commodity Derivatives. Premiums received and paid on option contracts and swap arrangements are amortized to revenue and expensed over the lives of the contracts. Certain option contracts and swap arrangements which meet the definition of derivative instruments are recorded at fair value with subsequent changes in fair value recognized as revenues and expenses, unless hedge accounting is applied. If the derivatives meet hedging criteria, changes in fair value are recorded in other comprehensive income (OCI). ComEd has not elected hedge accounting for its financial swap contract with Generation. Since ComEd is entitled to full recovery of the costs of the financial swap contract in rates, ComEd records the fair value of the swap as well as an offsetting regulatory asset or liability.

Trading Activities. Exelon and Generation account for their trading activities under the provisions of Emerging Issues Task Force (EITF) Issue No. 02-3, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities" (EITF 02-3), which requires revenue and energy costs related to energy trading contracts to be presented on a net basis in the income statement. Commodity derivatives used for trading purposes are accounted for using the mark-to-market method with unrealized gains and losses recognized in operating revenues.

Physically Settled Derivative Contracts. Exelon and Generation account for realized gains and losses on physically settled derivative contracts not "held for trading purposes" in accordance with EITF Issue No. 03-11, "Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133 and Not 'Held for Trading Purposes' as Defined in EITF Issue No. 02-3, 'Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities'" (EITF 03-11).

Pursuant to EITF 03-11, Exelon and Generation present physically settled derivative contracts not "held for trading purposes", net within revenues, purchased power and fuel expenses, which totaled $336 million, $561 million and $1,099 million during 2007, 2006 and 2005, respectively.

Income Taxes (Exelon, Generation, ComEd and PECO)

Deferred Federal and state income taxes are provided on all significant temporary differences between the book basis and the tax basis of assets and liabilities and for tax benefits carried forward. Investment tax credits previously utilized for income tax purposes have been deferred on the Registrants' Consolidated Balance Sheets and are recognized in book income over the life of the

(Dollars in millions, except per share data unless otherwise noted)

related property. See "FIN 48" below for information regarding the Registrants' accounting for uncertain income tax positions. Prior to January 1, 2007, the Registrants estimated their uncertain income tax obligations in accordance with SFAS No. 109, "Accounting for Income Taxes" (SFAS No. 109), SFAS No. 5 "Accounting for Contingencies" (SFAS No. 5), and Statement of Financial Accounting Concepts No. 6, "Elements of Financial Statements-a replacement of Financial Accounting Standards Board (FASB) Concepts Statement No. 3 (incorporating an amendment of FASB Concepts Statement No. 2)". The Registrants recognize accrued interest related to unrecognized tax benefits in interest expense or interest income in other income and deductions on their Consolidated Statements of Operations.

Pursuant to the Internal Revenue Code (IRC) and relevant state taxing authorities, Exelon and its subsidiaries file consolidated or combined income tax returns for Federal and certain state jurisdictions where allowed or required (see Note 12—Income Taxes).

Generation, ComEd and PECO are parties to an agreement (Tax Sharing Agreement) with Exelon that provides for the allocation of consolidated tax liabilities. The Tax Sharing Agreement provides that each party is allocated an amount of tax similar to that which would be owed had the party been separately subject to tax. Any net benefit attributable to the parent is reallocated to other members. That allocation is treated as a contribution to the capital of the party receiving the benefit.

Taxes Directly Imposed on Revenue-Producing Transactions (Exelon, ComEd and PECO)

Exelon, ComEd and PECO present any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer on a gross (included in revenues and costs) basis in accordance with EITF Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent." See Note 20—Supplemental Financial Information for Exelon's utility taxes that are presented on a gross basis.

Losses on Reacquired and Retired Debt (Exelon, Generation, ComEd and PECO)

Consistent with rate recovery for ratemaking purposes, ComEd's and PECO's recoverable losses on reacquired long-term debt related to regulated operations are deferred and amortized to interest expense over the life of the new debt issued to finance the debt redemption, or over the life of the original debt issuance if the debt is not refinanced. Losses on other reacquired debt are recognized as incurred in the Registrants' Consolidated Statements of Operations.

Cash and Cash Equivalents (Exelon, Generation, ComEd and PECO)

The Registrants consider highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Restricted Cash and Investments (Exelon, Generation, ComEd and PECO)

As of December 31, 2007 and 2006, Exelon Corporate's restricted cash and investments primarily represented restricted funds for payment of medical, dental, vision and long-term disability benefits. As of December 31, 2007, Generation's restricted cash and investments primarily represented restricted

(Dollars in millions, except per share data unless otherwise noted)

funds for qualifying design, engineering and construction costs related to pollution control notes issued by Generation for an emissions-control facilities project and for payment of certain environmental liabilities. As of December 31, 2006, Generation's restricted cash and investments primarily represented restricted funds for payment of certain environmental liabilities. As of December 31, 2007, ComEd's restricted cash primarily represents funds to be used for the rate relief program and collateral received under the supplier forward contracts. As of December 31, 2007 and 2006, PECO's restricted cash primarily represented funds from the sales of assets that were subject to PECO's Mortgage Indenture. PECO's restricted cash is not available for general operations until released from the Mortgage Indenture.

Restricted cash and investments not available for general operations or to satisfy current liabilities are classified as noncurrent assets. As of December 31, 2007 and 2006, Exelon and Generation had restricted cash and investments in the nuclear decommissioning trust funds classified as noncurrent assets.

Allowance for Uncollectible Accounts (Exelon, Generation, ComEd and PECO)

The allowance for uncollectible accounts reflects Exelon's best estimate of probable losses on its accounts receivable balances. The allowance is based on known troubled accounts, historical experience and other currently available evidence. ComEd and PECO customers' accounts are generally considered delinquent if the amount billed is not received by the time the next bill is issued, which normally occurs on a monthly basis. ComEd and PECO customers' accounts are written-off consistent with approved regulatory requirements.

The following table summarizes the provision for uncollectible accounts for the years ended December 31, 2007, 2006 and 2005:

For the Year Ended December 31,	Exelon
2007	$132
2006	94
2005	77

Inventories (Exelon, Generation, ComEd and PECO)

Inventory is recorded at the lower of cost or market, and provisions are made for excess and obsolete inventory.

Fossil Fuel. Fossil fuel inventory includes the weighted average costs of stored natural gas, propane, coal and oil. The costs of natural gas, propane, coal and oil are generally included in inventory when purchased and charged to fuel expense when used. PECO has several long-term storage contracts for natural gas as well as a liquefied natural gas storage facility.

Materials and Supplies. Materials and supplies inventory generally includes the average costs of transmission, distribution and generating plant materials. Materials are generally charged to inventory when purchased and then expensed or capitalized to plant, as appropriate, when installed.

(Dollars in millions, except per share data unless otherwise noted)

Emission Allowances (Exelon and Generation)

Emission allowances are included in inventory and other deferred debits and are carried at the lower of weighted average cost or market and charged to fuel expense as they are used in operations. The Exelon and Generation emission allowance balances as of December 31, 2007 and 2006 were $86 million and $94 million, respectively.

Marketable Securities (Exelon, Generation, ComEd and PECO)

Marketable securities are classified as available-for-sale securities and are reported at fair value pursuant to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No. 115). Realized and unrealized gains and losses, net of tax, on Generation's nuclear decommissioning trust funds associated with the former ComEd and former PECO units are included in regulatory liabilities or OCI at Exelon and in noncurrent payables to affiliates or OCI at Generation. Realized and unrealized gains and losses, net of tax, on Generation's nuclear decommissioning trust funds associated with the AmerGen units and the unregulated portions of Peach Bottom are included in earnings or OCI at Exelon and Generation. See Note 13—Asset Retirement Obligations for information regarding marketable securities held by nuclear decommissioning trust funds and Note 20—Supplemental Financial Information for additional information regarding Exelon's regulatory assets and liabilities. Unrealized gains, net of tax, for ComEd's and PECO's available-for-sale securities are reported in OCI.

Deferred Energy Costs (Exelon, ComEd and PECO)

Starting in 2007, ComEd's electricity and transmission costs are recoverable or refundable under ComEd's ICC and / or FERC approved rates. ComEd recovers or refunds the difference between the actual cost of electricity and transmission costs and the amount included in rates. Differences between the amounts billed to customers and the actual costs recoverable are deferred and recovered or refunded in future periods by means of prospective monthly adjustments to rates. ComEd records its power purchases for its hourly customers on a net basis in purchased power expense.

PECO's natural gas rates are subject to a fuel adjustment clause designed to recover or refund the difference between the actual cost of purchased gas and the amount included in rates. Differences between the amounts billed to customers and the actual costs recoverable are deferred and recovered or refunded in future periods by means of prospective quarterly adjustments to rates.

See Note 20—Supplemental Financial Information for additional information regarding deferred energy costs for Exelon.

Leases (Exelon, Generation, ComEd and PECO)

The Registrants account for leases in accordance with SFAS No. 13, "Accounting for Leases" and determine whether their long-term purchase power, purchases and sales contracts are leases pursuant to EITF Issue No. 01-8, "Determining Whether an Arrangement is a Lease" (EITF 01-8). At the inception of the lease, or subsequent modification, the Registrants determine whether the lease is an operating or capital lease based upon its terms and characteristics. Several of Generation's long-term power purchase agreements (PPAs) which have been determined to be operating leases, have significant contingent rental payments that are dependent on the future operating characteristics of the associated plants such as plant availability. Generation recognizes contingent rental expense when it becomes probable of payment.

Property, Plant and Equipment (Exelon, Generation, ComEd and PECO)

Property, plant and equipment is recorded at cost. The cost of repairs, maintenance, including planned major maintenance activities, and minor replacements of property is charged to maintenance expense as incurred.

For Generation, upon retirement, the cost of property is charged to accumulated depreciation. For ComEd and PECO, upon retirement, the cost of regulated property, net of salvage, is charged to accumulated depreciation in accordance with the composite method of depreciation. ComEd's and PECO's depreciation expense includes the estimated cost of dismantling and removing plant from service upon retirement as these costs as well as depreciation expense are included in cost of service for rate-making purposes. ComEd's removal costs reduce the related regulatory liability. PECO's removal costs are capitalized when incurred and depreciated over the life of the new asset constructed consistent with PECO's regulatory recovery method. For unregulated property, the cost and accumulated depreciation of property, plant and equipment retired or otherwise disposed of are removed from the related accounts.

See Note 6—Property, Plant and Equipment, Note 7—Jointly Owned Electric Utility Plant and Note 20—Supplemental Financial Information for additional information regarding property, plant and equipment.

Nuclear Fuel (Exelon and Generation)

The cost of nuclear fuel is capitalized and charged to fuel expense using the unit-of-production method. The estimated cost of disposal of Spent Nuclear Fuel (SNF) is established per the Standard Waste Contract with the Department of Energy (DOE) and is expensed through fuel expense at one mill ($.001) per kilowatthour (kWh) of net nuclear generation. On-site SNF storage costs are capitalized or expensed, as incurred, based upon the nature of the work performed.

Nuclear Outage Costs (Exelon and Generation)

Costs associated with nuclear outages, including planned major maintenance activities, are recorded in the period incurred.

New Site Development Costs (Exelon and Generation)

New site development costs represent the costs incurred in the assessment, design and construction of new power generating stations. Such costs are capitalized when management considers project completion to be likely, primarily based on management's determination that the project is economically and operationally feasible and on receipt of required regulatory approvals. Through the year ended December 31, 2007, there have been no significant costs capitalized related to new site development.

(Dollars in millions, except per share data unless otherwise noted)

Capitalized Software Costs (Exelon, Generation, ComEd and PECO)

Costs incurred during the application development stage of software projects that are developed or obtained for internal use are capitalized. Such capitalized amounts are amortized ratably over the expected lives of the projects when they become operational, generally not to exceed five years. Certain other capitalized software costs are being amortized over a fifteen-year life, pursuant to regulatory approval. The following table presents net unamortized capitalized software costs and amortization of capitalized software costs by year:

Net unamortized software costs	Exelon
December 31, 2007	$270
December 31, 2006	295

Amortization of capitalized software costs	Exelon
2007	$79
2006	77
2005	76

Depreciation and Amortization (Exelon, Generation, ComEd and PECO)

Depreciation is generally recorded over the estimated service lives of property, plant and equipment on a straight-line basis using the composite method. ComEd's depreciation includes a provision for estimated removal costs as authorized by the ICC. Annual depreciation provisions for financial reporting purposes, by average service life and as a percentage of average service life for each asset category, are presented in the tables below. See Note 6—Property, Plant and Equipment for information regarding a change in PECO's depreciation rates.

Average Service Life in Years by Asset Category	Exelon
2007	
Electric—transmission and distribution	5-75
Electric—generation	5-60
Gas	5-66
Common—electric and gas	5-50

Average Service Life in Years by Asset Category	Exelon
2006	
Electric—transmission and distribution	5-75
Electric—generation	5-61
Gas	5-66
Common—electric and gas	5-50

Average Service Life in Years by Asset Category	Exelon
2005	
Electric—transmission and distribution	5-75
Electric—generation	5-62
Gas	5-85
Common—electric and gas	5-46

(Dollars in millions, except per share data unless otherwise noted)

Average Service Life Percentage by Asset Category	Exelon
2007	
Electric—transmission and distribution	2.39%
Electric—generation	3.22%
Gas	1.70%
Common—electric and gas	6.46%

Average Service Life Percentage by Asset Category	Exelon
2006	
Electric—transmission and distribution [(a)]	2.38%
Electric—generation	3.21%
Gas [(a)]	1.72%
Common—electric and gas	8.24%

Average Service Life Percentage by Asset Category	Exelon
2005	
Electric—transmission and distribution	2.42%
Electric—generation	3.48%
Gas	2.32%
Common—electric and gas	8.14%

(a) With respect to PECO, the decrease in depreciation percentages from 2005 to 2006 reflects extensions of service lives for significant property, plant and equipment resulting from the latest depreciation study for which results were implemented during 2006.

Amortization of regulatory assets is provided over the recovery period specified in the related legislation or regulatory agreement. See Note 20—Supplemental Financial Information for further information regarding nuclear fuel, asset retirement cost and the amortization of regulatory assets.

Asset Retirement Obligations (Exelon, Generation, ComEd and PECO)

Exelon and Generation account for the costs of decommissioning Generation's nuclear generating stations in accordance with FASB Statement No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143). To estimate its obligation, Generation uses a probability-weighted, discounted cash flow model which, on a unit-by-unit basis, considers multiple outcome scenarios based upon significant estimates and assumptions, including decommissioning cost studies, cost escalation studies, probabilistic cash flow models and discount rates. See Note 13—Asset Retirement Obligations for information regarding the application of SFAS No. 143. In addition, see "FIN 47" below for information regarding conditional asset retirement obligations.

Capitalized Interest and Allowance for Funds Used During Construction (Exelon, Generation, ComEd and PECO)

Exelon and Generation apply SFAS No. 34, "Capitalization of Interest Cost," to calculate the costs during construction of debt funds used to finance non-regulated construction projects.

(Dollars in millions, except per share data unless otherwise noted)

Exelon, ComEd and PECO apply SFAS No. 71 to calculate the allowance for funds used during construction (AFUDC), which is the cost, during the period of construction, of debt and equity funds used to finance construction projects for regulated operations. AFUDC is recorded as a charge to construction work in progress and as a non-cash credit to AFUDC that is included in interest expense for debt-related funds and other income and deductions for equity-related funds. The rates used for capitalizing AFUDC are computed under a method prescribed by regulatory authorities (see Note 20—Supplemental Financial Information).

The following table summarizes total cost incurred, capitalized interest and credits of AFUDC by year:

		Exelon
2007	Total incurred interest [(a)]	$896
	Capitalized interest	30
	Credits to AFUDC debt and equity	19
2006	Total incurred interest [(a)]	914
	Capitalized interest	22
	Credits to AFUDC debt and equity	15
2005	Total incurred interest [(a)]	844
	Capitalized interest	12
	Credits to AFUDC debt and equity	10

(a) Includes interest expense to affiliates.

Guarantees (Exelon, Generation, ComEd and PECO)

In accordance with FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others" (FIN 45), the Registrants recognize, at the inception of a guarantee, a liability for the fair market value of the obligations they have undertaken in issuing the guarantee, including the ongoing obligation to perform over the term of the guarantee in the event that the specified triggering events or conditions occur.

The liability that is initially recognized at the inception of the guarantee is reduced as the Registrants are released from risk under the guarantee. Depending on the nature of the guarantee, the Registrant's release from risk may be recognized only upon the expiration or settlement of the guarantee or by a systematic and rational amortization method over the term of the guarantee. The recognition and subsequent adjustment of the liability are highly dependent upon the nature of the associated guarantee. See Note 2—Acquisitions and Dispositions and Note 19—Commitments and Contingencies for further information.

Asset Impairments (Exelon, Generation, ComEd and PECO)

Long-Lived Assets. The Registrants evaluate the carrying value of long-lived assets to be held and used for impairment whenever indications of impairment exist in accordance with the requirements of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144).

(Dollars in millions, except per share data unless otherwise noted)

The carrying value of long-lived assets is considered impaired when the projected undiscounted cash flows are less than the carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair value. Fair value is determined primarily by available market valuations or, if applicable, discounted cash flows.

Upon meeting certain criteria defined in SFAS No. 144, the assets and associated liabilities that compose a disposal group are classified as held for sale and presented separately on the Consolidated Balance Sheets. The carrying value of these assets is adjusted downward, if necessary, to the estimated sales price, less cost to sell.

Investments. Beginning in 2006, and in connection with the issuance of FASB Staff Position (FSP) FAS 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments", Generation considers all nuclear decommissioning trust fund investments in an unrealized loss position to be other-than-temporarily impaired. As a result of certain Nuclear Regulatory Commission (NRC) restrictions, Generation is unable to demonstrate its ability and intent to hold the nuclear decommissioning trust fund investments through a recovery period and, accordingly, recognizes any unrealized holding losses immediately.

Prior to 2006, Exelon and Generation evaluated, among other factors, general market conditions, the duration and extent to which the fair value is less than cost, as well as their intent and ability to hold the investment to determine whether an investment was considered other-than-temporarily impaired. Exelon and Generation also considered specific adverse conditions related to the financial health of and business outlook for the investee. Once a decline in fair value was determined to be other-than-temporary, an impairment charge was recorded and a new cost basis was established. See Note 13—Asset Retirement Obligations for a description of the other-than-temporary impairments in the nuclear decommissioning trust funds.

Goodwill. Goodwill represents the excess of the purchase price paid over the estimated fair value of the assets acquired and liabilities assumed in the acquisition of a business. Pursuant to SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), goodwill is not amortized but is tested for impairment at least annually or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. See Note 8—Intangible Assets for information regarding the application of SFAS No. 142 and the results of goodwill impairment studies that have been performed, which includes the $776 million and $1.2 billion goodwill impairment charges Exelon and ComEd recorded in 2006 and 2005, respectively.

Derivative Financial Instruments (Exelon, Generation, ComEd and PECO)

The Registrants account for derivative instruments in accordance with SFAS No. 133. Under SFAS No. 133, all derivatives are recognized on the balance sheet at their fair value unless they qualify for certain scope exceptions, including normal purchases and normal sales exception. Further, derivatives that qualify and are designated for hedge accounting are classified as either hedges of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair-value hedge) or hedges of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash-flow hedge). For fair-value hedges, changes in fair values for both

(Dollars in millions, except per share data unless otherwise noted)

the derivative and the underlying hedged exposure are recognized in earnings each period. For cash-flow hedges, the portion of the derivative gain or loss that is effective in offsetting the change in the cost or value of the underlying exposure is deferred in accumulated OCI and later reclassified into earnings when the underlying transaction occurs. Gains and losses from the ineffective portion of any hedge are recognized in earnings immediately. For other derivative contracts that do not qualify or are not designated for hedge accounting, changes in the fair value of the derivatives are recognized in earnings each period. For ComEd's financial swap contract with Generation, ComEd records changes in the fair value of the swap as well as an offsetting regulatory asset or liability. For energy-related derivatives entered into for proprietary trading purposes, which are subject to Exelon's Risk Management Policy, changes in the fair value of the derivatives are recognized in earnings each period. Amounts reclassified in earnings are included in revenue, purchased power and fuel, or other, net on the Consolidated Statements of Operations. Cash inflows and outflows related to derivative instruments are included as a component of operating, investing or financing cash flows in the Consolidated Statement of Cash Flows, depending on the underlying nature of the Registrants' hedged items.

Revenues and expenses on contracts that qualify as normal purchases and normal sales are recognized when the underlying physical transaction is completed. Normal purchases and normal sales are contracts where physical delivery is probable, quantities are expected to be used or sold in the normal course of business over a reasonable period of time, and price is not tied to an unrelated underlying derivative. As part of Generation's energy marketing business, Generation enters into contracts to buy and sell energy to meet the requirements of its customers. These contracts include short-term and long-term commitments to purchase and sell energy and energy-related products in the retail and wholesale markets with the intent and ability to deliver or take delivery. While these contracts are considered derivative financial instruments under SFAS No. 133, the majority of these transactions have been designated as normal purchases and normal sales and are thus not required to be recorded at fair value, but on an accrual basis of accounting. If it were determined that a transaction designated as a normal purchase or a normal sale no longer met the scope exceptions, the fair value of the related contract would be recorded on the balance sheet and immediately recognized through earnings. See Note 10—Derivative Financial Instruments for additional information.

Retirement Benefits (Exelon, Generation, ComEd and PECO)

Exelon's and Generation's defined benefit pension plans and postretirement benefit plans are accounted for in accordance with SFAS No. 87, "Employer's Accounting for Pensions" (SFAS No. 87), SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" (SFAS No. 106), FSP FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (FSP FAS 106-2) and SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132-R" (SFAS No. 158), and are disclosed in accordance with SFAS No. 132-R, "Employers' Disclosures about Pensions and Other Postretirement Benefits—an Amendment of FASB Statements No. 87, 88, and 106" (revised 2003) SFAS No. 132-R and SFAS No. 158. Generation, ComEd and PECO participate in Exelon's defined benefit pension plans and postretirement plans.

(Dollars in millions, except per share data unless otherwise noted)

The measurement of the plan obligations and costs of providing benefits under these plans involve various factors, including numerous assumptions and accounting elections. The assumptions are reviewed annually and at any interim remeasurement of the plan obligations. The impact of assumption changes on pension and other postretirement benefit obligations is generally recognized over the expected average remaining service period of the employees rather than immediately recognized in the income statement as allowed by SFAS No. 87 and SFAS No. 106.

Exelon calculates the expected return on pension and other postretirement benefit plan assets by multiplying the expected rate of return on plan assets by the market-related value (MRV) of plan assets at the beginning of the year, taking into consideration anticipated contributions and benefit payments that are to be made during the year. SFAS No. 87 and SFAS No. 106 allow the MRV of plan assets to be either fair value or a calculated value that recognizes changes in fair value in a systematic and rational manner over not more than five years. Exelon uses a calculated value when determining the MRV of the pension plan assets that adjusts for 20% of the difference between fair value and expected MRV of plan assets. This calculated value has the effect of stabilizing variability in assets to which Exelon applies that expected return. Exelon uses fair value when determining the MRV of the other postretirement benefit plan assets and the AmerGen pension plan assets. See Note 15—Retirement Benefits for further discussion of Exelon's and Generation's accounting for retirement benefits.

Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Prescription Drug Act). Through Exelon's postretirement benefit plans, the Registrants provide retirees with prescription drug coverage. The Prescription Drug Act was enacted on December 8, 2003. The Prescription Drug Act introduced a prescription drug benefit under Medicare as well as a Federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare prescription drug benefit. Management believes the prescription drug benefit provided under Exelon's postretirement benefit plans is at least actuarially equivalent to the Medicare prescription drug benefit.

Exelon's annualized reduction in the net periodic postretirement benefit cost was approximately $44 million, $40 million and $40 million in 2007, 2006 and 2005, respectively, compared to the annual cost calculated without considering the effects of the Prescription Drug Act. The effect of the subsidy on the components of net periodic postretirement benefit cost for 2007, 2006 and 2005 included in the consolidated financial statements and Note 15—Retirement Benefits was as follows:

	2007	2006	2005
Amortization of the actuarial experience loss	$16	$16	$18
Reduction in current period service cost	10	9	8
Reduction in interest cost on the APBO	18	15	14

Treasury Stock (Exelon)

Treasury shares are recorded at cost. Any shares of common stock repurchased are held as treasury shares unless cancelled or reissued.

(Dollars in millions, except per share data unless otherwise noted)

Foreign Currency Translation (Exelon, Generation and ComEd)

The financial statements of Exelon's; Generation's and ComEd's foreign subsidiaries were prepared in their respective local currencies and translated into U.S. dollars based on the current exchange rates at the end of the periods for the Consolidated Balance Sheets and on weighted-average rates for the periods for the Consolidated Statements of Operations. Starting in 2007 for Generation and in 2006 for ComEd, these registrants do not report foreign currency translation adjustments since they no longer own any foreign subsidiaries. Foreign currency translation adjustments, net of deferred income tax benefits, are reflected as a component of other comprehensive income on the Consolidated Statements of Comprehensive Income and, accordingly, have no effect on net income.

New Accounting Pronouncements (Exelon, Generation, ComEd and PECO)

Exelon has identified the following new accounting pronouncements that either have been recently adopted or issued that may affect the Registrants upon adoption.

FIN 48

In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109. FIN 48 applies to all income tax positions taken on previously filed tax returns or expected to be taken on a future tax return. FIN 48 prescribes a benefit recognition model with a two-step approach; a more-likely-than-not recognition criterion; and a measurement attribute that measures the position as the largest amount of tax benefit that is greater than 50% likely of being realized upon effective settlement. If it is not more-likely-than-not that the benefit will be sustained on its technical merits, no benefit will be recorded.

Uncertain tax positions that relate only to the timing of when an item is included on a tax return are considered to have met the recognition threshold for purposes of applying FIN 48. Therefore, uncertainty related to timing is assessed as part of measurement. FIN 48 also requires that the amount of interest expense and income to be recognized related to uncertain tax positions be computed by applying the applicable statutory rate of interest to the difference between the tax position recognized in accordance with FIN 48, including timing differences, and the amount previously taken or expected to be taken in a tax return.

FIN 48 was effective for the Registrants as of January 1, 2007. The change in net assets as a result of applying this pronouncement was considered a change in accounting principle with the cumulative effect of the change required to be treated primarily as an adjustment to the opening balance of retained earnings (deficit). Adjustments to goodwill or regulatory accounts associated with the implementation of FIN 48 were based on other applicable accounting standards. See Note 12—Income Taxes for additional information regarding the adoption of FIN 48.

FIN 48 prescribes that a company shall recognize the benefit of a tax position when it is effectively settled. In May 2007, FSP FIN 48-1, "Definition of Settlement in FASB Interpretation No. 48" was issued to provide guidance on how companies should determine whether a tax position is effectively

(Dollars in millions, except per share data unless otherwise noted)

settled for the purpose of recognizing previously unrecognized tax benefits. The provisions of FSP FIN 48-1 did not change the conclusions reached during the adoption of FIN 48.

SFAS No. 157

In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements but does not change the requirements to apply fair value in existing accounting standards. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal or most advantageous market. The standard clarifies that fair value should be based on the assumptions market participants would use when pricing the asset or liability.

The provisions of SFAS No. 157 are to be applied prospectively, except for the initial impact on the following three items, which are required to be recorded as an adjustment to the opening balance of retained earnings in the year of adoption: (1) changes in fair value measurements of existing derivative financial instruments measured initially using the transaction price under EITF No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities", (2) existing hybrid financial instruments measured initially at fair value using the transaction price, and (3) a position in a financial instrument that was measured at fair value using a blockage factor prior to initial application of SFAS No. 157. SFAS No. 157 was effective and adopted by the Registrants as of January 1, 2008. The adoption of SFAS No. 157 did not have a material impact on the Registrants' January 1, 2008 balances of retained earnings. Generation uses quoted exchange prices to the extent they are available or external broker quotes in order to determine the fair value of energy contracts. When external prices are not available, Generation uses internal models to determine the fair value. Prospectively, the application of SFAS No. 157 is expected to impact earnings as a result of required changes in derivative valuation methodologies at Generation. The earnings impact is not expected to be material as the fair value methodologies of the majority of the derivative positions held by Generation are consistent with the provisions of SFAS No. 157.

SFAS No. 159

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115" (SFAS No. 159). SFAS No. 159 allows an entity the option to elect fair value for the initial and subsequent measurement for certain financial instruments and other items that are not currently required to be measured at fair value. If a company chooses to record eligible items at fair value, the company must report unrealized gains and losses on those items in earnings at each subsequent reporting date. SFAS No. 159 also prescribes presentation and disclosure requirements for assets and liabilities that are measured at fair value pursuant to this standard. SFAS No. 159 was effective for the Registrants as of January 1, 2008. Under SFAS No. 159, Exelon and Generation elected to apply the fair value option to the nuclear decommissioning trust funds. This election could have a material impact to Exelon's and Generation's results of operations in future periods, as all unrealized gains and losses will be included in earnings. As a result of this election, Exelon's and Generation's beginning balances of retained earnings as of

(Dollars in millions, except per share data unless otherwise noted)

January 1, 2008 increased by $160 million. The impact of reclassifying these previously unrealized gains to retained earnings could potentially result in lower realized gains and higher unrealized and realized losses in the periods over which those securities are held.

FSP FIN 39-1

In April 2007, the FASB issued FSP FIN 39-1, "Amendment of FASB Interpretation No. 39." (FSP FIN 39-1). This pronouncement amends FIN 39, "Offsetting of Amounts Related to Certain Contracts," to permit companies to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under a master netting arrangement. FSP FIN 39-1 was effective for the Registrants as of January 1, 2008. The effects of applying this pronouncement will be recognized through retrospective application for all financial statements presented. The Registrants plan to elect the accounting policies prescribed by FSP FIN 39-1, which will not impact net income.

SFAS No. 141-R

In December 2007, the FASB issued SFAS No. 141-R, "Business Combinations" (SFAS No. 141-R) which revised SFAS No. 141, "Business Combinations" (SFAS No. 141). This pronouncement is effective for the Registrants as of January 1, 2009. Under SFAS No. 141, organizations utilized the announcement date as the measurement date for the purchase price of the acquired entity. SFAS No. 141-R requires measurement at the date the acquirer obtains control of the acquiree, generally referred to as the acquisition date. SFAS No. 141-R will have a significant impact on the accounting for transaction costs, restructuring costs as well as the initial recognition of contingent assets and liabilities assumed during a business combination. Under SFAS No. 141-R, adjustments to the acquired entity's deferred tax assets and uncertain tax position balances occurring outside the measurement period are recorded as a component of the income tax expense, rather than goodwill. As the provisions of SFAS No. 141-R are applied prospectively, the impact to the Registrants cannot be determined until the transactions occur.

Cumulative Effect of Changes in Accounting Principles

FIN 47. In March 2005, the FASB issued FIN 47 "Accounting for Conditional Asset Retirement Obligations" (FIN 47), which clarifies that the term "conditional asset retirement obligation" as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 was effective for the Registrants as of December 31, 2005. See Note 13—Asset Retirement Obligations for further information. The following table shows the reduction in income Exelon recorded as a cumulative effect of a change in accounting principle pursuant to the adoption of FIN 47 in 2005.

	Exelon
Reduction in income, net of tax	$42
Related tax impact	27

(Dollars in millions, except per share data unless otherwise noted)

The following tables set forth Exelon's net income and basic and diluted earnings per common share for the year ended December 31, 2005, adjusted as if FIN 47 had been applied during the period. FIN 47 had an adoption date of December 31, 2005.

	2005
Reported income before cumulative effect of a change in accounting principle	$ 965
Pro forma earnings effect (net of income taxes):	
FIN 47	(5)
Pro forma income before cumulative effect of a change in accounting principle	$ 960
Reported net income	$ 923
Pro forma earnings effect (net of income taxes):	
FIN 47	(5)
Reported cumulative effect of a change in accounting principle:	
FIN 47	42
Pro forma net income	$ 960

	2005
Basic earnings per common share:	
Reported income before cumulative effect of a change in accounting principle	$1.44
Pro forma income before cumulative effect of a change in accounting principle	1.43
Reported net income	1.38
Pro forma net income	1.43

	2005
Diluted earnings per common share:	
Reported income before cumulative effect of a change in accounting principle	$1.42
Pro forma income before cumulative effect of a change in accounting principle	1.42
Reported net income	1.36
Pro forma net income	1.42

2. Acquisitions and Dispositions

Termination of Proposed Merger with PSEG (Exelon)

On December 20, 2004, Exelon entered into an Agreement and Plan of Merger (Merger Agreement) with Public Service Enterprise Group Incorporated (PSEG), a public utility holding company primarily located and serving customers in New Jersey, whereby PSEG would have been merged with and into Exelon (Merger). All regulatory approvals or reviews necessary to complete the Merger had been completed with the exception of the approval from the New Jersey Board of Public Utilities (NJBPU). On September 14, 2006, Exelon gave formal notice to PSEG that Exelon had terminated the Merger Agreement and the companies agreed to withdraw their application for Merger approval, which had been pending before the NJBPU for more than 19 months. Exelon also terminated pending dockets and/or appeals in numerous other jurisdictions, including before FERC and the Antitrust Division of the United States Department of Justice.

(Dollars in millions, except per share data unless otherwise noted)

Exelon capitalized certain external costs associated with the Merger since the execution of the Merger Agreement on December 20, 2004. Exelon recorded Merger-related expenses of approximately $93 million (pre-tax) in operating and maintenance expense on Exelon's Consolidated Statement of Operations, of which $55 million ($35 million after tax) was recorded in the third quarter of 2006 to write off the capitalized costs associated with the Merger. Including this $93 million of expenses, total Merger-related expenses incurred since the inception of the Merger discussions were approximately $130 million.

Disposition of Enterprises Entities (Exelon)

During 2004, Exelon Enterprises Company, LLC (Enterprises) disposed of or wound down all of the operating businesses of Exelon Services, Inc. (Exelon Services), including Exelon Solutions, the mechanical services businesses and the Integrated Technology Group. During the years 2004 through 2007, Enterprises collected total proceeds related to these dispositions of $61 million. As of December 31, 2007 and 2006, Exelon Services had remaining assets of $53 million and $52 million, respectively, and liabilities of $4 million and $5 million, respectively, which primarily consisted of tax assets, affiliate receivables, accounts payable and insurance reserves.

Acquisition of Southeast Chicago Energy Project, LLC (SCEP) (Exelon and Generation)

Generation and Peoples Calumet, LLC (Peoples Calumet), a subsidiary of Peoples Energy Corporation, were joint owners of SCEP, a 350-megawatt natural gas-fired, peaking electric power plant located in Chicago, Illinois, which began operation in 2002. In 2002, Generation and Peoples Calumet owned 70% and 30%, respectively, of SCEP. Pursuant to the joint owners agreement, Generation was obligated to purchase Peoples Calumet's 30% interest ratably over a 20-year period. Generation had reflected the third-party interest in this majority-owned investment as a long-term liability in its consolidated financial statements. On May 31, 2006, Generation paid Peoples Calumet approximately $47 million to acquire its remaining interest in SCEP. Generation financed this transaction using short-term debt and available cash.

Acquisition and Disposition of Sithe Energies, Inc. (Sithe) (Exelon and Generation)

On January 31, 2005, subsidiaries of Generation completed a series of transactions that resulted in Generation's sale of its investment in Sithe. Specifically, subsidiaries of Generation closed on the acquisition of Reservoir Capital Group's (Reservoir) 50% interest in Sithe and the sale of 100% of Sithe to Dynegy, Inc. (Dynegy). Prior to closing on the sale to Dynegy, subsidiaries of Generation received approximately $65 million in cash distributions from Sithe. As a result of the sale, Exelon and Generation deconsolidated approximately $820 million of debt from its balance sheets and was no longer required to provide $125 million of credit support to Dynegy on behalf of Sithe. Dynegy acquired $32 million of cash as part of its purchase of Sithe. In connection with the sale, Exelon recorded $55 million of liabilities related to certain indemnifications provided to Dynegy and other guarantees directly resulting from the transaction. Generation issued certain guarantees associated with income tax indemnifications to Dynegy in connection with the sale that were valued at approximately $8 million (included in the $55 million accrual discussed above). These guarantees are being accounted for

(Dollars in millions, except per share data unless otherwise noted)

under the provisions of FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others" (FIN 45). The remaining exposures covered by these indemnities are anticipated to expire in 2008 and beyond. These liabilities were taken into account in the determination of the net pre-tax gain on the sale of $24 million. As of December 31, 2007, Exelon's accrued liabilities related to these indemnifications and guarantees were $44 million, including $1 million related to income tax indemnifications. The net decrease from the accrual initially established was due to the expiration of certain guarantees, tax indemnifications and accrued interest on certain indemnifications. The estimated maximum possible exposure to Exelon related to the guarantees provided as part of the sales transaction to Dynegy was approximately $175 million at December 31, 2007.

Exelon and Generation's Consolidated Statements of Operations for 2007, 2006 and 2005, included the following financial results related to Sithe:

	2007	2006	2005 (a)
Operating revenues	$ —	$—	$30
Operating income	—	—	5
Net income	4 (d)	4 (c)	18 (b)

(a) Sithe was sold on January 31, 2005. Accordingly, results include only one month of operations.
(b) Net income for 2005 included a pre-tax gain on sale of Sithe of $24 million.
(c) Net income for 2006 included income as a result of the expiration of certain tax indemnifications and the collection of a receivable arising from the sale of Sithe that had been fully reserved.
(d) Net income for 2007 included income primarily resulting from the settlement of a previously disputed tax position asserted for the 2000 tax year.

Sale of TEG and TEP. On February 9, 2007, Tamuin International Inc. (TII), a wholly owned subsidiary of Generation, sold its 49.5% ownership interests in Termoeléctrica del Golfo (TEG) and Termoeléctrica Peñoles (TEP) to a subsidiary of AES Corporation (AES) for $95 million in cash plus certain purchase price adjustments. In connection with the transaction, Generation entered into a guaranty agreement under which Generation guarantees the timely payment of TII's obligations to the subsidiary of AES pursuant to the terms of the purchase and sale agreement relating to the sale of TII's ownership interests. Generation would be required to perform in the event that TII does not pay any obligation covered by the guaranty that is not otherwise subject to a dispute resolution process. Generation's maximum obligation under the guaranty is $95 million. Generation has not recorded a liability associated with this guaranty. The exposures covered by this guaranty are anticipated to expire in the second half of 2008 and beyond.

3. Discontinued Operations

On January 31, 2005, subsidiaries of Generation completed a series of transactions that resulted in Generation's sale of its investment in Sithe. See Note 2—Acquisitions and Dispositions for additional information regarding the disposition of Sithe. In addition, during 2003 and 2004, Exelon sold or wound down substantially all components of Enterprises. As a result, the results of operations and any gain or loss on the sale of these entities are presented as discontinued operations for 2007, 2006 and 2005,

(Dollars in millions, except per share data unless otherwise noted)

within Exelon's (for Sithe, Enterprises and AllEnergy) and Generation's (for Sithe and AllEnergy) Consolidated Statements of Operations. Results related to these entities were as follows:

2007	Sithe	Enterprises	AllEnergy	Total
Total operating revenues	$—	$ 9	$—	$ 9
Operating income	—	7	—	7
Income before income taxes and minority interest	6	9	—	15

2006	Sithe [(a)]	Enterprises [(b)]	AllEnergy	Total
Total operating revenues	$—	$(1)	$—	$ (1)
Operating loss	—	(2)	—	(2)
Income (loss) before income taxes and minority interest	6	(2)	—	4

(a) Net income for 2006 included a pre-tax gain on the sale of Sithe as a result of the expiration of certain tax indemnifications and the collection of a receivable arising from the sale of Sithe that had been fully reserved.

2005	Sithe [(a)]	Enterprises [(b)]	AllEnergy	Total
Total operating revenues	$30	$18	$—	$48
Operating income (loss)	5	(8)	1	(2)
Income (loss) before income taxes and minority interest	23	(7)	1	17

(a) Sithe was sold on January 31, 2005. Accordingly, results only include one month of operations. See Note 2—Acquisitions and Dispositions for further information regarding the sale of Sithe.
(b) Excludes certain investments.

For the year ended December 31, 2007, Exelon's and Generation's Consolidated Statements of Operations included a $4 million (after tax) gain on disposal of discontinued operations related primarily to Sithe and primarily resulting from a settlement agreement between a subsidiary of Sithe, the Pennsylvania Attorney General's Office and the Pennsylvania Department of Revenue regarding a previously disputed tax position asserted for the 2000 tax year. For the year ended December 31, 2006, Exelon's and Generation's Consolidated Statements of Operations included $4 million of income (after tax) from discontinued operations related to Sithe, which represented an adjustment to the gain on sale as a result of the expiration of certain tax indemnifications, accrued interest on an indemnification and the collection of a receivable arising from the sale of Sithe that had been fully reserved.

(Dollars in millions, except per share data unless otherwise noted)

4. Regulatory Issues

Illinois Settlement Agreement (Exelon, Generation and ComEd) In July 2007, following extensive discussions with legislative leaders in Illinois, ComEd, Generation, and other utilities and generators in Illinois reached an agreement (Settlement) with various parties concluding discussions of measures to address concerns about higher electric bills in Illinois without rate freeze, generation tax or other legislation that Exelon believes would be harmful to consumers of electricity, electric utilities, generators of electricity and the State of Illinois. Legislation reflecting the Settlement (Settlement Legislation) was passed by the Illinois Legislature on July 26, 2007 and was signed into law on August 28, 2007 by the Governor of Illinois. The Settlement and the Settlement Legislation provide for the following, among other things:

- Voluntary contributions by Illinois electric utilities, their affiliates, and generators of electricity in Illinois of approximately $1 billion over a period of four years to programs that will provide rate relief to Illinois electricity customers and funding for the Illinois Power Agency (IPA) to be created by the Settlement Legislation. ComEd and Generation committed to contributing approximately $800 million to rate relief programs over four years and partial funding for the IPA, which is discussed further below, in addition to approximately $11 million of rate relief credits provided by ComEd prior to June 14, 2007 under its $64 million rate relief program previously announced. Through 2009, ComEd will continue to execute upon this rate relief package. Generation will contribute an aggregate of $747 million, of which $435 million will be available to pay ComEd for rate relief programs for ComEd customers, and $307.5 million will be available for rate relief programs for customers of other Illinois utilities, and $4.5 million will be available for partially funding operations of the IPA.

  ComEd's Customers' Affordable Reliable Energy (CARE) initiative was established prior to the Settlement to help mitigate the impacts of electricity rate increases in 2007 on certain customers after the expiration of the rate freeze in Illinois and includes a variety of energy efficiency, low-income and senior citizen programs. Inclusive of ComEd's funding of the CARE initiative, ComEd contributed $41 million to customer rate relief programs in 2007. Any contributions not made under the $64 million program in 2007 will be available to customers under rate relief programs in 2008 and 2009.

  ComEd and Generation concluded that neither the Settlement nor enactment of the Settlement Legislation constituted an obligating event that would require immediate recognition in the financial statements of the entire amount of contributions to be made to rate relief programs and the IPA. Rather, as parties to the Settlement, ComEd and Generation made commitments to make the contributions. See Note 19—Commitments and Contingencies for the expected rate relief contributions by year. The contributions are recognized in the financial statements of Generation and ComEd as rate relief credits are applied to customer bills by ComEd and other Illinois utilities or funding is paid to the IPA. Generation will ultimately reflect the $747 million cost of the Settlement in its statement of operations as a reduction in revenue. Similarly, ComEd will reflect its $64 million cost of the Settlement either as a reduction in revenue as credits are issued to customers or as operating and maintenance expense as ComEd funds other rate relief programs in connection with its CARE initiative.

(Dollars in millions, except per share data unless otherwise noted)

During the year ended December 31, 2007, Generation and ComEd recognized net costs from the 2007 portion of the Settlement, including $11 million of rate relief credits provided by ComEd prior to June 14, 2007, in their Statements of Operations as follows:

	Funded by Generation	Funded by ComEd	Total credits issued to ComEd customers
Credits to ComEd customers	$246 (a)	$ 33 (a)	$279
Credits to other Illinois utilities' customers	157 (a)	—	n/a
Other rate relief programs	—	8 (b)	n/a
Funding of the IPA	5 (a)	—	n/a
Total incurred costs	$408	$ 41	$279

(a) Recorded as a reduction in operating revenues.
(b) Recorded as a charge to operating and maintenance expense.

- In the event that the Illinois General Assembly enacts legislation prior to August 1, 2011 that freezes or reduces electric rates or imposes a generation tax on any party to the Settlement, the Settlement provides for the contributors to the rate relief funds to terminate their funding commitments and recover any undisbursed funds set aside for rate relief.

- The existing contracts resulting from the procurement auction in 2006 will be honored. As those contracts expire, procurement will be made pursuant to a new competitive process to establish market-based contracts.

- To fulfill a requirement of the Settlement Legislation, ComEd and Generation entered into a five-year financial swap contract, the effect of which is to cause ComEd to pay fixed prices and cause Generation to pay a market price for a portion of ComEd's electricity supply requirement. The financial terms cover energy costs only and do not cover capacity or ancillary services. The contract became effective upon enactment of the Settlement Legislation.

  The financial swap contract is designed to dovetail with ComEd's remaining auction contracts for energy, increasing in volume as those contracts expire. The contract volumes are 1,000 MW for the period from June 2008 through May 2009, 2,000 MW for the period from June 2009 through May 2010, and 3,000 MW in each of the periods June 2010 through May 2011, June 2011 through May 2012, and June 2012 through May 2013.

  The financial swap contract between Generation and ComEd is a derivative financial instrument. The arrangement in the swap contract was deemed prudent by the Settlement Legislation, thereby ensuring ComEd of full cost recovery in rates. See Note 10—Derivative Financial Instruments for additional information.

- The IPA was created to design electricity supply portfolio plans for electric utilities and administer the new competitive procurement process for utilities to procure the electricity supply resources identified in the supply portfolio plans, all under the oversight of the ICC. The IPA, under certain conditions, has authority to construct generation and co-generation facilities that use indigenous coal or renewable resources, or both, and to supply electricity at cost to municipal electric systems and rural electric cooperatives. The IPA's operations are funded

(Dollars in millions, except per share data unless otherwise noted)

from fees and bond proceeds and the interest on $25 million of the $1 billion customer rate relief package to be contributed to the Illinois Power Agency Trust Fund.

- The ability of utilities to engage in divestiture and other restructuring transactions after only having to make an informational filing at the ICC to satisfy regulatory requirements is extended until all classes of tariffed service are declared competitive.
- The Settlement Legislation declared that the 400 kilowatt (kW) and above customer classes of ComEd are competitive and established an expedited procedure for finding customer classes with demands of 100 kW or greater but less than 400 kW are competitive. On October 11, 2007, the ICC granted a request made by ComEd by declaring that customer classes with demands of 100 kW or greater but less than 400 kW are competitive, effective on November 11, 2007. Consequently, after the expiration of a transitional period, ComEd will have a provider of last resort (POLR) obligation only for those customers with demand of less than 100 kW who have not chosen a competitive electric generation supplier.
- Until at least June 30, 2022, the State of Illinois will not prohibit an electric utility from maintaining its membership in a FERC approved RTO chosen by the utility.
- ComEd is required to provide tariffed service to condominium associations at rates that do not exceed rates offered to residential customers.
- Utilities are prohibited from terminating electric service to a residential electric space heat customer due to nonpayment between December 1 of any year and March 1 of the following year.
- Electric utilities are required to use cost-effective energy efficiency resources to meet incremental annual program energy savings goals of 0.2% of energy delivered in the year commencing June 1, 2008, increasing annually to 2.0% of energy delivered in the year commencing June 1, 2015 and each year thereafter. Additionally, commencing June 1, 2008 and continuing for a period of ten years, electric utilities must implement cost effective demand response measures to reduce peak demand by 0.1% over the prior year for eligible retail customers. The energy efficiency and demand response goals are subject to rate impact caps each year. Utilities are allowed recovery of costs for energy efficiency and demand response programs, subject to approval by the ICC. Failure to comply with the energy efficiency requirements in the Settlement Legislation would result in ComEd being subject to penalties, including losing control of the programs, and other charges. Pursuant to these requirements, ComEd filed its initial Energy Efficiency and Demand Response Plan with the ICC on November 15, 2007. This plan begins June 1, 2008 and is designed to meet the Settlement Legislation's energy efficiency and demand response goals for an initial three-year period, including reductions in delivered energy and in ComEd's supply customers' peak demand. ComEd anticipates that the ICC will issue an order on the filing during the first quarter of 2008.
- The procurement plans developed by the IPA and implemented by electric utilities must include cost-effective renewable energy resources in amounts that equal or exceed 2% of the total electricity that each electric utility supplies to its eligible retail customers by June 1, 2008, increasing to 10% by June 1, 2015, with a goal of 25% by June 1, 2025. All goals are subject to rate impact criteria set forth in the Settlement Legislation. Utilities will be allowed to pass through any costs from the procurement of these renewable resources.

(Dollars in millions, except per share data unless otherwise noted)

Pursuant to the Settlement, ComEd, Generation, the Attorney General of the State of Illinois (Illinois Attorney General), and other Illinois utilities entered into a release and settlement agreement releasing and dismissing with prejudice all litigation, claims and regulatory proceedings and appeals relating to or arising out of the procurement of power, including ICC and FERC proceedings relating to the procurement of power. The release and settlement agreement became effective upon enactment of the Settlement Legislation.

Exelon, Generation and ComEd believe that the Settlement Legislation will promote competition in Illinois retail markets and allow utilities to recover their approved supply costs while relieving the pressure for rate freeze, generation tax, or other similar legislation. Given the rate stabilization provided by the Settlement Legislation and the fact that ComEd's POLR obligation, after a transition period, will consist of only those customers with demand of less than 100 kW who have not chosen a competitive electric generation supplier, and considering the assurances legislative leaders gave to ComEd in discussions leading to the Settlement, Exelon, Generation and ComEd are reasonably confident that the Illinois General Assembly will not enact rate freeze, generation tax, or other similar legislation again within the next several years. However, Exelon, Generation and ComEd cannot predict whether the Illinois General Assembly might enact such measures at some future date under different circumstances.

Illinois Procurement Proceedings (Exelon, Generation and ComEd). ComEd's power purchase agreement (PPA) with Generation expired at the end of 2006. To meet its electricity supply needs subsequent to the expiration of the PPA, ComEd sought and was given approval by the ICC to use a reverse-auction competitive bidding process for the procurement of electricity after the end of the transition period. A procurement auction for ComEd's entire load beginning in January 2007 took place in September 2006. Generation won portions of the ComEd procurement auction. The energy price that resulted from the first procurement auction is fixed until May 31, 2008, at which time, approximately one-third of supply contracts signed as part of the procurement auction are scheduled to expire. The Settlement Legislation established a new competitive process that must be used by Illinois utilities for the procurement of electricity. Under that process, the IPA will participate in the design of electricity supply portfolios for ComEd, with the exception of the delivery period beginning in June 2008, and will administer ComEd's procurement of electricity supply resources and renewable energy resources identified in ComEd's supply portfolio plans, all with oversight of the ICC. On October 29, 2007, ComEd filed a petition with the ICC seeking approval of an initial procurement plan to secure power and other ancillary services for a portion of the electricity required by residential and small commercial customers for the period June 2008 through May 2009. On December 11, 2007, an administrative law judge (ALJ) issued a Proposed Order on the procurement plan, approving virtually every aspect of the proposal, except that the ALJ recommended an increase in the amount of power ComEd should procure through standard block purchases in July and August 2008 for peak periods. On December 19, 2007, the ICC approved the Proposed Order. The procurement plan and the spot market purchases discussed below will be used to effectively replace the auction contracts scheduled to expire on May 31, 2008 and will meet ComEd's customers' electricity requirements for the period June 2008 through May 2009. In addition to the procurement plan, ComEd will purchase energy on the spot market to meet the needs of its customers. To fulfill a requirement of the Settlement Legislation, ComEd and Generation entered into a five-year financial swap contract. This contract effectively

(Dollars in millions, except per share data unless otherwise noted)

hedges a significant portion of ComEd's spot market purchases. On May 31, 2009, another one-third of existing supplier contracts entered into under the auction are scheduled to expire and additional electricity will be acquired through the new competitive process administered by the IPA in order to meet the needs of ComEd residential and small commercial full service customers who elect to take both delivery and supply service.

On March 28, 2007 and March 30, 2007, class action suits were filed in Illinois state court against ComEd and Generation as well as the other suppliers in the Illinois procurement auction, claiming that the suppliers manipulated the auction and that the resulting wholesale prices are unlawfully high. On December 21, 2007, the United States District Court for the Northern District of Illinois granted the defendants' motions to dismiss both cases and the time to appeal that order has expired.

Illinois Rate Cases (Exelon and ComEd). On August 31, 2005, ComEd filed a rate case with the ICC to comprehensively revise its tariffs and to adjust rates for delivering electricity effective January 2007 (2005 Rate Case). The commodity component of ComEd's rates was established by the reverse-auction process in accordance with the ICC rate order that approved the process. ComEd proposed a revenue increase of $317 million. On July 26, 2006, the ICC issued its order in the Rate Case which approved a delivery services revenue increase of approximately $8 million of the $317 million proposed revenue increase requested by ComEd. On December 20, 2006, the ICC issued an order on rehearing that increased the amount previously approved by approximately $74 million for a total rate increase of $83 million. ComEd and various other parties have appealed the rate order to the courts. ComEd cannot predict the results or the timing of the appeal. In the event the order is ultimately changed, the changes are expected to be prospective only.

On October 17, 2007, ComEd filed a request with the ICC seeking approval to increase its delivery service revenue requirement to reflect its continued investment in delivery service assets since rates were last determined. If approved by the ICC, the total proposed increase of approximately $360 million in the net annual revenue requirement, which was based on a 2006 test year and capital additions through the third quarter of 2008, would increase an average total residential customer bill by approximately 7.7%. The filing included a storm rider and a system modernization rider. The storm rider would allow for the recovery from or return to customers of the actual costs incurred for storm restoration activities relative to a baseline amount. The system modernization rider would allow for certain capital projects to be pre-approved by the ICC into a revenue requirement on a quarterly basis instead of waiting for the next rate case. ICC proceedings relating to the proposed delivery service rates and related riders will occur over a period of up to eleven months. ComEd cannot predict how much of the requested delivery service rate increase the ICC may approve, if any, when any rate increase may go into effect, or whether any approved rate increase that may eventually be approved will be sufficient for ComEd to adequately recover its costs when the increase goes into effect. Similarly, ComEd cannot predict whether the riders will be approved by the ICC.

Original Cost Audit (Exelon and ComEd). In connection with an April 2006 interim order in ComEd's delivery services rate case, the ICC, with ComEd's concurrence, ordered an "original cost" audit of our distribution assets. In December 2007, the outside auditor presented its findings to the ICC staff regarding accounting methodology, documentation and other matters, along with proposed adjustments. ComEd is attempting to resolve the proposed audit adjustments through discussions with

(Dollars in millions, except per share data unless otherwise noted)

the ICC staff. The results of the audit ultimately will be reported to the ICC and may become the subject of an ICC proceeding. While ComEd believes that many of the auditor's findings are without merit, the ultimate resolution of the audit could result in a disallowance and related write-off of a portion of the original cost of our delivery system assets after reflecting the appropriate associated accumulated depreciation and deferred income taxes associated with the disallowances. Some of the disallowed costs identified in the audit have been, or will be, re-allocated to our transmission system assets base. Any resulting net adjustment to ComEd's delivery system assets could affect the determination of ComEd's revenue requirements in delivery service rate proceedings, and net plant re-allocated to ComEd's transmission system assets would affect ComEd's transmission rates. At this time, ComEd does not believe it has significant financial exposure related to the eventual resolution of the original cost audit.

Transmission Rate Case (Exelon and ComEd). On March 1, 2007, ComEd filed a request with FERC seeking approval to update its transmission rates and change the manner in which ComEd's transmission rates are determined from fixed rates to a formula rate. ComEd also requested incentive rate treatment for certain transmission projects. In June 2007, FERC issued an order that conditionally approved ComEd's proposal to implement a formula-based transmission rate effective as of May 1, 2007, but subject to refund, hearing procedures and conditions. The FERC order provided that further hearing and settlement procedures be conducted to determine the reasonableness of certain elements of ComEd's formula-based rate, including ComEd's proposed 11.70% base return on equity and various elements of ComEd's rate base. The order denied ComEd's request for incentive rate treatment on investment in certain transmission projects and the inclusion of construction work in progress in ComEd's rate base. The FERC order approved a 0.5% adder to the base return on equity for participating in a regional transmission organization. Effective May 1, 2007, PJM began billing customers based on the conditional FERC order.

On October 5, 2007, ComEd made a filing with FERC seeking approval of a settlement agreement reached by most active parties and opposed by no party. The settlement judge certified the settlement to the Commission as uncontested on October 29, 2007. The settlement agreement is a comprehensive resolution of all issues in the proceeding, other than a request by ComEd for rehearing on incentive returns on new investment. FERC approved the settlement agreement on January 16, 2008. The settlement agreement establishes the agreed-upon treatment of costs and revenues in the determination of network service transmission rates and the process for updating the formula rate calculation on an annual basis. The agreement provides for a base return on equity on transmission rate base of 11.0% plus an adder of 0.50% in recognition of ComEd's participation in a regional transmission organization, a cap of 58% on the equity component of ComEd's capital structure (declining to 55% by 2011), and a debt-only return of 6.51% on ComEd's pension asset. The settlement agreement results in a first year annual transmission network service revenue requirement increase of approximately $93 million, or a $24 million reduction from the revenue requirement conditionally approved by FERC in its June 5, 2007 order. The formula rate will be updated annually to ensure that customers pay the actual costs of providing transmission services. The reduction in the revenue requirement will be implemented during the first quarter of 2008. Management believes that appropriate reserves have been established for transmission revenues that will be refunded in accordance with the settlement agreement. In addition, on January 18, 2008, FERC issued an order on

(Dollars in millions, except per share data unless otherwise noted)

ComEd's request for rehearing on incentive returns that allows ComEd to include a 1.5% adder to the return on equity for ComEd's largest transmission project, thereby resulting in a 13% return on equity for the project. The order also authorizes the inclusion of 100% of construction work in progress in rate base for that project but rejects incentive treatment for any other project ComEd has pending.

Authorized Return on Rate Base (Exelon, ComEd and PECO). Under Illinois legislation, if the two-year average of the earned return on common equity of a utility through December 31, 2006 exceeded an established threshold, one-half of the excess earnings were required to be refunded to customers. The threshold rate of return on common equity was based on a two-year average of the Monthly Treasury Bond Long-Term Average Rates (20 years and above) plus 8.5% in the years 2000 through 2006. Earnings for purposes of ComEd's threshold included ComEd's net income (loss) calculated in accordance with GAAP and reflected the amortization of regulatory assets. Under Illinois statute, any impairment of goodwill would have had no impact on the determination of the cap on ComEd's allowed equity return during the transition period. ComEd did not trigger the earnings sharing provision through 2006. With the end of the transition and rate freeze period, in its December 20, 2006 order, the ICC authorized a return on the 2004 adjusted test year distribution rate base of 8.01% for ComEd starting in 2007.

During the first quarter of 2007, ComEd filed a transmission rate case with FERC in which it requested a weighted average debt and equity return on transmission rate base of 9.87% as determined by a formula-based rate calculation as discussed above. As part of the settlement agreement related to the transmission rate case as approved by FERC, ComEd agreed to a weighted average debt and equity return on transmission rate base of 9.40% through May 31, 2008. Subsequently, the weighted average debt and equity return on transmission rate base will be determined by the formula-based rate calculation discussed above.

PECO's transition period included caps for its electric transmission and distribution rates that expired on December 31, 2006 and continues to include caps on generation rates that will expire on December 31, 2010 pursuant to legislation enacted in Pennsylvania. The distribution and transmission components of PECO's rates will continue to be regulated subsequent to its transition period. PECO's most recently approved return on electric rate base was 11.23% (approved in 1990). PECO's gas rates are currently not subject to caps and its most recently authorized return on gas rate base was 11.45% (approved in 1988).

City of Chicago Settlement Agreement (Exelon and ComEd). On December 21, 2007, ComEd entered into a settlement agreement with the City of Chicago (City) regarding a wide range of issues including components of its franchise agreement with the City and other matters. Pursuant to the terms of this settlement agreement, ComEd will make payments totaling $55 million to the City through 2012 so long as the City meets specified conditions contained in this settlement agreement. The first payment of $23 million was made in December 2007. The remaining payments of $18 million, $8 million, $3 million, $1 million, and $2 million will be made in the years 2008 through 2012, respectively. All payments will be included as a reduction of other revenue in ComEd's statement of operations in the period in which the cash payments are made to the City.

(Dollars in millions, except per share data unless otherwise noted)

The City has agreed not to challenge ComEd's position in certain regulatory proceedings during the term of this settlement agreement, including:

- ComEd's requested revenue requirement in the delivery rate case and storm rider filed by ComEd with the ICC in October 2007
- ComEd's proposed revenue requirements in future cases if the projected increase in the average residential bill does not exceed a certain amount based on the Consumer Price Index
- ComEd's recovery of all of its wholesale power costs
- ComEd's recent transmission rate case filed with FERC in March 2007
- Any rate design or rider filed with the ICC, unless the impact of the challenge on ComEd would be revenue neutral.

Under this settlement agreement, the City further agreed to allow ComEd to cancel various projects previously required under a franchise agreement with the City and to defer completion of certain other required projects. This settlement agreement also settles other disputes between ComEd and the City, including dismissing the City's appeal of ComEd's 2005 Rate Case. ComEd and the City also agreed to establish a panel of ComEd and City representatives to evaluate opportunities to improve service reliability in the City.

Competitive Electric Generation Suppliers (Exelon and ComEd). In November 2007, Illinois Senate Bill (SB) 1299 was enacted into law. Among other things, the new law will generally require utilities to purchase receivables through an ICC tariff from competitive electric generation suppliers for power and energy service provided to retail customers with a non-coincident peak demand of less than 400 kw. The law expressly provides for the recovery of the reasonable costs associated with the implementation of the law and ongoing costs of purchasing the receivables. ComEd is assessing the potential impact, which is expected in 2009, of the new law on its operations and financial results and condition.

Pennsylvania Regulatory Matters (Exelon and PECO). In Pennsylvania and other states where rate cap transition periods have ended or are approaching expiration, there is growing pressure from state regulators and elected officials to mitigate the potential impact of electricity price increases on customers. Experiences in other states following the end of regulatory transition periods created a heightened state of political concern that significant electricity price increases may also occur after the expiration of rate caps in Pennsylvania. While PECO's regulatory transition period does not end until December 31, 2010, transition periods ended for six other Pennsylvania electric distribution companies and, in some instances, post-transition generation price increases occurred. In 2007, the Pennsylvania Governor announced an Energy Independence Strategy that addresses potential rate increases and other initiatives on the Pennsylvania Governor's environmental agenda. Provisions of the Energy Independence Strategy would, among other things, do the following:

- Provide for a phase-in of increased electricity rates after expiration of rate caps;
- Require installation of advanced metering technology to provide time-of-use rates to retail customers;

(Dollars in millions, except per share data unless otherwise noted)

- Permit electric distribution companies to enter into long-term contracts with large industrial customers;
- Create a fee on electric consumption that would help fund an $850 million Energy Independence Fund designed to spur the development of a biofuels industry in Pennsylvania as well as promote the advancement of energy efficiency and renewable energy initiatives; and
- Require electric distribution companies, such as PECO, to procure electricity for their default-service customers, after the end of their electric restructuring period (post-2010 for PECO), through a least-cost portfolio approach, with preferences for conservation and renewable power and permit distribution companies to enter into long-term procurement contracts to enable the construction of new generation.

Other measures suggested by elected officials in Pennsylvania include an extension of the rate cap period and a generation tax.

As of February 7, 2008, no portion of the Governor's environmental agenda has been enacted into law, although a number of bills have been submitted for consideration by the legislature. PECO cannot predict what measures, if any, will be introduced in the state legislature or become law in Pennsylvania, nor the disposition of measures in the Pennsylvania Governor's Energy Independence Strategy.

Through and Out (T&O) Rates and Seams Elimination Charge/Cost Adjustment/Assignment (SECA) (Exelon, ComEd and PECO). In November 2004, FERC issued two orders authorizing ComEd and PECO to recover amounts for a limited time during a specified transitional period as a result of the elimination of T&O rates for transmission service scheduled out of or across their respective transmission systems and ending within territories of PJM or Midwest Independent Transmission System Operator (MISO). T&O rates were terminated pursuant to FERC orders, effective December 1, 2004. The transition rates, known as SECA, were collected from load-serving entities and paid to transmission owners within PJM and MISO over the period of December 1, 2004 through March 31, 2006, and were subject to refund, surcharge and hearing. As load-serving entities, ComEd and PECO were also required to pay SECA rates during the transitional period based on the benefits they received from the elimination of T&O rates of other transmission owners within PJM and MISO. Since the inception of the SECA rates in December 2004, ComEd has recorded approximately $49 million of SECA collections net of SECA charges, while PECO has recorded $11 million of SECA charges net of SECA collections. The ALJ issued an Initial Decision on August 10, 2006 finding that the transmission owners overstated their lost revenues in their compliance filings and the SECA rate design was flawed. Additionally, the ALJ recommended that the transmission owners should be ordered to refile their respective compliance filings related to SECA rates. ComEd and PECO filed exceptions to the Initial Decision and FERC, on review, will determine whether or not to accept the ALJ's recommendation. There is no scheduled date for FERC to act on this matter. Separately, settlements have been reached by ComEd and PECO with various parties. FERC has approved several of these settlements while others are still awaiting FERC approval. In 2007, based on FERC approval of certain settlements, ComEd reduced its reserve for possible SECA refunds. Management of both ComEd and PECO believes that appropriate reserves have been established for the estimated portion of SECA collections that may be required to be refunded. These reserves generally reflect

(Dollars in millions, except per share data unless otherwise noted)

settlements reached to-date. The ultimate outcome of the proceeding establishing SECA rates is uncertain, but ComEd and PECO do not believe ultimate resolution of this matter will be material to their results of operations or financial position.

PJM Transmission Rate Design (Exelon, ComEd and PECO). In July 2006, an ALJ issued an Initial Decision that recommended that FERC implement the postage stamp rate suggested by FERC staff, effective as of April 1, 2006, but also allowed for the potential to phase in rate changes. In April 2007, FERC issued its order on review of the ALJ's decision. FERC held that PJM's current rate design for existing facilities is just and reasonable and should not be changed. That is consistent with Exelon's position in the case. FERC also held that the costs of new facilities should be allocated under a different rate design. FERC held that the costs of new facilities 500 kilovolts (kV) and above should be socialized across the entire PJM footprint and that the costs of new facilities less than 500 kV should be allocated to the beneficiaries of the new facilities. FERC stated that PJM's stakeholders should develop a standard method for allocating the costs of new transmission facilities lower than 500 kV. In September 2007, a settlement was reached on most of the issues relating to allocating costs of new transmission facilities lower than 500 kV. FERC's decision on existing facilities leaves the status quo as to existing costs, which is substantially more favorable to Exelon than the ALJ's decision as to existing facilities. In the short term, based on new transmission facilities approved by PJM, it is likely that allocating the costs of new 500 kV facilities across PJM will increase costs to ComEd and reduce costs to PECO, as compared to the allocation methodology in effect before the FERC order. On May 21, 2007, Exelon, on behalf of Generation, ComEd, and PECO, and other parties filed requests for rehearing of FERC's April 2007 order. On January 31, 2008, FERC denied rehearing on all issues. FERC's decision may be subject to review in the United States Court of Appeals. However, ComEd anticipates that all impacts of any rate design changes effective after December 31, 2006 should be recoverable through retail rates in the absence of rate freeze or similar legislation. With the expiration of PECO's transmission and distribution rate caps on December 31, 2006, PECO has the right to file with the PAPUC for a change in retail rates to reflect the impact of any change in wholesale transmission rates. However, ComEd and PECO cannot predict the long-term impact on either company's results of operations or cash flows due to the uncertainty as to whether new facilities will be built and how the costs of new facilities less than 500 kV will be allocated.

PJM-MISO Regional Rate Design (Exelon, ComEd and PECO). In August 2007, ComEd and PECO and several other transmission owners in PJM and the Midwest ISO (MISO), as directed by a FERC order issued in November 2004, filed with FERC to continue the existing transmission rate design between PJM and MISO. On August 22, 2007, additional transmission owners and certain other entities filed protests urging FERC to reject the filing. On January 31, 2008, FERC accepted the filing. FERC's decision may be subject to requests for rehearing and to review in the United States Court of Appeals. On September 17, 2007, a complaint was filed at FERC asking FERC to find that the PJM-MISO rate design was unjust and unreasonable and to substitute a rate design that socializes the costs of all existing and new transmission facilities of 345 kV and above across PJM and MISO. ComEd and PECO filed a response in October 2007 stating that FERC should dismiss the complaint without a hearing. ComEd and PECO cannot predict the outcome of this litigation. On January 31, 2008, FERC denied the complaint. FERC's decision may be subject to requests for rehearing and to review in the United States Court of Appeals.

(Dollars in millions, except per share data unless otherwise noted)

Alternative Energy Portfolio Standards (Exelon and PECO). In November 2004, Pennsylvania adopted Act 213, the AEPS Act. The AEPS Act mandated that beginning in 2007, or at the end of an electric distribution company's restructuring cost recovery period during which competitive transition charges or intangible transition charges are being recovered, certain percentages of electric energy sold by an electric distribution company or electric generation supplier to Pennsylvania retail electric customers must come from certain alternative energy resources. In March 2007, PECO filed a request with the PAPUC for approval to acquire and bank up to 450,000 non-solar Tier I Alternative Energy Credits (equivalent to up to 240 MWs of electricity generated by wind) annually for a five-year term in order to prepare for 2011, the first year of PECO's required compliance following the completion of its transition period. On July 16, 2007, the Pennsylvania legislature modified the previously proposed AEPS Act in HB 1203. The modification did not affect PECO's request for acquiring and banking Alternative Energy Credits or the proposed deferral of related costs. PECO has proposed that all of the costs it incurs in connection with such procurement prior to 2011 be deferred as a regulatory asset with a return on the unamortized balance in accordance with the AEPS Act. Those costs, and PECO's AEPS Act compliance costs incurred thereafter, would be recovered through a reconcilable ratemaking mechanism as contemplated by the AEPS Act. Additionally, all AEPS related costs incurred after 2010 are recoverable from customers on a full and current basis. On December 20, 2007, the PAPUC approved PECO's plan to acquire, through a request for proposal, up to 240 MWs of alternative energy credits annually for a five-year term. Using an independent Request for Proposal (RFP) monitor, PECO will conduct an RFP process for alternative energy producers to submit bids to sell credits beginning in March 2008.

Default Service Regulations (Exelon and PECO). In May 2007, after completion of a two year rule making process, the PAPUC adopted final default service regulations, an accompanying policy statement, and a price mitigation policy statement. The regulations allow for competitive procurement by distribution companies through auctions or Requests for Proposals, with full cost recovery and no retrospective prudence review. According to the policy statement, the PAPUC expects companies to procure power, on a customer-class basis, using contracts of varying expiration dates, and prefers contracts with a duration of one year or less, except for contracts for compliance with the AEPS Act. The PAPUC also expects companies to reconcile costs and adjust rates at least quarterly for most customers, but hourly or monthly for larger energy users. The PAPUC believes this combination will stimulate competition, send market-price signals and avoid price spikes following long periods of fixed, capped rates. The PAPUC also ordered the elimination of (1) declining-block rates, while allowing rates to be phased out if the resulting rate increase is greater than 25%; and (2) demand charges for large customers, while entertaining requests to retain those charges on a case-by-case basis. Electric distribution companies, such as PECO, will be required to make their implementation filings a minimum of 12 months prior to the end of the generation rate cap period, which for PECO, expires December 31, 2010. The final default service regulations became effective on September 15, 2007.

Market-Based Rates (Exelon, Generation, ComEd and PECO). Generation, ComEd and PECO are public utilities for purposes of the Federal Power Act and are required to obtain FERC's acceptance of rate schedules for wholesale sales of electricity. Currently, Generation, ComEd and PECO have authority to sell power at market-based rates. As is customary with market-based rate schedules, FERC has reserved the right to suspend market-based rate authority on a retroactive basis

(Dollars in millions, except per share data unless otherwise noted)

if it subsequently determines that Generation or any of its affiliates has violated the terms and conditions of its tariff or the Federal Power Act. FERC is also authorized to order refunds if it finds that the market-based rates are not just and reasonable under the Federal Power Act.

In 2004, FERC implemented market power tests to determine whether sellers should be entitled to market-based rate authority. The effect was to require Generation, ComEd, and PECO to file with FERC a new analysis under the new tests. On July 5, 2005, FERC accepted the filing, thereby allowing Generation, ComEd and PECO to have continued authority to sell at market-based rates. In the same order, however, FERC started a proceeding, the purpose of which was to require Generation to demonstrate its compliance with FERC's affiliate abuse and reciprocal dealing prong of the tests it had instituted in 2004. On April 3, 2006, FERC accepted the compliance filing, and terminated the proceeding.

On June 21, 2007, FERC issued a Final Rule on Market-Based Rates for Wholesale Sales of Electric Energy, Capacity and Ancillary Services by Public Utilities, which updated and modified the tests that FERC had implemented in 2004. On December 14, 2007, FERC issued an order clarifying some provisions in the Final Rule. On January 14, 2008, Generation, ComEd and PECO filed an analysis using FERC's updated screening tests, as required by the Final Rule. The filing demonstrates that under those tests, one called the pivotal supplier test and the other the market share test, Generation, ComEd, and PECO are entitled to continue to sell at market-based rates. FERC is not expected to act on the filing until later in 2008. The Registrants do not expect that the Final Rule will have a material effect on their results of operations in the short-term. The longer-term impact will depend on the future application by FERC of the Final Rule.

Reliability Pricing Model (RPM) (Exelon and Generation). On December 22, 2006, FERC issued an order approving PJM's RPM to replace its current capacity market rules. The RPM provides for a forward capacity auction using a demand curve and locational deliverability zones for capacity phased in over a several year period beginning on June 1, 2007. A number of parties have appealed the order, and those appeals have been consolidated and are pending in the United States Court of Appeals for the D.C. Circuit. Notwithstanding the petitions for judicial review, PJM implemented RPM in 2007 as FERC's orders were not stayed, and therefore remain in effect, pending appellate review, as applicable. PJM's RPM auctions took place in April 2007, July 2007, October 2007 and January 2008 and established prices for the period from June 1, 2007 through May 31, 2011. Subsequent auctions will take place 36 months ahead of the scheduled delivery year. The RPM is anticipated to have a favorable impact for owners of generation facilities, particularly for such facilities located in constrained zones. PJM is authorized to impose PJM RPM capacity penalties. As of December 31, 2007, Generation does not believe it has incurred any such penalties and, therefore, has not recorded a liability.

Marginal-Loss Dispatch and Settlement (Exelon and Generation). On June 1, 2007, PJM implemented marginal-loss dispatch and settlement for its competitive wholesale electric market. Marginal-loss dispatch recognizes the varying delivery costs of transmitting electricity from individual generator locations to the places where customers consume the energy. Prior to the implementation of marginal-loss dispatch, PJM had used average losses in dispatch and in the calculation of locational marginal prices. Locational marginal prices in PJM now include the real-time impact of transmission

(Dollars in millions, except per share data unless otherwise noted)

losses from individual sources to loads. PJM believes that the marginal-loss approach is more efficient because the cost of energy that is lost in transmission lines is reduced compared with the former average loss method. As a whole, Exelon and Generation have experienced an increase in the cost of delivering energy from the generating plant locations to customer load zones due to the implementation of marginal-loss dispatch and settlement.

License Renewals (Exelon and Generation). In December 2004, the NRC issued an order that will permit the Oyster Creek Generating Station (Oyster Creek) to operate beyond its license expiration in April 2009 if the NRC has not completed reviewing the application for renewal. In July 2005, Generation applied for license renewal for Oyster Creek on a timeline consistent and integrated with the other planned license renewal filings for the Generation nuclear fleet. The application was challenged by various citizen groups and the New Jersey Department of Environmental Protection (NJDEP). The contentions raised by these groups were reviewed by NRC's Atomic Safety Licensing Board (ASLB). With the exception of one contention brought by the citizens group, involving drywell corrosion, the issues raised by these groups and by the NJDEP were dismissed prior to a hearing by the ASLB. The contention involving drywell corrosion went to an evidentiary hearing before the ASLB. On December 18, 2007, the ASLB dismissed this sole remaining contention. On January 14, 2008, the citizen's group appealed the rejection of its contention to the NRC Commissioners. If the NRC rejects the appeal, the citizens group can further appeal to the Federal courts. In that regard, the NJDEP appealed to the Third Circuit Court of Appeals one of its rejected contentions asserting that the NRC must consider terrorism risks as part of the re-licensing proceeding. This contention had previously been rejected by the ASLB and the NRC Commissioners. Further, in January 2008, Generation received a letter from the NJDEP concluding that Oyster Creek's continued operation is consistent with New Jersey's Coastal Management Program, and approving Oyster Creek's coastal land use plans for the next 20 years. This consistency determination is a necessary element for license renewal. With the NJDEP consistency determination and the rejection of the sole remaining contention by the ASLB, Generation is currently awaiting the NRC staff's approval of the license renewal for Oyster Creek. The NRC's approval is expected in 2008.

On January 8, 2008, AmerGen submitted an application to the NRC to extend the operating license of Three Mile Island (TMI) Unit 1 for an additional 20 years from the expiration of its current license to April 2034. The NRC is expected to spend up to 30 months to review the application before making a decision. As with Oyster Creek, Generation expects various legal challenges to the renewal application, but ultimately expects approval from the NRC.

The NRC has already approved 20-year renewals of the operating licenses for Generation's Peach Bottom, Dresden and Quad Cities generating stations. The licenses for Peach Bottom Unit 2, Peach Bottom Unit 3, Dresden Unit 2, Dresden Unit 3, Quad Cities Unit 1 and Quad Cities Unit 2 were renewed to 2033, 2034, 2029, 2031, 2032 and 2032, respectively.

(Dollars in millions, except per share data unless otherwise noted)

5. Accounts Receivable

Accounts receivable at December 31, 2007 and 2006 included estimated unbilled revenues, representing an estimate for the unbilled amount of energy or services provided to customers, and is net of an allowance for uncollectible accounts as follows:

2007	Exelon
Unbilled revenues	$1,322
Allowance for uncollectible accounts	130

2006	Exelon
Unbilled revenues	$1,077
Allowance for uncollectible accounts	91

PECO is party to an agreement with a financial institution under which it sold an undivided interest, adjusted daily, in up to $225 million of designated accounts receivable through November 2010. At December 31, 2007, PECO had sold a $225 million interest in accounts receivable, which PECO accounted for as a sale under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities—a Replacement of FASB Statement No. 125," (SFAS No. 140). At December 31, 2006, PECO had sold a $225 million interest in accounts receivable, consisting of a $208 million interest in accounts receivable which PECO accounted for as a sale under SFAS No. 140 and a $17 million interest in accounts receivable collected through customer payment agreements (special agreement receivables), which was accounted for as a long-term note payable. During 2007, the agreement was amended to eliminate special agreement accounts receivable from the eligible receivables sale pool and certain recourse provisions relating to special agreement receivables. PECO retains the servicing responsibility for the sold receivables. The agreement requires PECO to maintain eligible receivables at least equivalent to the $225 million purchased interest. If eligible receivables are below this level, the agreement requires PECO to hold cash in escrow until the requirement is met. At December 31, 2007 and 2006, PECO met this requirement and no cash deposits were required.

(Dollars in millions, except per share data unless otherwise noted)

6. Property, Plant and Equipment

The following tables present a summary of property, plant and equipment by asset category as of December 31, 2007 and 2006:

December 31, 2007	Exelon
Asset Category	
Electric—transmission and distribution	$17,361
Electric—generation	8,583
Gas—transportation and distribution	1,583
Common	469
Nuclear fuel	2,444
Construction work in progress	1,115
Other property, plant and equipment (a)	409
Total property, plant and equipment	31,964
Less accumulated depreciation (b)	7,811
Property, plant and equipment, net	$24,153

(a) For Exelon, also includes corporate operations, shared service entities, including Exelon Business Services Company, LLC (BSC) and Enterprises. For Generation, includes buildings under capital lease with a net carrying value of $34 million at December 31, 2007. The original cost basis of the buildings was $53 million and total accumulated amortization was $19 million at December 31, 2007. For ComEd and PECO, represents non-regulated property.
(b) For Generation, includes accumulated amortization of nuclear fuel of $1,175 million at December 31, 2007.

December 31, 2006	Exelon
Asset Category	
Electric—transmission and distribution	$16,385
Electric—generation	8,154
Gas—transportation and distribution	1,537
Common	499
Nuclear fuel	2,205
Construction work in progress	861
Other property, plant and equipment (a)	384
Total property, plant and equipment	30,025
Less accumulated depreciation (b)	7,250
Property, plant and equipment, net	$22,775

(a) For Exelon, also includes corporate operations, shared service entities, including BSC and Enterprises. For Generation, includes buildings under capital lease with a net carrying value of $37 million at December 31, 2006. The original cost basis of the buildings was $53 million and total accumulated amortization was $16 million at December 31, 2006. For ComEd and PECO, represents non-regulated property.
(b) For Generation, includes accumulated amortization of nuclear fuel of $1,078 million at December 31, 2006.

(Dollars in millions, except per share data unless otherwise noted)

ComEd's and PECO's property, plant and equipment is regulated with the exception of non-regulated property included in other property, plant and equipment in the table above. Exelon Corporate's and Generation's property, plant and equipment is unregulated. As of December 31, 2007 and 2006, the accumulated depreciation for regulated and unregulated property, plant and equipment is as follows:

	December 31, 2007		December 31, 2006	
	Regulated	Unregulated	Regulated	Unregulated
Exelon	$3,962	$3,849 [a]	$3,667	$3,583 [a]

(a) Includes accumulated amortization of nuclear fuel in the reactor core of $1,175 million and $1,078 million as of December 31, 2007 and 2006, respectively.

License Renewals. Generation's depreciation provisions are based on the estimated useful lives of its generating stations, which assumes the renewal of the licenses for all nuclear generating stations. As a result, the receipt of license renewals has no impact on the Consolidated Statements of Operations. See Note 4—Regulatory Issues for further information on license renewals.

Depreciation Rate Study. In August 2005, PECO filed a depreciation rate study with the PAPUC for both its electric and gas assets, which resulted in the implementation of new depreciation rates effective March 2006. The impact of the new rates was not material.

(Dollars in millions, except per share data unless otherwise noted)

7. Jointly Owned Electric Utility Plant

Exelon's, Generation's and PECO's undivided ownership interests in jointly owned electric plants at December 31, 2007 and 2006 were as follows:

	Nuclear generation			Fossil fuel generation			
	Quad Cities	Peach Bottom	Salem (a)	Keystone	Conemaugh	Wyman	Transmission/ Other
Operator	Generation	Generation	PSEG Nuclear	Reliant	Reliant	FP&L	(b),(c)
Ownership interest	75.00%	50.00%	42.59%	20.99%	20.72%	5.89%	(b),(c)
Exelon's share at December 31, 2007:							
Plant	$ 460	$ 474	$ 244	$ 193	$ 223	$ 2	$ 62
Accumulated depreciation	77	247	66	113	145	1	30
Construction work in progress	40	16	103	32	2	—	—
Exelon's share at December 31, 2006:							
Plant	$ 431	$ 461	$ 189	$ 182	$ 218	$ 2	$ 62
Accumulated depreciation	70	246	60	111	143	1	29
Construction work in progress	34	21	123	13	2	—	—

(a) Generation also owns a proportionate share in the fossil fuel combustion turbine at Salem, which is fully depreciated. The gross book value was $3 million at December 31, 2007 and 2006.

(b) PECO has a 22.00% ownership interest in 127 miles of 500,000 voltage lines located in Pennsylvania and a 42.55% ownership interest in 131 miles of 500,000 voltage lines located in Delaware and New Jersey.

(c) Generation has a 44.24% ownership interest in Merrill Creek Reservoir located in New Jersey with a book value of $1 million at December 31, 2007 and 2006.

Exelon's, Generation's and PECO's undivided ownership interests are financed with their funds and all operations are accounted for as if such participating interests were wholly owned facilities. Exelon's, Generation's and PECO's share of direct expenses of the jointly owned plants are included in fuel and operating and maintenance expenses on Exelon's and Generation's Consolidated Statements of Operations and in operating and maintenance expenses on PECO's Consolidated Statements of Operations.

8. Intangible Assets

Goodwill

Pursuant to SFAS No. 142, goodwill is not amortized, but is subject to an assessment for impairment at least annually, or more frequently if events or circumstances indicate that goodwill might be impaired. The impairment assessment is performed using a two-step, fair-value based test. The first

(Dollars in millions, except per share data unless otherwise noted)

step compares the fair value of the reporting unit to its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the second step is performed. The second step requires the carrying amount of the goodwill to be compared to its estimated fair value. If the fair value of goodwill is less than the carrying amount, an impairment loss is recorded as a reduction to goodwill and a charge to operating expense.

Exelon assesses goodwill impairment at its ComEd reporting unit. Accordingly, any goodwill impairment charge at ComEd will affect Exelon's consolidated results of operations. In estimating the fair value of ComEd, Exelon and ComEd used a probability-weighted, discounted cash flow model with multiple scenarios. The determination of the fair value was dependent on many sensitive, interrelated and uncertain variables including changing interest rates, utility sector market performance, capital structure, rate regulatory structures, operating and capital expenditure requirements and other factors. Changes in the variables used in the impairment review could possibly result in a future impairment loss of ComEd's goodwill, which could be material.

The changes in the carrying amount of goodwill for the years ended December 31, 2007 and 2006 were as follows:

Balance as of January 1, 2006	$3,475
Resolution of certain tax matters	(5)
Impairment	(776)
Balance as of January 1, 2007	2,694
Resolution of certain tax matters [(a)]	(69)
Balance as of December 31, 2007	$2,625

(a) Includes resolution of certain tax matters and the impact of adopting FIN 48 for uncertain tax positions of ComEd that existed at October 20, 2000, the date of the merger in which Exelon became the parent corporation of PECO and ComEd (PECO / Unicom merger), in accordance with EITF Issue No. 93-7, "Uncertainties Related to Income Taxes in a Purchase Business Combination" (EITF 93-7). See Notes 1 and 12 for further information.

2007 Annual Goodwill Impairment Assessment. The 2007 annual goodwill impairment assessment was performed as of November 1, 2007. The first step of the annual impairment analysis, comparing the fair value of ComEd to its carrying value, including goodwill, indicated no impairment of goodwill, therefore the second step is not required.

2006 Annual Goodwill Impairment Assessment. The 2006 annual goodwill impairment assessment was performed as of November 1, 2006. The first step of the annual impairment analysis, comparing the fair value of ComEd to its carrying value, including goodwill, indicated no additional impairment of goodwill.

2006 Interim Goodwill Impairment Assessment. Due to the significant negative impact of the ICC's July 2006 order in ComEd's 2005 Rate Case to the cash flows and value of ComEd, an interim impairment assessment was completed during the third quarter of 2006. Based on the results of this interim goodwill impairment analysis, which was performed using the same model and assumptions

(Dollars in millions, except per share data unless otherwise noted)

discussed above, Exelon and ComEd recorded a charge of $776 million associated with the impairment of goodwill during the third quarter of 2006. See Note 4—Regulatory Issues for further information regarding the 2005 Rate Case.

Other Intangible Assets

Exelon's and ComEd's other intangible assets, included in deferred debits and other assets in the balance sheet, consisted of the following as of December 31, 2007:

	Gross	Accumulated Amortization	Net	Estimated amortization expense				
				2008	2009	2010	2011	2012
Chicago settlement—1999 agreement [(a)]	$100	$(55)	$45	$3	$3	$3	$3	$3
Chicago settlement—2003 agreement [(b)]	62	(17)	45	4	4	4	4	4
Total intangible assets	$162	$(72)	$90	$7	$7	$7	$7	$7

(a) On March 22, 1999, ComEd entered into a settlement agreement with the City to end an arbitration proceeding between ComEd and the City regarding the franchise agreement and a supplemental agreement, whereby ComEd agreed to make payments of $25 million to the City each year from 1999 to 2002. The intangible asset recognized as a result of these payments is being amortized ratably over the remaining term of the franchise agreement relative to our ability to distribute electricity in the City of Chicago. The franchise agreement ends in 2020.

(b) On February 20, 2003, ComEd entered into separate agreements with the City and with Midwest Generation. Under the terms of the settlement agreement with the City, ComEd agreed to pay the City a total of $60 million over a ten-year period, beginning in 2003, and, among other things, be relieved of a requirement, originally transferred to Midwest Generation upon the sale of ComEd's fossil plants in 1999, to build a 500 MW generation facility in the City. As required by the settlement, ComEd also made a payment of $2.3 million to a third party on the City's behalf. The intangible asset recognized as a result of the settlement agreement is being amortized ratably over the remaining term of the franchise agreement relative to our ability to distribute electricity in the City of Chicago. The franchise agreement ends in 2020.

Pursuant to the agreement discussed above, ComEd received payments of $32 million from Midwest Generation to relieve Midwest Generation's obligation under the fossil sale agreement to build the generation facility in the City. The payments received by ComEd are being recognized ratably (approximately $2 million annually) as an offset to amortization expense over the remaining term of the franchise agreement relative to our ability to distribute electricity in the City of Chicago.

For the year ended December 31, 2007, Exelon's and ComEd's net amortization expense related to intangible assets was $5 million.

In the second quarter of 2006, Exelon recorded an impairment charge of $115 million (before income taxes) associated with the full write-off of an intangible asset related to its investment in synthetic fuel-producing facilities. For the year ended December 31, 2006, Exelon's and ComEd's net amortization expense related to intangible assets was $33 million and $5 million, respectively.

For the year ended December 31, 2005, an intangible pension asset, which was eliminated in 2006 due to the adoption of SFAS No. 158, decreased by $137 million as a result of an annual actuarial valuation associated with Exelon's pension plans. For the year ended December 31, 2005, Exelon's net amortization expense related to intangible assets was $73 million, of which $4 million has been reflected as a reduction in revenues related to an energy purchase agreement and a tolling agreement. For the year ended December 31, 2005, ComEd's net amortization expense related to intangible assets was $5 million.

(Dollars in millions, except per share data unless otherwise noted)

9. Fair Value of Financial Assets and Liabilities

Non-Derivative Financial Assets and Liabilities. As of December 31, 2007 and 2006, the Registrants' carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are representative of fair value because of the short-term nature of these instruments. Fair values for long-term debt and preferred securities of subsidiaries are determined by a valuation model which is based on a conventional discounted cash flow methodology and utilizes assumptions of current market pricing curves.

The carrying amounts and fair values of Exelon's financial liabilities as of December 31, 2007 and 2006 were as follows:

	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt	$10,520	$10,361	$9,144	$9,122
Long-term debt to ComEd Transitional Funding Trust and PETT (including amounts due within one year)	2,006	2,079	3,051	3,149
Long-term debt to other financing trusts	545	490	545	517
Preferred securities of subsidiaries	87	70	87	73

Credit Risk. Financial instruments that potentially subject the Registrants to concentrations of credit risk consist principally of cash equivalents and customer accounts receivable. The Registrants place their cash equivalents with high-credit quality financial institutions. Generally, such investments are in excess of the Federal Deposit Insurance Corporation limits. Concentrations of credit risk with respect to customer accounts receivable are limited due to the Registrants' large number of customers and, in the case of ComEd's and PECO's energy delivery businesses, their dispersion across many industries.

10. Derivative Financial Instruments

The Registrants utilize derivative instruments to manage exposures to a number of market risks, including changes in interest rates and the impact of market fluctuations in the price of electricity, coal, natural gas, other commodities and other energy-related products marketed and purchased as a result of its ownership of energy-related assets. Additionally, Generation enters into energy-related derivatives for proprietary trading purposes.

(Dollars in millions, except per share data unless otherwise noted)

The table below provides a rollforward of accumulated OCI related to cash-flow hedges from January 1, 2006 to December 31, 2007, containing information about the changes in the fair value of cash flow hedges and the reclassification from accumulated OCI into earnings during the years ended December 31, 2006 and 2007.

	Total Cash-Flow Hedge OCI Activity, Net of Income Tax				
	Generation			ComEd	Exelon
	Energy-Related Hedges [(a)]	Other Hedges	Subtotal	Energy-Related Hedges	Total Cash-Flow Hedges
Accumulated OCI derivative gain (loss) at January 1, 2006	$(314)	$ (4)	$(318)	$—	$(318)
Effective portion of changes in fair value	476	1	477	(4)	473
Reclassifications from accumulated OCI to net income	88	—	88	—	88
Accumulated OCI derivative gain (loss) at December 31, 2006	$ 250	$ (3)	$ 247	$ (4)	$ 243
Effective portion of changes in fair value	(789)	3	(786)	1	(507)
Reclassifications from accumulated OCI to net income	(9)	—	(9)	3	(6)
Accumulated OCI derivative loss at December 31, 2007	$(548)	$—	$(548)	$—	$(270)

(a) Includes $275 million, net of taxes, of changes in fair value during 2007 of the five-year financial swap contract with ComEd.

Interest-Rate Swaps (Exelon, Generation, ComEd and PECO)

The Registrants may utilize fixed-to-floating interest-rate swaps, which are typically designated as fair-value hedges, as a means to achieve their targeted level of variable-rate debt as a percent of total debt. In addition, the Registrants may utilize interest-rate derivatives to lock in interest-rate levels in anticipation of future financings, which are typically designated as cash-flow hedges.

Fair-Value Hedges. At December 31, 2007 and 2006, Exelon had $100 million and $50 million, respectively, of notional amounts of fair-value hedges outstanding related to interest rate swaps, with fair values of $4 million and $0 million, respectively. During the year ended December 31, 2007 and 2006, no amounts relating to fair-value hedges were recorded in earnings as a result of ineffectiveness. During 2006, ComEd settled its interest-rate swaps designated as fair-value hedges in the aggregate notional amount of $240 million for a cash payment of approximately $1 million.

Cash-Flow Hedges. At December 31, 2007 and 2006, the Registrants did not have any cash-flow hedges outstanding. During 2005, Exelon settled interest-rate swaps in the aggregate notional amount of $1.8 billion, of which $325 million was the result of a ComEd forecasted transaction no longer being probable, and recorded pre-tax losses of $54 million, of which $15 million was included in other, net within Exelon's and ComEd's Consolidated Statements of Operations. Exelon is recording the remaining $39 million as additional interest expense over the remaining life of the related debt.

Energy-Related Derivatives (Exelon, Generation and ComEd)

Generation uses a variety of derivative and non-derivative instruments to manage the commodity price risk of its electric generation facilities, including power sales, fuel and energy purchases, and other energy-related products marketed and purchased. In order to manage these risks, Generation may enter into fixed-price derivative or non-derivative contracts to hedge the variability in future cash flows from forecasted sales of energy and purchases of fuel and energy. The objectives for entering into such hedges include fixing the price for a portion of anticipated future electricity sales at a level that provides an acceptable return on electric generation operations, fixing the price of a portion of anticipated fuel purchases for the operation of power plants, and fixing the price for a portion of anticipated energy purchases to supply load-serving customers. The portion of forecasted transactions hedged may vary based upon management's assessment of market, weather, operational, and other factors. Non-derivative contracts for access to additional generation and for sales to load-serving entities are accounted for primarily under the accrual method of accounting, which is further discussed in Note 19 – Commitments and Contingencies.

Generation and ComEd have entered into certain other derivative instruments that do not qualify or are not designated as hedges under SFAS No. 133. Generation and ComEd believe these instruments represent economic hedges that mitigate exposure to fluctuations in commodity prices.

The contracts that ComEd has entered into as part of the initial ComEd power procurement auction and all of PECO's gas supply agreements that are derivatives, qualify for the normal purchases and normal sales exception to SFAS No. 133, which is further discussed in Note 4—Regulatory Issues.

Generation also enters into certain energy-related derivatives for proprietary trading purposes. Proprietary trading includes all contracts entered into purely to profit from market price changes as opposed to hedging an exposure and is subject to limits established by Exelon's Risk Oversight Committee. The proprietary trading activities, which included volumes of 20,323 gigawatt hours (GWhs) and 31,692 GWhs for the years ended December 31, 2007 and 2006, respectively, are a complement to Generation's energy marketing portfolio but represent a very small portion of Generation's revenue from energy marketing activities. Neither ComEd nor PECO enter into derivatives for proprietary trading purposes.

(Dollars in millions, except per share data unless otherwise noted)

At December 31, 2007, Exelon, Generation and ComEd had net (liabilities) assets of $(502) million, $(962) million and $456 million, respectively, on their Consolidated Balance Sheets for the fair value of energy-related derivatives. The following table provides a summary of the fair value balances recorded by Exelon, Generation and ComEd as of December 31, 2007:

	Generation				ComEd	Other		Exelon
Derivatives	**Cash-Flow Hedges (a)**	**Other Derivatives**	**Proprietary Trading**	**Subtotal**	**Other Derivatives (b)**	**Other Derivatives (c)**	**Inter-company Eliminations**	**Energy-Related Derivatives**
Current assets	$ 51	$ 314	$ 80	$ 445	$ 13	$—	$ (13)	$ 445
Noncurrent assets	5	100	8	113	443	4	(443)	117
Total mark-to-market energy contract assets	$ 56	$ 414	$ 88	$ 558	$456	$ 4	$(456)	$ 562
Current liabilities	$(237)	$(340)	$(35)	$ (612)	$—	$—	$ 13	$ (599)
Noncurrent liabilities	(759)	(141)	(8)	(908)	—	—	443	(465)
Total mark-to-market energy contract liabilities	$(996)	$(481)	$(43)	$(1,520)	$—	$—	$ 456	$(1,064)
Total mark-to-market energy contract net (liabilities) assets	$(940)	$ (67)	$ 45	$ (962)	$456	$ 4	$ —	$ (502)

(a) Includes current and noncurrent liability of $13 million and $443 million, respectively, related to the fair value of Generation's five-year financial swap contract with ComEd, as described below under "Illinois Settlement Swap Contract." At Exelon, the fair value balances are eliminated upon consolidation.

(b) Includes current and noncurrent asset of $13 million and $443 million, respectively, related to the fair value of ComEd's five-year financial swap contract with Generation, as described below under "Illinois Settlement Swap Contract." At Exelon, the fair value balances are eliminated upon consolidation.

(c) Other primarily includes corporate operations, investment in synthetic fuel-producing facilities and Exelon Business Services Company, LLC (BSC), the shared service entity.

(Dollars in millions, except per share data unless otherwise noted)

At December 31, 2006, Exelon, Generation and ComEd had net assets (liabilities) of $496 million, $499 million and $(11) million, respectively, on their Consolidated Balance Sheets for the fair value of energy-related derivatives. The following table provides a summary of the fair value balances recorded by Exelon, Generation and ComEd as of December 31, 2006:

	Generation				ComEd			Other	Exelon
Derivatives	Cash-Flow Hedges	Other Derivatives	Proprietary Trading	Subtotal	Cash-Flow Hedge	Other Derivatives	Subtotal	Other Derivatives [(a)]	Energy-Related Derivatives
Current assets	$ 460	$ 751	$ 197	$ 1,408	$—	$—	$—	$ 10	$ 1,418
Noncurrent assets	104	52	15	171	—	—	—	—	171
Total mark-to-market energy contract assets	$ 564	$ 803	$ 212	$ 1,579	$—	$—	$—	$ 10	$ 1,589
Current liabilities	$(119)	$(697)	$(187)	$(1,003)	$ (6)	$ (5)	$(11)	$ (1)	$(1,015)
Noncurrent liabilities	(30)	(33)	(14)	(77)	—	—	—	(1)	(78)
Total mark-to-market energy contract liabilities	$(149)	$(730)	$(201)	$(1,080)	$ (6)	$ (5)	$(11)	$ (2)	$(1,093)
Total mark-to-market energy contract net assets (liabilities)	$ 415	$ 73	$ 11	$ 499	$ (6)	$ (5)	$(11)	$ 8	$ 496

(a) Other primarily includes corporate operations, investment in synthetic fuel-producing facilities and BSC.

Illinois Settlement Swap Contract (Exelon, Generation and ComEd). In order to fulfill a requirement of the Settlement, Generation and ComEd entered into a five-year financial swap contract, the effect of which is to cause ComEd to pay fixed prices and cause Generation to pay a market price for a portion of ComEd's electricity supply requirement. The contract is to be settled net, for the difference between the fixed and market pricing, and the financial terms only cover energy costs and do not cover capacity or ancillary services. The financial swap contract is a derivative financial instrument that has been designated by Generation as a cash-flow hedge. Consequently, Generation records the fair value of the swap on its balance sheet and records changes in fair value to OCI. ComEd has not elected hedge accounting for this derivative financial instrument and records the fair value of the swap on its balance sheet. However, since the financial swap contract was deemed prudent by the Settlement Legislation, thereby ensuring ComEd of full cost recovery in rates, the change in fair value each period is recorded by ComEd as a regulatory asset or liability. During the year ended December 31, 2007, Generation recorded an increase in current and noncurrent mark-to-market derivative liabilities totaling $456 million and ComEd recorded an increase in regulatory liabilities of $456 million associated with the swap contract. See Note 4—Regulatory Issues for further information regarding the Illinois settlement swap contract. In Exelon's consolidated financial statements, all financial statement effects of the swap recorded by Generation and ComEd are eliminated.

(Dollars in millions, except per share data unless otherwise noted)

Cash-Flow Hedges (Exelon, Generation and ComEd). At December 31, 2007, Generation had net unrealized pre-tax losses on cash-flow hedges of $911 million being deferred within accumulated OCI, including approximately $456 million related to the financial swap with ComEd. Based on market prices at December 31, 2007, approximately $157 million of these net pre-tax unrealized losses within accumulated OCI are expected to be reclassified from accumulated OCI during the next twelve months by Generation, including approximately $13 million related to the financial swap with ComEd. However, the actual amount reclassified from accumulated OCI could vary due to future changes in market prices. Amounts recorded in accumulated OCI related to changes in energy commodity cash-flow hedges are reclassified to earnings when the forecasted purchase or sale of the energy commodity occurs. Reclassifications from OCI are included in operating revenues, purchased power and fuel in Exelon's and Generation's Consolidated Statements of Operations, depending on the commodities involved in the hedged transaction. Generation expects that the majority of its cash-flow hedges will settle during 2008 and 2009 and, for the ComEd financial swap contract, also during 2010 into 2013. In Exelon's consolidated financial statements, all financial statement effects of the swap recorded by Generation and ComEd are eliminated.

During the years ended December 31, 2007, 2006 and 2005, Generation's net cash-flow hedge activity impact to pre-tax earnings based on the reclassification adjustment from accumulated OCI to earnings was a $15 million pre-tax gain, a $146 million pre-tax loss and a $583 million pre-tax loss, respectively. During the year ended December 31, 2007, as a result of ineffectiveness $29 million was reclassified from accumulated OCI into earnings. During the years ended December 31, 2006 and 2005, amounts reclassified from accumulated OCI into earnings as a result of ineffectiveness were not material to the financial statements.

ComEd's cash-flow hedge activity impact to pre-tax earnings based on the reclassification adjustment from accumulated OCI to earnings was a $3 million pre-tax loss for the year ended December 31, 2007.

Other Derivatives (Exelon, Generation and ComEd). Other derivative contracts are those that do not qualify or are not designated for hedge accounting. For the years ended December 31, 2007 and 2006 Exelon recognized the following net pre-tax mark-to-market gains (losses) relating to changes in the fair values of certain purchase power and sale contracts pursuant to SFAS No. 133, which are reported in fuel and purchased power expense, revenue, and operating and maintenance expense, respectively, in the Consolidated Statements of Operations and in net realized and unrealized mark-to-market transactions in the Consolidated Statements of Cash Flows.

Year Ended December 31, 2007	Exelon
Unrealized mark-to-market losses	$ (42)
Realized mark-to-market (losses) gains	(70)
Total net mark-to-market (losses) gains	$(112)

(Dollars in millions, except per share data unless otherwise noted)

Year Ended December 31, 2006	Exelon
Unrealized mark-to-market gains (losses)	$ 6
Realized mark-to-market gains	77
Total net mark-to-market gains (losses)	$83

For the Year Ended December 31, 2005	Exelon
Unrealized mark-to-market gains	$110
Realized mark-to-market losses	(98)
Total net mark-to-market (losses) gains	$ 12

Proprietary Trading Activities (Generation). For the years ended December 31, 2007 and 2006, Exelon and Generation recognized the following pre-tax net mark-to-market gains (losses) relating to changes in the fair values of proprietary trading contracts, which are reported as revenue in Exelon's and Generation's Consolidated Statements of Operations and are included in net realized and unrealized mark-to-market transactions in Exelon's and Generation's Consolidated Statements of Cash Flows.

	For the Year Ended December 31,		
	2007	2006	2005
Unrealized mark-to-market gains	$42	$ 14	$18
Realized mark-to-market losses	(8)	(10)	(3)
Total net mark-to-market gains	$34	$ 4	$15

Credit Risk Associated with Derivative Instruments (Exelon, Generation and ComEd)

The Registrants would be exposed to credit-related losses in the event of non-performance by counterparties that enter into derivative instruments. The credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts at the reporting date. For energy-related derivative instruments, Generation attempts to enter into enabling agreements that allow for payment netting with its counterparties, which reduces Generation's exposure to counterparty risk by providing for the offset of amounts payable to the counterparty against amounts receivable from the counterparty. Typically, each enabling agreement is for a specific commodity and so, with respect to each individual counterparty, netting is limited to transactions involving that specific commodity product, except where master netting agreements exist with a counterparty that allows for cross product netting. In addition to payment netting language in the enabling agreement, the credit department establishes credit limits and letter of credit requirements for each counterparty, which are defined in the derivative contracts. Counterparty credit limits are based on an internal credit review that considers a variety of factors, including the results of a scoring model, leverage, liquidity, profitability, credit ratings and risk management capabilities. To the extent that a counterparty's credit limit and

(Dollars in millions, except per share data unless otherwise noted)

letter of credit thresholds are exceeded, the counterparty is required to post collateral with Generation as specified in each enabling agreement. Generation's credit department monitors current and forward credit exposure to counterparties and their affiliates, both on an individual and an aggregate basis.

Under the Illinois auction rules and the supplier forward contracts that Generation entered into with ComEd and Ameren, beginning in 2007, collateral postings have been one-sided from Generation only. That is, when market prices have fallen below ComEd's or Ameren's contracted price levels, ComEd or Ameren have not been required to post collateral; however, when market prices have risen above contracted price levels with ComEd or Ameren, Generation is required to post collateral. Under the terms of the five-year financial swap contract between Generation and ComEd, there are no immediate collateral provisions on either party. However, if ComEd achieves an investment grade rating from Moody's Investor Service (Moody's) or Standard & Poor's (S&P), and then is later downgraded below investment grade, collateral postings would be one-sided from ComEd; conversely, should Generation be downgraded below investment grade, collateral postings would be one-sided from Generation. Under no circumstances would collateral postings exceed $200 million from either ComEd or Generation under the five-year financial swap.

11. Debt and Credit Agreements

Short-Term Borrowings

Exelon, Generation and PECO met their short-term liquidity requirements primarily through the issuance of commercial paper and ComEd met its short-term liquidity requirements primarily through borrowings under its credit facility. Exelon, Generation, ComEd and PECO had the following amounts of commercial paper and credit facility borrowings outstanding at December 31, 2007 and December 31, 2006:

Commercial paper borrowings	December 31, 2007	December 31, 2006
Exelon Corporate	$—	$150
ComEd	—	60
PECO	246	95
Credit facility borrowings		
ComEd	$370	$—

The following table presents the short-term borrowings activity for Exelon, during 2007, 2006 and 2005:

	2007	2006	2005
Average borrowings	$ 500	$ 856	$ 935
Maximum borrowings outstanding	1,210	1,459	2,416
Average interest rates, computed on a daily basis	5.55%	5.02%	3.49%
Average interest rates, at December 31	5.44%	5.42%	4.59%

(Dollars in millions, except per share data unless otherwise noted)

On March 7, 2005, Exelon entered into a $2 billion term loan agreement. The loan proceeds were used to fund discretionary contributions of $2 billion to Exelon's pension plans. On April 1, 2005, Exelon entered into a $500 million term loan agreement to reduce this $2 billion term loan. During the second quarter of 2005, $200 million of this $500 million term loan, as well as the remaining $1.5 billion balance on the $2 billion term loan described above, were repaid with the net proceeds received from the issuance of the $1.7 billion long-term senior notes. The $300 million outstanding balance under the $500 million term loan agreement was terminated on October 30, 2006.

Credit Agreements

As of December 31, 2007, Exelon Corporate, Generation, ComEd and PECO had access to separate unsecured credit facilities with aggregate bank commitments of $1 billion, $5 billion, $1 billion and $600 million, respectively. In September 2007, Exelon, Generation, and PECO received consent from 26 of 28 of their lenders to extend the terms of their respective credit agreements by one year, representing $6.3 billion of the $6.6 billion of original commitments. The extension took effect on October 26, 2007 and extended the termination date of the credit agreements to October 26, 2012. In October 2007, ComEd terminated its existing $1 billion secured credit facility and entered into a $1 billion unsecured facility. As of December 31, 2007, ComEd has the capacity to issue approximately $2.8 billion of first mortgage bonds as a result of replacing its secured credit facility, which contained a restriction on a portion of such bond issuances, with an unsecured credit facility, which does not contain that restriction. ComEd's unsecured facility initially expires February 16, 2011. Under the credit facility agreement, ComEd may request up to two one-year extensions of that term. ComEd may also request increases in the aggregate bank commitments up to an additional $500 million.

The Registrants may use the credit facilities for general corporate purposes, including meeting short-term funding requirements and the issuance of letters of credit. The obligation of each lender to make any credit extension to a Registrant under its credit facilities is subject to various conditions including, among other things, that no event of default has occurred for the Registrant or would result from such credit extension. An event of default under any of the Registrants' credit facilities will not constitute an event of default under any of the other Registrants' credit facilities, except that a bankruptcy or other event of default by Generation under its credit facility will constitute and event of default under the Exelon credit facility.

At December 31, 2007, the Registrants had the following aggregate bank commitments and available capacity under the credit agreements and the indicated amounts of outstanding commercial paper and credit facility borrowings:

Borrower	Aggregate Bank Commitment (a)	Available Capacity (b)	Outstanding Commercial Paper Borrowings	Outstanding Credit Facility Borrowings
Exelon Corporate	$1,000	$ 993	$—	$—
Generation	5,000	4,866	—	—
ComEd	1,000	586	—	370
PECO	600	598	246	—

(a) Represents the total bank commitments to the borrower under credit agreements to which the borrower is a party.

(Dollars in millions, except per share data unless otherwise noted)

(b) Available capacity represents the unused bank commitments under the borrower's credit agreements net of outstanding letters of credit. The amount of commercial paper outstanding does not reduce the available capacity under the credit agreements.

Interest rates on advances under the credit facilities are based on either prime or the London Interbank Offered Rate (LIBOR) plus an adder based on the credit rating of the borrower as well as the total outstanding amounts under the agreement at the time of borrowing. In the cases of Exelon, PECO and Generation, the maximum LIBOR adder is 65 basis points; and in the case of ComEd, it is 162.5 basis points.

Each credit agreement requires the affected borrower to maintain a minimum cash from operations to interest expense ratio for the twelve-month period ended on the last day of any quarter. The ratios exclude revenues and interest expenses attributable to securitization debt, certain changes in working capital, distributions on preferred securities of subsidiaries and, in the case of Exelon and Generation and interest on the debt of its project subsidiaries. The following table summarizes the minimum thresholds reflected in the credit agreements for the year ended December 31, 2007:

	Exelon	Generation	ComEd	PECO
Credit agreement threshold	2.50 to 1	3.00 to 1	2.00 to 1	2.00 to 1

At December 31, 2007, the Registrants were in compliance with the foregoing thresholds.

(Dollars in millions, except per share data unless otherwise noted)

Long-Term Debt

The following table presents the outstanding long-term debt at Exelon as of December 31, 2007 and 2006:

	Rates	Maturity Date	December 31, 2007	December 31, 2006
Long-term debt				
First Mortgage Bonds (a) (b):				
Fixed rates	3.50%-8.00%	2008-2037	$ 5,161	$4,261
Floating rates	4.00%-4.50%	2012-2020	497	497
Notes payable and other (c)	4.45%-8.00%	2008-2035	4,323	3,867
Pollution control notes:				
Floating rates	3.52%-3.97%	2016-2034	566	520
Notes payable—accounts receivable agreement	5.28%	2010	—	17
Sinking fund debentures	3.875%-4.75%	2008-2011	6	8
Total long-term debt			10,553	9,170
Unamortized debt discount and premium, net			(36)	(25)
Unamortized settled fair-value hedge, net			(1)	(1)
Fair-value hedge carrying value adjustment, net			4	—
Long-term debt due within one year			(605)	(248)
Long-term debt			$ 9,915	$8,896
Long-term debt to financing trusts (d)				
Payable to ComEd Transitional Funding Trust	5.74%	2008	$ 274	$ 648
Payable to PETT	6.13%-7.65%	2007-2010	1,732	2,403
Subordinated debentures to ComEd Financing II (e)	8.50%	2027	155	155
Subordinated debentures to ComEd Financing III	6.35%	2033	206	206
Subordinated debentures to PECO Trust III	7.38%	2028	81	81
Subordinated debentures to PECO Trust IV	5.75%	2033	103	103
Total long-term debt to financing trusts			2,551	3,596
Long-term debt due to financing trusts due within one year			(501)	(581)
Long-term debt to financing trusts			$ 2,050	$3,015

(a) ComEd's utility assets other than expressly excepted property and substantially all of PECO's assets are subject to the liens of their respective mortgage indentures.

(b) Includes first mortgage bonds issued under the ComEd and PECO mortgage indentures securing pollution control bonds and notes.

(c) Includes capital lease obligations of $43 and $44 million at December 31, 2007 and 2006, respectively. Lease payments of $2 million, $2 million, $2 million, $2 million, $2 million and $33 million will be made in 2008, 2009, 2010, 2011, 2012 and thereafter, respectively.

(d) Amounts owed to these financing trusts are recorded as debt to financing trusts within Exelon's Consolidated Balance Sheets.

(e) ComEd expects to optionally redeem the subordinated debentures held by ComEd Financing II and the related trust preferred securities of ComEd Financing II during the first quarter of 2008. A portion of the proceeds from the January 16, 2008 debt issuance will be used to refinance these obligations.

(Dollars in millions, except per share data unless otherwise noted)

Long-term debt maturities at Exelon in the periods 2008 through 2012 and thereafter are as follows:

Year	Exelon [(a)]
2008	$ 605
2009	28
2010	615
2011	1,798
2012	832
Thereafter	6,675
Total	$10,553

(a) On January 16, 2008, ComEd issued $450 million of First Mortgage Bonds due in 2038. Since the proceeds of the bonds will be partially used to refinance $295 million of first mortgage bonds due in 2008, these maturing first mortgage bonds are recorded as long-term debt.

Long-term debt to financing trusts maturities at Exelon in the periods 2008 through 2010 and thereafter are as follows:

Year	Exelon
2008	$ 501
2009	700
2010	806
Thereafter	544
Total	$2,551

See Note 5—Accounts Receivable for information regarding PECO's accounts receivable agreement.

See Note 10—Derivative Financial Instruments for additional information regarding interest-rate swaps.

See Note 16—Preferred Securities for additional information regarding preferred stock.

(Dollars in millions, except per share data unless otherwise noted)

12. Income Taxes

Income tax expense (benefit) from continuing operations is comprised of the following components:

For the Year Ended December 31, 2007	Exelon
Included in operations:	
Federal	
Current	$1,269
Deferred	34
Investment tax credit amortization	(12)
State	
Current	285
Deferred	(130)
Total income tax expense	$1,446

For the Year Ended December 31, 2006	Exelon
Included in operations:	
Federal	
Current	$ 935
Deferred	112
Investment tax credit amortization	(13)
State	
Current	200
Deferred	(28)
Total income tax expense	$1,206

For the Year Ended December 31, 2005	Exelon
Included in operations:	
Federal	
Current	$ 376
Deferred	411
Investment tax credit amortization	(13)
State	
Current	86
Deferred	84
Total income tax expense	$ 944
Included in cumulative effect of changes in accounting principles:	
Deferred	
Federal	$ (22)
State	(5)
Total income tax benefit	$ (27)

(Dollars in millions, except per share data unless otherwise noted)

The effective income tax rate from continuing operations varies from the U.S. Federal statutory rate principally due to the following:

For the Year Ended December 31, 2007	Exelon
U.S. Federal statutory rate	35.0%
Increase (decrease) due to:	
State income taxes, net of Federal income tax benefit	2.5
Synthetic fuel-producing facilities credit	(1.9)
Qualified nuclear decommissioning trust fund income	1.0
Domestic production activities deduction	(1.4)
Tax exempt income	(0.3)
Nontaxable postretirement benefits	(0.3)
Amortization of investment tax credit	(0.3)
Research and development credit charge (refund)	0.6
Other	(0.2)
Effective income tax rate	34.7%

For the Year Ended December 31, 2006	Exelon
U.S. Federal statutory rate	35.0%
Increase (decrease) due to:	
State income taxes, net of Federal income tax benefit	4.0
Nondeductible goodwill impairment charge	9.7
Synthetic fuel-producing facilities credit	(3.6)
Qualified nuclear decommissioning trust fund income	0.5
Domestic production activities deduction	(0.7)
Tax exempt income	(0.4)
Nontaxable postretirement benefits	(0.4)
Amortization of investment tax credit	(0.4)
Investment tax credit charge (refund)	(0.1)
Research and development credit charge (refund) [(a)]	(0.1)
Amortization of regulatory asset	0.2
Plant basis differences	0.3
Other	(0.9)
Effective income tax rate	43.1%

(Dollars in millions, except per share data unless otherwise noted)

For the Year Ended December 31, 2005	Exelon
U.S. Federal statutory rate	35.0%
Increase (decrease) due to:	
State income taxes, net of Federal income tax benefit	5.8
Nondeductible goodwill impairment charge	22.3
Synthetic fuel-producing facilities credit	(12.6)
Qualified nuclear decommissioning trust fund income	0.8
Domestic production activities deduction	(0.8)
Tax exempt income	(0.6)
Nontaxable postretirement benefits	(0.6)
Amortization of investment tax credit	(0.5)
Amortization of regulatory asset	0.3
Other	0.7
Effective income tax rate	49.8%

The tax effects of temporary differences, which give rise to significant portions of the deferred tax assets (liabilities), as of December 31, 2007 and 2006 are presented below:

For the Year Ended December 31, 2007	Exelon
Plant basis differences	$(4,370)
Stranded cost recovery	(1,207)
Unrealized (gains) losses on derivative financial instruments	390
Deferred pension and postretirement obligations	365
Emission allowances	(31)
Decommissioning and decontamination obligations	(49)
Deferred debt refinancing costs	(66)
Goodwill	4
Other, net	246
Deferred income tax liabilities (net)	$(4,718)
Unamortized investment tax credits	(248)
Total deferred income tax liabilities (net) and unamortized investment tax credits	$(4,966)

For the Year Ended December 31, 2006	Exelon
Plant basis differences	$(4,368)
Stranded cost recovery	(1,236)
Unrealized gains on derivative financial instruments	(196)
Deferred pension and postretirement obligations	492
Emission allowances	(23)
Decommissioning and decontamination obligations	(38)
Deferred debt refinancing costs	(78)
Excess of tax value over book value of impaired assets [(a)]	65
Goodwill	6
Other, net	230
Deferred income tax liabilities (net)	$(5,146)
Unamortized investment tax credits	(259)
Total deferred income tax liabilities (net) and unamortized investment tax credits	$(5,405)

(Dollars in millions, except per share data unless otherwise noted)

(a) In 2006, includes write-downs of certain Enterprises investments and the impairment of the intangible asset related to the synthetic fuel-producing facilities.

At December 31, 2007 and 2006, Exelon had recorded valuation allowances of $33 million and $37 million, respectively, and Generation had recorded valuation allowances of approximately $32 million and $33 million, respectively, with respect to deferred taxes associated with separate company state taxes.

As of December 31, 2007, Exelon and Generation had net Federal capital loss carryforwards for income tax purposes of approximately $24 million ($8 million deferred tax asset) which will expire beginning in 2011. As of December 31, 2007, Exelon and Generation had state net capital loss carryforwards for income tax purposes of $321 million ($7 million deferred tax asset) which will expire beginning in 2011.

Accounting for Uncertainty in Income Taxes (Exelon, Generation, ComEd and PECO)

The Registrants adopted the provisions of FIN 48 on January 1, 2007. The following table shows the effect of adopting FIN 48 on Exelon's Consolidated Balance Sheets as of January 1, 2007.

Increase (decrease)	Exelon
Accounts receivable, net—Other	$ 83
Goodwill	(19)
Other deferred debits and other assets	381
Accrued expenses	(197)
Deferred income taxes and unamortized investment tax credits	(57)
Other deferred credits and other liabilities	712
Retained earnings	(13)

As a result of the implementation of FIN 48, Exelon, Generation, ComEd, and PECO identified unrecognized tax benefits of $1.5 billion, $311 million, $797 million and $318 million, respectively, as of January 1, 2007.

Tabular reconciliation of unrecognized tax benefits

The following table provides a reconciliation of Exelon's unrecognized tax benefits as of December 31, 2007:

	Exelon
Unrecognized tax benefits at January 1, 2007	$1,462
Increases based on tax positions prior to 2007	6
Change to positions that only affect timing	127
Increases based on tax positions related to 2007	3
Decreases related to settlements with taxing authorities	(16)
Unrecognized tax benefits at December 31, 2007	$1,582

(Dollars in millions, except per share data unless otherwise noted)

Included in Exelon's unrecognized tax benefits balance at December 31, 2007 is approximately $1.5 billion of tax positions for which the ultimate deductibility is highly certain, but for which there is uncertainty about the timing of such deductibility. The disallowance of such positions would not materially affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

Unrecognized tax benefits that if recognized would affect the effective tax rate

Exelon, Generation and ComEd have $67 million, $22 million and $25 million, respectively, of unrecognized tax benefits at December 31, 2007 that, if recognized, would decrease the effective tax rate.

Total amounts of interest and penalties recognized

Exelon, Generation, ComEd and PECO have reflected in their Consolidated Balance Sheets as of December 31, 2007 a net interest receivable (payable) of $(44) million, $(22) million, $(88) million and $42 million, respectively, related to their unrecognized tax benefits. The Registrants recognize accrued interest related to unrecognized tax benefits in interest expense (income) in other income and deductions on their Consolidated Statements of Operations. Exelon, Generation, ComEd and PECO have reflected in their Consolidated Statements of Operations net interest expense (income) of $(49) million, $24 million, $(41) million and $(20) million, respectively, related to their uncertain tax positions for the twelve months ended December 31, 2007. The Registrants have not accrued any penalties with respect to unrecognized tax benefits.

Reasonably possible that total amount of unrecognized tax benefits could significantly increase or decrease within 12 months after the reporting date

Exelon has unrecognized tax benefits related to refund claims for Illinois investment tax credits with respect to its utility property of approximately $74 million, of which $17 million and $57 million relate to Generation and ComEd, respectively. After the refund claims filed were denied by the Illinois Department of Revenue, Exelon filed a suit for a refund. In the third quarter of 2007, the Illinois Appellate court heard the case deciding in favor of the Illinois Department of Revenue. Exelon has filed an appeal to the Illinois Supreme Court. On January 30, 2008, the Illinois Supreme Court agreed to hear the case. It is reasonably possible that the unrecognized tax benefits related to this issue will significantly decrease within the next 12 months as a result of a decision by the Illinois Supreme Court or a settlement with the Department of Revenue.

Generation has filed or will file Federal income tax refund claims totaling $400 million taking the position that nuclear decommissioning liabilities assumed as part of its acquisition of nuclear power plants are taken into account in determining the tax basis in the assets it acquired. That additional basis results primarily in increased tax depreciation and amortization deductions. The IRS disagrees with this position and has disallowed the claims. The matter is currently being appealed within the IRS. If a satisfactory settlement cannot be reached as part of the appeals process, Exelon and Generation's management will likely pursue litigation. Depending on the litigation alternative pursued it is reasonably possible that Generation's unrecognized tax benefits could significantly decrease in the next 12 months.

(Dollars in millions, except per share data unless otherwise noted)

Description of tax years that remain subject to examination by major jurisdiction

Taxpayer	Open Years
Exelon (and predecessors) and subsidiaries consolidated Federal income tax returns	1989-2007
Exelon (and predecessors) and subsidiaries Illinois unitary income tax returns	1999-2007
Exelon Ventures Company, LLC Pennsylvania corporate net income tax returns	2001-2007
PECO Pennsylvania corporate net income tax returns	2003-2007

Other Tax Matters

1999 Sale of Fossil Generating Assets (Exelon and ComEd)

Exelon, through its ComEd subsidiary, has taken certain tax positions, which have been disclosed to the IRS, to defer the tax gain on the 1999 sale of its fossil generating assets. As of December 31, 2007 and 2006, deferred tax liabilities related to the fossil plant sale are reflected in Exelon's Consolidated Balance Sheets with the majority allocated to ComEd and the remainder to Generation. Exelon's ability to defer all or a portion of this tax liability depends in part on whether its treatment of the sales proceeds, as having been received in connection with an involuntary conversion is ultimately sustained, either by the IRS or a court which might ultimately decide the issue. Exelon's ability to continue to defer the remainder of the tax liability on the fossil plant sale depends also in part on whether its tax characterization of a purchase and leaseback transaction Exelon entered into in connection with the fossil plant sale is respected as a purchase and leaseback (the like-kind exchange transaction), either by the IRS or by a court which might ultimately decide the issue. In the third quarter of 2007, Exelon received the IRS' audit report for the taxable period 1999 through 2001, which reflected the full disallowance of the involuntary conversion position and the like-kind exchange transaction. Specifically, the IRS has asserted that the sales proceeds were not received in connection with an involuntary conversion of certain ComEd property rights. In addition, the IRS indicated its position that the Exelon purchase and leaseback transaction is substantially similar to a leasing transaction, known as a sale-in, lease-out (SILO), and, therefore, the IRS is treating it as a "listed transaction" pursuant to guidance it issued in 2005. A listed transaction is one which the IRS considers to be a potentially abusive tax shelter. The IRS' view is that the like-kind transaction did not provide Exelon with a current ownership interest in any property. Exelon disagrees with the IRS's characterization of its purchase and leaseback as a SILO and believes its position is justified. In addition, the IRS asserted penalties with respect to the involuntary conversion and like-kind exchange transaction. In the third quarter of 2007, Exelon appealed the disallowance of the deferral of gain as well as the assertion of the penalties to IRS Appeals. Exelon will continue to vigorously defend its positions throughout the IRS Appeals process and any subsequent litigation. Exelon believes it is unlikely that the penalties will be sustained. If Exelon's and ComEd's management decide to litigate the matter, ComEd may be required to pay the tax and related interest due on the deficiency and file for refund.

A successful IRS challenge to ComEd's positions would accelerate future income tax payments and increase interest expense related to the deferred tax gain that becomes currently payable. As of December 31, 2007, Exelon's and ComEd's potential cash outflow, including tax and interest (after tax), could be as much as $992 million. If the deferral were successfully challenged by the IRS, it could

(Dollars in millions, except per share data unless otherwise noted)

negatively impact Exelon's and ComEd's results of operations by as much as $167 million (after tax) related to interest expense. Due to the fact that Exelon believes it is unlikely that the penalty assertion will be sustained, Exelon and ComEd have not recorded a reserve for the penalties. Should the IRS prevail in asserting such penalty, it will result in an after-tax charge of $196.3 million to Exelon's and ComEd's results of operations. Exelon's and ComEd's management believe that interest and penalties have been appropriately accounted for in accordance with FIN 48; however, the ultimate outcome of such matters could result in unfavorable or favorable impacts to the results of operations and cash flows, and such adjustments could be material. The timing of the final resolution of this matter is unknown.

Simplified Service Cost Method (Exelon, Generation, ComEd and PECO)

In the fourth quarter of 2007, Exelon and the IRS agreed to apply industry-wide guidelines as the basis for settling a potential dispute regarding the amount of indirect overhead costs required to be capitalized for tax purposes. Based on acceptance of the settlement guidelines, Exelon recorded, in the fourth quarter of 2007, an estimated interest benefit of approximately $40 million (after tax), net of a contingent tax consulting fee of $6 million (after tax). ComEd and PECO recorded an estimated interest benefit (after tax) of approximately $26 million and $8 million, respectively. ComEd and PECO recorded a current tax benefit of $13 million and $26 million, respectively, offset with a deferred tax expense recorded at Generation of $38 million.

Research and Development Settlement (Exelon, Generation, ComEd and PECO)

In 2007, ComEd and the IRS reached an agreement to settle a research and development claim for tax years 1989-1998. The incremental impact recorded by ComEd in the fourth quarter of 2007, above the amount recorded with the adoption of FIN 48, resulted in a reduction to goodwill of $35 million, interest income of $15 million (after tax) and a contingent tax consulting fee of $8 million (after tax). Generation recorded a deferred tax liability and tax expense of $27 million related to the reduction of future depreciation due to the basis reduction of the related assets transferred from ComEd. The contingent fee was accounted for under SFAS No. 5 and recognized in the fourth quarter of 2007.

Tax Sharing Agreement (Exelon, Generation, ComEd and PECO)

Generation, ComEd and PECO are all party to an agreement (Tax Sharing Agreement) with Exelon and other subsidiaries of Exelon that provides for the allocation of consolidated tax liabilities. The Tax Sharing Agreement provides that each party is allocated an amount of tax similar to that which would be owed had the party been separately subject to tax. In addition, any net benefit attributable to the parent is reallocated to the other members. That allocation is treated as a contribution to the capital of the party receiving the benefit.

Tax Restructuring (Exelon)

In the fourth quarter of 2007, Exelon completed a tax restructuring to allow the utilization of separate company losses for state income tax purposes. As a result of the restructuring, Exelon recorded a deferred tax benefit of approximately $63 million related primarily to temporary differences

(Dollars in millions, except per share data unless otherwise noted)

originating through OCI. The effect of the tax restructuring in the fourth quarter of 2007 and its impact on the deferred tax assets at Exelon were recorded in net income in accordance with SFAS No. 109.

Illinois Senate Bill 1544 (Exelon)

In August 2007, the Governor of Illinois signed Illinois SB 1544 into law, which became effective January 1, 2008. SB 1544 provides for market-based sourcing of the generation and sale of electricity for Illinois income tax purposes. This legislation will affect the method in which sales of electricity are apportioned in the determination of Illinois income tax. The language in SB 1544 is broad based and undefined and expressly provides that the sourcing of electricity may be subject to rules prescribed by the Illinois Department of Revenue. Based on the limited statutory definitions and legislative intent available at this time, Exelon cannot reasonably estimate the impact on its Illinois income tax. The Illinois Department of Revenue is expected to issue guidance implementing this legislation. As guidance is released, Exelon will further assess the impact that SB 1544 may have on its financial position, results of operations and cash flows. On January 13, 2008, Illinois enacted SB 783 amending the language of SB 1544 to expressly provide that the Department of Revenue "shall" establish utility sourcing regulations.

Investments in Synthetic Fuel-Producing Facilities (Exelon)

Exelon, through three separate wholly owned subsidiaries, owns interests in two limited liability companies and one limited partnership (collectively, the Sellers) that own synthetic fuel-producing facilities. Section 45K (formerly Section 29) of the IRC provides tax credits for the sale of synthetic fuel produced from coal. However, Section 45K contains a provision under which the tax credits are phased out (i.e., eliminated) in the event crude oil prices for a year exceed certain thresholds. Exelon is required to pay for tax credits based on the production of the facilities regardless of whether or not a phase-out of the tax credits is anticipated. However, Exelon has the legal right to recover a portion of the payments made to the Sellers related to phased-out tax credits.

Exelon and the operators of the synthetic fuel-producing facilities in which Exelon has interests idled the facilities in May 2006. The decision to suspend synthetic fuel production was primarily driven by the level and volatility of oil prices. As a result of the suspension of production at the synthetic fuel-producing facilities and the level of oil prices, during the second quarter of 2006, Exelon recorded an impairment charge of $115 million ($69 million after tax) in operating and maintenance expense in Exelon's Consolidated Statement of Operations to write off the net carrying value of the intangible asset related to Exelon's investments in synthetic fuel-producing facilities. The net carrying value of the intangible assets associated with the synthetic fuel-producing facilities was $143 million at December 31, 2005. See Note 8—Intangible Assets for additional information. Due to the reduction in oil prices during the third quarter of 2006, the operators resumed production at the synthetic fuel-producing facilities in September 2006 and produced at full capacity through the remainder of 2006 and all of 2007.

In April 2007, the IRS published the 2006 oil Reference Price which resulted in a 33% phase-out of tax credits for calendar year 2006 that reduced Exelon's earned after-tax credits of $170 million to $114 million for the year ended December 31, 2006. At December 31, 2006, Exelon had estimated the

(Dollars in millions, except per share data unless otherwise noted)

2006 phase-out to be 38% and had net receivables on its Consolidated Balance Sheet from the Sellers totaling $63 million associated with the portion of the payments previously made to the Sellers related to tax credits that were anticipated to be phased out for 2006. The difference between the actual 2006 phase-out and the 2006 phase-out previously estimated resulted in a $13 million increase in 2006 tax credits and a corresponding $9 million decrease, net of the related tax benefit, in the receivables due from the Sellers, which is reflected in Exelon's operating results for the year ended December 31, 2007.

The following table (in dollars) provides the estimated phase-out range for 2007:

	Estimated 2007
Beginning of Phase-Out Range [(a)]	$57
End of Phase-Out Range [(a)]	71
2007 Estimated Average U.S. Crude Oil Wellhead Acquisition Price by First Purchasers	66

(a) The estimated 2007 phase-out range is based upon the range stated in Section 45K of the IRC adjusted for an approximate 3% increase for inflation.

At December 31, 2007, Exelon had receivables on its Consolidated Balance Sheet from the Sellers totaling $171 million associated with the portion of the payments previously made to the Sellers related to tax credits that are estimated to be phased out related to 2007 production. As of December 31, 2007, Exelon has estimated the 2007 phase-out to be 68%, which has reduced Exelon's earned after-tax credits of $251 million to $81 million for the year ended December 31, 2007.

In 2005, Exelon entered into certain derivatives in the normal course of trading operations to economically hedge a portion of the exposure to a phase-out of the tax credits. Including the related mark-to-market gains and losses on these derivatives, interests in synthetic fuel-producing facilities increased (reduced) Exelon's net income by $87 million, $(24) million and $81 million during the years ended December 31, 2007, 2006 and 2005, respectively.

Net income or net losses from interests in synthetic fuel-producing facilities are reflected in the Consolidated Statements of Operations within income taxes, operating and maintenance expense, depreciation and amortization expense, interest expense, equity in losses of unconsolidated affiliates and other, net.

The non-recourse notes payable principal balance was $21 million and $108 million at December 31, 2007 and 2006, respectively. The final note payment was made in January 2008 to reduce the non-recourse notes payable principal balance to zero.

The tax credits are not available for synthetic fuel produced from coal sold subsequent to December 31, 2007 and the agreements with the Sellers terminate in 2008.

(Dollars in millions, except per share data unless otherwise noted)

13. Asset Retirement Obligations

Nuclear AROs (Exelon and Generation)

Generation assumed the responsibility for decommissioning the former ComEd and former PECO nuclear units as a result of a corporate restructuring effective January 1, 2001 in which Exelon separated its generation and other competitive businesses from its regulated energy delivery businesses at ComEd and PECO. Generation and AmerGen assumed responsibility for decommissioning the Clinton, Oyster Creek and TMI units upon the original purchase of each unit in 1999, 1999 and 2000, respectively.

SFAS No. 143 required, upon adoption, that Generation estimate and record the fair values of its obligations for the future decommissioning of its nuclear generating plants. The ARO is accreted each year through a charge to operating and maintenance expense in Generation's Consolidated Statements of Operations, to reflect the time value of money for this present value obligation. The accretion will continue through the completion of the asset retirement activity.

To estimate its nuclear decommissioning obligations, Generation uses a probability-weighted, discounted cash flow model, on a unit-by-unit basis, which considers multiple outcome scenarios based upon significant estimates and assumptions, including decommissioning cost studies, cost escalation studies, probabilistic cash flow models and discount rates. Decommissioning cost studies are updated, on a rotational basis, for each of Generation's nuclear units at a minimum of once every five years. Generation generally updates its ARO annually based on its review of updated cost studies and its annual evaluation of cost escalation factors and probabilities assigned to various scenarios.

During the third quarter of 2007, Generation recorded a net decrease in the ARO of approximately $171 million, primarily due to a year-over-year decline in the cost escalation factor assumptions used to estimate future undiscounted decommissioning costs and updated decommissioning cost studies received for six nuclear units. During the second quarter of 2006, Generation recorded a net decrease in the ARO of approximately $604 million, primarily due to revised management assumptions concerning an increased likelihood of successful nuclear license renewal efforts due to an increasingly favorable environment for nuclear power and, therefore, an increased likelihood of operating the nuclear plants through a full license extension period, and also due to a change in management's expectation of when the DOE will establish a repository for and begin accepting spent nuclear fuel.

(Dollars in millions, except per share data unless otherwise noted)

The following table provides a rollforward of the nuclear decommissioning ARO reflected on Exelon's Consolidated Balance Sheets, from January 1, 2006 to December 31, 2007:

	Exelon
Asset retirement obligation at January 1, 2006	$3,921
Net decrease resulting from updates to estimated future cash flows	(604)
Accretion expense	230
Payments to decommission retired plants	(14)
Asset retirement obligation at December 31, 2006	$3,533
Net decrease resulting from updates to estimated future cash flows	(171)
Accretion expense	227
Payments to decommission retired plants	(11)
Asset retirement obligation at December 31, 2007 (a)	$3,578

(a) Includes $16 million as the current portion of the ARO at December 31, 2007, which is included in other current liabilities on Exelon's Consolidated Balance Sheets.

Trust Funds and Regulatory Construct. Trust funds have been established on a unit-by-unit basis to satisfy Generation's nuclear decommissioning obligations. Trust funds established for any particular unit may not be used to fund the decommissioning obligations of any other unit. The trusts associated with the former ComEd units and the former PECO units have been funded with amounts collected from ComEd and PECO customers, respectively. After 2006, ComEd no longer collects amounts to pay for decommissioning costs based on an ICC order and, likewise, Generation no longer makes, nor has any plans to further make, any contributions to the trust funds for the former ComEd units. PECO currently recovers funds, in revenues, for decommissioning the former PECO nuclear plants through regulated rates, and these collections are expected to continue through the operating lives of the plants. The amounts recovered from PECO customers are remitted to Generation in order to fund the future decommissioning costs of the PECO units and are deposited into the trust funds. The trust funds that have been established to satisfy AmerGen's nuclear decommissioning obligations were originally funded by the previous owners of AmerGen. Generation does not collect any amounts nor make any contributions to the AmerGen nuclear decommissioning trust funds.

Any shortfall of funds necessary for decommissioning is ultimately required to be funded by Generation. Generation has recourse to collect additional amounts from PECO customers, subject to certain limitations and thresholds, as prescribed by an order from the PAPUC. No such recourse exists to collect additional amounts from ComEd customers or from the previous owners of AmerGen.

Due to the regulatory agreements with the ICC and PAPUC, ComEd and PECO customers, respectively, are entitled to a refund of any excess of trust funds that remain after the completion of decommissioning activities, as determined on a unit-by-unit basis, subject to certain limitations that allow sharing of excess funds with Generation related to the former PECO units. Because the funds held in the trusts currently exceed the total estimated decommissioning obligations, decommissioning impacts, including the accretion of the decommissioning obligation and the income of the trust funds (net of applicable taxes) associated with the former ComEd and former PECO units, are generally offset within Exelon's and Generation's Consolidated Statements of Operations with an equal

(Dollars in millions, except per share data unless otherwise noted)

adjustment to the noncurrent payables to affiliates at Generation and an adjustment to the regulatory liabilities at Exelon. Likewise, ComEd and PECO have recorded equal noncurrent affiliate receivables from Generation and corresponding regulatory liabilities. The decommissioning of the AmerGen units and unregulated portion of Peach Bottom are reflected in Exelon's and Generation's Consolidated Statements of Operations, as there are no regulatory agreements associated with these units.

Nuclear Decommissioning Trust Fund Investments (Exelon and Generation)

Investments as of December 31, 2007 and 2006. Exelon and Generation classified investments in trust accounts for decommissioning nuclear plants as available-for-sale through 2007 and estimate the fair value of the investments based on quoted market prices or market-derived inputs. The following tables show the fair values, gross unrealized gains and amortized cost bases of the securities held in these trust accounts as of December 31, 2007 and 2006:

	December 31, 2007		
	Amortized Cost	Unrealized Gains	Estimated Fair Value
Cash and cash equivalents	$ 195	$ —	$ 195
U.S. Treasury obligations and direct obligations of U.S. government agencies	1,341	46	1,387
Federal agency mortgage-backed securities	1,225	26	1,251
Commercial mortgage-backed securities	94	2	96
Corporate bonds	406	11	417
Other debt securities	80	2	82
Marketable equity securities	2,236	1,230	3,466
Other [(a)]	(71)	—	(71)
Total available-for-sale securities	$5,506	$1,317	$6,823

(a) Represents payables related to pending securities purchases net of receivables related to pending securities sales and interest receivables.

	December 31, 2006		
	Amortized Cost	Unrealized Gains	Estimated Fair Value
Cash and cash equivalents	$ 36	$ —	$ 36
U.S. Treasury obligations and direct obligations of U.S. government agencies	990	36	1,026
Federal agency mortgage-backed securities	767	6	773
Commercial mortgage-backed securities	82	1	83
Corporate bonds	306	7	313
Other debt securities	181	—	181
Marketable equity securities	2,810	1,237	4,047
Other [(a)]	(44)	—	(44)
Total available-for-sale securities	$5,128	$1,287	$6,415

(a) Represents payables related to pending securities purchases net of receivables related to pending securities sales and interest receivables.

(Dollars in millions, except per share data unless otherwise noted)

The available-for-sale debt securities have contractual maturities as follows:

	December 31, 2007 Estimated Fair Value
Debt securities:	
Maturities within 1 year	$ 51
Maturities after 1 year through 5 years	565
Maturities after 5 years through 10 years	499
Maturities after 10 years	2,118
Total debt securities	$3,233

Beginning in 2006, Exelon and Generation consider all nuclear decommissioning trust fund investments in an unrealized loss position to be other-than-temporarily impaired. Since the NRC sets limitations on Exelon's and Generation's ability to direct the management of the nuclear decommissioning trust fund investments, Exelon and Generation do not have the ability to hold investments with unrealized losses through a recovery period and, accordingly, unrealized holding losses are recognized immediately and are included in other, net, in Exelon's and Generation's Consolidated Statements of Operations. Therefore, as of December 31, 2007 and 2006, there were no available-for-sale securities held in nuclear decommissioning trust funds in an unrealized loss position. The following table presents impairment charges associated with the decommissioning trust funds during the years ended December 31, 2007, 2006 and 2005:

	For the Year Ended December 31,		
	2007	2006	2005
Impairment charges to the funds of the former ComEd units [(a)]	$81	$29	$ 20
Impairment charges to the funds of the former PECO units [(a)]	2	1	—
Impairment charges to the funds of the AmerGen units [(b)]	9	2	2
Total impairment charges to the decommissioning trust funds	$92	$32	$ 22

(a) Amounts are included in regulatory liabilities on Exelon's Consolidated Balance Sheets and in noncurrent payables to affiliates on Generation's Consolidated Balance Sheets.
(b) Amounts are included in other, net on Exelon's and Generation's Consolidated Statement of Operations.

The following table presents the gross unrealized gains related to the nuclear decommissioning trust fund investments as of December 31, 2007 and 2006:

	As of December 31,	
	2007	2006
Gross unrealized gains associated with the funds of the former ComEd and former PECO units [(a)]	$1,081	$1,037
Gross unrealized gains associated with AmerGen and unregulated portions of Peach Bottom trusts [(b)]	236	250
Total gross unrealized gains associated with the decommissioning trust funds	$1,317	$1,287

(Dollars in millions, except per share data unless otherwise noted)

(a) Amounts are included in regulatory liabilities on Exelon's Consolidated Balance Sheets and in noncurrent payables to affiliates on Generation's Consolidated Balance Sheets.
(b) Amounts are included in accumulated OCI on Exelon's and Generation's Consolidated Balance Sheets.

Sale of Nuclear Decommissioning Trust Fund Investments. Proceeds from the sale of decommissioning trust fund investments and gross realized gains and losses on those sales for the years ended December 31, 2007, 2006 and 2005 were as follows:

	For the Years Ended December 31,			
	Proceeds from Sales	Gross Realized Gains	Gross Realized Losses	Net Reclassified Gain (Loss) (a)
For the year ended December 31, 2007	$7,312	$428	$(137)	$291
For the year ended December 31, 2006	4,793	58	(60)	(2)
For the year ended December 31, 2005	5,274	130	(81)	49

(a) Amounts reclassified from Exelon's regulatory liabilities or accumulated other comprehensive income to earnings and from Generation's noncurrent payables to affiliates or accumulated other comprehensive income to earnings was determined based on either the high-cost or average cost basis.

The amounts of net unrealized holding gains that were included in Exelon's regulatory liabilities or accumulated other comprehensive income and in Generation's noncurrent payables to affiliates or accumulated other comprehensive income during the period totaled $226 million, $567 million and $132 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Non-Nuclear AROs (Exelon, Generation, ComEd, and PECO)

As of December 31, 2005, the Registrants adopted FIN 47, which clarified that a legal obligation associated with the retirement of a long-lived asset whose timing and/or method of settlement are conditional on a future event is within the scope of SFAS No. 143. The adoption of FIN 47 required the Registrants to update their existing inventories, originally created for the adoption of SFAS No. 143, and to determine which, if any, of the conditional AROs could be reasonably estimated. The significant conditional AROs identified by Generation included plant closure costs associated with its fossil and hydroelectric generating stations, including asbestos abatement, removal of certain storage tanks and other decommissioning-related activities. The significant conditional AROs identified by ComEd and PECO included abatement and disposal of equipment and buildings contaminated with asbestos and Polychlorinated Biphenyls (PCBs).

The adoption of FIN 47 required the Registrants to initially record liabilities associated with their conditional AROs at their estimated fair values, using the methodology prescribed by FIN 47, if those fair values could be reasonably estimated. The conditional ARO is accreted each year to reflect the time value of money for this present value obligation through a charge to operating and maintenance expense in Generation's Consolidated Statements of Operations or recorded as an increase to ComEd's and PECO's regulatory assets due to the application of SFAS No. 71. The accretion will continue through the estimated ultimate settlement dates. For Generation, this charge is recorded as depreciation and amortization expense within the Consolidated Statements of Operations. For ComEd

(Dollars in millions, except per share data unless otherwise noted)

and PECO, this depreciation charge is recorded as an increase to their regulatory assets due to the application of SFAS No. 71.

The liabilities associated with conditional AROs are adjusted on an ongoing basis due to the passage of time, new laws and regulations and revisions to either the timing or amount of the original estimates of undiscounted cash flows. During the second quarter of 2007, Generation recorded a decrease in its non-nuclear conditional ARO of approximately $6 million resulting from revised management assumptions concerning the timing of future decommissioning cash flows, primarily as a result of changes to the estimated end of useful lives of several of Generation's fossil and hydroelectric plants.

The following table presents the activity of the non-nuclear conditional AROs reflected on Exelon's Consolidated Balance Sheets from January 1, 2006 to December 31, 2007:

	Exelon
Non-nuclear AROs at January 1, 2006	$236
Accretion [(a)]	13
Payments	(2)
Non-nuclear AROs at December 31, 2006	247
Net decrease resulting from updates to estimated future cash flows	(6)
Accretion [(a)]	15
Payments	(6)
Non-nuclear AROs at December 31, 2007	$250

(a) For ComEd and PECO, the majority of the accretion is recorded as an increase to a regulatory asset due to the associated regulations.

14. Spent Nuclear Fuel Obligation

Under the Nuclear Waste Policy Act of 1982 (NWPA), the DOE is responsible for the development of a repository for the disposal of SNF and high-level radioactive waste. As required by the NWPA, Generation is a party to contracts with the DOE (Standard Contracts) to provide for disposal of SNF from its nuclear generating stations. In accordance with the NWPA and the Standard Contracts, Generation pays the DOE one mill ($.001) per kilowatt-hour of net nuclear generation for the cost of nuclear fuel long-term disposal. This fee may be adjusted prospectively in order to ensure full cost recovery. The NWPA and the Standard Contracts required the DOE to begin taking possession of SNF generated by nuclear generating units by no later than January 31, 1998. The DOE, however, failed to meet that deadline and its performance will be delayed significantly. The DOE's current estimate for opening a SNF facility is 2017. This extended delay in SNF acceptance by the DOE has led to Generation's adoption of dry cask storage at its Dresden, Quad Cities, Oyster Creek and Peach Bottom stations and its consideration of dry cask storage at other stations.

The Standard Contracts with the DOE also required the payment to the DOE of a one-time fee applicable to nuclear generation through April 6, 1983. The fee related to the former PECO units has been paid. Pursuant to the Standard Contracts, ComEd previously elected to defer payment of the one-time fee of $277 million for its units (which are now part of Generation), with interest to the date of payment, until just prior to the first delivery of SNF to the DOE. As of December 31, 2007, the

(Dollars in millions, except per share data unless otherwise noted)

unfunded SNF liability for the one-time fee with interest was $997 million. Interest accrues at the 13-week Treasury Rate. The 13-week Treasury Rate in effect, for calculation of the interest accrual at December 31, 2007, was 4.025%. The liabilities for spent nuclear fuel disposal costs, including the one-time fee, were transferred to Generation as part of the 2001 corporate restructuring. The outstanding one-time fee obligation for the Oyster Creek and TMI units remains with the former owners. Clinton has no outstanding obligation.

In July 1998, ComEd filed a complaint against the United States Government (Government) in the United States Court of Federal Claims (Court) seeking to recover damages caused by the DOE's failure to honor its contractual obligation to begin disposing of SNF in January 1998. In August 2004, Generation and the U.S. Department of Justice, in close consultation with the DOE, reached a settlement under which the government will reimburse Generation for costs associated with storage of spent fuel at Generation's nuclear stations pending DOE's fulfillment of its obligations. Under the agreement, Generation has received cash reimbursements for costs incurred through June 30, 2007, totaling approximately $214 million ($151 million after considering amounts due to co-owners of certain nuclear stations and to the former owner of Oyster Creek). As of December 31, 2007, the amount of spent fuel storage costs for which reimbursement will be requested from the DOE under the settlement agreement is $50 million, which is recorded within accounts receivable, other. This amount is comprised of $17 million, which has been recorded as a reduction to operating and maintenance expense, and $24 million, which has been recorded as a reduction to capital expenditures. The remaining $9 million represents amounts owed to the co-owners of the Peach Bottom and Quad Cities generating facilities. In all cases, annual reimbursements will be made only after costs are incurred and only for costs resulting from DOE delays in accepting the fuel.

15. Retirement Benefits

Defined Benefit Pension and Other Postretirement Benefits—Consolidated Plans

Exelon sponsors six defined benefit pension plans and two postretirement benefit plans for essentially all Generation, ComEd, PECO and BSC employees, except for those employees of Generation's wholly owned subsidiary, AmerGen, who participate in a separate AmerGen-sponsored defined benefit pension plan and postretirement benefit plan. Substantially all Exelon non-union employees and electing union employees hired on or after January 1, 2001 participate in Exelon-sponsored cash balance pension plans.

Exelon's traditional and cash balance pension plans and AmerGen's cash balance pension plan are intended to be tax-qualified defined benefit plans, and Exelon submitted applications to the IRS for rulings on the tax-qualification of the form of its plans for non-union and electing union employees. On June 1, 2004, the IRS issued a favorable ruling on the union cash balance plan. Exelon has not yet received a ruling with respect to its non-union plan, and AmerGen has not yet submitted an application with respect to its cash balance formula, due to the recently-lifted IRS moratorium on issuing any rulings to plans that were involved in a "conversion" from a traditional to a cash balance formula.

The measurement of the plan obligations and costs of providing benefits under these plans involve various factors, including numerous assumptions and accounting elections. When determining the various assumptions that are required, Exelon considers historical information as well as future expectations. The benefit costs are impacted by, among other things, the actual rate of return on plan assets, the long-term expected rate of return on plan assets, the discount rate applied to benefit obligations, the incidence of mortality, the expected remaining service period of plan participants, level of compensation and rate of compensation increases, employee age, length of service, the long-term expected investment crediting rate and the anticipated rate of increase of health care costs. The impact of changes in these factors on pension and other postretirement benefit obligations is generally recognized over the expected average remaining service period of the plan participants rather than immediately recognized. Exelon and AmerGen use a December 31 measurement date for their plans.

In accordance with SFAS No. 158, which became effective December 31, 2006, Exelon and Generation are required to recognize the overfunded or underfunded status of their defined benefit pension and other postretirement plans as an asset or liability on their balance sheets.

In 2006, President Bush signed into law the Pension Protection Act of 2006 (the Act), which will affect the manner in which many companies, including Exelon and Generation, administer their pension plans. This legislation became effective January 1, 2008 and may require companies to, among other things, increase the amount by which they fund their pension plans, pay higher premiums to the Pension Benefit Guaranty Corporation if they sponsor defined benefit plans, amend plan documents and provide additional plan disclosures in regulatory filings and to plan participants. Effective January 1, 2008, Exelon amended the vesting schedule, benefit crediting rate and investment crediting rate of its relevant cash balance pension plans in accordance with interim guidance issued by the U.S. Treasury Department pursuant to the Act. These changes to the cash balance pension plans did not have a significant impact on Exelon's or Generation's results of operations or cash flows. The U.S. Treasury Department's interim guidance indicates that further guidance will be forthcoming, and it is possible that Exelon and AmerGen will make additional amendments to their cash balance plans in response to the future guidance.

(Dollars in millions, except per share data unless otherwise noted)

Obligations and Assets

The following tables provide a rollforward of the changes in the benefit obligations and plan assets for the most recent two years for all plans combined:

	Pension Benefits		Other Postretirement Benefits	
	2007	2006	2007	2006
Change in benefit obligation:				
Net benefit obligation at beginning of year	$10,396	$10,247	$3,330	$3,297
Service cost	163	157	106	99
Interest cost	603	562	192	183
Plan participants' contributions	—	—	23	22
Actuarial loss (gain)	(143)	7	(142)	(95)
Curtailments/settlements	7	3	—	—
Special accounting costs	1	3	—	—
Gross benefits paid	(600)	(583)	(180)	(184)
Federal subsidy on benefits paid	—	—	6	8
Net benefit obligation at end of year	$10,427	$10,396	$3,335	$3,330
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 9,645	$ 9,060	$1,512	$1,341
Actual return on plan assets	553	1,145	82	168
Employer contributions	36	23	179	165
Plan participants' contributions	—	—	23	22
Gross benefits paid	(600)	(583)	(180)	(184)
Fair value of plan assets at end of year	$ 9,634	$ 9,645	$1,616	$1,512

Exelon presents its benefit obligations and plan assets net on its balance sheet within the following line items:

	Pension Benefits As of December 31,		Other Postretirement Benefits As of December 31,	
	2007	2006	2007	2006
Other current liabilities	$ 16	$ 4	$ 2	$ 1
Pension obligations	777	747	—	—
Non-pension postretirement benefit obligations	—	—	1,717	1,817
Unfunded status (net benefit obligation less plan assets)	$793	$751	$1,719	$1,818

(Dollars in millions, except per share data unless otherwise noted)

Funding is based upon actuarially determined contributions that take into account the minimum contribution required under ERISA, as amended, for the pension plans and the amount deductible for income tax purposes for the other postretirement benefit plans. The funded status of the pension and other postretirement benefit obligations refers to the difference between plan assets and estimated obligations of the plan. The funded status may change over time due to several factors, including contribution levels, assumed discount rates and actual long-term rates of return on plan assets. Exelon made discretionary aggregate contributions of $0, $0 and approximately $2 billion to its traditional and cash balance pension plans in 2007, 2006 and 2005, respectively. The 2005 contributions were initially funded through borrowings under a short-term loan agreement, which were subsequently refinanced with long-term senior notes.

The accumulated benefit obligation (ABO) for all defined benefit pension plans was $9,600 million and $9,502 million at December 31, 2007 and 2006, respectively. On an ABO basis, the plans were funded at 100% at December 31, 2007 compared to 102% at December 31, 2006. The projected benefit obligation (PBO) for all defined benefit pension plans was $10,427 million and $10,396 million at December 31, 2007 and 2006, respectively. On a PBO basis, the plans were funded at 92% at December 31, 2007 compared to 93% at December 31, 2006. The ABO differs from the PBO in that it includes no assumption about future compensation levels.

The following table provides the PBO, ABO, and fair value of plan assets for all pension plans with an ABO in excess of plan assets.

	December 31,	
	2007	2006
Projected benefit obligation	$1,343	$1,241
Accumulated benefit obligation	1,293	1,193
Fair value of plan assets	1,061	1,020

The following table provides the PBO, ABO and fair value of all pension plans with a PBO in excess of plan assets.

	December 31,	
	2007	2006
Projected benefit obligation	$10,427	$10,396
Accumulated benefit obligation	9,600	9,502
Fair value of plan assets	9,634	9,645

(Dollars in millions, except per share data unless otherwise noted)

Net Periodic Benefit Cost, OCI, and Regulatory Assets

The following table provides the components of the net periodic benefit costs, OCI and regulatory assets for the years ended December 31, 2007, 2006 and 2005 for all plans combined. The table reflects a reduction in 2007, 2006 and 2005 net periodic postretirement benefit cost of approximately $44 million, $40 million and $40 million, respectively, related to a Federal subsidy provided under the Prescription Drug Act. This subsidy has been accounted for under FSP FAS 106-2, as described in Note 1—Significant Accounting Policies. A portion of the net periodic benefit cost is capitalized within Exelon's Consolidated Balance Sheets.

	Pension Benefits			Other Postretirement Benefits		
	2007	2006	2005	2007	2006	2005
Components of net periodic benefit cost:						
Service cost	$ 163	$ 157	$ 144	$ 106	$ 99	$ 89
Interest cost	603	562	546	192	183	175
Expected return on assets	(816)	(817)	(767)	(115)	(105)	(98)
Amortization of:						
Transition obligation (asset)	—	—	(4)	10	9	9
Prior service cost (credit)	16	16	16	(56)	(91)	(91)
Actuarial loss	148	149	121	63	87	81
Curtailment/settlement charges	5	6	—	—	—	—
Special accounting costs	1	3	—	—	—	—
Net periodic benefit cost	$ 120	$ 76	$ 56	$ 200	$ 182	$165
Changes in plan assets and benefit obligations recognized in OCI and regulatory assets:						
Current year actuarial (gain) loss	$ 127	$ —	$ —	$(109)	$ —	$—
Amortization of actuarial gain (loss)	(148)	—	—	(63)	—	—
Amortization of prior service (cost) credit	(16)	—	—	56	—	—
Amortization of transition asset (obligation)	—	—	—	(10)	—	—
Settlements	(5)	—	—	—	—	—
Change in additional minimum liability	—	1,138	10	—	—	—
Total recognized in OCI and regulatory assets	$ (42)	$1,138	$ 10	$(126)	$ —	$—

The following table provides the components of Exelon's gross accumulated other comprehensive loss and regulatory assets that have not been recognized as components of periodic benefit cost as of December 31, 2007 and 2006, respectively, for all plans combined:

	Pension Benefits		Other Postretirement Benefits	
	As of December 31,		As of December 31,	
	2007	2006	2007	2006
Transition obligation	$ —	$ —	$ 48	$ 57
Prior service cost (credit)	129	145	(223)	(279)
Actuarial loss	2,839	2,865	828	1,000
Total [a]	$2,968	$3,010	$ 653	$ 778

(Dollars in millions, except per share data unless otherwise noted)

(a) Of the $2,968 million related to pension benefits, $1,954 million and $1,014 million are included in accumulated other comprehensive income and regulatory assets, respectively, as of December 31, 2007. Of the $653 million related to other postretirement benefits, $310 million and $343 million are included in accumulated other comprehensive income and regulatory assets, respectively, as of December 31, 2007. Of the $3,010 million related to pension benefits, $2,026 million and $984 million are included in accumulated other comprehensive income and regulatory assets, respectively, as of December 31, 2006. Of the $778 million related to other postretirement benefits, $382 million and $396 million are included in accumulated other comprehensive income and regulatory assets, respectively, as of December 31, 2006.

The following table provides the components of Exelon's accumulated other comprehensive income and regulatory assets as of December 31, 2007 (included in the table above) that are expected to be amortized as components of periodic benefit cost in 2008. These estimates are subject to the completion of a valuation report of Exelon's pension and other postretirement benefit obligations. This valuation report will reflect actual census data and claims activity as of December 31, 2007 and is expected to be completed by the first quarter of 2008.

	Pension Benefits	Other Postretirement Benefits
Transition obligation	$—	$ 9
Prior service cost (credit)	14	(56)
Actuarial loss	133	53
Total (a)	$147	$ 6

(a) Of the $147 million related to pension benefits, $93 million and $54 million are included in accumulated other comprehensive income and regulatory assets, respectively, as of December 31, 2007. Of the $6 million related to other postretirement benefits, $1 million and $5 million are included in accumulated other comprehensive income and regulatory assets, respectively, as of December 31, 2007.

Assumptions

The following weighted average assumptions were used to determine the benefit obligations for all the plans at December 31, 2007, 2006 and 2005:

	Pension Benefits			Other Postretirement Benefits		
	2007 (a)	2006	2005	2007 (a)	2006	2005
Discount rate	6.20%	5.90%	5.60%	6.20%	5.85%	5.60%
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%
Mortality table	IRS required mortality table for 2008 funding valuation	RP 2000 with 10-year projection of mortality improvements	RP 2000 without projection of mortality improvements	IRS required mortality table for 2008 funding valuation	RP 2000 with 10-year projection of mortality improvements	RP 2000 without projection of mortality improvements
Health care cost trend on covered charges	N/A	N/A	N/A	8.00% decreasing to ultimate trend of 5.0% in 2014	9.00% decreasing to ultimate trend of 5.0% in 2012	8.00% decreasing to ultimate trend of 5.0% in 2010

(Dollars in millions, except per share data unless otherwise noted)

(a) Assumptions used to determine year-end 2007 benefit obligations are the assumptions used to estimate the 2008 net periodic benefit cost.

The following weighted average assumptions were used to determine the net periodic benefit costs for all the plans for the years ended December 31, 2007, 2006 and 2005:

	Pension Benefits			Other Postretirement Benefits		
	2007	2006	2005	2007	2006	2005
Discount rate	5.90%	5.60%	5.75%	5.85%	5.60%	5.75%
Expected return on plan assets	8.75%	9.00%	9.00%	7.85%(a)	8.15%(a)	8.30%(a)
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%
Mortality table	RP 2000 with 10-year projection of mortality improvements	RP 2000 without projection of mortality improvements	1983 Group Annuity Mortality Table	RP 2000 with 10-year projection of mortality improvements	RP 2000 without projection of mortality improvements	1983 Group Annuity Mortality Table
Health care cost trend on covered charges	N/A	N/A	N/A	9.00% decreasing to ultimate trend of 5.0% in 2012	8.00% decreasing to ultimate trend of 5.0% in 2010	9.00% decreasing to ultimate trend of 5.0% in 2010

(a) Not applicable for the AmerGen-sponsored other postretirement benefits plan as this plan does not have any plan assets.

Assumed health care cost trend rates have a significant effect on the costs reported for the health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects:

Effect of a one percentage point increase in assumed health care cost trend	
on 2007 total service and interest cost components	$ 48
on postretirement benefit obligation at December 31, 2007	422
Effect of a one percentage point decrease in assumed health care cost trend	
on 2007 total service and interest cost components	(39)
on postretirement benefit obligation at December 31, 2007	(349)

Plan Assets

In managing its pension and postretirement plan assets, Exelon and AmerGen utilize a diversified, strategic asset allocation to efficiently and prudently generate investment returns that will meet the objectives of the investment trusts that hold the plan assets. Asset / Liability studies are utilized to determine the specific asset allocations for the trusts. In general, Exelon's and AmerGen's investment strategy reflects the belief that over the long term, equities are expected to outperform fixed-income investments. The long-term nature of the pension and other postretirement benefit obligations make the related trusts well-suited to bear the risk of added volatility associated with equity securities (approximately 60%), and, accordingly, the asset allocations of the trusts usually reflect a higher allocation to equities as compared to fixed-income securities (approximately 40%). On a quarterly

(Dollars in millions, except per share data unless otherwise noted)

basis, Exelon reviews the actual asset allocations and follows a rebalancing procedure in order to remain within an allowable range of these targeted percentages. Non-U.S. equity securities are used to diversify some of the volatility of the U.S. equity market while providing comparable long-term returns. Alternative asset classes, which are included in the equity securities and real estate asset categories below, may be utilized for additional diversification and return potential when appropriate. In the pension trusts, Exelon generally maintains approximately 10% of its plan assets in alternative asset classes. Exelon's and AmerGen's investment guidelines limit the amount of allowed exposure to investments in more volatile sectors.

In selecting the expected rate of return on plan assets, Exelon considers historical returns for the types of investments that its plans hold in addition to expectations regarding future returns. Historical returns and volatilities are modeled to determine asset allocations that best meet the objectives of the investment trusts that hold the plan assets. A change in the strategy of the asset allocations could significantly impact the expected rate of return on plan assets and related costs.

Exelon's and AmerGen's pension plan weighted average asset allocations at December 31, 2007 and 2006 and target allocation for 2007 were as follows:

Asset Category	Target Allocation at December 31, 2007	Percentage of Plan Assets at December 31, 2007	2006
Equity securities	60-65%	59%	62%
Debt securities	35-40	36	34
Real estate	0-5	5	4
Total		100%	100%

Exelon's other postretirement benefit plan weighted average asset allocations at December 31, 2007 and 2006 and target allocation for 2007 were as follows:

Asset Category	Target Allocation at December 31, 2007	Percentage of Plan Assets at December 31, 2007	2006
Equity securities	60-65%	62%	63%
Debt securities	35-40	37	35
Real estate	—	1	2
Total		100%	100%

Exelon's and AmerGen's defined benefit pension plans and postretirement benefit plans do not directly hold shares of Exelon common stock.

(Dollars in millions, except per share data unless otherwise noted)

Estimated Future Benefit Payments

Estimated future benefit payments to participants in all of the pension plans and postretirement benefit plans as of December 31, 2007 were:

	Pension Benefits	Other Postretirement Benefits (a)
2008	$ 634	$ 173
2009	584	183
2010	592	191
2011	610	199
2012	626	203
2013 through 2017	3,499	1,116
Total estimated future benefits payments through 2017	$6,545	$2,065

(a) Estimated future benefit payments do not reflect an anticipated Federal subsidy provided through the Prescription Drug Act. The Federal subsidies to be received by Exelon in the years 2008, 2009, 2010, 2011, 2012 and from 2013 through 2017 are estimated to be $9 million, $10 million, $11 million, $12 million, $13 million and $85 million, respectively.

Contributions

Exelon expects to contribute approximately $111 million to the benefit plans in 2008, of which Generation, ComEd and PECO expect to contribute $60 million, $7 million and $32 million, respectively. These estimates are subject to the completion of a valuation report of Exelon's pension and other postretirement benefit obligations. This valuation report will reflect actual census data and claims activity as of December 31, 2007 and is expected to be completed by the first quarter of 2008.

401(k) Savings Plan (Exelon, Generation, ComEd and PECO)

Exelon, Generation, ComEd and PECO participate in a 401(k) savings plan sponsored by Exelon. The plan allows employees to contribute a portion of their pre-tax income in accordance with specified guidelines. Exelon, Generation, ComEd and PECO match a percentage of the employee contribution up to certain limits. The cost of matching contributions to the savings plan totaled the following:

For the Years Ended	Exelon	Generation	ComEd	PECO
2007	$63	$30	$18	$6
2006	60	30	17	6
2005	58	28	17	6

16. Preferred Securities

At December 31, 2007 and 2006, Exelon was authorized to issue up to 100,000,000 shares of preferred stock, none of which was outstanding.

Preferred and Preference Stock of Subsidiaries

At December 31, 2007 and 2006, ComEd prior preferred stock and ComEd cumulative preference stock consisted of 850,000 shares and 6,810,451 shares authorized, respectively, none of which was outstanding.

(Dollars in millions, except per share data unless otherwise noted)

At December 31, 2007 and 2006, cumulative preferred stock of PECO, no par value, consisted of 15,000,000 shares authorized and the outstanding amounts set forth below. Shares of preferred stock have full voting rights, including the right to cumulate votes in the election of directors.

		December 31,			
	Redemption Price [(a)]	2007	2006	2007	2006
		Shares Outstanding		Dollar Amount	
Series (without mandatory redemption)					
$4.68 (Series D)	$104.00	150,000	150,000	$15	$15
$4.40 (Series C)	112.50	274,720	274,720	27	27
$4.30 (Series B)	102.00	150,000	150,000	15	15
$3.80 (Series A)	106.00	300,000	300,000	30	30
Total preferred stock		874,720	874,720	$87	$87

(a) Redeemable, at the option of PECO, at the indicated dollar amounts per share, plus accrued dividends.

17. Common Stock

At December 31, 2007 and 2006, Exelon's common stock without par value consisted of 2,000,000,000 shares authorized and 660,879,188 and 669,863,391 shares outstanding, respectively. At December 31, 2007 and 2006, ComEd's common stock with a $12.50 par value consisted of 250,000,000 shares authorized and 127,016,519 shares outstanding. At December 31, 2007 and 2006, PECO's common stock without par value consisted of 500,000,000 shares authorized and 170,478,507 shares outstanding.

At December 31, 2007 and 2006, ComEd had 75,248 and 75,486 warrants, respectively, outstanding to purchase ComEd common stock. The warrants entitle the holders to convert such warrants into common stock of ComEd at a conversion rate of one share of common stock for three warrants. At December 31, 2007 and 2006, 25,083 and 25,162, respectively, shares of common stock were reserved for the conversion of warrants.

Share Repurchases

Repurchased shares are held as treasury shares and recorded at cost.

Share Repurchase Program. In April 2004, Exelon's Board of Directors approved a discretionary share repurchase program that allows Exelon to repurchase shares of its common stock on a periodic basis in the open market. The share repurchase program is intended to mitigate, in part, the dilutive effect of shares issued under Exelon's employee stock option plan and Exelon's Employee Stock Purchase Plan (ESPP). The aggregate value of the shares of common stock repurchased pursuant to the program cannot exceed the economic benefit received after January 1, 2004 due to stock option exercises and share purchases pursuant to Exelon's ESPP. The economic benefit consists of the direct cash proceeds from purchases of stock and the tax benefits associated with exercises of stock options. The 2004 share repurchase program has no specified limit on the number of shares that may

(Dollars in millions, except per share data unless otherwise noted)

be repurchased and no specified termination date. Any shares repurchased are held as treasury shares unless cancelled or reissued at the discretion of Exelon's management. During 2007 and 2006, 0.6 million shares and 3.2 million shares, respectively, of common stock were purchased under this share repurchase program for $37 million and $186 million, respectively.

On August 31, 2007, Exelon's Board of Directors approved a share repurchase program for up to $1.25 billion of Exelon's outstanding common stock. As part of its value return policy, Exelon uses share repurchases from time to time to return cash or balance sheet capacity to Exelon shareholders after funding maintenance capital and other commitments and in the absence of higher value-added growth opportunities. On September 4, 2007, Exelon entered into agreements with two investment banks to repurchase a total of $1.25 billion of Exelon's common shares under an accelerated share repurchase (ASR) program. In accordance with EITF 99-7, "Accounting for an Accelerated Share Repurchase Program," Exelon accounts for the ASR program as two distinct transactions, as shares of common stock acquired in a treasury stock transaction and as a forward contract indexed to Exelon's own common stock.

The ASR agreements include a pricing collar, which establishes a minimum and maximum number of shares that can be repurchased. On September 20 and 21, 2007, Exelon received the minimum number of shares, as determined by the ASR agreements, which amounted to 15.1 million shares. These initial shares were recorded as treasury stock, at cost, for $1.17 billion.

Exelon accounts for the forward contract in accordance with EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," which requires the contract be initially measured at fair value, reported in permanent equity and subsequently accounted for based on its equity classification. The fair value of the forward contract was estimated to be $79 million as of December 31, 2007. The ultimate settlement of the forward contract will be based on changes in the price of Exelon's common stock from September 24, 2007 through the date of settlement, which is expected to occur in the first quarter of 2008. Each ASR agreement provides that Exelon is not required to make any additional cash payment or deliver or return any shares upon settlement of the forward contract to the investment banks in this transaction. The forward contract will be settled, and additional shares will be received, if any, in the first quarter of 2008.

On December 19, 2007, Exelon's Board of Directors authorized a new share repurchase program of up to $500 million of Exelon's outstanding common stock.

Under all the share repurchase programs, 28.3 million shares of common stock are held as treasury stock with a cost of $1.8 billion as of December 31, 2007. During 2007 and 2006, Exelon repurchased 15.7 million shares and 3.2 million shares, respectively, of common stock under the share repurchase programs for $1.2 billion and $186 million, respectively.

Other Share Repurchases. During 2005, Exelon repurchased 0.2 million shares of common stock from a retired executive for $8 million.

(Dollars in millions, except per share data unless otherwise noted)

Stock-Based Compensation Plans

Exelon grants stock-based awards through its Long-Term Incentive Plan (LTIP), which primarily includes performance share awards, stock options and restricted stock units. At December 31, 2007, there were approximately 26 million shares authorized for issuance under the LTIP.

The following table presents the stock-based compensation expense included in Exelon's Consolidated Statements of Operations during the years ended December 31, 2007, 2006 and 2005:

	Year Ended December 31,		
Components of Stock-Based Compensation Expense	**2007**	**2006**	**2005**
Performance shares	$ 76	$ 84	$ 49
Stock options	34	39	—
Restricted stock units	13	3	5
Other stock-based awards	2	2	3
Total stock-based compensation included in operating and maintenance expense	125	128	57
Income tax benefit	(48)	(48)	(23)
Total after-tax stock-based compensation expense	$ 77	$ 80	$ 34

The following table presents stock-based compensation expense (pre-tax) during the years ended December 31, 2007, 2006 and 2005:

	Year Ended December 31,		
Subsidiaries	**2007**	**2006**	**2005**
Generation	$ 47	$ 48	$21
ComEd	8	12	2
PECO	5	3	1
Other (a)	65	65	33
Total	$125	$128	$57

(a) Primarily represents stock-based compensation charged to the Exelon Business Services Company, LLC and billed to Exelon's subsidiaries through intercompany allocations.

There were no significant stock-based compensation costs capitalized during the years ended December 31, 2007, 2006 and 2005.

Exelon receives a tax deduction based on the intrinsic value of the award on the exercise date for stock options and distribution date for performance share awards and restricted stock units. For each award, throughout the requisite service period, Exelon recognizes the tax benefit related to compensation costs recognized in accordance with FASB Statement No. 123 (revised 2004), "Share-Based Payment" (SFAS No. 123-R). The tax deductions in excess of the benefits recorded throughout

(Dollars in millions, except per share data unless otherwise noted)

the requisite service period are recorded to common stock and are included in other financing activities within Exelon's Consolidated Statements of Cash Flows. The following table presents information regarding Exelon's tax benefits during the years ended December 31, 2007, 2006 and 2005:

	Year Ended December 31,		
	2007	2006	2005
Realized tax benefit when exercised/distributed:			
Stock options	$93	$68	$77
Restricted stock units	7	9	1
Performance share awards	28	20	16
Stock deferral plan	25	2	6
Excess tax benefits included in other financing activities of Exelon's Consolidated Statement of Cash Flows:			
Stock options	77	53	(a)
Restricted stock units	4	4	(a)
Performance share awards	1	2	(a)
Stock deferral plan	15	1	(a)

(a) Prior to SFAS No. 123-R, Exelon presented these benefits as operating cash flows in Exelon's Consolidated Statement of Cash Flows.

Stock Options

Non-qualified stock options to purchase shares of Exelon's common stock are granted under the LTIP. The exercise price of the stock options is equal to the fair market value of the underlying stock on the date of option grant. Stock options granted under the LTIP generally become exercisable upon a specified vesting date. During the years ended December 31, 2007, 2006 and 2005, exercised stock options were issued from authorized but unissued common stock shares. All stock options expire ten years from the date of grant. The vesting period of stock options outstanding as of December 31, 2007 generally ranged from three years to four years. The value of stock options at the date of grant is either amortized through expense or capitalized over the requisite service period using the straight-line method. For stock options granted to retirement-eligible employees, the value of the stock option is recognized immediately on the date of grant.

Exelon grants most of its stock options in the first quarter of each year. Stock options granted during the remaining quarters of 2007, 2006 and 2005 were not material.

(Dollars in millions, except per share data unless otherwise noted)

The fair value of each option is estimated on the date of grant using the Black-Scholes-Merton option-pricing model. The following table presents the weighted average assumptions used in the pricing model for grants and the resulting weighted average grant date fair value of stock options granted for the years ended December 31, 2007, 2006 and 2005:

	Year Ended December 31,		
	2007	2006	2005
Dividend yield	2.94%	3.2%	3.6%
Expected volatility	22.0%	25.5%	18.1%
Risk-free interest rate	4.71%	4.27%	3.83%
Expected life (years)	6.25	6.25	6.25
Weighted average grant date fair value	$13.05	$13.22	$6.33

The dividend yield is based on several factors, including Exelon's most recent dividend payment at the grant date and the average stock price over the previous year. Expected volatility is based on implied volatilities of traded stock options in Exelon's common stock and historical volatility over the estimated expected life of the stock options. The risk-free interest rate for a security with a term equal to the expected life is based on a yield curve constructed from U.S. Treasury strips at the time of grant. The expected life represents the period of time the stock options are expected to be outstanding and is based on the "simplified method". Exelon uses historical data to estimate employee forfeitures, which are compared to actual forfeitures on a quarterly basis and adjusted as necessary.

The following table presents information with respect to stock option activity during the year ended December 31, 2007:

	Shares	Weighted Average Exercise Price (per share)	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Balance of shares outstanding at December 31, 2006	19,375,110	$37.35		
Options granted	1,139,900	59.96		
Options exercised	(5,909,494)	31.45		
Options forfeited/cancelled	(654,818)	47.17		
Balance of shares outstanding at December 31, 2007	13,950,698	41.26	6.16	$563,392,567
Exercisable at December 31, 2007 (a)	8,160,044	36.74	5.29	366,393,403

(a) Includes stock options issued to retirement-eligible employees.

(Dollars in millions, except per share data unless otherwise noted)

The following table summarizes additional information regarding stock options exercised during the years ended December 31, 2007, 2006 and 2005:

Stock Options Exercised	Year Ended December 31, 2007	2006	2005
Intrinsic value [(a)]	$231	$170	$191
Cash received for exercise price	186	171	209

(a) The difference between the market value on the date of exercise and the strike price.

The following table summarizes Exelon's nonvested stock option activity for the year ended December 31, 2007:

	Shares	Weighted Average Exercise Price (per share)
Nonvested at December 31, 2006	10,539,061	$38.56
Granted	1,139,900	59.96
Vested	(5,312,250)	40.04
Forfeited	(576,057)	48.41
Nonvested at December 31, 2007	5,790,654	$47.61

As of December 31, 2007, $28 million of total unrecognized compensation costs related to nonvested stock options are expected to be recognized over the remaining weighted-average period of 2.05 years. The total grant date fair value of stock options vested, including the capitalized amount, during the years ended December 31, 2007, 2006 and 2005 was $35 million, $41 million and $23 million, respectively.

Restricted Stock Units

Exelon grants restricted stock units under the LTIP. Beginning in January 2007, Exelon began granting certain managers restricted stock units in lieu of stock options. Prior to 2007, Exelon utilized restricted stock units on a limited basis primarily to compensate executive management. In accordance with SFAS No. 123-R, the cost of services received from employees in exchange for the issuance of restricted stock units is required to be measured based on the grant date fair value of the restricted stock unit issued. The value of the restricted stock units at the date of grant is either amortized through expense over the requisite service period using the straight-line method or capitalized. The requisite service period for restricted stock units is generally three to five years. However, certain restricted stock unit awards become fully vested upon the employee reaching retirement-eligibility. The value of the restricted stock units granted to retirement-eligible employees is either recognized immediately upon the date of grant or through the date at which the employee reaches retirement eligibility. Exelon uses historical data to estimate employee forfeitures, which are compared to actual forfeitures on a quarterly basis and adjusted if necessary.

(Dollars in millions, except per share data unless otherwise noted)

The following table summarizes Exelon's nonvested restricted stock unit activity for the year ended December 31, 2007:

	Shares	Weighted Average Grant Date Fair Value (per share)
Nonvested at December 31, 2006	608,508	$39.78
Granted	476,469	63.89
Distributed	(266,740)	32.86
Forfeited	(65,490)	42.85
Undistributed vested awards [(a)]	(69,619)	59.96
Nonvested at December 31, 2007	683,128	$56.95

(a) Represents restricted stock units granted to retirement-eligible participants in 2007.

As of December 31, 2007 and 2006, Exelon had obligations related to outstanding restricted stock units not yet settled of $19 million and $13 million, respectively, which are included in common stock in Exelon's Consolidated Balance Sheets. During the year ended December 31, 2007, Exelon settled restricted stock units with fair value totaling $18 million. As of December 31, 2007, $24 million of total unrecognized compensation costs related to nonvested restricted stock units are expected to be recognized over the remaining weighted-average period of 2.22 years.

Performance Share Awards

Exelon grants performance share awards under the LTIP. The number of performance shares granted is determined based on the performance of Exelon's common stock relative to certain stock market indices during the three year period through the end of the year of grant. These performance share awards generally vest and settle over a three year period. The holders of performance share awards receive shares of common stock and/or cash annually during the vesting period. Participants are eligible for partial or full distributions in cash if they meet certain stock ownership requirements.

Performance share awards to be settled in stock are recorded as common stock within the Consolidated Balance Sheets and are recorded at fair value at the date of grant. The grant date fair value of equity classified performance share awards granted during the year ended December 31, 2007 was estimated using historical data for the previous two plan years and a Monte Carlo simulation model for the current plan year. This model requires assumptions regarding Exelon's total shareholder return relative to certain stock market indices and the stock beta and volatility of Exelon's common stock and all stocks represented in these indices. Volatility for Exelon and all comparator companies is based on historical volatility over one year using daily stock price observation. Performance share awards expected to be settled in cash are recorded as liabilities within the Consolidated Balance Sheets. The grant date fair value of liability classified performance share awards granted during the

(Dollars in millions, except per share data unless otherwise noted)

twelve months ended December 31, 2007 was based on historical data for the previous two plan years and actual results for the current plan year. The liabilities are remeasured each reporting period throughout the requisite service period and as a result, the compensation costs for cash settled awards are subject to volatility.

For non retirement-eligible employees, stock-based compensation costs are accrued and recognized over the vesting period of three years using the graded-vesting method, a method in which the compensation cost is recognized over the requisite service period for each separately vesting tranche of the award as though the award were multiple awards. For performance shares granted to retirement-eligible employees, the value of the performance shares is recognized ratably throughout the year of grant.

The following table summarizes Exelon's nonvested performance share awards activity for the year ended December 31, 2007:

	Shares	Weighted Average Grant Date Fair Value (per share)
Nonvested at December 31, 2006 (a)	1,276,575	$58.55
Granted	1,078,767	59.94
Distributed	(633,600)	58.58
Forfeited	(161,922)	59.67
Undistributed vested awards (b)	(298,845)	59.96
Nonvested at December 31, 2007 (a)	1,260,975	$59.24

(a) Excludes 342,803 and 532,891 of performance share awards issued to retirement-eligible employees at December 31, 2006 and December 31, 2007, respectively, as they are fully vested.
(b) Represents performance share awards granted to retirement-eligible participants in 2007.

During the year ended December 31, 2007, Exelon settled performance shares with a fair value totaling $65 million, of which $39 million was paid in cash. As of December 31, 2007, $21 million of total unrecognized compensation costs related to nonvested performance shares are expected to be recognized over the remaining weighted-average period of 1.77 years.

The following table presents the balance sheet classification of obligations related to outstanding performance share awards not yet settled:

Obligation Related to Outstanding Performance Share Awards	As of December 31, 2007	2006
Current liabilities (a)	$ 48	$38
Deferred credits and other liabilities (b)	35	27
Common stock	27	30
Total	$110	$95

(a) Represents the current liability related to performance share awards expected to be settled in cash.
(b) Represents the long-term liability related to performance share awards expected to be settled in cash.

(Dollars in millions, except per share data unless otherwise noted)

Stock Deferral Plan

Prior to January 1, 2007, Exelon management had the ability to defer the receipt of certain distributions of stock from Exelon's stock-based compensation programs into the Exelon Corporation Stock Deferral Plan. In December 2006, the Compensation Committee of Exelon's Board of Directors approved a proposal to discontinue deferrals to the deferred stock plan. Additionally, active participants in the plans were provided a one-time election to take a full distribution of all deferred stock in the third quarter of 2007. Exelon distributed 248,633 shares of Exelon common stock valued at $17 million and cash settled 435,245 shares for $31 million on July 31, 2007 to the participants that elected to receive a lump sum distribution in the third quarter of 2007. At December 31, 2007 and 2006, Exelon had obligations at historical cost related to this plan of $20 million and $30 million, respectively, which are included in common stock in Exelon's Consolidated Balance Sheets.

2005 Pro Forma Information

Prior to January 1, 2006, Exelon accounted for stock-based awards under the intrinsic-value method of Accounting Principles Board (APB) No. 25, "Accounting for Stock Issued to Employees" (APB No. 25). This method under APB No. 25 resulted in no expense being recorded for stock option grants in 2005. On January 1, 2006, Exelon adopted SFAS No. 123-R, which replaces SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123) and supersedes APB No. 25. SFAS No. 123-R requires that the cost of stock-based compensation be recognized in the financial statements.

The table below shows the effect on Exelon's net income and earnings per share had Exelon elected to account for all of its stock-based compensation plans using the fair-value method under SFAS No. 123 for the year ended December 31, 2005:

	Year Ended December 31, 2005
Net income—as reported	$ 923
Add: Stock-based compensation expense included in reported net income, net of income taxes	34
Deduct: Total stock-based compensation expense determined under fair-value method for all awards, net of income taxes [(a)]	(48)
Pro forma net income	$ 909
Earnings per share:	
Basic—as reported	$1.38
Basic—pro forma	1.36
Diluted—as reported	1.36
Diluted—pro forma	1.35

(a) The fair value of stock options granted was estimated using a Black-Scholes-Merton option-pricing model.

(Dollars in millions, except per share data unless otherwise noted)

Undistributed Losses of Equity Method Investments

Exelon, Generation, ComEd and PECO had undistributed losses of equity method investments of $497 million, $7 million, $67 million and $57 million, respectively, at December 31, 2007 and $391 million, $16 million, $52 million and $51 million, respectively, at December 31, 2006. See Note 20—Supplemental Financial Information for further detail on the Registrants' equity method investments.

18. Earnings Per Share

Diluted earnings per share are calculated by dividing net income by the weighted average number of shares of common stock outstanding, including shares to be issued upon exercise of stock options outstanding under Exelon's stock option plans considered to be common stock equivalents. The following table sets forth the computation of basic and diluted earnings per share and shows the effect of these stock options on the weighted average number of shares outstanding used in calculating diluted earnings per share:

	2007	2006	2005
Income from continuing operations	$2,726	$1,590	$951
Income (loss) from discontinued operations	10	2	14
Income before cumulative effect of changes in accounting principles	2,736	1,592	965
Cumulative effect of changes in accounting principles	—	—	(42)
Net income	$2,736	$1,592	$923
Average common shares outstanding—basic	670	670	669
Assumed exercise of stock-based awards	6	6	7
Average common shares outstanding—diluted	676	676	676

The number of stock-based awards not included in the calculation of diluted common shares outstanding due to their antidilutive effect was 0, 3 million and 0 for 2007, 2006 and 2005 respectively.

19. Commitments and Contingencies

Nuclear Insurance

The Price-Anderson Act limits the liability of nuclear reactor owners for claims that could arise from a single incident. As of December 31, 2007, the current limit was $10.76 billion and is subject to change to account for the effects of inflation and changes in the number of licensed reactors. As required by the Price-Anderson Act, Generation carries the maximum available amount of nuclear liability insurance (currently $300 million for each operating site) and the remaining $10.46 billion is provided through mandatory participation in a financial protection pool. Under the Price-Anderson Act, all nuclear reactor licensees can be assessed a maximum charge per reactor per incident. The maximum assessment for each nuclear operator per reactor per incident (including a 5% surcharge) is $100.6 million, payable at no more than $15 million per reactor per incident per year. This assessment

(Dollars in millions, except per share data unless otherwise noted)

is subject to inflation adjustment and state premium taxes. In August 2008, it is anticipated the $100.6 million and $15 million maximum assessments will be adjusted due to inflation. The Price-Anderson Amendments Act, as amended, requires an inflation adjustment be made at least once each 5 years. The last inflation adjustment occurred in August 2003. In addition, the United States Congress could impose revenue-raising measures on the nuclear industry to pay claims. The Price-Anderson Act was extended to December 31, 2025 under the Energy Policy Act.

Generation is a member of an industry mutual insurance company, Nuclear Electric Insurance Limited (NEIL), which provides property damage, decontamination and premature decommissioning insurance for each station for losses resulting from damage to its nuclear plants, either due to accidents or acts of terrorism. In the event of an accident, insurance proceeds must first be used for reactor stabilization and site decontamination. If the decision is made to decommission the facility, a portion of the insurance proceeds will be allocated to a fund, which Generation is required by the NRC to maintain, to provide for decommissioning the facility. Generation is unable to predict the timing of the availability of insurance proceeds to Generation and the amount of such proceeds that would be available. Under the terms of the various insurance agreements, Generation could be assessed up to $172 million for losses incurred at any plant insured by the insurance companies. In the event that one or more acts of terrorism cause accidental property damage within a twelve-month period from the first accidental property damage under one or more policies for all insured plants, the maximum recovery for all losses by all insureds will be an aggregate of $3.2 billion plus such additional amounts as the insurer may recover for all such losses from reinsurance, indemnity and any other source, applicable to such losses. The $3.2 billion maximum recovery limit is not applicable, however, in the event of a "certified act of terrorism" as defined in the Terrorism Risk Insurance Act of 2002, as amended by the Terrorism Risk Insurance Program Reauthorization Act of 2007. The Terrorism Risk Insurance Act expires on December 31, 2014.

Additionally, NEIL provides replacement power cost insurance in the event of a major accidental outage at an insured nuclear station. The premium for this coverage is subject to assessment for adverse loss experience. Generation's maximum share of any assessment is $46 million per year. Recovery under this insurance for terrorist acts is subject to the $3.2 billion aggregate limit and secondary to the property insurance described above. This limit would also not apply in cases of certified acts of terrorism under the Terrorism Risk Insurance Act of 2002, as amended by the Terrorism Risk Insurance Program Reauthorization Act of 2007, as described above.

In addition, Generation participates in the Master Worker Program, which provides coverage for worker tort claims filed for bodily injury caused by a nuclear energy accident. This program was modified, effective January 1, 1998, to provide coverage to all workers whose "nuclear-related employment" began on or after the commencement date of reactor operations. Generation will not be liable for a retrospective assessment under this new policy; however, in the event losses incurred under the small number of policies in the old program exceed accumulated reserves, a maximum retroactive assessment of up to $50 million could apply.

For its insured losses, Exelon is self-insured to the extent that losses are within the policy deductible or exceed the amount of insurance maintained. Such losses could have a material adverse effect on Exelon's financial condition, results of operations and liquidity.

(Dollars in millions, except per share data unless otherwise noted)

Energy Commitments

Generation's wholesale operations include the physical delivery and marketing of power obtained through its generation capacity, and long-, intermediate- and short-term contracts. Generation maintains a net positive supply of energy and capacity, through ownership of generation assets and power purchase and lease agreements, to protect it from the potential operational failure of one of its owned or contracted power generating units. Generation has also contracted for access to additional generation through bilateral long-term PPAs. These agreements are firm commitments related to power generation of specific generation plants and/or are dispatchable in nature. Generation enters into PPAs with the objective of obtaining low-cost energy supply sources to meet its physical delivery obligations to its customers. Generation has also purchased firm transmission rights to ensure that it has reliable transmission capacity to physically move its power supplies to meet customer delivery needs. The primary intent and business objective for the use of its capital assets and contracts is to provide Generation with physical power supply to enable it to deliver energy to meet customer needs. Generation primarily uses financial contracts in its wholesale marketing activities for hedging purposes. Generation also uses financial contracts to manage the risk surrounding trading for profit activities.

Generation has entered into bilateral long-term contractual obligations for sales of energy to load-serving entities, including electric utilities, municipalities, electric cooperatives and retail load aggregators. Generation also enters into contractual obligations to deliver energy to wholesale market participants who primarily focus on the resale of energy products for delivery. Generation provides delivery of its energy to these customers through rights for firm transmission.

At December 31, 2007, Generation had long-term commitments, relating to the purchase from and sale to unaffiliated utilities and others of energy, capacity and transmission rights as indicated in the following tables:

	Net Capacity Purchases (a)	Power Only Purchases	Power Only Sales	Transmission Rights Purchases (b)
2008	$ 335	$473	$3,371	$ 2
2009	291	38	1,486	—
2010	316	18	277	—
2011	324	48	27	—
2012	321	18	28	—
Thereafter	1,848	207	29	—
Total	$3,435	$802	$5,218	$ 2

(a) Net capacity purchases include tolling agreements that are accounted for as operating leases. Amounts presented in the commitments represent Generation's expected payments under these arrangements at December 31, 2007. Expected payments include certain capacity charges which are contingent on plant availability.

(b) Transmission rights purchases include estimated commitments in 2008 for additional transmission rights that will be required to fulfill firm sales contracts.

On April 4, 2007, Generation agreed to sell its rights to 942 MWs of capacity, energy, and ancillary services supplied from its existing long-term contract with Tenaska Georgia Partners, LP through a

(Dollars in millions, except per share data unless otherwise noted)

tolling agreement with Georgia Power, a subsidiary of Southern Company, commencing June 1, 2010 and lasting for 20 years. The transaction was approved by the Georgia Public Service Commission (GPSC) in October of 2007. Exelon and Generation recognized a non-cash after-tax loss of approximately $72 million during the fourth quarter of 2007, which is included in purchased power on Exelon's and Generation's Consolidated Statements of Operations. The transaction provides Generation with approximately $43 million in annual revenue in the form of capacity payments over the term of the tolling agreement.

On October 15, 2007, Generation entered into an agreement (Termination Agreement) with State Line Energy, L.L.C. (State Line), an indirect wholly owned subsidiary of Dominion Resources Inc., to terminate the Power Purchase Agreement dated as of April 17, 1996 (as amended, the State Line PPA) between State Line and Generation relating to the State Line generating facility in Hammond, Indiana. Under the State Line PPA, Generation controlled 515 MW of electric energy and capacity from the State Line facility. FERC approved the Termination Agreement on October 18, 2007. Further, the conditions to the effectiveness of the Termination Agreement were subsequently satisfied and Generation recorded income of approximately $223 million in the fourth quarter of 2007, which is included in operating revenues on Exelon's and Generation's Consolidated Statements of Operations.

Beginning in January 2007, ComEd began procuring all of its energy requirements for retail customers from market sources pursuant to the ICC-approved procurement auction in 2006 or from the PJM spot market. Approximately one-third of ComEd's contracts that resulted from the 2006 auction will expire in May 2008, another one-third will expire in May 2009, and the remaining contracts will expire in May 2010. Approximately 35% of the contracted supply from the 2006 auction is from Generation. Suppliers, including Generation, were limited to winning no more than 35% in either the fixed price section or the hourly price section of the auction. The Settlement Legislation enacted in Illinois in 2007 established a new competitive process for Illinois utilities to procure electricity but did not affect the contracts resulting from the 2006 auction. The new competitive process for procurement will be managed by the Illinois Power Agency (IPA) and overseen by the ICC in accordance with electricity supply procurement plans approved by the IPA. The new procurement process involving the IPA will not be fully established until later in 2008 and, in the interim, ComEd submitted to the ICC, and the ICC approved, a procurement plan for ComEd. The procurement plan and the spot market purchases discussed below will be used to secure its remaining requirements for power and other ancillary services for the period from June 2008 to May 2009. In addition to the procurement plan, ComEd will purchase energy on the spot market to meet the needs of its customers. To fulfill a requirement of the Settlement Legislation, ComEd and Generation entered into a five-year financial swap contract. This contract effectively hedges a significant portion of ComEd's spot market purchases. Beginning in 2008, ComEd will submit an annual procurement plan for approval by the IPA and will procure its remaining requirements for energy for periods subsequent to May 2009 in accordance with the approved plan. See Note 4—Regulatory Issues for further information.

PECO has a long-term PPA with Generation under which PECO obtains substantially all of its electric supply from Generation through 2010. The price for this electricity is essentially equal to the energy revenues earned from customers as specified by PECO's 1998 restructuring settlement

(Dollars in millions, except per share data unless otherwise noted)

mandated by the Competition Act. Subsequent to 2010, PECO expects to procure all of its supply from market sources, which could include Generation.

ComEd and PECO are also subject to requirements established by the Settlement Legislation and the AEPS Act, respectively, related to alternative energy resources. See Note 4—Regulatory Issues for further information.

Fuel Purchase Obligations

In addition to the energy commitments described above, Generation has commitments to purchase fuel supplies for nuclear and fossil generation and PECO has commitments to purchase natural gas and related transportation and storage capacity and services. As of December 31, 2007, these commitments were as follows:

		Expiration within			
	Total	2008	2009-2010	2011-2012	2013 and beyond
Generation	$4,818	$916	$1,667	$1,241	$994
PECO	515	174	184	99	58

Commercial Commitments

Exelon's commercial commitments as of December 31, 2007, representing commitments potentially triggered by future events, were as follows:

		Expiration within			
	Total	2008	2009-2010	2011-2012	2013 and beyond
Letters of credit (non-debt) (a)	$ 225	$225	$—	$—	$ —
Letters of credit (long-term debt)—interest coverage (b)	15	—	15	—	—
Surety bonds (c)	109	31	—	—	78
Performance guarantees (d)	303	1	3	3	296
Energy marketing contract guarantees (e)	272	242	—	25	5
Nuclear insurance premiums (f)	1,710	—	—	—	1,710
Lease guarantees (g)	141	—	4	—	137
Chicago agreement—2007 (h)	32	18	11	3	—
Midwest Generation Capacity Reservation Agreement guarantee (i)	18	4	8	6	—
Exelon New England guarantees (j)	63	1	2	2	58
Total commercial commitments	$2,888	$522	$ 43	$ 39	$2,284

(a) Letters of credit (non-debt)—Exelon and certain of its subsidiaries maintain non-debt letters of credit to provide credit support for certain transactions as requested by third parties. As of December 31, 2007, Exelon had $143 million of outstanding letters of credit (non-debt) issued under its $6.6 billion credit agreements. Guarantees of $15 million have been issued to provide support for certain letters of credit as required by third parties.

(Dollars in millions, except per share data unless otherwise noted)

(b) Letters of credit (long-term debt) interest coverage—Reflects the interest coverage portion of letters of credit supporting floating-rate pollution control bonds. The principal amount of the floating-rate pollution control bonds of $520 million is reflected in long-term debt in Exelon's Consolidated Balance Sheet.
(c) Surety bonds—Guarantees issued related to contract and commercial agreements, excluding bid bonds.
(d) Performance guarantees—Guarantees issued to ensure performance under specific contracts.
(e) Energy marketing contract guarantees—Guarantees issued to ensure performance under energy commodity contracts.
(f) Nuclear insurance premiums—Represent the maximum amount that Generation would be required to pay for retrospective premiums in the event of nuclear disaster at any domestic site under the Secondary Financial Protection pool as required under the Price-Anderson Act.
(g) Lease guarantees—Guarantees issued to ensure payments on building leases.
(h) Chicago agreement—2007—In December 2007, ComEd entered into an agreement with the City of Chicago. Under the terms of the agreement, ComEd will pay $55 million over six years, of which $23 million was paid in December 2007. See Note 4 of the Combined Notes to Consolidated Financial Statements for further details on the City of Chicago Settlement.
(i) Midwest Generation Capacity Reservation Agreement guarantee—In connection with ComEd's agreement with the City of Chicago entered into on February 20, 2003, Midwest Generation assumed from Chicago a Capacity Reservation Agreement that Chicago had entered into with Calumet Energy Team, LLC. ComEd has agreed to reimburse Chicago for any nonperformance by Midwest Generation under the Capacity Reservation Agreement. Under FIN 45, $2 million is included as a liability on Exelon's Consolidated Balance Sheets at December 31, 2007.
(j) Exelon New England guarantees—Mystic Development LLC (Mystic), a former affiliate of Exelon New England, has a long-term agreement through January 2020 with Distrigas of Massachusetts Corporation (Distrigas) for gas supply, primarily for the Boston Generating units. Under the agreement, gas purchase prices from Distrigas are indexed to the New England gas markets. Exelon New England has guaranteed Mystic's financial obligations to Distrigas under the long-term supply agreement. Exelon New England's guarantee to Distrigas remained in effect following the transfer of ownership interest in Boston Generating in May 2004. Under FIN 45, approximately $12 million and $1 million are included as a noncurrent liability and current liability, respectively, within the Consolidated Balance Sheets of Generation as of December 31, 2007 related to this guarantee. The terms of the guarantee do not limit the potential future payments that Exelon New England could be required to make under the guarantee. Other guarantees associated with Exelon New England included in current liabilities total less than $1 million.

Construction Commitments

Under their operating agreements with PJM, ComEd and PECO are committed to construct transmission facilities. ComEd and PECO will work with PJM to continue to evaluate the scope and timing of any required construction projects. ComEd's and PECO's estimated commitments are as follows:

	Total	2008	2009	2010	2011	2012
ComEd	$ 82	$31	$11	$ 9	$15	$16
PECO	137	20	56	28	26	7

(Dollars in millions, except per share data unless otherwise noted)

Leases

Minimum future operating lease payments, including lease payments for vehicles, real estate, computers, rail cars, operating equipment and office equipment, as of December 31, 2007 were:

	Exelon
2008	$ 69
2009	62
2010	59
2011	57
2012	55
Remaining years	453
Total minimum future lease payments	$755 (a)

(a) Excludes Generation's tolling agreements that are accounted for as contingent operating lease payments.

Exelon's rental expense under operating leases was as follows:

	Exelon (a)
2007	$869
2006	776
2005	857

(a) Includes Generation's tolling agreements that are accounted for as operating leases and are reflected as net capacity purchases in the energy commitments table above. These agreements are considered contingent operating lease payments and are not included in the minimum future operating lease payments table above. Payments made under Generation's tolling agreements totaled $785 million, $698 million and $768 million during 2007, 2006 and 2005, respectively.

For information regarding capital lease obligations, see Note 11—Debt and Credit Agreements.

Rate Relief Commitments

In connection with the Settlement Legislation, Exelon committed to contribute approximately $800 million to rate relief programs over four years and partial funding for the IPA. ComEd committed to continue its $64 million rate relief package previously announced, whereby $11 million of rate relief credits had been provided by ComEd to its customers prior to June 14, 2007. Generation committed an aggregate of $747 million, with $435 million available to pay ComEd for rate relief programs for ComEd customers, $307.5 million available for rate relief programs for customers of other Illinois utilities, and $4.5 million available for partially funding operations of the IPA. The following table shows, by year, the estimated cash outlays to be contributed to rate relief by Generation, the estimated credits to customers funded by ComEd and the estimated cash outlays for funding of other rate relief programs by ComEd. Actual contributions may differ from anticipated amounts in each of the years based on customer participation in the programs. Any contributions not used by customers in 2007 will be

(Dollars in millions, except per share data unless otherwise noted)

available under the rate relief programs in 2008 and 2009. See Note 4—Regulatory Issues for more information.

Settlement Legislation	Total	Cash Paid or Customer Credits 2007	Outstanding Commitments 2008	Outstanding Commitments 2009	Outstanding Commitments 2010
Generation	$747	$331	$277	$115	$ 24
ComEd	53	30	13	10	—
Total Settlement Legislation	$800	$361	$290	$125	$ 24
Other rate relief programs					
ComEd	11	11	—	—	—
Total rate relief	$811	$372	$290	$125	$ 24

Environmental Issues

General. The Registrants' operations have in the past and may in the future require substantial expenditures in order to comply with environmental laws. Additionally, under Federal and state environmental laws, the Registrants are generally liable for the costs of remediating environmental contamination of property now or formerly owned by them and of property contaminated by hazardous substances generated by them. The Registrants own or lease a number of real estate parcels, including parcels on which their operations or the operations of others may have resulted in contamination by substances that are considered hazardous under environmental laws. ComEd and PECO have identified 42 and 27 sites, respectively, where former manufactured gas plant (MGP) activities have or may have resulted in actual site contamination. For almost all of these sites, ComEd or PECO is one of several Potentially Responsible Parties (PRPs) which may be responsible for ultimate remediation of each location. Of these 42 sites identified by ComEd, the Illinois Environmental Protection Agency has approved the clean up of nine sites and of the 27 sites identified by PECO, the Pennsylvania Department of Environmental Protection has approved the cleanup of 14 sites. Of the remaining sites identified by ComEd and PECO, 21 and nine sites, respectively, are currently under some degree of active study and/or remediation. ComEd and PECO anticipate that the majority of the remediation at these sites will continue through at least 2015 and 2013, respectively. In addition, the Registrants are currently involved in a number of proceedings relating to sites where hazardous substances have been deposited and may be subject to additional proceedings in the future.

ComEd and Nicor Gas Company, a subsidiary of Nicor Inc. (Nicor), are parties to an interim agreement under which they cooperate in remediation activities at 38 former MGP sites for which ComEd or Nicor, or both, may have responsibility. Under the interim agreement, costs are split evenly between ComEd and Nicor pending their final agreement on allocation of costs at each site, but either party may demand arbitration if the parties cannot agree on a final allocation of costs. For most of the sites, the interim agreement contemplates that neither party will pay less than 20%, nor more than 80%

(Dollars in millions, except per share data unless otherwise noted)

of the final costs for each site. On April 17, 2006, Nicor submitted a demand for arbitration of the cost allocation for 38 MGP sites. In July 2007, ComEd and Nicor reached an agreement on the allocation of costs for the MGP sites. On January 3, 2008, ComEd and Nicor executed the definitive written agreement. The agreement is contingent upon ICC approval. Through December 31, 2007, ComEd has incurred approximately $115 million associated with remediation of the sites in question. ComEd's accrual as of December 31, 2007 for these environmental liabilities reflects the cost allocations contemplated in the agreement.

Based on the final order received in ComEd's Rate Case, beginning in 2007, ComEd is recovering from customers a provision for environmental costs for the remediation of former MGP facility sites, for which ComEd has recorded a regulatory asset. See Note 20—Supplemental Financial Information for further information regarding regulatory assets and liabilities. Pursuant to a PAPUC order, PECO is currently recovering from customers a provision for environmental costs annually for the remediation of former MGP facility sites, for which PECO has recorded a regulatory asset.

As of December 31, 2007 and 2006, Exelon had accrued the following undiscounted amounts for environmental liabilities in Other Deferred Credits and Other Liabilities within its Consolidated Balance Sheets:

	Total environmental investigation and remediation reserve	Portion of total related to MGP investigation and remediation
December 31, 2007	$132	$110
December 31, 2006	$119	$ 88

During the first quarter of 2006, a court-approved settlement was completed between PECO and various potentially responsible parties (PRPs) with the remediation of a Superfund site commonly referred to as the Metal Bank or Cottman Avenue site. As a result of this settlement, PECO reversed a $4 million reserve it had previously recorded related to the site.

The Registrants cannot reasonably estimate whether they will incur other significant liabilities for additional investigation and remediation costs at these or additional sites identified by the Registrants, environmental agencies or others, or whether such costs will be recoverable from third parties, including customers.

Section 316(b) of the Clean Water Act. In July 2004, the United States Environmental Protection Agency (EPA) issued the final Phase II rule implementing Section 316(b) of the Clean Water Act. The Clean Water Act requires that the cooling water intake structures at electric power plants reflect the best technology available to minimize adverse environmental impacts. The Phase II rule established national performance standards for reducing entrainment and impingement of aquatic organisms at existing power plants. The rule provided each facility with a number of compliance options and permits site-specific variances based on a cost-benefit analysis. The requirements were intended to be

(Dollars in millions, except per share data unless otherwise noted)

implemented through state-level National Pollutant Discharge Elimination System (NPDES) permit programs. All of Generation's power generation facilities with cooling water systems are subject to the regulations. Facilities without closed-cycle recirculating systems (e.g., cooling towers) are potentially most affected. Those facilities are Clinton, Cromby, Dresden, Eddystone, Fairless Hills, Handley, Mountain Creek, Oyster Creek, Peach Bottom, Quad Cities, Salem and Schuylkill. Since promulgation of the rule, Generation has been evaluating compliance options at its affected plants and meeting interim compliance deadlines.

On January 25, 2007, the U.S. Second Circuit Court of Appeals issued its opinion in a challenge to the final Phase II rule brought by environmental groups and several states. The court found that with respect to a number of significant provisions of the rule the EPA either exceeded its authority under the Clean Water Act, failed to adequately set forth its rationale for the rule, or failed to follow required procedures for public notice and comment. The court remanded the rule back to the EPA for revisions consistent with the court's opinion. By its action, the court invalidated compliance measures that the utility industry supported because they were cost-effective and provided existing plants with needed flexibility in selecting the compliance option appropriate to its location and operations. For example, the court found that environmental restoration does not qualify as a compliance option and site-specific compliance variances based on a cost-benefit analysis are impermissible.

The court's opinion has created significant uncertainty about the specific nature, scope and timing of the final compliance requirements. Several industry parties to the litigation sought review by the entire U.S. Court of Appeals for the Second Circuit, which was denied on July 5, 2007. On November 2, 2007, the industry parties filed petitions seeking review by the U.S. Supreme Court. The respondent environmental and state parties have until February 29, 2008 to respond to the petitions. On July 9, 2007, the EPA formally suspended the Phase II rule due to the uncertainty about the specific compliance requirements created by the court's remand of significant provisions of the rule. Until the EPA finalizes the rule on remand (which could take several years), the state permitting agencies will continue the current practice of applying their best professional judgment to address impingement and entrainment requirements at plant cooling water intake structures. Due to this uncertainty, Generation cannot estimate the effect that compliance with the Phase II rule requirements will have on the operation of its generating facilities and its future results of operations, financial condition and cash flows. If the final rule, or interim state requirements under best professional judgment, has performance standards that require the reduction of cooling water intake flow at the plants consistent with closed loop cooling systems, then the impact on the operation of the facilities and Exelon's and Generation's future results of operations, financial position and cash flows could be material.

In a pre-draft permit dated May 13, 2005 and a draft permit issued on July 19, 2005, as part of the pending NPDES permit renewal process for Oyster Creek, the NJDEP preliminarily determined that closed-cycle cooling and environmental restoration are the only viable compliance options for Section 316(b) compliance at Oyster Creek. In light of the suspension of the Phase II rule by the EPA, the NJDEP advised AmerGen that it will issue a new draft permit, and reiterated its preference for cooling towers as the best technology available in the exercise of its best professional judgment. Since

(Dollars in millions, except per share data unless otherwise noted)

the final permit has not been issued, Oyster Creek has continued to operate under the 1999 permit. Generation cannot predict with any certainty how the NJDEP will implement its best professional judgment. AmerGen has not made a determination regarding how it will comply with the Section 316(b) regulations and must first evaluate the final regulations issued by the EPA as a result of the decision of the U.S. Court of Appeals for the Second Circuit, discussed above. In addition, the cost required to retrofit Oyster Creek with closed cycle cooling could be material and could therefore negatively impact Generation's decision to operate the plant after the 316(b) matter is ultimately resolved.

In June 2001, the NJDEP issued a renewed NDPES permit for Salem, which expired in July 2006, allowing for the continued operation of Salem with its existing cooling water system. NJDEP advised PSEG in a letter dated July 12, 2004 that it strongly recommended reducing cooling water intake flow commensurate with closed-cycle cooling as a compliance option for Salem. PSEG submitted an application for a renewal of the permit on February 1, 2006. In the permit renewal application, PSEG analyzed closed-cycle cooling and other options and demonstrated that the continuation of the Estuary Enhancement Program, an extensive environmental restoration program at Salem, is the best technology to meet the Section 316(b) requirements. PSEG continues to operate Salem under the approved June 2001, NDPES permit while the NDPES permit renewal application is being reviewed. If application of the final Section 316(b) regulations ultimately requires the retrofitting of Salem's cooling water intake structure to reduce cooling water intake flow commensurate with closed-cycle cooling, Exelon's and Generation's share of the total cost of the retrofit and any resulting interim replacement power would likely be in excess of $500 million and could result in increased depreciation expense related to the retrofit investment.

Nuclear Generating Station Groundwater. On December 16, 2005 and February 27, 2006, the Illinois EPA issued violation notices to Generation alleging violations of state groundwater standards as a result of historical discharges of liquid tritium from a line at the Braidwood Nuclear Generating Station (Braidwood). In November 2005, Generation discovered that spills from the line in 1996, 1998 and 2000 have resulted in a tritium plume in groundwater that is both on and off the plant site. Levels in portions of the plume exceed Federal limits for drinking water. However, samples from drinking water wells on property adjacent to the plant showed that, with one exception, tritium levels in these wells were at levels that naturally occur. The tritium level in one drinking water well was elevated above levels that occur naturally, but was significantly below the state and Federal drinking water standards, and Generation believes that this level posed no threat to human health. Generation has investigated the causes of the releases and has taken the necessary corrective actions to prevent another occurrence. Generation notified the owners of 14 potentially affected adjacent properties that, upon sale of their property, Generation will reimburse the owners for any diminution in property value caused by the tritium release. As of December 31, 2007, Generation had purchased four of the 14 adjacent properties.

On October 11, 2006, a resident owning property near the plant filed a lawsuit in the U.S. District Court for the Northern District of Illinois against Exelon, Generation and ComEd alleging property contamination and seeking damages for diminished property value. The allegations in the complaint are substantially similar to prior lawsuits filed by area residents that were voluntarily dismissed by the plaintiffs without prejudice. This is the only remaining lawsuit brought by local residents. Generation

(Dollars in millions, except per share data unless otherwise noted)

has tendered the defense of this lawsuit to its insurance carrier, ANI, and ANI has agreed to defend the suit subject to a reservation of rights. On December 27, 2007, the judge dismissed Exelon from this litigation, and on January 28, 2008, the judge granted Generation's motion for summary judgment against the plaintiffs. The plaintiffs have 30 days from the order of summary judgment to appeal to the U.S. Circuit Court for the Seventh Circuit.

On March 16, 2006, the Attorney General of the State of Illinois and the State's Attorney for Will County, Illinois filed a civil enforcement action against Exelon, Generation and ComEd in the Circuit Court of Will County relating to the releases of tritium discussed above and alleging that, beginning on or before 1996, and with additional events in 1998, 2000 and 2005, there have been tritium and other non-radioactive wastes discharged from Braidwood in violation of Braidwood's NPDES permit, the Illinois Environmental Protection Act and regulations of the Illinois Pollution Control Board. The lawsuit seeks injunctive relief relating to the discontinuation of the liquid tritium discharge line until further court order, soil and groundwater testing, prevention of future releases and off-site migration and to provide potable drinking water to area residents. The action also seeks the maximum civil penalties allowed by the statute and regulations, $10,000 or $50,000 for each violation (depending on the specific violation), and $10,000 for each day during which a violation continues. On May 24, 2006, the Circuit Court of Will County, Illinois entered an order resulting in Generation commencing remediation efforts in June 2006 for tritium in groundwater off of plant property. Among other things, the May 24, 2006 order requires Generation to conduct certain studies and implement measures to ensure that tritium does not leave plant property at levels in excess of the United States EPA safe drinking water standard. Any civil penalty will not be determined until the consent decree is finalized. Generation is unable to determine the amount of the penalty that will be sought. Furthermore, the Circuit Court of Will County may exercise its discretion in determining the final penalty, if any, taking into account a number of factors, including corrective actions taken by Generation and other mitigating circumstances.

As a result of intensified monitoring and inspection efforts in 2006, Generation detected small underground tritium leaks at the Dresden Nuclear Generating Station (Dresden) and at the Byron Nuclear Generating Station (Byron). Neither of these discharges occurred outside the property lines of the plant, nor does Generation believe either of these matters poses health or safety threats to employees or to the public. Generation identified the source of the leaks and implemented repairs. On March 31, 2006 and April 12, 2006, the Illinois EPA issued a violation notice to Generation in connection with the Dresden and Byron leaks, respectively, alleging various violations, including those related to (1) Illinois groundwater standards, (2) non-permitted discharges, and (3) each station's NPDES permit. Generation has analyzed the remediation options related to these matters and submitted its response and proposed remediation plan to the Illinois EPA. On July 10, 2006, the Illinois EPA rejected the remediation plan for Dresden and on July 12, 2006, the Illinois EPA sent a Notice of Intention to Pursue Legal Action. On July 17, 2006, the Illinois EPA rejected the remediation plan for Byron and has referred the matter to the Illinois Attorney General for consideration of formal enforcement action and the imposition of penalties.

Generation is actively discussing the violation notices and Illinois Attorney General civil enforcement matters for Braidwood, Dresden and Byron, discussed above, with the Illinois EPA and the Attorneys General for Illinois and the Counties in which the plants are located. The amount of the civil penalties that will be included in a final consent decree is not expected to be material to Exelon's

(Dollars in millions, except per share data unless otherwise noted)

and Generation's competitive positions, financial positions, results of operations, earnings or cash flows. Generation believes that appropriate reserves have been recorded for State of Illinois fines and remediation costs in accordance with SFAS No. 5 as of December 31, 2007 and 2006.

In response to the detection of tritium in water samples taken at the aforementioned nuclear generating stations, in the first quarter of 2006, Generation launched an initiative across its nuclear fleet to systematically assess systems that handle tritium and take the necessary actions to minimize the risk of inadvertent discharge of tritium to the environment. On September 28, 2006, Generation announced the final results of the assessment, concluding that no active leaks had been identified at any of Generation's 11 nuclear plants and no detectable tritium had been identified beyond any of the plants' boundaries other than from permitted discharges, with the exception of Braidwood, as discussed above. The assessment further concluded that none of the tritium concentrations identified in the assessment pose a health or safety threat to the public or to Generation's employees or contractors. Generation management does not believe the costs of any additional work arising from the assessment would be material to Exelon's or Generation's competitive position, financial position, results of operations, earnings or cash flows.

On December 22, 2006, as a gesture of goodwill and corporate citizenship, Generation contributed $11.5 million into an escrow account to assist the Godley Public Water District with the installation of a new public drinking water system for the Village of Godley.

Exelon, Generation or ComEd cannot determine the outcome of the above-described matters but believe their ultimate resolution should not, after consideration of reserves established, have a significant impact on Exelon's, Generation's or ComEd's financial position, results of operations or cash flows.

Cotter Corporation. The EPA has advised Cotter Corporation (Cotter), a former ComEd subsidiary, that it is potentially liable in connection with radiological contamination at a site known as the West Lake Landfill in Missouri. On February 18, 2000, ComEd sold Cotter to an unaffiliated third party. As part of the sale, ComEd agreed to indemnify Cotter for any liability incurred by Cotter as a result of any liability arising in connection with the West Lake Landfill. In connection with Exelon's 2001 corporate restructuring, this responsibility to indemnify Cotter was transferred to Generation. Cotter is alleged to have disposed of approximately 39,000 tons of soils mixed with 8,700 tons of leached barium sulfate at the site. Cotter, along with three other companies identified by the EPA as PRPs, has submitted a draft feasibility study addressing options for remediation of the site. The PRPs are also engaged in discussions with the State of Missouri and the EPA. The current estimated cost of the anticipated remediation for the site is $24 million, which will be allocated among all PRPs. It is expected that the PRPs will agree on an allocation of responsibility for the costs once a remedy is selected. Generation has accrued what it believes to be an adequate amount within this estimated cost range to cover its anticipated share of the liability.

Notice and Finding of Violation Related to Electric Generation Stations. On August 6, 2007, ComEd received a Notice and Finding of Violation (NOV), addressed to it and Midwest Generation, LLC (Midwest Generation) from the EPA, alleging that ComEd and Midwest Generation have violated and are continuing to violate several provisions of the Federal Clean Air Act as a result of the

(Dollars in millions, except per share data unless otherwise noted)

modification and/or operation of six electric generation stations located in northern Illinois that have been owned and operated by Midwest Generation since 1999. The EPA requested information related to the stations in 2003, and ComEd has been cooperating with the EPA since then. The NOV states that the EPA may issue an order requiring compliance with the relevant Clean Air Act provisions and may seek injunctive relief and/or civil penalties, all pursuant to the EPA's enforcement authority under the Clean Air Act.

The generating stations that are the subject of the NOV are currently owned and operated by Midwest Generation, which purchased the stations in December 1999 from ComEd. Under the terms of the sale agreement, Midwest Generation and its affiliate, Edison Mission Energy (EME), assumed responsibility for environmental liabilities associated with the ownership, occupancy, use and operation of the stations, including responsibility for compliance of the stations with environmental laws before the purchase of the stations by Midwest Generation. Midwest Generation and EME further agreed to indemnify and hold ComEd and its affiliates harmless from claims, fines, penalties, liabilities and expenses arising from third party claims against ComEd resulting from or arising out of the environmental liabilities assumed by Midwest Generation and EME under the terms of the agreement governing the sale.

In connection with Exelon's 2001 corporate restructuring, Generation assumed ComEd's rights and obligations with respect to its former generation business. Exelon, Generation and ComEd are unable to predict the ultimate resolution of the claims alleged in the NOV, the costs that might be incurred or the amount of indemnity that may be available from Midwest Generation and EME; however, Exelon, Generation and ComEd have concluded that a loss is not probable, and accordingly, have not recorded a reserve for the NOV.

Voluntary Greenhouse Gas Emissions Reductions. Exelon announced on May 6, 2005 that it has established a voluntary goal to reduce its greenhouse gas (GHG) emissions by 8% from 2001 levels by the end of 2008. The 8% reduction goal represents a decrease of an estimated 1.3 million metric tons of GHG emissions. Exelon will incorporate recognition of GHG emissions and their potential cost into its business analyses as a means to promote internal investment in climate-reducing activities. Exelon made this pledge under the United States EPA's Climate Leaders program, a voluntary industry-government partnership addressing climate change. As of December 31, 2007, Exelon expects to achieve its 2008 voluntary GHG reduction goal through its planned GHG management efforts, including the previous closure of older, inefficient fossil power plants, reduced leakage of sulfur hexafluoride (SF_6), increased use of renewable energy and its current energy efficiency initiatives. The anticipated cost of achieving the voluntary GHG emissions reduction goal will not have a material effect on Exelon's future competitive position, results of operations, earnings, financial position or cash flows.

On April 2, 2007, the U.S. Supreme Court issued a decision in the case of Massachusetts v. U. S. Environmental Protection Agency holding that carbon dioxide and other GHG emissions are pollutants subject to regulation under the new motor vehicle provisions of the Clean Air Act. The case was remanded to the EPA for further rulemaking to determine whether GHG emissions may reasonably be anticipated to endanger public health or welfare, or in the alternative provide a reasonable explanation why GHG emissions should not be regulated. Possible outcomes from this decision include regulation

(Dollars in millions, except per share data unless otherwise noted)

of GHG emissions from manufacturing plants, including electric generation, transmission and distribution facilities, under a new EPA rule and Federal or state legislation. Exelon continues to support the enactment, through federal legislation, of a cap-and-trade system for GHG emissions that is mandatory, economy-wide and designed in a way to limit potential harm to the economy and the competitiveness of the manufacturing base in the U.S. Due to the uncertainty as to any of these potential outcomes, Exelon cannot estimate the effect of the decision on its operations and its future results of operations, financial condition and cash flows.

Air Quality Regulation. Pursuant to EPA regulations that will impose limits on certain future emissions by generation stations, the co-owners of the Keystone generating station formally approved on June 30, 2006 a capital plan to install SO_2 scrubbers at the station for which Exelon's share of the estimated project costs, based on its 20.99% ownership interest, would be approximately $150 million over the life of the project. As of December 31, 2007 and December 31, 2006, total costs incurred, including capitalized interest, were $27 million and $4 million, respectively. Exelon anticipates spending approximately $93 million and $26 million in 2008 and 2009, respectively, related to this project.

Litigation and Regulatory Matters

Exelon, Generation and PECO

PJM Billing Dispute. In December 2004, Exelon filed a complaint with FERC against PJM and PPL Electric (PPL) alleging that PJM had overcharged Exelon from April 1998 through May 2003 as a result of a billing error. Specifically, the complaint alleges that PJM mistakenly identified PPL's Elroy substation transformer as belonging to Exelon and that, as a consequence, during times of congestion, Exelon's bills for transmission congestion from PJM erroneously reflected energy that PPL took from the Elroy substation and used to serve PPL load.

On March 20, 2007, FERC issued an order accepting the settlement in which PPL agreed to directly pay Exelon approximately $43 million in a lump-sum payment (comprised of $38 million of erroneous charges, plus interest of $5 million). At that time, Exelon established a receivable due from PPL and recognized the corresponding gain in earnings during the first quarter of 2007. In April 2007, the receivable amount was paid in full, including interest, and $28 million and $10 million were recorded as a reduction to purchased power expense by Generation and PECO, respectively, and $4 million and $1 million were recorded as interest income by Generation and PECO, respectively.

Real Estate Tax Appeals. PECO and Generation each have been challenging real estate taxes assessed on certain nuclear plants. PECO has appealed local real estate assessments for 1998 and 1999 on the Peach Bottom Atomic Power Station (York County, PA) (Peach Bottom). Generation is involved in real estate tax appeals for 2000 through 2004 regarding the valuation of its Peach Bottom plant and is in the process of evaluating appraisals and preparing for negotiations.

PECO was involved in litigation in which it contested taxes assessed in 1997 under the Pennsylvania Public Utility Realty Tax Act of March 4, 1971, as amended (PURTA). On March 27, 2007, PECO prevailed in a unanimous decision by the Pennsylvania Supreme Court in a case in which PECO had contested the assessment of PURTA taxes applicable to 1997. This favorable ruling

(Dollars in millions, except per share data unless otherwise noted)

resulted in a credit to PECO in 2007 of approximately $38 million of real estate taxes previously remitted. PECO also received a credit for approximately $17 million in interest on the previously remitted amount. Also, PECO had previously reserved approximately $17 million for the difference between Pennsylvania's original assessment and the amount previously remitted by PECO. Based on its understanding of the amount associated with the outcome of this appeal that is included in a gross receipts tax surcharge applicable for 2008 under the Pennsylvania Tax Reform Act, PECO has determined that its regulatory liability associated with the related statutory ratemaking mechanism administered by the PAPUC is limited to the amount included in the gross receipts tax surcharge for the successful PECO appeal, or $38 million. Related to this determination, PECO has concluded that it no longer expects to refund the interest and the tax liability reserve described above to its customers, and, as such, has recognized $34 million of pre-tax income associated with this matter in 2007. See Note 20—Supplemental Financial Information for a listing of regulatory assets and liabilities.

As of December 31, 2007, Generation was involved in real estate tax appeals for the 2005, 2006 and 2007 tax years concerning the value of its Byron plant for real estate tax purposes. Also, Generation was involved in real estate tax appeals and related litigation for the 2006 tax year concerning the value of its Braidwood plant for real estate tax purposes.

The ultimate outcome of such matters remain uncertain and could result in unfavorable or favorable impacts to the consolidated financial statements of Exelon, PECO and Generation. PECO and Generation believe that the payments that have been made for the 2005 and 2006 tax years and their reserve balances for exposures associated with real estate taxes as of December 31, 2007 reflect the probable expected outcome of the litigation and appeals proceedings in accordance with SFAS No. 5.

Exelon and Generation

Asbestos Personal Injury Claims. In the second quarter of 2005, Generation performed analyses to determine if, based on historical claims data and other available information, a reasonable estimate of future losses could be calculated associated with asbestos-related personal injury actions in certain facilities that are currently owned by Generation or were previously owned by ComEd and PECO. Based on the analyses, management's review of current and expected losses, and the view of counsel regarding the assumptions used in estimating the future losses, Generation recorded an undiscounted $43 million pre-tax charge for its estimated portion of all estimated future asbestos-related personal injury claims estimated to be presented through 2030. This amount did not include estimated legal costs associated with handling these matters, which could be material. Generation's management determined that it was not reasonable to estimate future asbestos-related personal injury claims past 2030 based on only three years of historical claims data and the significant amount of judgment required to estimate this liability. The $43 million pre-tax charge was recorded as part of operating and maintenance expense in Generation's Consolidated Statements of Operations in 2005 and reduced net income by $27 million after tax.

At December 31, 2007 and 2006, Generation had reserved approximately $50 million and $48 million, respectively, in total for asbestos-related bodily injury claims. As of December 31, 2007, approximately $13 million of this amount relates to 158 open claims presented to Generation, while the

(Dollars in millions, except per share data unless otherwise noted)

remaining $37 million of the reserve is for estimated future asbestos-related bodily injury claims anticipated to arise through 2030 based on actuarial assumptions and analysis. Generation plans to obtain annual updates of the estimate of future losses. On a quarterly basis, Generation monitors actual experience against the number of forecasted claims to be received and expected claim payments. During 2007 and 2006, Generation performed periodic updates to this reserve, which did not result in a material adjustment.

Flood Damage Claim. On September 12, 2006, a provider of specialty salvage services filed a lawsuit against Generation and one of its subsidiaries in the district court of Dallas County, Texas. The plaintiff alleges that operations at the Mountain Creek Reservoir and Dam on March 19, 2006 caused severe flooding and damage to the plaintiff's facilities and vehicle inventory located downstream of the reservoir and dam. The plaintiff also alleges supplemental damages for the future costs of relocating its facility. Generation denies liability and is vigorously defending the lawsuit.

Oil Spill Liability Trust Fund Claim. In December 2004, the two Salem nuclear generation units were taken offline due to an oil spill from a tanker in the Delaware River near the facilities. The units, which draw water from the river for cooling purposes, were taken offline for approximately two weeks to avoid intake of the spilled oil and for an additional two weeks relating to start up issues arising from the oil spill shutdown. The total shutdown period resulted in lost sales from the plant. Generation and PSEG subsequently filed a joint claim for losses and damages with the Oil Spill Liability Trust Fund. In January 2007, Generation and PSEG submitted a revised damages calculation to the Oil Spill Liability Trust Fund identifying approximately $46 million in total damages and losses, of which approximately $20 million would be paid to Exelon. This matter represents a contingent gain and Generation has not recorded any income pursuant to SFAS No. 5. Generation expects this matter to be resolved in 2008.

Uranium Supply Agreement Non-performance Claims. Generation enters into long-term supply agreements to procure uranium concentrates. In 2007, Generation initiated claims asserting non-performance by certain counterparties. As a result of this non-performance, Generation will be required to procure uranium concentrates at higher prices than originally anticipated. Generation has filed suit against two counterparties asserting breach of uranium supply agreement against one counterparty and breach of performance guarantee and fraudulent inducement against the other counterparty. These matters represent contingent gains and Generation has not recorded any income pursuant to SFAS No. 5. The cases are scheduled for trial in 2008.

Coal Supply Agreement Matter. In September 2005, Generation entered into a Coal Supply Agreement (Agreement) with Guasare Coal International, N.V. (Guasare). The Agreement, as amended, provides for Guasare to supply approximately 390,000 metric tons of coal per year to Generation at prices fixed through December 31, 2009. By letter dated December 27, 2007, Guasare advised Generation that it was suspending shipments under the Agreement. On January 5, 2008, representatives of Guasare and Generation met to discuss the Agreement. No understanding regarding the recommencement of shipments has been reached. Neither party has declared an Event of Default under the Agreement. The impact of a contract default by Guasare is not expected to be material to Exelon's and Generation's competitive positions, financial positions, results of operations, earnings or cash flows.

(Dollars in millions, except per share data unless otherwise noted)

Exelon

Pension Claim. On July 11, 2006, a former employee of ComEd filed a purported class action lawsuit against the Exelon Corporation Cash Balance Pension Plan (Plan) in the Federal District Court for the Northern District of Illinois. The complaint alleges that the Plan, which covers certain management employees of Exelon's subsidiaries, calculated lump sum distributions in a manner that does not comply with the Employee Retirement Income Security Act (ERISA). The plaintiff seeks compensatory relief from the Plan on behalf of participants who received lump sum distributions since 2001 and injunctive relief with respect to future lump sum distributions. On August 31, 2007, the District Court dismissed the lawsuit in its entirety. On December 21, 2007, the District Court amended its order, in part, to allow the plaintiff to file an administrative claim with the Plan with respect to the calculation of the portion of his lump sum benefit accrued under the Plan's prior traditional formula.

Savings Plan Claim. On September 11, 2006, five individuals claiming to be participants in the Exelon Corporation Employee Savings Plan, Plan #003 (Savings Plan), filed a putative class action lawsuit in the United States District Court for the Northern District of Illinois. The complaint names as defendants Exelon, its Director of Employee Benefit Plans and Programs, the Employee Savings Plan Investment Committee, the Compensation and the Risk Oversight Committees of Exelon's Board of Directors and members of those committees. The complaint alleges that the defendants breached fiduciary duties under ERISA by, among other things, permitting fees and expenses to be incurred by the Savings Plan that allegedly were unreasonable and for purposes other than to benefit the Savings Plan and participants, and failing to disclose purported "revenue sharing" arrangements among the Savings Plan's service providers. The plaintiffs seek declaratory, equitable and monetary relief on behalf of the Savings Plan and participants, including alleged investment losses. On February 21, 2007, the district court granted the defendants' motion to strike the plaintiffs' claim for investment losses. On June 27, 2007, the district court granted the plaintiffs' motion for class certification. On June 28, 2007, the district court granted the defendants' motion to stay proceedings in this action pending the outcome of the forthcoming appeal to the U.S. Seventh Circuit Court of Appeals in another case not involving Exelon. In that case, an appeal is expected to be taken from the June 20, 2007 decision of the U.S. District Court for the Western District of Wisconsin, which dismissed with prejudice substantially similar claims. Exelon is assessing the potential impact of the savings plan claim on its operations and financial results and condition.

Retiree Healthcare Benefits Grievance. In 2006, Local 15 of the International Brotherhood of Electrical Workers (IBEW Local 15) filed a demand for arbitration of a grievance challenging certain changes implemented in 2004 to the health care coverage provided to retirees who were members of IBEW Local 15 during their employment with Exelon, Generation and ComEd. Exelon then filed a lawsuit in the U.S. District Court for the Northern District of Illinois seeking a judicial determination that this grievance is not arbitrable as disputes regarding benefits provided to current retirees are not within the scope of the collective bargaining agreement. On December 3, 2007, the U.S. District Court ruled that under the terms of the parties' collective bargaining agreement, IBEW Local 15 could use the collective bargaining agreement's grievance and arbitration procedure to challenge these changes with respect to retirees named in the grievance. Exelon is assessing the potential impact of the retiree healthcare benefits grievance on its operations and financial results and condition.

Exelon, Generation, ComEd and PECO

General. The Registrants are involved in various other litigation matters that are being defended and handled in the ordinary course of business. The Registrants maintain accruals for such costs that are probable of being incurred and subject to reasonable estimation. The Registrants will record a receivable if they expect to recover costs for these contingencies. The ultimate outcomes of such matters, as well as the matters discussed above, are uncertain and may have a material adverse effect on the Registrants' financial condition, results of operations or cash flows.

Fund Transfer Restrictions

Under applicable law, Exelon may borrow or receive any extension of credit or indemnity from its subsidiaries. Under the terms of Exelon's intercompany money pool agreement, Exelon can lend to, but not borrow from the money pool.

The Federal Power Act declares it to be unlawful for any officer or director of any public utility "to participate in the making or paying of any dividends of such public utility from any funds properly included in capital account." What constitutes "funds properly included in capital account" is undefined in the Federal Power Act or the related regulations; however, FERC has consistently interpreted the provision to allow dividends to be paid as long as (1) the source of the dividends is clearly disclosed; (2) the dividend is not excessive and (3) there is no self-dealing on the part of corporate officials. While these restrictions may limit the absolute amount of dividends that a particular subsidiary may pay, Exelon does not believe these limitations are materially limiting because, under these limitations, the subsidiaries are allowed to pay dividends sufficient to meet Exelon's actual cash needs.

Under Illinois law, ComEd may not pay any dividend on its stock unless, among other things, "[its] earnings and earned surplus are sufficient to declare and pay same after provision is made for reasonable and proper reserves," or unless it has specific authorization from the ICC. ComEd has also agreed in connection with financings arranged through ComEd Financing II and ComEd Financing III (the Financing Trusts) that it will not declare dividends on any shares of its capital stock in the event that: (1) it exercises its right to extend the interest payment periods on the subordinated debt securities issued to the Financing Trusts; (2) it defaults on its guarantee of the payment of distributions on the preferred trust securities of the Financing Trusts; or (3) an event of default occurs under the Indenture under which the subordinated debt securities are issued.

PECO's Articles of Incorporation prohibit payment of any dividend on, or other distribution to the holders of, common stock if, after giving effect thereto, the capital of PECO represented by its common stock together with its retained earnings is, in the aggregate, less than the involuntary liquidating value of its then outstanding preferred stock. At December 31, 2007, such capital was $2.8 billion and amounted to about 32 times the liquidating value of the outstanding preferred stock of $87 million. Additionally, PECO may not declare dividends on any shares of its capital stock in the event that: (1) it exercises its right to extend the interest payment periods on the subordinated debentures which were issued to PECO Energy Capital, L.P. (PEC L.P.) or PECO Trust IV; (2) it defaults on its guarantee of the payment of distributions on the Series D Preferred Securities of PEC L.P. or the preferred trust securities of PECO Trust IV; or (3) an event of default occurs under the Indenture under which the subordinated debentures are issued.

(Dollars in millions, except per share data unless otherwise noted)

AmerGen Contingency Payment

In connection with the purchase of Unit No. 1 of the TMI facility by AmerGen in 2000, AmerGen entered into an agreement with the seller whereby the seller would receive additional consideration based upon future purchase power prices through 2009. Under the terms of the agreement, approximately $11 million and $11 million had been accrued at December 31, 2007 and 2006, respectively. The amount accrued as of December 31, 2007 will be paid in the first quarter of 2008. The amount accrued as of December 31, 2006 was paid to the former owners of the TMI facility in the first quarter of 2007. These payments represented contingent consideration for the original acquisition and have accordingly been reflected as an increase to the long-lived assets associated with the TMI facility, and are being depreciated over the remaining useful life of the facility.

20. Supplemental Financial Information

Supplemental Income Statement Information

The following tables provide additional information about Exelon's Consolidated Statements of Operations for the years ended December 31, 2007, 2006 and 2005.

For the Year Ended December 31, 2007	Exelon
Operating revenues [a]	
Wholesale	$ 6,550
Retail electric and gas	11,750 [b]
Other	616 [c]
Total operating revenues	$18,916

(a) Includes operating revenues from affiliates.
(b) Generation's retail electric and gas operating revenues consist solely of Exelon Energy Company, LLC.
(c) Includes amounts recorded related to the Settlement as well as income associated with the termination of Generation's PPA with State Line.

For the Year Ended December 31, 2006	Exelon
Operating revenues [a]	
Wholesale	$ 3,627
Retail electric and gas	11,318 [b]
Other	710
Total operating revenues	$15,655

(a) Includes operating revenues from affiliates.
(b) Generation's retail electric and gas operating revenues consist solely of Exelon Energy Company, LLC.

(Dollars in millions, except per share data unless otherwise noted)

For the Year Ended December 31, 2005	Exelon
Operating revenues [a]	
Wholesale	$ 3,381
Retail electric and gas	11,305 [b]
Other	671
Total operating revenues	$15,357

(a) Includes operating revenues from affiliates.
(b) Generation's retail electric and gas operating revenues consist solely of Exelon Energy Company, LLC.

For the Year Ended December 31, 2007	Exelon
Depreciation, amortization and accretion	
Property, plant and equipment	$ 856
Regulatory assets [a]	664
Nuclear fuel [b]	431
Asset retirement obligation accretion [c]	232
Total depreciation, amortization and accretion	$2,183

(a) For PECO, reflects CTC amortization.
(b) Included in fuel expense on the Registrants' Consolidated Statements of Operations.
(c) Included in operating and maintenance expense on the Registrants' Consolidated Statements of Operations.

For the Year Ended December 31, 2006	Exelon
Depreciation, amortization and accretion	
Property, plant and equipment	$ 854
Regulatory assets [a]	605
Nuclear fuel [b]	411
Asset retirement obligation accretion [c]	235
Amortization of intangible assets	27
Total depreciation, amortization and accretion	$2,132

(a) For PECO, reflects CTC amortization.
(b) Included in fuel expense on the Registrants' Consolidated Statements of Operations.
(c) Included in operating and maintenance expense on the Registrants' Consolidated Statements of Operations.

For the Year Ended December 31, 2005	Exelon
Depreciation, amortization and accretion	
Property, plant and equipment	$ 816
Regulatory assets [a]	454
Nuclear fuel [b]	385
Asset retirement obligation accretion [c]	243
Amortization of intangible assets	69
Total depreciation, amortization and accretion	$1,967

(a) For PECO, reflects CTC amortization.
(b) Included in fuel expense on the Registrants' Consolidated Statements of Operations.
(c) Included in operating and maintenance expense on the Registrants' Consolidated Statements of Operations.

(Dollars in millions, except per share data unless otherwise noted)

For the Year Ended December 31, 2007	Exelon
Taxes other than income	
Utility (a)	$527
Real estate (b)	139
Payroll	108
Other	23
Total taxes other than income	$797

(a) Municipal and state utility taxes are also recorded in revenues on the Registrants' Consolidated Statements of Operations.
(b) PECO reflects a $17 million reduction of reserve related to PURTA tax appeal.

For the Year Ended December 31, 2006	Exelon
Taxes other than income	
Utility (a)	$484
Real estate	154
Payroll	106
Other (b)	27
Total taxes other than income	$771

(a) Municipal and state utility taxes are also recorded in revenues on the Registrants' Consolidated Statements of Operations.
(b) PECO reflects a reduction in tax accruals of $12 million following settlements related to prior year tax assessments.

For the Year Ended December 31, 2005	Exelon
Taxes other than income	
Utility (a)	$477
Real estate	121
Payroll	103
Other (b)	27
Total taxes other than income	$728

(a) Municipal and state utility taxes are also recorded in revenues on the Registrants' Consolidated Statements of Operations.
(b) PECO reflects a $17 million reduction in 2005 of prior year capital stock tax accruals as a result of a favorable decision from the Pennsylvania Board of Finance and Revenue.

For the Year Ended December 31, 2007	Exelon
Income (loss) in equity method investments	
Financing trusts of ComEd and PECO	$ (14)
TEG and TEP (a)	3
Synthetic fuel-producing facilities	(93)
NuStart Energy Development, LLC	(2)
Total income (loss) in equity method investments	$(106)

(a) On February 9, 2007, Generation sold its ownership interests in TEG and TEP. See Note 2 – Acquisitions and Dispositions for additional information.

(Dollars in millions, except per share data unless otherwise noted)

For the Year Ended December 31, 2006	Exelon
Income (loss) in equity method investments	
Financing trusts of ComEd and PECO	$ (19)
TEG and TEP	(7)
Synthetic fuel-producing facilities	(83)
NuStart Energy Development, LLC	(2)
Total income (loss) in equity method investments	$(111)

For the Year Ended December 31, 2005	Exelon
Income (loss) in equity method investments	
Financing trusts of ComEd and PECO	$ (30)
TEG and TEP	(1)
Synthetic fuel-producing facilities	(104)
Communications joint ventures and other investments	1
Total income (loss) in equity method investments	$(134)

For the Year Ended December 31, 2007	Exelon
Other, net	
Investment income	$ 10
Gain on disposition of assets and investments, net	23
Decommissioning-related activities	
Decommissioning trust fund income [(a)]	387
Decommissioning trust fund income—AmerGen [(a)]	120
Other-than-temporary impairment of decommissioning trust funds [(b)]	(92)
Contractual offset to non-operating decommissioning-related activities [(c)]	(300)
Net direct financing lease income	24
AFUDC, equity	3
Recovery of tax credits related to Exelon's investments in synthetic fuel-producing facilities	178
Interest income related to settlement of PJM billing dispute [(d)]	5
Interest income related to uncertain tax positions [(e)]	61
Interest income related to PURTA tax appeal [(d)]	17
Other	24
Total other, net	$ 460

(a) Includes investment income and net realized gains.
(b) Includes other-than-temporary impairments for 2007 totaling $81 million, $2 million and $9 million on nuclear decommissioning trust funds for the former ComEd units, the former PECO units and AmerGen units, respectively.
(c) Includes the elimination of non-operating decommissioning-related activity for those units that are subject to regulatory accounting, including the elimination of decommissioning trust fund income and other-than-temporary impairments for certain nuclear units. See Note 13—Asset Retirement Obligations for more information regarding the regulatory accounting applied for certain nuclear units.
(d) See Note 19—Commitments and Contingencies for additional information.
(e) See Note 1—Significant Policies and Note 12—Income Taxes for additional information.

(Dollars in millions, except per share data unless otherwise noted)

For the Year Ended December 31, 2006	Exelon
Other, net	
Investment income	$ 8
Regulatory recovery of prior loss on extinguishment of long-term debt [(a)]	87
Gain on disposition of assets, net	3
Decommissioning-related activities	
Decommissioning trust fund income [(b)]	150
Decommissioning trust fund income—AmerGen [(b)]	39
Other-than-temporary impairment of decommissioning trust funds [(c)]	(32)
Contractual offset to non-operating decommissioning-related activities [(d)]	(122)
Impairment of investments and other assets	(2)
Net direct financing lease income	23
AFUDC, equity	3
Recovery of tax credits related to Exelon's investments in synthetic fuel-producing facilities	73
Interest income associated with investment tax credit and research and development credit refunds	21
Other	15
Total other, net	$ 266

(a) Recovery of these costs was granted in the July 26, 2006 ICC rate order.
(b) Includes investment income and net realized gains.
(c) Includes other-than-temporary impairments for 2006 totaling $29 million, $1 million and $2 million on nuclear decommissioning trust funds for the former ComEd units, the former PECO units and AmerGen units, respectively.
(d) Includes the elimination of non-operating decommissioning-related activity for those units that are subject to regulatory accounting, including the elimination of decommissioning trust fund income and other-than-temporary impairments for certain nuclear units. See Note 13—Asset Retirement Obligations for more information regarding the regulatory accounting applied for certain nuclear units.

For the Year Ended December 31, 2005	Exelon
Other, net	
Investment income	$ 9
Gain on disposition of assets, net	12
Loss on settlement of cash-flow interest-rate swaps	(15)
Decommissioning-related activities	
Decommissioning trust fund income [(a)]	135
Decommissioning trust fund income—AmerGen [(a)]	77
Other-than-temporary impairment of decommissioning trust funds [(c)]	(22)
Contractual offset to non-operating decommissioning-related activities [(b)]	(115)
Net direct financing lease income	22
AFUDC, equity	7
Other	24
Total other, net	$ 134

(a) Includes investment income and net realized gains.

(Dollars in millions, except per share data unless otherwise noted)

(b) Includes the elimination of non-operating decommissioning-related activity for those units that are subject to regulatory accounting, including the elimination of decommissioning trust fund income and other-than-temporary impairments for certain nuclear units. See Note 13—Asset Retirement Obligations and for more information regarding the regulatory accounting applied for certain nuclear units.
(c) Includes other-than-temporary impairments for 2005 totaling $20 million and $2 million on nuclear decommissioning trust funds for the former ComEd units and AmerGen units, respectively.

Supplemental Cash Flow Information

As a result of adopting FIN 47 as of December 31, 2005, Exelon, Generation, ComEd and PECO recorded an asset retirement cost (ARC), which was capitalized as an increase to the carrying amount of long-lived assets associated with liabilities recorded for conditional AROs. Of the total ARC, $29 million, $22 million, $5 million and $2 million resulted in a non-cash investing activity for Exelon, Generation, ComEd and PECO, respectively, as of December 31, 2005. See Note 13—Asset Retirement Obligations for additional information on the adoption of FIN 47. In addition to this non-cash activity, the following table provides additional information about Exelon's Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005.

For the Year Ended December 31, 2007	Exelon
Cash paid during the year	
Interest (net of amount capitalized)	$ 879
Income taxes (net of refunds)	1,298
Other non-cash operating activities	
Pension and non-pension postretirement benefits costs	$ 320
Provision for uncollectible accounts	132
Equity in losses of unconsolidated affiliates	106
Other decommissioning-related activities	146
Amortization of energy related options	133
Net realized gains on nuclear decommissioning trust funds	(291)
Gain on sale of investments, net	(18)
Loss on execution of sub-lease	72
Other	64
Total other non-cash operating activities	$ 664
Changes in other assets and liabilities	
Deferred/over-recovered energy costs	$ (91)
Other current assets	(131)
Other noncurrent assets and liabilities	(42)
Total change in other assets and liabilities	$ (264)
Non-cash investing and financing activities	
Change in asset retirement cost	$ 60
Declaration of dividend not paid as of December 31, 2007	331
Purchase accounting adjustments	11
Resolution of certain tax matters [a]	69
ComEd Transitional Funding Trust [b][c]	25
Capital expenditures not paid	29

(Dollars in millions, except per share data unless otherwise noted)

(a) Includes amounts recorded to goodwill resulting from the resolution of certain tax matters and the impact of adopting FIN 48 for uncertain tax positions of ComEd that existed at the PECO / Unicom merger, in accordance with EITF 93-7.
(b) Amount includes $17 million previously reflected in prepaid interest. This amount did not impact ComEd's Consolidated Statement of Operations or ComEd's Consolidated Statement of Cash Flows.
(c) ComEd applied $8 million of previously prepaid balances against the long-term debt to ComEd Transitional Funding Trust.

For the Year Ended December 31, 2006	Exelon
Cash paid during the year	
Interest (net of amount capitalized)	$ 664
Income taxes (net of refunds)	1,044
Impairment charges	
Impairment of goodwill	$ 776
Impairment of intangible assets [(a)]	115
Other	3
Total impairment charges	$ 894
Other non-cash operating activities	
Pension and non-pension postretirement benefits costs	$ 258
Provision for uncollectible accounts	94
Equity in losses of unconsolidated affiliates	111
Other decommissioning-related activities	(131)
Amortization of energy related options	107
Amortization of deferred revenue	(86)
Spent nuclear fuel interest expense	44
Non-cash accounts receivable activity	(63)
Write-off Merger-related capitalized costs [(b)]	46
2006 ICC rate orders [(c)]	(288)
Other	105
Total other non-cash operating activities	$ 197

(a) Exelon recorded an impairment charge associated with the full write-off of an intangible asset related to its investment in synthetic fuel-producing facilities. See Note 12—Income Taxes.
(b) Represents the Merger-related capitalized costs paid prior to 2006.
(c) See Note 4—Regulatory Issues.

Changes in other assets and liabilities	
Deferred/over-recovered energy costs	$ 45
Other current assets	(80)
Other noncurrent assets and liabilities	(201)
Total change in other assets and liabilities	$(236)

(Dollars in millions, except per share data unless otherwise noted)

Non-cash investing and financing activities	
Change in asset retirement cost	$393
Declaration of dividend not paid as of December 31, 2006	295
Purchase accounting adjustments	25
Resolution of certain tax matters and PECO/Unicom merger severance adjustment	5

For the Year Ended December 31, 2005	Exelon
Cash paid during the year	
Interest (net of amount capitalized)	$ 798
Income taxes (net of refunds)	378
Other non-cash operating activities	
Pension and non-pension postretirement benefits costs	$ 222
Provision for uncollectible accounts	77
Equity in losses of unconsolidated affiliates	134
Gains on sales of investments and wholly owned subsidiaries	(22)
Net realized gains on nuclear decommissioning trust funds	(49)
Other decommissioning-related activities	(15)
Amortization of energy related options	40
Other	36
Total other non-cash operating activities	$ 423
Changes in other assets and liabilities	
Deferred/over-recovered energy costs	$ (14)
Other current assets	(154)
Other noncurrent assets and liabilities	(211)
Total change in other assets and liabilities	$(379)
Non-cash investing and financing activities	
Change in asset retirement cost	$251
Consolidation of the voluntary employee beneficiary association trust	34
Resolution of certain tax matters and PECO/Unicom merger severance adjustment	23
Purchase accounting adjustments	11
Sale of asset	4

(Dollars in millions, except per share data unless otherwise noted)

Impairment charges

For the year ended December 31, 2005, the impairment charges amount of $1.2 billion in Exelon's Consolidated Statement of Cash Flows relates to the impairment of goodwill.

Supplemental Balance Sheet Information

The following tables provide additional information about Exelon's assets and liabilities of as of December 31, 2007 and 2006.

December 31, 2007	Exelon
Investments	
Equity method investments:	
Financing trusts [(a)]	$ 63
Keystone Fuels, LLC	7
Conemaugh Fuels, LLC	6
NuStart Energy Development, LLC	1
Total equity method investments	77
Other investments:	
Net investment in direct financing leases	553
Employee benefit trusts and investments [(b)]	100
Other	1
Total investments	$731

(a) Includes investments in financing trusts which were not consolidated within the financial statements of Exelon at December 31, 2007 pursuant to the provisions of FIN 46-R. See Note 1—Significant Accounting Policies for further discussion of the effects of FIN 46-R.
(b) The Registrants' investments in these marketable securities are recorded at fair market value.

December 31, 2006	Exelon
Investments	
Equity method investments:	
Financing trusts [(a)]	$ 84
TEG and TEP [(b)]	81
Keystone Fuels, LLC	8
Conemaugh Fuels, LLC	7
NuStart Energy Development, LLC	1
Total equity method investments	181
Other investments:	
Net investment in direct financing leases	529
Employee benefit trusts and investments [(c)]	97
Other	3
Total investments	$810

(Dollars in millions, except per share data unless otherwise noted)

(a) Includes investments in financing trusts which were not consolidated within the financial statements of Exelon at December 31, 2006 pursuant to the provisions of FIN 46-R. See Note 1—Significant Accounting Policies for further discussion of the effects of FIN 46-R.
(b) Generation acquired 49.5% interests in two facilities in Mexico on October 13, 2004, and on February 9, 2007, Generation sold its ownership interests in TEG and TEP. See Note 2—Acquisitions and Dispositions for additional information.
(c) The Registrants' investments in these marketable securities are recorded at fair market value.

Like-Kind Exchange Transaction (Exelon). Prior to the PECO/Unicom Merger, UII, LLC (formerly Unicom Investments, Inc.) (UII), a wholly owned subsidiary of Exelon, entered into a like-kind exchange transaction pursuant to which approximately $1.6 billion was invested in passive generating station leases with two separate entities unrelated to Exelon. The generating stations were leased back to such entities as part of the transaction. For financial accounting purposes, the investments are accounted for as direct financing lease investments. UII holds the leasehold interests in the generating stations in several separate bankruptcy remote, special purpose companies it directly or indirectly wholly owns. Under the terms of the lease agreements, UII received a prepayment of $1.2 billion in the fourth quarter of 2000, which reduced the investment in the leases. The remaining payments are payable at the end of the thirty-year leases and there are no minimum scheduled lease payments to be received over the next five years. The components of the net investment in the direct financing leases were as follows:

	December 31,	
	2007	2006
Total minimum lease payments	$1,492	$1,492
Less: unearned income	939	963
Net investment in direct financing leases	$ 553	$ 529

The following table provides additional information about Exelon's liabilities at December 31, 2007 and 2006.

December 31, 2007	Exelon
Accrued expenses	
Compensation-related accruals [(a)]	$ 437
Taxes accrued	547
Interest accrued	137
Severance accrued	26
Other accrued expenses	93
Total accrued expenses	$1,240

(a) Primarily includes accrued payroll, bonuses and other incentives, vacation and benefits.

(Dollars in millions, except per share data unless otherwise noted)

December 31, 2006	Exelon
Accrued expenses	
Compensation-related accruals [(a)]	$ 419
Taxes accrued	365
Interest accrued	307
Severance accrued	34
Other accrued expenses	55
Total accrued expenses	$1,180

(a) Primarily includes accrued payroll, bonuses and other incentives, vacation and benefits.

The following table provides information regarding counterparty margin deposit accounts and option premiums as of December 31, 2007 and 2006.

December 31, 2007	Exelon
Other current assets	
Counterparty collateral deposits paid	$272
Option premiums	189
Other current liabilities	
Dividends payable	331
Counterparty collateral deposits received	3
Option premiums	163

December 31, 2006	Exelon
Other current assets	
Counterparty collateral deposits paid	$ 26
Option premiums	179
Other current liabilities	
Counterparty collateral deposits received	273

The following table provides additional information about accumulated other comprehensive income (loss) recorded (after tax) within Exelon's Consolidated Balance Sheets as of December 31, 2007 and 2006.

December 31, 2007	Exelon
Accumulated other comprehensive income (loss)	
Minimum pension liability	$ (224)
Adjustment to initially apply SFAS No. 158	(1,268)
Net unrealized gain (loss) on cash-flow hedges	(292)
Pension and non-pension postretirement benefit plans	87
Unrealized gain on marketable securities	163
Total accumulated other comprehensive income (loss)	$(1,534)

(Dollars in millions, except per share data unless otherwise noted)

December 31, 2006	Exelon
Accumulated other comprehensive income (loss)	
Minimum pension liability	$ (224)
Adjustment to initially apply SFAS No. 158	(1,268)
Net unrealized gain (loss) on cash-flow hedges	222
Unrealized gain on marketable securities	169
State income tax rate alignment	(2)
Total accumulated other comprehensive income (loss)	$(1,103)

The following tables provide information about Exelon's regulatory assets and liabilities as of December 31, 2007 and 2006.

December 31, 2007	Exelon
Regulatory assets	
Competitive transition charge	$2,363
Pension and other postretirement benefits	1,389
Deferred income taxes	812
Debt costs	177
Severance	137
Conditional asset retirement obligations	115
MGP remediation costs	96
Rate case costs	5
Procurement case costs	3
Other	36
Noncurrent regulatory assets	5,133
Under-recovered energy costs current asset	101
Total regulatory assets	$5,234

December 31, 2007	Exelon
Regulatory liabilities	
Nuclear decommissioning	$2,117
Removal costs	1,099
Financial swap with Generation—noncurrent	—
Refund of PURTA taxes (a)	38
Deferred taxes	47
Noncurrent regulatory liabilities	3,301
Financial swap with Generation—current	13
Over-recovered energy costs current liability	16
Total regulatory liabilities	$3,330

(a) See Note 19—Commitments and Contingencies for additional information.

(Dollars in millions, except per share data unless otherwise noted)

December 31, 2006	Exelon
Regulatory assets	
Competitive transition charge	$2,982
Pension and other postretirement benefits	1,419
Deferred income taxes	801
Debt costs	209
Severance	158
Conditional asset retirement obligations	109
MGP remediation costs	73
Rate case costs	7
DOE facility decommissioning	6
Procurement case costs	5
Other	39
Total regulatory assets	$5,808

December 31, 2006	Exelon
Regulatory liabilities	
Nuclear decommissioning	$1,911
Removal costs	1,059
Deferred taxes	50
Other	5
Noncurrent regulatory liabilities	3,025
Over-recovered energy costs current liability	6
Total regulatory liabilities	$3,031

CTCs. These charges represent PECO's stranded costs that the PAPUC determined would be recoverable through regulated rates. These costs are related to the deregulation of the generation portion of the electric utility business in Pennsylvania. The CTCs include intangible transition property sold to PETT, an unconsolidated subsidiary of PECO, in connection with the securitization of PECO's stranded cost recovery. These charges are being amortized through December 31, 2010 with a return on the unamortized balance of 10.75%.

Pension and other postretirement benefits. As of December 31, 2007, $1,357 million represents regulatory assets related to the recognition of the underfunded status of Exelon's defined benefit postretirement plans as a liability on its balance sheet in accordance with SFAS No. 158. The regulatory asset is amortized in proportion to the recognition of prior service costs (gains), transition obligations and actuarial losses attributable to ComEd's pension plan and ComEd's and PECO's other postretirement benefit plans determined by the cost recognition provisions of SFAS No. 87 and SFAS No. 106. Exelon believes it is probable that these items will be recovered through rates by ComEd and PECO in future periods. See Note 15 – Retirement Benefits for further detail. In addition, $32 million is the result of PECO transitioning to SFAS No. 106 in 1993, which is recoverable in rates through 2012.

(Dollars in millions, except per share data unless otherwise noted)

Deferred income taxes. These costs represent the difference between the method by which the regulator allows for the recovery of income taxes and how income taxes would be recorded by unregulated entities. Regulatory assets and liabilities associated with deferred income taxes, recorded in compliance with SFAS No. 71 and SFAS No. 109, include the deferred tax effects associated principally with liberalized depreciation accounted for in accordance with the ratemaking policies of the ICC and PAPUC, as well as the revenue impacts thereon, and assume continued recovery of these costs in future rates. See Note 12—Income Taxes for further information.

Debt Costs. The reacquired debt costs represent premiums paid for the early extinguishment and refinancing of long-term debt, which is amortized over the life of the new debt issued to finance the debt redemption. Interest-rate swap settlements are deferred and amortized over the period that the related debt is outstanding. Recovery of early debt retirement costs, which will be amortized over the life of the related retired debt, was granted to ComEd in the July 26, 2006 ICC rate order.

Severance costs. These costs represent previously incurred severance costs that ComEd was granted recovery of in the December 20, 2006 ICC rehearing order. Recovery is over 7.5 years.

Conditional asset retirement obligations. These costs represent future removal costs associated with retirement obligations which will be collected over the remaining lives of the underlying assets. See Note 13—Asset Retirement Obligations for further information.

MGP remediation costs. Recovery of these items was granted to ComEd in the July 26, 2006 ICC rate order. For PECO, these costs represent estimated MGP-related environmental remediation costs at PECO which are recoverable through regulated distribution gas rates. The period of recovery will depend on the timing of the actual expenditures.

Rate case costs. Recovery of these items was granted to ComEd in the July 26, 2006 ICC rate order. Recovery is over three years.

DOE facility decommissioning. These costs represent PECO's share of recoverable decommissioning and decontamination costs of the DOE nuclear fuel enrichment facilities established by the National Energy Policy Act of 1992, which were fully recovered in 2007.

Procurement case costs. Recovery of these items was granted to ComEd in the July 26, 2006 ICC rate order. Recovery is over three years.

Nuclear decommissioning. These amounts represent future nuclear decommissioning costs that exceed (regulatory asset) or are less than (regulatory liability) the associated decommissioning trust fund assets. Exelon believes the trust fund assets, including prospective earnings thereon and any future collections from customers, will equal the associated future decommissioning costs at the time of decommissioning. See Note 13—Asset Retirement Obligations for further information.

Removal costs. These amounts represent funds received from customers to cover the future removal of property, plant and equipment which reduces rate base for ratemaking purposes.

Financial swap with Generation. To fulfill a requirement of the Settlement, ComEd entered into a five-year financial swap contract with Generation. Since the swap contract was deemed prudent by the Settlement Legislation, thereby ensuring ComEd of full recovery in rates, the changes in fair value each period are recorded by ComEd as well as an offsetting regulatory asset or liability. In Exelon's consolidated financial statements, the fair value of the intercompany swap recorded by Generation and ComEd is eliminated. See Note 4—Regulatory Issues for further information.

Deferred (over-recovered) energy costs current asset (liability). Starting in 2007, the ComEd costs are recoverable (refundable) under ComEd's ICC and/or FERC approved rates. ComEd's deferred energy costs are earning (paying) a rate of return. The PECO costs represent gas supply related costs recoverable (refundable) under PECO's PAPUC-approved rates. PECO's deferred energy costs earn a rate of return. A return on over-recovered energy costs is paid to customers in addition to the over-recovered energy costs.

The regulatory assets related to pension and other postretirement benefit plans, deferred income taxes, non-pension postretirement benefits, MGP remediation, severance, Procurement Case and Rate Case are not earning a rate of return. Recovery of the regulatory assets for conditional asset retirement obligations, debt costs, recoverable transition costs, DOE facility decommissioning and deferred energy costs are earning a rate of return.

(Dollars in millions, except per share data unless otherwise noted)

21. Segment Information

Exelon has three operating segments: Generation, ComEd and PECO. Exelon evaluates the performance of its business segments based on net income. An analysis and reconciliation of Exelon's operating segment information to the respective information in the consolidated financial statements are as follows:

	Generation	ComEd	PECO	Other [a]	Intersegment Eliminations	Consolidated
Total revenues [b]:						
2007	$10,749	$6,104	$5,613	$ 741	$(4, 291)	$18,916
2006	9,143	6,101	5,168	807	(5,564)	15,655
2005	9,046	6,264	4,910	694	(5,557)	15,357
Intersegment revenues:						
2007	$ 3,538	$ 2	$ 11	$ 740	$(4, 291)	$ —
2006	4,742	7	8	807	(5,564)	—
2005	4,848	8	8	693	(5,557)	—
Depreciation and amortization:						
2007	$ 267	$ 440	$ 773	$ 40	$ —	$ 1,520
2006	279	430	710	68	—	1,487
2005	254	413	566	101	—	1,334
Operating expenses [b]:						
2007	$ 7,357	$5,592	$4,666	$ 924	$(4, 291)	$14,248
2006	6,747	5,546 [c]	4,302	1,103	(5,564)	12,134 [c]
2005	7,194	6,276 [c]	3,861	859	(5,557)	12,633 [c]
Interest expense, net:						
2007	$ 161	$ 318	$ 248	$ 124	$ (1)	$ 850
2006	159	308	266	152	(5)	880
2005	128	291	279	131	—	829
Income taxes:						
2007	$ 1,362	$ 80	$ 230	$ (226)	$ —	$ 1,446
2006	866	445	180	(285)	—	1,206
2005	709	363	247	(375)	—	944
Income (loss) from continuing operations:						
2007	$ 2,025	$ 165	$ 507	$ 29	$ —	$ 2,726
2006	1,403	(112) [c]	441	(142)	—	1,590 [c]
2005	1,109	(676) [c]	520	(2)	—	951 [c]

(Dollars in millions, except per share data unless otherwise noted)

	Generation	ComEd	PECO	Other [(a)]	Intersegment Eliminations	Consolidated
Income (loss) from discontinued operations:						
2007	$ 4	$ —	$ —	$ 6	$ —	$ 10
2006	4	—	—	(2)	—	2
2005	19	—	—	(5)	—	14
Cumulative effect of changes in accounting principles:						
2007	$ —	$ —	$ —	$ —	$ —	$ —
2006	—	—	—	—	—	—
2005	(30)	(9)	(3)	—	—	(42)
Net income (loss):						
2007	$ 2,029	$ 165	$ 507	$ 35	$ —	$ 2,736
2006	1,407	(112) [(c)]	441	(144)	—	1,592 [(c)]
2005	1,098	(685) [(c)]	517	(7)	—	923 [(c)]
Capital expenditures:						
2007	$ 1,269	$ 1,040	$ 339	$ 26	$ —	$ 2,674
2006	1,109	911	345	53	—	2,418
2005	1,067	776	298	24	—	2,165
Total assets:						
2007	$19,054	$19,376	$9,810	$14,621	$(16,967)	$45,894
2006	18,909	17,774 [(c)]	9,773	14,295	(16,432)	44,319 [(c)]

(a) Other primarily includes corporate operations, BSC and investments in synthetic fuel-producing facilities.
(b) Utility taxes of $258 million, $241 million and $247 million are included in revenues and expenses for 2007, 2006 and 2005, respectively, for ComEd. Utility taxes of $269 million, $244 million and $230 million are included in revenues and expenses for 2007, 2006 and 2005, respectively, for PECO.
(c) Includes goodwill impairment charges of $ 776 million and $1.2 billion in 2006 and 2005, respectively.

(Dollars in millions, except per share data unless otherwise noted)

22. Related Party Transactions

The financial statements of Exelon include related-party transactions as presented in the tables below:

	For the Years Ended December 31,		
	2007	2006	2005
Operating revenues from affiliates			
ComEd Transitional Funding Trust	$ 3	$ 3	$ 3
PETT	6	7	9
Other	1	—	—
Total operating revenues from affiliates	$ 10	$ 10	$ 12
Fuel purchases from related parties			
Keystone Fuels, LLC	$ 46	$ 49	$ 46
Conemaugh Fuels, LLC	46	47	38
Total fuel purchases from related parties	$ 92	$ 96	$ 84
Charitable contribution to Exelon Foundation [a]	$ 50	$ —	$ —
Interest expense to affiliates, net			
ComEd Transitional Funding Trust	$ 27	$ 47	$ 66
ComEd Financing II	13	13	13
ComEd Financing III	13	13	13
PETT	139	180	212
PECO Trust III	6	6	6
PECO Trust IV	6	6	6
Other	(1)	(1)	—
Total interest expense to affiliates, net	$ 203	$ 264	$ 316
Equity in earnings (losses) of unconsolidated affiliates			
ComEd Funding LLC	$ (7)	$ (10)	$ (14)
PETT	(7)	(9)	(16)
TEG and TEP	3	(7)	(1)
Investment in synthetic fuel-producing facilities	(93)	(83)	(104)
Other	(2)	(2)	1
Total equity in earnings (losses) of unconsolidated affiliates	$(106)	$(111)	$(134)

(Dollars in millions, except per share data unless otherwise noted)

	December 31, 2007	December 31, 2006
Receivables from affiliates (current)		
ComEd Transitional Funding Trust	$ 15	$ 17
Investments in affiliates		
ComEd Funding LLC [(b)]	(10)	4
ComEd Financing II	10	10
ComEd Financing III	6	6
PETT	47	54
PECO Energy Capital Corporation	4	4
PECO Trust IV	6	6
Other	—	1
Total investment in affiliates	$ 63	$ 85
Receivable from affiliates (noncurrent)		
ComEd Transitional Funding Trust	$ —	$ 14
Payables to affiliates (current)		
ComEd Financing II	6	6
ComEd Financing III	4	4
PECO Trust III	1	1
Total payables to affiliates (current)	$ 11	$ 11
Long-term debt to ComEd Transitional Funding Trust, PETT and other financing trusts (including due within one year)		
ComEd Transitional Funding Trust	$ 274	$ 648
ComEd Financing II	155	155
ComEd Financing III	206	206
PETT	1,732	2,403
PECO Trust III	81	81
PECO Trust IV	103	103
Total long-term debt due to financing trusts	$2,551	$3,596

(a) Exelon Foundation is a nonconsolidated not-for-profit Illinois corporation. The Exelon Foundation was established in the fourth quarter of 2007 to serve educational and environmental philanthropic purposes and does not serve a direct business or political purpose of Exelon.

(b) In the fourth quarter of 2008, ComEd expects to fully pay off its long-term debt obligations to the ComEd Transitional Funding Trust (which will pay the third party bondholders) and expects to receive its current receivable from the ComEd Transitional Funding Trust. Subsequently in 2008, ComEd Funding LLC expects to liquidate its investment in the ComEd Transitional Funding Trust and ComEd expects to liquidate its investment in ComEd Funding LLC.

23. Quarterly Data (Unaudited)

The data shown below includes all adjustments which Exelon considers necessary for a fair presentation of such amounts:

	Operating Revenues		Operating Income		Net Income (Loss)	
	2007	2006	2007	2006	2007	2006
Quarter ended:						
March 31	$4,829	$3,861	$1,191	$ 818	$691	$400
June 30	4,501	3,697	1,231	1,202	702	644
September 30 (a)	5,032	4,401	1,351	438	780	(44)
December 31	4,554	3,696	896	1,063	562	592

(a) Results of operations for the third quarter of 2006 included the impact of a $776 million impairment of ComEd's goodwill.

	Average Basic Shares Outstanding (in millions)		Net Income (Loss) per Basic Share	
	2007	2006	2007	2006
Quarter ended:				
March 31	672	669	$1.02	$ 0.60
June 30	675	670	1.04	0.96
September 30 (a)	673	671	1.16	(0.07)
December 31	661	672	0.85	0.88

(a) Results of operations for the third quarter of 2006 included the impact of a $776 million impairment of ComEd's goodwill.

	Average Diluted Shares Outstanding (in millions)		Net Income (Loss) per Diluted Share	
	2007	2006	2007	2006
Quarter ended:				
March 31	677	675	$1.02	$ 0.59
June 30	680	676	1.03	0.95
September 30 (a)	678	671	1.15	(0.07)
December 31	666	677	0.84	0.87

(a) Results of operations for the third quarter of 2006 included the impact of a $776 million impairment of ComEd's goodwill.

The following table presents the New York Stock Exchange—Composite Common Stock Prices and dividends by quarter on a per share basis:

	2007				2006			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
High price	$86.83	$82.60	$79.38	$72.31	$63.62	$61.98	$58.86	$59.90
Low price	73.76	64.73	68.67	58.74	57.83	56.74	51.13	52.79
Close	81.64	75.36	72.60	68.71	61.89	60.54	56.83	52.90
Dividends	0.440	0.440	0.440	0.440	0.400	0.400	0.400	0.400

24. Subsequent Events

On January 16, 2008, ComEd issued $450 million of First Mortgage 6.45% Bonds, Series 107, due January 15, 2038. The proceeds were used to refinance maturing First Mortgage Bonds and will be used for the early redemption of trust preferred securities.

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Exelon Corporation
P.O. Box 805398
Chicago, IL 60680-5398
www.exeloncorp.com

Exelon.

END